Form 20-F
period 2004-04-30
CYPACIFIC TRADING INC
filed 2004-11-16
CIK 1230405

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 20 - F

(MARK  ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For  the  fiscal  year  ended  April  30,  2004
                                      ---------------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For  the  transition  period  from  __________  or  __________

Commission  file  number:  333-107199

                             CYPACIFIC TRADING INC.

	                        ------------------------
             (Exact name of registrant as specified in its charter)

                           British Columbia, Canada
                (Jurisdiction of incorporation or organization)
  7th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                            Telephone: 604-683-0082
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:


                                                         NAME OF EACH EXCHANGE
TITLE OF EACH CLASS                                        ON WHICH REGISTERED

-------------------                                        -------------------

-------------------                                        -------------------





SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

Common  shares
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


              Common shares outstanding: April 30, 2004: 2,000,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
    1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               (1) [X] Yes [ ] No
                               (2) [X] Yes [ ] No
    Indicate by check mark which financial statement item the registrant has selected to follow.
                            [ ] Item 17 [X] Item 18
                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. DIRECTORS AND SENIOR MANAGEMENT
See Item 4.C.

B. ADVISERS
Principal banker:
Bank of Montreal
First Bank Tower, 595 Burrard Street, Vancouver, B.C. V7X 1L7 Canada

C. AUDITORS
Pannell Kerr Forster, Registered Independent Chartered Accountants
Marine Building
7th Floor, 355 Burrard Street, Vancouver, B.C. V6C 2G8 Canada

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A.  Selected financial data

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of CyPacific Trading Inc. as of April 30, 2004 and 2003 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal year ended April 30, 2004 and for the period ended April 30, 2003 are derived from the audited financial statements of the Company, which have been audited by Pannell Kerr Forster, registered independent chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States of America.

                   STATEMENT OF OPERATIONS (in U.S. dollars)
                             Select information

Year ended April 30, 2004 and from inception March 21, 2003 to April 30, 2003
                                                    Year ended      Period ended
                                                       2004             2003
                                                    ----------      ------------
Revenue - Sales                                         $0               $0
                                                    ----------      ------------
Operating expenses                                    6,189             2,379
                                                    ----------      ------------
Net loss                                             (6,189)            (2,379)
Other comprehensive income (loss)                       87                (42)
                                                    ----------      ------------
Comprehensive loss                                  $(6,102)           $(2,421)
                                                    ----------      ------------
Weighted average number of
common shares                                     2,000,000            219,178
Basic and diluted loss per common share              $(0.00)            $(0.01)

          BALANCE SHEETS (in U.S. dollars) as of April 30, 2004 and 2003
                                 Select information
                                                        2004               2003
Cash and cash equivalents                                $13              $1,389
                                                       -------          --------
Total current assets                                      13               1,389

Total Assets                                             $13              $1,389
Accounts payable and accrued liabilities              $3,644              $2,093
Due to related party                                   3,497                 322
Total Liabilities                                      7,141               2,415

Shareholders' equity (deficiency)                     (7,128)            (1,026)
Total Liabilities and Shareholders'
Equity                                                   $13             $1,389

EXCHANGE RATES

CyPacific records its finances in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and paid out in respect of cash dividends or other distributions paid in Cdn dollars by the Company. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of one US dollar in Cdn funds. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On July 7, 2004 the noon buying rate was Cdn$1.3196 to US$1.00.

                   YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)


                           AVERAGE  RATE(1)   YEAR  END     HIGH        LOW
1999                            1.4827         1.4440      1.5302      1.4440
2000                            1.4871         1.4995      1.5600      1.4350
2001                            1.5519         1.5925      1.6023      1.4933
2002                            1.5702         1.5800      1.6128      1.5108
2003                            1.3916         1.2923      1.5750      1.2923



(1) the average of the noon buying rates on the last day of each month during the period.

(CDN$  PER  US$1.00)
                                HIGH           LOW
December 2003                  1.3405          1.2923
January 2004                   1.3340          1.2690
February 2004                  1.3442          1.3108
March 2004                     1.3480          1.3080
April 2004                     1.3612          1.3095
May 2004                       1.3970          1.3580
June 2004                      1.3772          1.3407

B.  Capitalization and indebtedness
Not applicable

C.  Reasons for the offer and use of proceeds
Not applicable

D.  Risk Factors
There are significant risks associated with an investment in our common stock. Before making a decision concerning the purchase of our securities, you should carefully consider the following factors and other information in this annual report when you evaluate our business. The potential success of our business model must be considered in light of our status as a development stage company.

Business Risks

WE HAVE NOT COMMENCED OPERATIONS
Since we have not begun operations, the prediction of future financial results is difficult and, in some cases, impossible. Furthermore, we believe that period-to-period comparisons of our financial results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance. To the extent that we are unable to generate revenues as anticipated, our results of operations and financial condition will be materially and adversely affected, and CyPacific may fail.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN WHICH COULD RESULT IN A LOSS FOR OUR INVESTORS
We may never become profitable. Since we have not begun operating, we are unable at this time to predict our potential to realize a profit. If we do achieve profitability at some point in the future, we cannot be certain that we will remain profitable or that profits will increase in the future. At this time, we have not commenced operations and expect to incur net losses for the foreseeable future. CyPacific's auditor has cautioned in its auditor's report dated October 30, 2004 for the year ended April 30, 2004 that CyPacific has not earned any revenues. As of April 30, 2004, CyPacific reported an accumulated net loss of $8,568 since inception March 21, 2003. CyPacific estimates that additional funding of $100,000 will be required to implement its business plan over its first 12 months. This raises substantial doubt about its ability to continue as a going concern. In the event that the required funds are not raised, CyPacific will continue curtailling its operations in order to minimize business expenses. Andrew Lee, a director and president of CyPacific, is unable to advance funds of approximately $50,000 to the Company, estimated to be required for minimized expenses over the initial nine months from commencement of its business plan in the event that additional funds are not raised. There is no assurance that CyPacific will continue to operate if additional funding does not materialize. For further discussion, see the section of this prospectus entitled "Operating and Financial Results and Prospects or Plan of Operation" below.

FUTURE ISSUANCE OF DEBT MAY CONTAIN CONTRACTUAL RESTRICTIONS THAT MAY CURTAIL IMPLEMENTATION OF OUR BUSINESS PLAN

We do not currently have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating. For further discussion, see liquidity and capital resources in the section of this prospectus entitled "Operating and Financial Results and Prospects or Plan of Operation" below.

ANTICIPATED LOSSES

As a developmental stage company, CyPacific must invest heavily in infrastructure, internet site and related hardware and software, sales and marketing. The Company expects to incur losses for the foreseeable future. The Company expects to be able to earn future revenue; however, there can be no assurance that it will ever achieve or maintain profitability or generate positive cash flow from operations. (See "Business")

IF WE ARE UNABLE TO DEVELOP A FUNCTIONAL AND COMPETITIVE WEBSITE, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION MAY BE NEGATIVELY IMPACTED AND AS A RESULT, WE MAY NOT BE ABLE TO CONTINUE WITH OUR OPERATIONS

Andrew Lee, the Company's president, is currently developing many of the basic features and services that will be offered on our website. The initial layout, design and functionality drawings have been completed. However, if we are unable to complete the developing process and launch the planned website in a timely, functional and competitive manner, our business, operating results and financial condition may be negatively impacted and as a result, we may not be able to continue with our operations.

WE DO NOT HAVE ANY ARRANGEMENTS FOR PROVIDERS OF PRODUCTS FOR OUR WEBSITE, AS A RESULT WE ARE AT RISK OF HAVING LITTLE OR NO PRODUCTS TO SELL ON OUR WEBSITE

Andrew Lee, the Company's president, is currently searching for the products for our website and contacting third party product providers. However, if we are unable to complete arrangements for products from third party providers, our business, operating results and financial condition may be negatively impacted and as a result, we may not be able to continue with our operations.

     We will rely on third parties for our order fulfillment. failures on the part of these third parties could harm our business We will use overnight courier and delivery services for substantially all of our products. Should these services be unable to deliver our products for a sustained time period as a result of a strike or other reason, our business, results of operations and financial condition would be adversely affected. If, due to problems related to third party service providers, we experience any delays in shipment, our business, results of operations and financial condition would be adversely affected.

FLUCTUATIONS  IN  OPERATING  RESULTS

Given the current developmental status of the Company and the rapidly evolving nature of the markets in which the Company will be competing, the Company expects to experience significant fluctuations in its future operating results due to a variety of factors, many of which are outside its control. Factors that may adversely affect the Company's future operating results include the following:

1) The continued overall acceptance and use of the Internet and online services and increasing consumer acceptance of the Internet as a medium for commerce;
2)   The level of traffic on the Company's web site;
3) The Company's ability to continually upgrade its systems and infrastructure and attract new personnel in a timely and effective manner;
4) The announcement or introduction of new sites, services and products by the Company and its competitors;
5)   Technical difficulties and system downtime or Internet brownouts;
6) The amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure;
7) General economic conditions and economic conditions specific to the Internet and online commerce; and
8) The Company's lack of operating experience in Internet commerce and retail business.

     Due to the above factors, the Company's operating results may fall below the expectations of management and its business could suffer significantly.

INABILITY TO MANAGE GROWTH
In order to maximize potential growth in the Company's market opportunities, the Company believes that it must expand significantly in the market place. This impetus for expansion will place a significant strain on the Company's management, operational and financial resources. In order to manage growth, the Company must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. The Company can give no assurance that it will effectively manage the expansion of its operations, that its systems, procedures or controls will adequately support its operations or that the company's management will successfully implement the plan described in its Form 1 Registration Statement. If the Company cannot effectively manage its growth, business and financial condition, then the results of operations could suffer a material adverse effect.

NEED FOR ADDITIONAL FINANCING
The Company requires financing to start the operation of its Internet retail business. The financing would be used primarily for software development and online and offline marketing to establish brand name recognition. The Company can give no assurance that it will successfully negotiate or obtain the necessary financing, or that it will obtain financing on terms favorable or acceptable to the Company. None of the Company's directors or officers have made any commitments for financing, including Mr. Andrew Lee, a director and president of CyPacific, who has determined that he is not able to advance funds of approximately $50,000, required for the minimized expenses over the first nine months from the commencement of the business plan in the event that additional funds are not raised. The Company's ability to obtain capital depends on market conditions, the global economy and other factors outside its control. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to develop or enhance products or services to respond to competitive pressure would be significantly limited. The Company's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial conditions and results of operations.

DEVELOPMENT OF THE INTERNET INFRASTRUCTURE
The Company's business model depends on the Internet infrastructure. This dependence on the Internet infrastructure may prove problematic for a number of reasons, including:
1) Inadequate development of the necessary infrastructure for communication speed, access and server reliability;
2)   Security and confidentiality concerns;
3) Lack of development of complementary products, such as high-speed modems and high-speed communication lines;
4)   Implementation of competing technologies;
5) Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity; and
6)   United States, Canadian and foreign governmental regulation.

The Company expects Internet use to grow in number of users and volume of traffic. The Internet infrastructure may be unable to support the demands placed on it by this continued growth. If these factors limit the acceptance or effectiveness of Internet products, the Company's business could suffer dramatically.

OUR FAILURE TO ATTRACT BANNER - ADVERTISING REVENUE IN VOLUMES AND AT RATES THAT ARE SATISFACTORY TO US COULD HARM OUR BUSINESS
We expect in the future to derive a portion of our net revenue from advertisements displayed on our websites. Our ability to achieve any substantial advertising revenue depends upon:
1) The development of a large base of users possessing demographic characteristics attractive to advertisers;
2)   The level of traffic on our websites;
3) Our ability to derive better demographic and other information from our users;
4)   Acceptance by advertisers of the Web as an advertising medium; and
5)   Our ability to transition and expand into other forms of advertising.

No standards have yet been widely accepted for the effectiveness of Web-based advertising. Advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. If we are unsuccessful in sustaining or increasing advertising sales levels, it could have a material adverse effect on our business, operating results and financial condition.

DEPENDENCE  ON  CONTINUED  USE  OF  THE  INTERNET
The Company's level of sales to be generated from its worldwide web sites depends in part on the use and acceptance of the Internet by end-users. The growth in Internet usage is a relatively recent development, and no assurance can be made that the Internet will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the Internet and other online services as a medium of commerce. If the use by consumers of the Internet to purchase products does not continue, the Company's business, financial condition and results of operations could be adversely affected. The Company's success in maintaining and growing its Internet business will depend in large part upon the development of an infrastructure for providing Internet access and services. If the number of Internet users or their use of Internet resources continues to grow rapidly, such growth may overwhelm the Company's Internet infrastructure. The Company's ability to increase the speed with which it provides services to customers and to increase the scope of such services ultimately is limited by and reliant upon the speed and reliability of the networks operated by third parties. The Company cannot assure that networks and infrastructure providing sufficient capacity and reliability will continue to be developed.

UNCERTAIN ACCEPTANCE OF THE INTERNET COULD HINDER THE COMPANY'S DEVELOPMENT The Internet market through which the Company intends to deliver its services has only recently begun to develop and will continue to evolve. As a result, demand for and market acceptance of products and services delivered over the Internet remain uncertain. Moreover, since the market for its services is new and evolving, the Company cannot accurately predict the size of this market or its future growth rate, if any. The success of the Company's services will depend substantially upon the widespread acceptance and use of the Internet by a broad base of consumers. Rapid growth in the use of the Internet is a recent phenomenon. For the Company to succeed, consumers who have historically used other means to shop must accept and utilize novel ways of conducting business and exchanging information. The Company cannot assure the investor that a broad base of consumers will accept the Internet as an effective way of conducting business and exchanging information. If the Company's online services do not achieve market acceptance or if the Internet does not become a viable way of conducting business and exchanging information, the Company's business, results of operations and financial condition would suffer a material adverse effect and the Company may be unable to sustain operations.

COMPETITION MAY HINDER THE COMPANY'S GROWTH
The online commerce market for exchanging products and services over the Internet is evolving and may become intensely competitive. Since anticipated transactions on the CyPacific site will include cash transactions, all sites that transact trade, auction, exchanges or barter are current or potential competitors. Certain of the Company's competitors may devote greater resources to marketing and promotional campaigns and devote substantially more resources to web site development. Increased competition may result in reduced operating margins. The Company cannot assure potential investors that the Company will compete successfully against future competitors.

RAPID  TECHNOLOGY  CHANGE  MAY  RENDER  THE  COMPANY'S  APPROACH  OBSOLETE
The Internet and online commerce industries typically experience rapid technological change, changing market conditions and customer demands and the emergence of new industry standards and practices that could render the Company's developing web site and technology obsolete. The Company's future success will substantially depend on its ability to enhance its services and technology and respond to technological advances in a timely and cost-effective manner. The development of the web site and other proprietary technology entails significant technical know how and business risk. The Company cannot assure the investor that it will succeed in developing and using new technologies or in adapting its technology and systems to meet emerging industry standards and customer requirements. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in responding to changing market conditions or customer requirements, or if its new products and services do not achieve market acceptance, its business, prospects, results of operations and financial condition would suffer a material adverse effect.

RELIANCE  ON  KEY  MANAGEMENT  PERSONNEL
The Company's performance depends substantially on the continued services and performance of its President. The Company's performance also depends on its ability to attract, retain and motivate other qualified officers and key employees. The loss of services of its executive officer could have a material adverse effect on the Company's business, prospects, financial condition and results of operation. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intensive, and the Company's failure to attract and retain the necessary technical, managerial and marketing personnel could have a material adverse effect on its business, prospects, financial condition and results of operations.

RISK  OF  SYSTEM  FAILURE
The Company's success depends substantially on its ability to deliver high quality, uninterrupted Internet hosting. This requires that the Company protect its computer equipment and the information stored in its servers. The Company's systems will be vulnerable to damage by fire, natural disasters, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. Any substantial interruption in the Company's systems would have a material adverse effect on its business, prospects, financial condition and results of operations. Although the Company intends on carrying property and business interruption insurance, its coverage may not adequately compensate for the losses that may occur. In addition, the Company's system may be vulnerable to computer viruses, physical or electronic break-ins and other similar disruptive events. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, and loss of data or cessation in service to users of the Company's services. The occurrence of any of these risks could have a material adverse effect on the Company's business, prospects, financial condition or results of operations.

GOVERNMENT  REGULATIONS  AND  LEGAL  UNCERTAINTIES
The Company is subject to various laws and regulations applicable to trade, barter and sale or purchase of goods and services. To date, governmental regulations have not materially restricted use of the Internet in our targeted markets. However, there are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our online services and limit the growth of our revenues. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues including: collection of sales and other taxes; user privacy; pricing controls; characteristics and quality of products and services; consumer protection; libel and defamation; copyright, trademark and patent infringement; other claims based on the nature and content of Internet materials.

LIMITED  PUBLIC  MARKET  FOR  THE  COMPANY'S  SHARES  AS  AN  INVESTMENT
There is currently no market existing for the issued and outstanding shares of common stock of the Company. The shares may be currently traded only through privately negotiated transactions. Even if a registration of the Shares becomes effective, there can be no assurance that a public market will develop in the future, nor can the Company give any assurance that any public offering it might undertake in the future will be successful. There can be no assurance that purchasers will be able to sell their acquired shares at any time in the future at a profit, at a loss or even at all.

RISKS  RELATING  TO  FORWARD-LOOKING  STATEMENTS
Information provided concerning the Company and its business contains forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies and business operations, along with other statements. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, acceptance of the Company's products and services, the ability to price products and services competitively, the ability to attract additional capital, the establishment of an effective marketing plan, and the other risks identified herein. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon these forward-looking statements.

CONCERNS ABOUT SECURITY OVER THE INTERNET MAY REDUCE THE USE OF OUR WEBSITE AND IMPEDE OUR GROWTH
A significant barrier to confidential communications over the Internet has been the need for security. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where that merchant does not obtain a cardholder's signature, as is the case with the transactions we will process. A failure to adequately control fraudulent credit card transactions could reduce our collections and harm our business. Internet usage could decline if any well-publicized compromise of security occurred. Our site could be particularly affected by any such breach because our online commerce model will require the entry of confidential customer ordering, purchasing and delivery data over the Internet, and we will maintain a database of this historical customer information. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a medium for commerce. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in the compromise or breach of the algorithms we will use to protect content and transactions on our website or proprietary information in our database. Anyone who is able to circumvent our security measures could misappropriate confidential customer or company information or cause interruptions in our operations. We may incur significant costs to protect against the threat of such security breaches or to alleviate problems caused by these breaches.

PRIVACY  CONCERNS
Federal, state and foreign governments have enacted or may enact laws or consider regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites, with particular emphasis on access by minors. Such regulations may include requirements that companies establish procedures to:

- give adequate notice to consumers regarding information collection and disclosure practices;
- provide consumers with the ability to have personal identifying information deleted from a company's data;
- provide consumers with access to their personal information and with the ability to rectify inaccurate information;
- clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's website;
- obtain express parental consent prior to collecting and using personal identifying information obtained from children; and
- the Federal Children's Online Privacy Act.

Such regulation may also include enforcement and redress provisions. While we will implement programs designed to enhance the protection of the privacy of our users, including children, there can be no assurance that such programs will conform to applicable laws or regulations. Moreover, even in the absence of such regulations, the Federal Trade Commission has begun investigations into the privacy practices of companies that collect information on the Internet. One such investigation has resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the privacy safeguards described above.
We will obtain and retain personal information about our website users with their consent. We will have a stringent privacy policy covering this information. However, if third persons become able to penetrate our network security and gain access to, or otherwise misappropriate, our users' personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources.

INTERNET  TAXATION
A number of legislative proposals have been made at the federal, state and local levels, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and some states have taken measures to tax Internet-related activities. Although Congress has placed a moratorium on state and local taxes on Internet access or on discriminatory taxes on e-commerce, existing state or local laws have been expressly exempted from this moratorium. Further, once this moratorium is lifted, some type of federal or state taxes may be imposed upon Internet commerce. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from such activities.

JURISDICTION
Due to the global reach of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the Province of British Columbia, Canada, the governments of other states and foreign countries might attempt to regulate Internet activities and our transmissions or take action against us for violations of their laws.

INVESTMENT RISKS

OUR ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF SHAREHOLDERS; OUR COMMON STOCK SHAREHOLDERS DO NOT HAVE PREEMPTIVE RIGHTS Any additional issuances of common stock by us from our authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. The board of directors has the power to issue such shares without shareholder approval. We fully intend to issue additional common shares in order to raise capital to fund our business operations and growth objectives.

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Investors also must evaluate an investment in CyPacific solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM
Our Memorandum and Articles contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in CyPacific may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

SINCE WE ARE A CANADIAN COMPANY AND MOST OF OUR ASSETS AND KEY PERSONNEL ARE LOCATED OUTSIDE THE UNITED STATES OF AMERICA, YOU MAY NOT BE ABLE TO ENFORCE ANY UNITED STATES JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST US, OUR ASSETS, OUR KEY PERSONNEL OR THE EXPERTS NAMED IN THIS DOCUMENT
We have been organized under the laws of Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this document are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws.

FORWARD  LOOKING  STATEMENTS
This document contains forward-looking statements. We intend to identify forward-looking statements in this document using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

Item 4. Information on the Company
A.  History  and  Development  of  the  Company
CyPacific Trading Inc. (CyPacific or the Company) was incorporated in British Columbia, Canada, on March 21, 2003 under the Companies Act of British Columbia, as a privately owned company that operates from its corporate headquarters located in Vancouver, British Columbia, Canada. CyPacific is a development stage company with no revenue to date. As of April 30, 2004 the Company has reported cumulative operating losses of $8,568.

CyPacific has negotiated its first contract to manage Internet-based electronic retail sales via an on-line store for Daval Productions Ltd. Daval produces and distributes travel and sites of interest video products in DVD format to the travel and tourist industry. CyPacific has not generated any revenue from the Daval opportunity at October 15, 2004.

B. Business Overview
CyPacific's original business concept involved Internet-based electronic retail sales with an on-line store. CyPacific intended to specialize in selling products obtained from North American manufacturers, which products are difficult to find in Asian countries, to individuals and businesses first in Korea, and later in other parts of Asia. The services of CyPacific will include on-line and off-line direct sales of products as well as on-line banner advertisements. The goal of CyPacific is to commercialize new products in the Korean market and to create a distribution channel in Korea for manufacturers who produce specialized goods of quality. To date, no such products have become available to CyPacific.

CyPacific will design its Website to provide a place where customers buy products that are hard to find elsewhere in Asia and also to provide a place where North American manufacturers can present their companies and products to an Asian market.

CyPacific's system will be designed to fully integrate all aspects of retail transaction processing including order placement, secure payment verification, order fulfillment and vendor invoicing, in one seamless and automated process. The Company believes that the principal competitive factors in its market will be the uniqueness and quality of its merchandise, ease of use, twenty four hour accessibility, customer service, convenience, reliability, quality of search engine tools, and quality of other site contents.

The Company will develop and employ specialized information systems to provide its customers with access to an automated marketplace of merchandise and services, which consist of detailed product descriptions, product availability, approximate delivery times, delivery status of merchandise ordered and back-order information. The Company will introduce new merchandise of a unique idea and good quality on a continual basis and intends to enter arrangements with a number of manufacturers and distributors for product supply.

CyPacific estimates that funding of $100,000 will be required to implement its business plan over the first 12 months from commencement of its business. The funding is anticipated to be required for administrative expenses of $40,000, web building expenses of $20,000, purchase of computer and peripheral equipment of $15,000 and other miscellaneous expenses of $25,000. CyPacific intends to finance its administrative, start up and initial operating costs by the sale of its shares, other shareholder financings, and standard business trade financing. No commitments to provide additional funds have been made by management, stockholders or anyone else. There is no assurance that CyPacific will continue to operate if additional funding is not available on terms acceptable to CyPacific or at all. The absence of funding would make the successful completion of CyPacific's business plan doubtful.
Our Product

CyPacific has negotiated its first contract to manage Internet-based electronic retail sales via an on-line store for Daval Productions Ltd. Daval produces and distributes travel and sites of interest video products in DVD format to the travel and tourist industry.

The Company's objective is to become a dominant retailer on the Internet. Currently, CyPacific is searching for merchandise suppliers with regards to what merchandise CyPacific will sell and where it will market its merchandise. As soon as CyPacific decides on the merchandise suppliers, CyPacific will enter into purchase and other agreements.

Industry Background

Growth of the Internet and the World Wide Web
The Internet has become one of the fastest-growing means of communication, reaching consumers and businesses worldwide. The Internet allows millions of users to obtain and share information, interact with each other and conduct business electronically. Lower computer prices, faster, easier and cheaper Internet access, improvements in the performance and speed of personal computers and modems, and an increase in the information and services available on the Internet are among the factors fuelling the growth of Internet users.
The growth in the number of Web users is being driven by the increasing importance of the Internet as a communications medium, an information resource, and a sales and distribution channel. The widespread adoption and interactive nature of the Internet have created new opportunities for conducting business on-line and are changing the way companies do business. According to a recent report from Ipsos-Reid, a global marketing research company, 54% of Internet users worldwide indicated that in 2002 they had gone on-line shopping and 62% of these people have made an order for a product or service on-line, which is up 28% from 1999. The US Census Bureau of the Department of Commerce announced that out of US$3.168 trillion of total retail sales for the year 2001, US$35.916 billion was made on-line (1.1%). More and more retail transactions are occurring on-line, and through the year 2002 about 1.3% of total sales were made over on-line systems, including the Internet, extranet, electronic mail or electronic data interchange network. In addition, the latest scores from the American Customer Satisfaction Index, which was released in February 2003, indicates that US consumers' satisfaction with on-line retail websites scored an 83 out of 100.

E-Business  Marketing  and  Customer  Service  Differences
The Internet has evolved into a unique marketing channel. Unlike traditional marketing channels, Internet retailers do not have many of the overhead costs, such as store rent, wages for salespeople or expenses for merchandising, decorating and maintenance of a store, borne by traditional retailers. In addition, electronic transaction workflows cost less to process than paper-based workflows, which can add up to huge savings in a high-volume transaction processing business. The Internet offers the opportunity to create a large, geographically dispersed customer base more quickly than traditional retailers. Online storefronts and Web-based order entry extend the reach of sales systems to millions of Internet consumers and business markets. The Internet also offers customers a broader selection of goods to purchase, provides sellers the opportunity to sell their goods more efficiently to a broader base of buyers and allows business transactions to occur at all hours. Self-service applications, which are the Internet equivalent of a bank's ATM, provide business partners with easier access to information access and a more flexible availability schedule. Self-service application can also be seen as enhancing customer service by providing new avenues for promotion and distribution, by responding more quickly to orders, and by offering more responsive after-sales service.

E-Business Administration Differences
Web-based business has revolutionized traditional commerce processes. Employees will be more productive because they are able to focus their time on better exception handling, rather than mundane tasks that are done faster and more efficiently by software. Business information and documents are distributed electronically rather than on paper, cutting costs and improving consistency. Participating in business process workflows electronically rather than manually creates a seamless duty flow and automatic follow-up trail. In the majority of E-businesses, as will be the case with our business, information is delivered on-demand and proactively rather than reactively, and there is a reliance on systematized business knowledge rather than on the knowledge of individuals. You can cut costs and save time by improving the quality of supply chain management, by integrating back-end production and logistics with front-end marketing and sales, and by allowing the computer and software to do most of the work in controlling inventory. You can cut costs and save time by improving internal functions, by cutting down on meetings, by sharing information, by eliminating endless trails of paper, and by assuring internal communications are precise and understood.

Marketing and Sales
The success of CyPacfic is contingent upon the visibility and market acceptance it will achieve on the Internet and the revenues generated by on-line and off-line product sales as well as banner advertisement.

CyPacfic's marketing will be designed to position the Company as a premier on-line store. CyPacfic will target individuals and corporations as well as other retailers.

Whereas earlier Internet advertising was mostly accomplished through banner advertising, the industry is now marketing websites through a combination of on-line advertising and traditional media and direct mail advertisement. CyPacfic will adopt this approach in its marketing campaign.

CyPacfic believes that by advertising in a broad range of media, including the Internet, newspapers and magazines, it will be able to substantially increase its exposure. CyPacfic will also need to expand its advertising arrangements with other on-line store sites and other companies. These website advertising arrangements will include mutual linking arrangements with other companies. In addition to this, the Company will adopt a more traditional marketing approach such as visiting and making phone calls to potential customers and distributing advertising material.

CyPacfic intends to build customer loyalty through the use of customized offerings to its customers through the use of extensive data regarding customer preference and behavior obtained as a result of monitoring its customers' activities on-line. The Company's website will be designed to allow rapid product experimentation, customer buying pattern analysis, instant user feedback and customized data-based marketing for each of the customers. In contrast to traditional direct-marketing efforts, CyPacfic's personalized notification services will send customers information updating Company prices as well as new product and service offerings. By offering customers a compelling and personalized value proposition, the Company seeks to increase the number of visitors who make a purchase, encourage repeat visits and purchases and extend customer retention. Satisfied customers will generate word-of-mouth advertising and are able to reach thousands of potential customers because of the wide reach of on-line communication.

Although CyPacfic believes that this marketing strategy will attract more users to a CyPacfic on-line store, CyPacfic makes no assurance that it's marketing will be successful or its sales will materialize or increase. There are a number of factors that may negatively impact CyPacfic's business plan - see "Risk Factors" beginning on page 4 .Therefore,CyPacficprovidesnoassurances that its plans will be successful.
Competition
The electronic commerce market is rapidly evolving and intensely competitive. Furthermore, CyPacific expects competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. CyPacific competes with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors include:
- various Internet auction houses such as Auction Korea, Waawaa, Clickplus and Woori Home Shopping;
- a number of competitors that specialize in electronic commerce or derive a substantial portion of their revenue from electronic commerce, including LG eshop, Interpark, CJ Mall, Lotte.com and Hmall;
- a variety of other companies that offer merchandise similar to that of CyPacific but through physical auctions.

CyPacific will compete for banner advertisements with other portals or on-line stores that offer shopping search engines, including CJ Mall, Yahoo! Shopping and Daum.net. There can be no assurance that CyPacific can maintain a competitive position with potential competitors.

Many of the Company's current and potential competitors will have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, marketing and other resources than the Company. In addition, on-line retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other on-line services increases. Certain of the Company's competitors may be able to secure merchandise from vendors on more favourable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Website and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished franchise value.

Employees
As of October 01, 2004, the Company has no employees. The Company plans to hire employees upon the successful completion of funding and Phase 1 of its business plan. The additional employees that CyPacific will need is expected to include two full-time employees for the shipping department, two full-time employees for the Customer service department, two full-time employees for the Purchasing department and two full-time employees for the Marketing and Sales department.

The Company believes that its future success will depend in part on its ability to attract, hire and maintain qualified personnel. Competition for such personnel in the on-line industry is intense. We expect our labour relations to be good. None of our employees will be covered by a collective bargaining agreement.

Government Regulation
The Company is subject to various laws and regulations applicable to trade, barter and sale or purchase of goods and services. To date, governmental regulations have not materially restricted use of the Internet in our targeted markets. However, there are an increasing number of discussions pertaining to laws and regulations involving the Internet. Due to the global reach of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the Province of British Columbia, Canada, the governments of other states and foreign countries might attempt to regulate Internet activities and our transmissions.

C. Organizational Structure
CyPacific was incorporated on March 21, 2003 under the laws of British Columbia, Canada as a privately owned company that operates from its corporate headquarters located at 16th Floor, 543 Granville Street, Vancouver, B.C. Canada.

D. Property, Plant and Equipment
CyPacific rents on a month-to-month basis its current principal executive offices located on the 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8. There is no security deposit. The office facilities are leased from the property owners. The Company does not carry tenants insurance for office contents.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with the Company's audited financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A.  Operating Results
Year comparisons between 2004 and 2003
     For the year ended April 30, 2004, the Company achieved sales revenues of $nil compared with sales revenues of $nil for the period ended April 30, 2003. The Company's operating loss increased to $6,189 in 2004 from a loss of $2,379 in 2003. Such increase in the operating loss was due primarily to costs incurred in organizing the Company to become a reporting issuer. In the same period, the working capital deficiency increased to $(7,128) in 2004 from a deficiency of $(1,026) in 2003. As of the year ended April 30, 2004, the Company had an accumulated stockholders' deficiency of $(7,128). The current year's contribution to the deficit was financed in part by a $4,726 increase in current liabilities.

B.  Liquidity and capital resources
     Our initial sources of liquidity are expected to be existing cash and related party loans. CyPacific has $13 on hand as at April 30, 2004 and anticipates expending an additional $50,000 to advance its business to sales over the next year. The Company will need additional funding in order to research, acquire and distribute products that may become under contract.

There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period or if available, that it can be obtained on satisfactory terms. We have made no arrangements with our officers, directors or affiliates to provide liquidity to us.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have not presently identified any probable business combination. If adequate funds are not available within the next twelve months, we may be required to significantly curtail our operations or no longer be able to operate.

C.  Research and development, patents and licenses, etc.
Research and Development
It is the goal of the Company to continually make enhancements and improvements to its delivery systems. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production is excluded from research and development expenses.


Proprietary Technology
Intellectual Property
          The Company has no proprietary products or systems and does not anticipate a need for patents or other registered intellectual property.

D. Trend information
See Item 4 B. Business Overview, Industry Overview

E.  Off-balance sheet arrangements
Not applicable

F.  Tabular disclosure of contractual obligations
                                   Payments due (by period)
                                      less than                        more than
Contractual Obligations      Total    one year  1-3 years   3-5 years    5 years
Long-term debt obligations   $nil      $nil        $nil       $nil         $nil
Debentures                   $nil      $nil        $nil       $nil         $nil
Long-term accounts payable   $nil      $nil        $nil       $nil         $nil
Contractual commitments      $nil      $nil        $nil       $nil         $nil
Retirement and severance
  indemnities                $nil      $nil        $nil       $nil         $nil

G. Safe harbor
Forward-looking statements
This annual report contains forward-looking statements. We intend to identify forward-looking statements in this report using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth the name, age, and position of each Director and Executive Officer of CyPacific Trading Inc.

NAME                  AGE    POSITION
----                  ---    --------
Andrew S. Lee         24     President,  CFO  and  Director
-------------         --     ------------------------------
Ron Loudoun           41     Director and Secretary
-------------         --     ------------------------------

          There are no arrangements or understandings between the directors and officers of CyPacific and any other person pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

          The following summary outlines the professional background of the directors and executive officers of the Company:

          Andrew S. Lee majored in computer science at the British Columbia Institute of Technology and has been working as a freelance computer system and network administrator since graduation in 2002. While working for several small companies, including those providing online services, he has accumulated knowledge on how to operate and manage an online-based company. At CyPacific, he will be responsible for making day to day decisions as well as supervising website management.

          Ron Loudoun graduated from the British Columbia Institute of Technology's business administration program in 1983. During the years 1983 to 2000 Mr. Loudoun has owned and operated several businesses, including Acorn Investments, 231117 BC Ltd. and Pathway Films Inc. and has been a real estate agent with a focus on commercial properties. In 2001 Mr. Loudoun graduated from the Vancouver Film School Foundation Program and, from 2002 to the present, has purchased and renovated two downtown Vancouver buildings for use as a film studio (Cambie Film Center) and media production company.

B. Compensation
Executive Compensation
          The Company did not pay any compensation during fiscal 2004 to our directors and officers. The amount of retirement and severance benefits accrued for our executive officers and directors in 2004 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2004.

Stock Option Plan
          Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees. There was no stock options or warrants convertible into CyPacific Trading Inc. common stock outstanding as at October 15, 2004.

Compensation of Directors
          Directors, including directors who are also employees of the Company, receive no extra compensation for their service on the Board of Directors of the Company.

C. Board practices
BOARD OF DIRECTORS
          The board of directors has the ultimate responsibility for the administration of the affairs of CyPacific. Our Articles, as currently in effect, provides for a board of directors of not more than ten directors. Under our Articles, all directors serve a three-year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve the Company. The directors are elected at a general meeting of shareholders by a majority vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one third of all issued and outstanding shares having voting rights.

Independent auditor
          Our Articles of Incorporation provide for the appointment, by the shareholders of the Company, of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, Pannell Kerr Forster, registered independent Chartered Accountants of Vancouver, Canada, are our independent auditors.

D. Employees
Employment Contracts with employees and officers
          The Company does not have any employment agreement with any of its employees or officers.

E. Share Ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of April 30, 2004 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Name                                 Shares Owned                  Percentage of
                                                                    Shares Owned
Andrew S. Lee, President,
CFO and Director                          0                             0%
Ron Loudoun, Secretary and Director   1,800,000                        90%
All Executive Officer and
Directors as a Group                  1,800,000                        90%

Ron Loudoun purchased 1,800,000 shares of common stock from Andrew S. Lee in March of 2004. The shares are restricted as to resale to the public.

Item 7. Major Shareholders and Related Party Transactions
A.   Major shareholders
          The following table sets forth information with respect to the beneficial ownership of our shares as of April 30, 2004 by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address                Amount of Stock                    Percentage
                              Beneficially Owned                    of Class
Ron Loudoun                      1,800,000                             90%
536 Cambie Street
Vancouver, B.C. Canada

All the shares are shares of common stock and all have equal rights. There are no arrangements known to the Company the operation of which would at a subsequent date result in a change in control of the Company.

B.  Related party transactions
          There is no known relationship between any of the Directors and Officers of the Company with major clients or providers of essential products and technology with the exception that Mr. Ron Loudoun, a Director and officer of CyPacific, is also a principal of Daval Productions Ltd., the first customer for CyPacific's services.

          In the event conflicts arise, the Company will attempt to resolve any such conflicts of interest in favour of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which require that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on or behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

C.  Interests of experts and counsel
Not applicable

Item 8. Financial Information
A. Statements and Other Financial Information
See "Item 18- Financial Statements"

B. Significant Changes
          There has been no significant change in the Company's affairs since the April 30, 2004 financial statements.

       Item 9.  The Offer and Listing
      Not Applicable

Item 10. Additional Information
A. Share capital
          The Company had 2,000,000 shares of common stock issued and outstanding prior to the filing of its form F-1 with the U.S. Securities and Exchange Commission. Effective May 27, 2003, the founding shareholder of the Company sold 200,000 shares of common stock of the Company to the public at the maximum price of USD$0.10 per share. None of the proceeds on sale were made available to the Company. The number of current outstanding shares of the Company as of April 30, 2004 was 2,000,000 shares with no par value.

B. Memorandum and articles of association
Refer to Exhibit numbers 3.1 and 3.2 of the Company's Form F-1 accepted for filing May 27, 2003

C.  Material contracts
None

D.  Exchange Controls
               There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.
               There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade
               Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E.  Taxation
               United States and Canada: there are reciprocal tax treaties between Canada and the United States.
               Potential purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of common shares.


F.  Dividends and paying agents
Not Applicable

G.  Statement by experts
Not Applicable

H.  Documents on display
               Documentation concerning the Company and which is referred to in this filing may be inspected at the Company's offices located at the 16th Floor, 543 Granville Street, Vancouver, British
               Columbia,  Canada  V6C  1X8

I.  Subsidiary Information
Not Applicable

Item 11.  Quantitative and Qualitative Disclosures About Market Risk
               CyPacific is subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect the Company due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. CyPacific denominates its financial statements in United States dollars but conducts its daily affairs in Canadian dollars. The Company is not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

Inflation
               We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001, 2002 and 2003 was 2.7%, 2.6%, 2.2% and 2.0% respectively.

Item 12.  Description of Securities Other Than Equity Securities
Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies
               The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable

Item 15.  Controls and Procedures
               Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in 240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.
               There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

Item 16.  (Reserved)


Item 16A.  Audit Committee Financial Expert
               The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on operations for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

Item 16B.  Code of Ethics
               The Company does not have in place a written code of ethics that applies to its executive, financial or accounting officers or to persons performing similar functions. The Company is dependent upon its president to lead by example and has faith in his ability to do so. Once the Company becomes more diverse in its operations and where required by regulation, it intends to implement a code of ethics for its officers. The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person.

Item 16C.  Principal Accountant Fees and Services
(a) Audit Fees
               During the last two fiscal years, the Company paid $2,057 for professional services rendered by the auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years.
(b) Audit-Related Fees
               During the last two fiscal years, the Company paid $nil for professional services rendered by the current auditors for the interim review of the Company's October 30, interim financial statements.
(c) Tax Fees
               During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d) All Other Fees
               During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).

(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.

(f)  Percentage  of  work  performed  by  persons  other than the principal  accountant's  full-time,  permanent  employees:  0%

Item 16D. Exemptions from the Listing Standards for Audit Committees Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
Purchasers
Not Applicable

Part III

Item 17.  Financial Statements
Not Applicable

Item 18. Financial Statements
Following

REPORT  OF  REGISTERED INDEPENDENT  CHARTERED  ACCOUNTANTS

TO  THE  BOARD  OF  DIRECTORS OF  CYPACIFIC TRADING INC.
(A  Development  Stage  Company)

We  have  audited  the  balance  sheet of CyPacific Trading  Inc.
(A Development Stage Company) as at April 30, 2004 and 2003 and the statements of operations, cash flows and shareholders' equity (deficit) for the year ended April 30, 2004 and for the period from incorporation on March 21, 2003 to April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at April 30, 2004 and the results of its operations and its cash flows for the periods referred to abovein conformity with accounting principles generally accepted in the United States of America.

These financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has had no operations and has no established sources of revenue and needs additional financing in order to complete its business plan. This raises substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.




//Pannell  Kerr  Forster//
Chartered  Accountants

Vancouver,  Canada
October 30,  2004


CyPacific Trading Inc.
(A Development Stage Company)
BALANCE SHEETS
April 30
(Expressed in U.S. Dollars)

                                                           2004                      2003
ASSETS

CURRENT ASSETS
  Cash                                                   $     13                 $  1,389



LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities               $  3,644                 $  2,093
  Due to related party (Note 4)                             3,497                      322
                                                            7,141                    2,415


STOCKHOLDERS' EQUITY (DEFICIT)

COMMON STOCK (Note 5)
Authorized: 100,000,000	shares; no par value;
Issued and outstanding:
    2,000,000 shares                                        1,395                    1,395

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE           (8,568)                  (2,379)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                  45                      (42)

                                                           (7,128)                  (1,026)
                                                         $     13          $         1,389
GOING CONCERN (Note 1)


See accompanying notes to the financial statements.

Approved by the Board    "Andrew S. Lee"        Director
                          "Ron Loudoun"         Director


CyPacific Trading Inc.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the period from inception March 21, 2003 to April 30, 2004
(Expressed in U.S. Dollars)


                                                                               Cumulativ
                                                            Period from        from
                                                            inception on       inception on
                                                            March 21,          March 21,
                                    Year ended              2003 to            2003 to
                                     April 30,              April 30,          April 30,
                                         2004               2003               2004

GENERAL AND ADMINISTRATIVE EXPENSES

  Office                                   77                 322              399
  Professional fees                     6,112               2,057            8,169
                                        6,189               2,379            8,568



NET LOSS                               (6,189)             (2,379)         (8,568)

OTHER COMPREHENSIVE LOSS
   Foreign currency translation            87                 (42)             45

COMPREHENSIVE LOSS                $   (6,102)          $   (2,421)    $    (8,523)

LOSS PER COMMON SHARE -
   basic and diluted              $   (0.00)           $    (0.01)

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING      2,000,000               219,178


See accompanying notes to the financial statements.


CyPacific Trading Inc.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
>From inception March 21, 2003 to April 30, 2004
(Expressed in U.S. Dollars)

Inception, March 21, 2003                     -        $         -            $        -     $            -
Common shares issued for cash         2,000,000              1,395                     -                  -
Foreign currency translation                  -                  -                     -                (42)
Net loss for the period                       -                  -                (2,379)                 -
Balance at April 30, 2003             2,000,000              1,395                (2,379)               (42)
Foreign currency translation                  -                  -                     -                 87
Net loss for the year                         -                  -                (6,189)                 -

Balance at April 30, 2004             2,000,000        $      1,395           $   (8,568)     $          45



See accompanying notes to the financial statements.

                                       25



CyPacific Trading Inc.
(A Development Stage Company)
STATEMENTS OF CASH FLOW
For the period from inception March 21, 2003 to April 30, 2004
(Expressed in U.S. dollars)

                                                                                   Cumulative
                                                               Period from            from
                                                              inception on        inception on
                                                                March 21,           March 21,
                                               Year ended       2003 to              2003 to
                                               April 30,        April 30,           April 30,
                                                 2004             2003                2004

CASH FLOW FROM OPERATING ACTIVITIES
   Net loss                                   $    (6,189)     $   (2,379)       $   (8,568)
   Adjustments to reconcile net cash provided by
     operating activities
       Increase (decrease) in
         Accounts payable and accrued liabilities   1,490           2,093             3,583
         Advances from related party                3,228             322             3,550
CASH FLOW FROM OPERATING ACTIVITIES                (1,471)             36            (1,435)

CASH FLOW FROM FINANCING ACTIVITIES
  Issuance of common stock for cash                     -           1,395             1,395

INCREASE (DECREASE) IN CASH DURING THE PERIOD      (1,471)          1,431              (40)

EFFECT OF FOREIGN CURRENCY TRANSLATION                 95             (42)              53

CASH, beginning of period                           1,389               -                -

CASH, end of period                              $     13    $      1,389         $     13

See Note 1.


See accompanying notes to the financial statements.

CyPacific Trading Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2004 and 2003
(Expressed in U.S. Dollars)

1. INCORPORATION, NATURE OF OPERATIONS AND GOING CONCERN

CyPacific Trading Inc. ("the Company") was incorporated under the law of British Columbia on March 21, 2003 and has its head office in Vancouver, British Columbia, Canada. The Company is in the development stage as more fully defined in Statement No. 7 of the Financial Accounting Standards Board of the United States of America.
The Company intends to become an Internet-based electronic retailer with an on-line store whose goal is to commercialize new products in Korean markets, and eventually, other parts of Asia. To April 30, 2004, the Company is in the process of developing its Website and is searching for suppliers with products that would appeal to its markets. The Company will focus on the following categories of merchandises:

(i)   Travel and tourism
(ii)  Clothing apparel and fashion accessories
(iii) Toys, Cosmetics, Sport gear, Collectibles

               The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has incurred losses during the period from inception on March 21, 2003 to April 30, 2004 of $8,568.

               The Company requires financing to fund its future operations and will attempt to meet its ongoing liabilities as they fall due through the sale of equity securities and/or debt financing. There can be no assurance that the Company will be able to raise the necessary financing to continue in operation or meet its liabilities as they fall due or be successful in achieving profitability from its planning principle operations. Should the Company be unable to discharge its liabilities in the normal course of business, the Company may not be able to remain in operation.

2  SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

               As the company is in the development stage, no revenues have been earned to date. The Company recognized revenues at the time of delivery of the product ordered to the customers.

Loss per share

               Losses per share computations are based on the weighted average number of common shares outstanding during the period.

Foreign currency translation

               The Company's functional currency is the Canadian dollar and as such it converts its financial statements into United States dollars as follows:
               Assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date; and Revenues and expenses are translated at the average rate of exchange for the year Gains and losses arising from the translation of foreign currency are excluded from the net loss for the period and are accumulated as a separate component of stockholders' equity (deficit).

CyPacific Trading Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2004 and 2003
(Expressed in U.S. Dollars)

Note 2 (continued)

Use of estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

Income taxes

               The Company follows SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.
               At April 30, 2004 the Company had non-capital losses for Canadian income tax purposes of approximately Cdn. $8,500 that may reduce future taxable income through to 2011. The loss carryforwards are subject to review by the Canada Revenue Agency. The Company has fully reserved the $3,200 potential income tax benefit of the loss carryforwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit, $1,070 is attributable to 2003.
There are no significant temporary differences at April 30, 2004.

Recent accounting pronouncements

               In June 2003, the FASB approved SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.

               In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS 149 is not expected to have a material effect on the results of operations or financial position of the Company as the Company presently has no derivatives or hedging contracts.

3.FINANCIAL INSTRUMENTS

Fair value

               The carrying values of cash, accounts payable and accrued liabilities and due to related party approximates their fair values because of the short maturity of these financial instruments

Interest rate risk

               The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

CyPacific Trading Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2004 and 2003
(Expressed in U.S. Dollars)

Note 3 (continued)

Translation risk

               The Company translates the results of foreign transactions into U.S. currency using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time. The Company is exposed to risk to the extent that funds to cover all expenses must be translated from foreign currencies into U.S. Dollars at exchange rates prevailing at the time of payment settlement.

4.RELATED PARTY TRANSACTIONS

The Company entered into a contract to provide services to a company in which a principal is also the controlling shareholder of Cypacific Trading Inc.

The amount due to a director does not bear interest and has no fixed terms of repayment.

5.COMMON STOCK

               During the period from inception on March 21, 2003 to April 30, 2004 the Company issued 2,000,000 common shares for cash of $1,395 ($ 0.0007 per share) to the founder of the Company, a director.

Item 19. Exhibits

Exhibit 12         Section 302 Certification
Exhibit 13         Section 906 Certification


SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                          CyPacific Trading Inc.

                                            By: /s/        Name:  Andrew S. Lee
                                              Title: President, CEO and director
Date: October 30, 2004

Exhibit 12.

CERTIFICATION

I, Andrew S. Lee, certify that:
1.  I  have reviewed this annual report on Form 20-F of CyPacific Trading  Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15f and 15d-15f for the Company and have: designed such disclosure controls and procedures, or caused such disclosure
e.  controls and procedures to be designed under our supervision, to ensure that
f.  material information relating to the Company, including any consolidated
g.  subsidiaries, is made known to us by others within those entities, particularly
h.  during the period in which this report is being prepared;
i. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
j. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
k. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.
                                         By:       /s/    Name:   Andrew S. Lee
                                          Title:     President, CEO and Director
                                                      Date:     October 30, 2004

Exhibit 13.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of CyPacific Trading Inc. (the "Company") on Form 20-F for the year ended April 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew S. Lee, President of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
              (1) The Report fully complies with the requirements of section
                 13(a) or 15(d) of the Securities Exchange Act of 1934; and
              (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
By:        /s/                                             Name:   Andrew S. Lee
                                          Title:     President, CEO and Director
                                                      Date:     October 30, 2004