Form 20-F
period 2005-04-30
CYPACIFIC TRADING INC
filed 2005-10-31
CIK 1230405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20 - F
(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2005
or
☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934 For the transition period from __________ or __________

Commission file number: 333-107199

CYPACIFIC TRADING INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

536 Cambie Street, Vancouver, British Columbia, Canada V6B 2N7
Telephone: 604-633- 2753
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Each Exchange On Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common shares

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding: April 30, 2005: 2,000,000

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
☐ Item 17 ☒ Item 18

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

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of CyPacific Trading Inc. as of April 30, 2005 and 2004 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal years ended April 30, 2005 and 2004 and for the period ended April 30, 2003 are derived from the audited financial statements of the Company, which have been audited by Pannell Kerr Forster, registered independent chartered accountants. Our financial statements are maintained in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States of America. CyPacific Trading Inc. has commenced doing business as E. Travel Video.Com.

STATEMENT OF OPERATIONS (in U.S. dollars) Select information
Years ended April 30, 2005 and 2004 and from inception March 21, 2003 to April 30, 2005
	Year ended 2005	Year ended 2004	Year ended 2003	Accumulated to date
	$	$	$	$
Revenue - Sales	8,464	0	0	8,464
Cost of sales	5,120	0	0	5,120
Website development and maintenance	10,000	0	0	10,000
Operating expenses	9,513	6,189	2,379	18,081
Total expenses	24,633	6,189	2,379	33,201
Net loss	(16,169)	(6,189)	2,379	(24,737)
Other comprehensive income (loss)	0	87	(42)	45
Comprehensive loss	(16,169)	(6,102)	(2,421)	(24,692)

Weighted average number of common shares	2,000,000	2,000,000	219,178
Basic and diluted loss per common share	$(0.01)	$(0.00)	$(0.01)

BALANCE SHEETS (in U.S. dollars) as of April 30, 2005, 2004 and 2003
Select information
	2005	2004	2003
	$	$	$
Cash and cash equivalents	0	13	1,389

Total current assets	3,344	13	1,389

Total Assets	3,344	13	1,389
Accounts payable and accrued liabilities	17,144	3,644	2,093
Due to related party	3,497	3,497	322
Due to director	6,000	0	0
Total Liabilities	26,641	7,141	2,415

Shareholders' equity (deficiency)	(23,297)	(7,128)	(1,026)
Total Liabilities and Shareholders’ Equity	3,344	13	1,389

EXCHANGE RATES

CyPacific records its finances in Canadian (Cdn) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the Cdn dollar and the US dollar will affect the amount of dollars reported in its financial statements and paid out in respect of cash dividends or other distributions paid in Cdn dollars by the Company. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of one US dollar in Cdn funds. No representation is made that the Cdn dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On July 7, 2005 the noon buying rate was Cdn$1.3196 to US$1.00.

YEARS ENDED DECEMBER 31 (CDN$ PER US$1.00)

	AVERAGE RATE(1)	YEAR END	HIGH	LOW
1999	1.4827	1.4440	1.5302	1.4440
2000	1.4871	1.4995	1.5600	1.4350
2001	1.5519	1.5925	1.6023	1.4933
2002	1.5702	1.5800	1.6128	1.5108
2003	1.3916	1.2923	1.5750	1.2923
2004	1.3015	1.2020	1.3783	1.1961

(1)	the average of the noon buying rates on the last day of each month during the period

(CDN$ PER US$1.00)	Monthly closing
December 2004	1.2020
January 2005	1.2412
February 2005	1.2335
March 2005	1.2096
April 2005	1.2585
May 2005	1.2552

B.	Capitalization and indebtedness
Not applicable

C.	Reasons for the offer and use of proceeds
Not applicable

D.	Risk Factors
THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS.

Business Risks

WE COMMENCED OPERATIONS IN JANUARY 2005
Since we have just begun operations, the prediction of future financial results is difficult and, in some cases, impossible. Furthermore, we believe that period-to-period comparisons of our financial results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance. To the extent that we are unable to generate revenues as anticipated, our results of operations and financial condition will be materially and adversely affected, and CyPacific may fail.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN WHICH COULD RESULT IN A LOSS FOR OUR INVESTORS
We may never become profitable. Since we have just begun operating, we are unable at this time to predict our potential to realize a profit. If we do achieve profitability at some point in the future, we cannot be certain that we will remain profitable or that profits will increase in the future. As of April 30, 2005, CyPacific reported an accumulated net loss of $24,737 since inception March 21, 2003. CyPacific estimates that additional funding of $100,000 will be required to implement its business plan over the next 12 months. This raises substantial doubt about its ability to continue as a going concern. In the event that the required funds are not raised, CyPacific will continue curtailling its operations in order to minimize business expenses. There is no assurance that CyPacific will continue to operate if additional funding does not materialize. For further discussion, see the section of this prospectus entitled "Operating and Financial Results and Prospects or Plan of Operation" below.

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

ANTICIPATED LOSSES
CyPacific must invest heavily in infrastructure, internet site and related hardware and software, sales and marketing. The Company expects to incur losses for the foreseeable future. The Company does expect to be able to earn future revenue; however, there can be no assurance that it will ever achieve or maintain profitability or generate positive cash flow from operations. (See "Business")

IF WE ARE UNABLE TO DEVELOP A FUNCTIONAL AND COMPETITIVE WEBSITE, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION MAY BE NEGATIVELY IMPACTED AND AS A RESULT, WE MAY NOT BE ABLE TO CONTINUE WITH OUR OPERATIONS

The initial layout, design and functionality drawings of our website have been completed. However, if we are unable to complete the developing process and launch the planned website in a timely, functional and competitive manner, our business, operating results and financial condition may be negatively impacted and as a result, we may not be able to continue with our operations.

WE WILL RELY ON THIRD PARTIES FOR OUR ORDER FULFILLMENT. FAILURES ON THE PART OF THESE THIRD PARTIES COULD HARM OUR BUSINESS
We will use overnight courier and delivery services for substantially all of our products. Should these services be unable to deliver our products over a sustained time due to a strike or other reason, our business, results of operations and financial condition would be adversely affected. If, due to problems related to third party service providers, we experience any delays in shipment, our business, results of operations and financial condition would be adversely affected.

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
7) general economic conditions and economic conditions specific to the Internet and online commerce; and
8) the Company’s lack of operating experience in Internet commerce and retail business.

Due to the above factors, the Company's operating results may fall below the expectations of management and its business could suffer significantly.

INABILITY TO MANAGE GROWTH
In order to maximize potential growth in the Company's market opportunities, the Company believes that it must expand significantly in the market place. This impetus for expansion will place a significant strain on the Company's management, operational and financial resources. In order to manage growth, the Company must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. The Company can give no assurance that it will effectively manage the expansion of its operations, that its systems, procedures or controls will adequately support its operations or that the company's management will successfully implement its business plan. If the Company cannot effectively manage its growth, business and financial condition, then the results of operations could suffer a material adverse effect.

NEED FOR ADDITIONAL FINANCING
The Company requires financing to start the operation of its Internet retail business. The financing would be used primarily for software development and online and offline marketing to establish brand name recognition. The Company can give no assurance that it will successfully negotiate or obtain the necessary financing, or that it will obtain financing on terms favorable or acceptable to the Company. None of the Company’s directors or officers have made any commitments for financing the minimized expenses over the first nine months from the commencement of the business plan, estimated to be $50,000, in the event that additional funds are not raised. The Company's ability to obtain capital depends on market conditions, the global economy and other factors outside its control. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to develop or enhance products or services to respond to competitive pressure would be significantly limited. The Company's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial conditions and results of operations.

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

OUR FAILURE TO ATTRACT BANNER - ADVERTISING REVENUE IN VOLUMES AND AT RATES THAT ARE SATISFACTORY TO US COULD HARM OUR BUSINESS
We expect in the future to derive a portion of our net revenue from advertisements displayed on our websites. Our ability to achieve any substantial advertising revenue depends upon:
1) the development of a sufficient base of users possessing demographic characteristics attractive to advertisers;
2) the level of traffic on our websites;
3) our ability to derive better demographic and other information from our users;
4) acceptance by advertisers of the Web as an advertising medium; and
5) our ability to transition and expand into other forms of advertising.

No standards have yet been widely accepted for the effectiveness of Web-based advertising. Software programs that filter advertising are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. If we are unsuccessful in sustaining or increasing advertising sales levels, it could have a material adverse effect on our business, operating results and financial condition.

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

The Company's success in maintaining and growing its Internet business will depend in large part upon the development of an infrastructure for providing Internet access and services.  If the number of Internet users or their use of Internet resources continues to grow rapidly, such growth may overwhelm the Company’s Internet infrastructure.  The Company's ability to increase the speed with which it provides services to customers and to increase the scope of such services ultimately is limited by and reliant upon the speed and reliability of the networks operated by third parties.  The Company cannot assure that networks and infrastructure providing sufficient capacity and reliability will continue to be developed.

UNCERTAIN ACCEPTANCE OF THE INTERNET COULD HINDER THE COMPANY’S DEVELOPMENT
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

COMPETITION MAY HINDER THE COMPANY’S GROWTH
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

RAPID TECHNOLOGY CHANGE MAY RENDER THE COMPANY’S APPROACH OBSOLETE
The Internet and online commerce industries typically experience rapid technological change, changing market conditions and customer demands, and the emergence of new industry standards and practices that could render the Company's web site and technology obsolete. The Company's future success will substantially depend on its ability to enhance its services and technology and respond to technological advances in a timely and cost-effective manner. The development of the web site and other proprietary technology entails significant technical know how and business risk. The Company cannot assure the investor that it will succeed in developing and using new technologies or in adapting its technology and systems to meet emerging industry standards and customer requirements. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in responding to changing market conditions or customer requirements, or if its new products and services do not achieve market acceptance, its business, prospects, results of operations and financial condition would suffer a material adverse effect.

RELIANCE ON KEY MANAGEMENT PERSONNEL
The Company's performance depends substantially on the continued services and performance of its President and board of directors. The Company's performance also depends on its ability to attract, retain and motivate other qualified officers and key employees. The loss of services of its executive officer could have a material adverse effect on the Company's business, prospects, financial condition and results of operation. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intensive, and the Company's failure to attract and retain the necessary technical, managerial and marketing personnel could have a material adverse effect on its business, prospects, financial condition and results of operations.

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

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES
The Company is subject to various laws and regulations applicable to trade, barter and sale or purchase of goods and services. To date, governmental regulations have not materially restricted use of the Internet in our targeted markets. However, there are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Uncertainty and new regulations could increase our costs of doing business and prevent us from delivering our products and services over the Internet. The growth of the Internet may also be significantly slowed. This could delay growth in demand for our online services and limit the growth of our revenues. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. New and existing laws may cover issues including: collection of sales and other taxes; user privacy; pricing controls; characteristics and quality of products and services; consumer protection; libel and defamation; copyright, trademark and patent infringement; and other claims based on the nature and content of Internet materials.

LIMITED PUBLIC MARKET FOR THE COMPANY’S SHARES AS AN INVESTMENT
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

CONCERNS ABOUT SECURITY OVER THE INTERNET MAY REDUCE THE USE OF OUR WEBSITE AND IMPEDE OUR GROWTH
A significant barrier to confidential communications over the Internet has been the need for security. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where that merchant does not obtain a cardholder’s signature, as is the case with the transactions we will process. A failure to adequately control fraudulent credit card transactions could reduce our collections and harm our business. Internet usage could decline if any well-publicized compromise of security occurred. Our site could be particularly affected by any such breach because our online commerce model will require the entry of confidential customer ordering, purchasing and delivery data over the Internet, and we will maintain a database of this historical customer information. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a medium for commerce. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in the compromise or breach of the algorithms we will use to protect content and transactions on our website or proprietary information in our database. Anyone who is able to circumvent our security measures could misappropriate confidential customer or company information or cause interruptions in our operations. We may incur significant costs to protect against the threat of such security breaches or to alleviate problems caused by these breaches.

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
- provide consumers with the ability to have personal identifying information deleted from a company’s data;
- provide consumers with access to their personal information and with the ability to rectify inaccurate information;
- clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company’s website;
- obtain express parental consent prior to collecting and using personal identifying information obtained from children; and
- the Federal Children’s Online Privacy Act.

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
We will obtain and retain personal information about our website users with their consent. We will have a stringent privacy policy covering this information. However, if third persons become able to penetrate our network security and gain access to, or otherwise misappropriate, our users’ personal information, we could be subject to liability. Such liability could include claims for misuses of personal information, such as for unauthorized marketing purposes or unauthorized use of credit cards. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant financial resources.

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

JURISDICTION

Due to the global reach of the Internet it is possible that, although our transmissions over the Internet originate primarily in the Province of British Columbia, Canada, the governments of other states and foreign countries might attempt to regulate Internet activities and our transmissions or take action against us for violations of their laws.

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

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Therefore, investors must evaluate an investment in CyPacific solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM
Our Memorandum and Articles contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and they may reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in CyPacific may be adversely affected to the extent that we pay costs of settlement and damage awards against officers or directors pursuant to the indemnification provisions of the bylaw. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

SINCE WE ARE A CANADIAN COMPANY AND MOST OF OUR ASSETS AND KEY PERSONNEL ARE LOCATED OUTSIDE THE UNITED STATES OF AMERICA, YOU MAY NOT BE ABLE TO ENFORCE ANY UNITED STATES JUDGMENT FOR CLAIMS YOU MAY BRING AGAINST US, OUR ASSETS, OUR KEY PERSONNEL OR THE EXPERTS NAMED IN THIS DOCUMENT
We have been organized under the laws of Canada. Many of our assets are located outside the United States. In addition, a majority of the members of our board of directors and our officers and the experts named in this document are residents of countries other than the United States. As a result, it may be impossible for you to effect service of process within the United States either upon us or upon these persons or to enforce against us or against these persons any judgments in civil and commercial matters, including judgments under United States federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of U.S. federal securities laws.

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

Item 4. Information on the Company

A. History and Development of the Company
CyPacific Trading Inc. (CyPacific or the Company) was incorporated in British Columbia, Canada, on March 21, 2003 under the Companies Act of British Columbia as a privately owned company that operates from its corporate headquarters located in Vancouver, British Columbia, Canada. CyPacific has accumulated revenues to date of $8,464. As of April 30, 2005 the Company has reported cumulative operating losses of $24,737. CyPacific Trading Inc. is conducting business as E. Travel Video.Com.

CyPacific has negotiated its first contract to manage Internet-based electronic retail sales via an on-line store for Daval Productions Ltd. (“Daval”). Daval produces and distributes travel and sites of interest video products in DVD format to the travel and tourist industry.

B. Business Overview
CyPacific’s original business concept involved Internet-based electronic retail sales with an on-line store. CyPacific intended to specialize in selling products obtained from North American manufacturers, which products may be difficult to find in Asian countries, to individuals and businesses first in Korea, and later in other parts of Asia. To date, no such products have become available to CyPacific.

CyPacific has commenced its on line business as E.Travel Video. Com. The services of CyPacific include on-line and off-line direct sales of products as well as on-line banner advertisements. CyPacific has negotiated its first contract to manage Internet-based electronic retail sales of travel and sites of interest video products in DVD format to the travel and tourist industry.

CyPacific’s system is designed to fully integrate all aspects of retail transaction processing including order placement, secure payment verification, order fulfillment and vendor invoicing in one seamless and automated process. The Company believes that the principal competitive factors in its market will be the uniqueness and quality of its merchandise, ease of use, twenty four hour accessibility, customer service, convenience, reliability, quality of search engine tools, and quality of other site contents.

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

The Company’s objective is to become a profitable retailer on the Internet. Currently, CyPacific continues to search for merchandise suppliers with regards to what merchandise CyPacific will sell. As soon as CyPacific decides on the merchandise suppliers, CyPacific will enter into purchase and other agreements.

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

The growth in the number of Web users is being driven by the increasing importance of the Internet as a communications medium, an information resource, and a sales and distribution channel. The widespread adoption and interactive nature of the Internet have created new opportunities for conducting business on-line and are changing the way companies do business. According to a recent report from Ipsos-Reid, a global marketing research company, 54% of Internet users worldwide indicated that in 2002 they had gone on-line shopping and 62% of these people have made an order for a product or service on-line, which is up 28% from 1999. The US Census Bureau of the Department of Commerce announced that out of US$3.168 trillion of total retail sales for the year 2001, US$35.916 billion was made on-line (1.1%). More and more retail transactions are occurring on-line, and through the year 2002 about 1.3% of total sales were made over on-line systems, including the Internet, extranet, electronic mail or electronic data interchange network. In addition, the latest scores from the American Customer Satisfaction Index, which was released in February 2003, indicates that US consumers’ satisfaction with on-line retail websites scored an 83 out of 100.

E-Business Marketing and Customer Service Differences
The Internet has evolved into a unique marketing channel. Unlike traditional marketing channels, Internet retailers do not have many of the overhead costs, such as store rent, wages for salespeople or expenses for merchandising, decorating and maintenance of a store, borne by traditional retailers. In addition, electronic transaction workflows cost less to process than paper-based workflows, which can add up to huge savings in a high-volume transaction processing business. The Internet offers the opportunity to create a large, geographically dispersed customer base more quickly than traditional retailers. Online storefronts and Web-based order entry extend the reach of sales systems to millions of Internet consumers and business markets. The Internet also offers customers a broader selection of goods to purchase, provides sellers the opportunity to sell their goods more efficiently to a broader base of buyers and allows business transactions to occur at all hours. Self-service applications, which are the Internet equivalent of a bank’s ATM, provide business partners with easier access to information access and a more flexible availability schedule. Self-service application can also be seen as enhancing customer service by providing new avenues for promotion and distribution, by responding more quickly to orders, and by offering more responsive after-sales service.

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

CyPacfic’s marketing will be designed to position the Company as a premier on-line store. CyPacfic will target individuals and corporations as well as other retailers.

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

Although CyPacfic believes that this marketing strategy will attract more users to a CyPacfic on-line store, CyPacfic makes no assurance that it’s marketing will be successful or its sales will materialize or increase. There are a number of factors that may negatively impact CyPacfic’s business plan - see "Risk Factors" beginning on page 4. Therefore, CyPacfic provides no assurances that its plans will be successful.

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

Employees
As of April 30, 2005, the Company has no employees. The Company plans to hire employees upon the successful completion of funding and Phase 1 of its business plan. The additional employees that CyPacific will need is expected to include two full-time employees for the shipping department, two full-time employees for the Customer service department, two full-time employees for the Purchasing department and two full-time employees for the Marketing and Sales department.

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

C. Organizational Structure
CyPacific was incorporated on March 21, 2003 under the laws of British Columbia, Canada as a privately owned company that operates from its corporate headquarters located at 536 Cambie Street, Vancouver, B.C. Canada.

D. Property, Plant and Equipment
CyPacific rents on a month-to-month basis its current principal executive offices located at 536 Cambie Street, Vancouver, British Columbia, Canada. There is no security deposit. The office facilities are leased, commencing May 1, 2005, from the property owners. The Company does not carry tenants insurance for office contents.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with the Company’s audited financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A. Operating Results
Year comparisons between 2005 and 2004
For the year ended April 30, 2005, the Company achieved sales revenues of $8,464 compared with sales revenues of $nil for the period ended April 30, 2004. The Company's operating loss increased to $16,169 in 2005 from a loss of $6,189 in 2004. Such increase in the operating loss was due primarily to costs incurred in organizing the Company to commence its sales and marketing program. In the same period, the working capital deficiency increased to $(23,297) in 2005 from a deficiency of $(7,128) in 2004. As of the year ended April 30, 2005, the Company had an accumulated stockholders’ deficiency of $(23,297). The current year’s contribution to the deficit was financed in part by a $6,000 advance from a director.

B. Liquidity and capital resources
CyPacific estimates that funding of $100,000 will be required to implement its business plan over the next 12 months. The funding is anticipated to be required for administrative expenses of $40,000, web building expenses of $20,000, purchase of computer and peripheral equipment of $15,000 and other miscellaneous expenses of $25,000. CyPacific intends to finance its administrative, start up and initial operating costs by the sale of its shares, other shareholder financings, and standard business trade financing. No commitments to provide additional funds have been made by management, stockholders or anyone else. There is no assurance that CyPacific will continue to operate if additional funding is not available on terms acceptable to CyPacific or at all. The absence of funding would make the successful completion of CyPacific's business plan doubtful.

Our initial sources of liquidity are expected to be earned cash and related party loans. CyPacific has $nil on hand as at April 30, 2005 and anticipates expending an additional $50,000 to advance its business over the next year. The Company will need additional funding in order to research, acquire and distribute products that may become under contract.

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

D. Trend information
See Item 4 B. Business Overview, Industry Overview

E. Off-balance sheet arrangements
Not applicable

F. Tabular disclosure of contractual obligations
Payments due (by period)
Contractual Obligations	Total	less than one year	1-3 years	3-5 years	more than 5 years
Long-term debt obligations	$nil	$nil	$nil	$nil	$nil
Debentures	$nil	$nil	$nil	$nil	$nil
Long-term accounts payable	$nil	$nil	$nil	$nil	$nil
Contractual commitments	$nil	$nil	$nil	$nil	$nil
Retirement and severance indemnities	$nil	$nil	$nil	$nil	$nil

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

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth the name, age, and position of each Director and Executive Officer of CyPacific Trading Inc.

NAME	AGE	POSITION
Ken Meyer	54	President, CFO and Director
Ron Loudoun	42	Director and Secretary
Jim King	52	Director

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

The following summary outlines the professional background of the directors and executive officers of the Company:

Ken Meyer
Mr. Meyer, founder and president of Ken Meyer Enterprises Ltd. since 1977 has a diverse base of business and financial expertise. Mr. Meyer presently owns 50% of Zeta International Investment Inc., a private investment and mortgage lending facility along with 50% ownership of 677729 BC Ltd., a partnership in a development in Anmore, British Columbia. From 1977 to 1987 Ken Meyer Enterprises Ltd. was operated by Ken Meyer as the owner of a General Motors Dealership Franchise In Ashcroft, B.C. Mr. Meyer, through his hard work, successfully built up the dealership and then sold this business in 1987. From 1990 to 1999 Mr. Meyer was part owner of Hewitt Rand Corporation, a manufacturing facility for desktop computers and accessories.

Jim King
Mr. King has had a career in varying capacities in many areas of management, retail sales, distribution and financial services. From 1975 to 1982 Mr. King held management positions with several automobile companies; 1982 to 1985 Mr. King was president of Computer King with locations across Canada and 1986 to 1994, Mr. King, the founder and president of Hewitt Rand Corporation, ran a wholesale distribution company with branches in Vancouver, Toronto, Montreal and Seattle. Since 1994, Mr. King has been president of General Capital Corporation. The corporation provides financial services specializing in short term and bridge financing for commercial projects.

Ron Loudoun
Mr. Loudoun graduated from the British Columbia Institute of Technology’s business administration program in 1983. During the years 1983 to 2000 Mr. Loudoun has owned and operated several businesses, including Acorn Investments, 231117 BC Ltd. and Pathway Films Inc. and has been a real estate agent with a focus on commercial properties. In 2001 Mr. Loudoun graduated from the Vancouver Film School Foundation Program and, from 2002 to the present, has purchased and renovated two downtown Vancouver buildings for use as a film studio (Cambie Film Center) and media production company.

B. Compensation
Executive Compensation
The Company did not pay any compensation during fiscal 2005 to our directors and officers. The amount of retirement and severance benefits accrued for our executive officers and directors in 2005 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2004.

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

Independent auditor
Our Articles of Incorporation provide for the appointment, by the shareholders of the Company, of an independent auditor. The independent auditor’s term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, Pannell Kerr Forster, registered independent Chartered Accountants of Vancouver, Canada, are our independent auditors.

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

E. Share Ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of April 30, 2004 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

NAME	SHARES OWNED	PERCENTAGE OF SHARES OWNED
Ken Meyer, President, Principal Financial Officer and Director	600,000	30%
Jim King, Director	600,000	30%
Ron Loudoun, Secretary and Director	600,000	30%
All Executive Officer and Directors as a Group	1,800,000	90%

Ron Loudoun purchased 1,800,000 shares of common stock from Andrew S. Lee in March of 2004. Mr. Loudoun then sold 1,200,000 of the shares, 600,000 to each of Mr. Meyer and Mr. King. The shares are restricted as to resale to the public.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of April 30, 2004 by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount of Stock Beneficially Owned	Percentage of Class
Ron Loudoun 536 Cambie Street Vancouver, B.C. Canada	600,000	30%
Ken Meyer 5311 Spruce Street Burnaby, B.C. Canada	600,000	30%
Jim King 1101 - 1281 West Cordova Street Vancouver, B.C. Canada	600,000	30%

All the shares are shares of common stock and all have equal rights. There are no arrangements known to the Company the operation of which would at a subsequent date result in a change in control of the Company.

B. Related party transactions
There is no known relationship between any of the Directors and Officers of the Company with major clients or providers of essential products and technology with the exception that Mr. Ron Loudoun, a Director and officer of CyPacific, is also a principal of Daval Productions Ltd., the first customer for CyPacific’s services.

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

C. Interests of experts and counsel
Not applicable

Item 8. Financial Information
A. Statements and Other Financial Information
See "Item 18— Financial Statements"

B. Significant Changes
There has been no significant change in the Company’s affairs since the April 30, 2005 financial statements.

Item 9. The Offer and Listing
Not Applicable

Item 10. Additional Information
A. Share capital
The Company had 2,000,000 shares of common stock issued and outstanding prior to the filing of its form F-1 with the U.S. Securities and Exchange Commission. Effective May 27, 2003, the founding shareholder of the Company sold 200,000 shares of common stock of the Company to the public at the maximum price of USD$0.10 per share. None of the proceeds on sale were made available to the Company. The number of current outstanding shares of the Company as of April 30, 2005 was 2,000,000 shares with no par value.

B. Memorandum and articles of association
Refer to Exhibit numbers 3.1 and 3.2 of the Company’s Form F-1 accepted for filing May 27, 2003

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

F. Dividends and paying agents
Not Applicable

G. Statement by experts
Not Applicable

H. Documents on display
Documentation concerning the Company and which is referred to in this filing may be inspected at the Company’s offices located at 536 Cambie Street, Vancouver, British Columbia, Canada V6B 2N7

I. Subsidiary Information
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

Inflation
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2001, 2002, 2003 and 2004 was 2.6%, 2.2%, 2.0% and 2.1% respectively.

Item 12. Description of Securities Other Than Equity Securities
Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable

Item 15. Controls and Procedures
Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in §§240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.

There were no changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

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

Item 16C. Principal Accountant Fees and Services
(a) Audit Fees - During the last two fiscal years, the Company paid $5,092Cdn for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years.
(b) Audit-Related Fees - During the last two fiscal years, the Company paid $nil for professional services rendered by the current auditors for the interim review of the Company’s October 30, interim financial statements.
(c) Tax Fees - During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d) All Other Fees - During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company’s board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f) Percentage of work performed by persons other than the principal accountant’s full-time, permanent employees: 0%

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable

Part III

Item 17. Financial Statements
Not Applicable

Item 18. Financial Statements
Following

Pannell Kerr Forster	International 7th Floor, Marine Building 355 Burrard Street, Vancouver, B.C., Canada, V6C 2G8 Telephone: 604.687.1231 Facsimile: 604.688.4675

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF CYPACIFIC TRADING INC.

We have audited the balance sheets of CyPacific Trading Inc. as at April 30, 2005 and 2004 and the statements of operations and comprehensive loss, cash flows and stockholders’ equity (deficit) for the years ended April 30, 2005, and 2004 and for the period from inception (March 21, 2003) to April 30, 2003 and the cumulative totals for the development stage operations from inception (March 21, 2003) to April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended April 30, 2005 and 2004 and for the period from inception (March 31, 2003) to April 30, 2003 and the cumulative totals for the development stage operations from inception (March 21, 2003) through April 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

These financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has had minimal operations and has no established sources of revenue and needs additional financing in order to complete its business plan. This raises substantial doubt about its ability to continue as a going-concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Pannell Kerr Forster” (signed)

Pannell Kerr Forster
(registered with the PCAOB as “Smythe Ratcliffe”)
Chartered Accountants

Vancouver, Canada
October 18, 2005

CyPacific Trading Inc.
BALANCE SHEETS
April 30
(Expressed in U.S. Dollars)

	2005	2004
ASSETS

CURRENT ASSETS
Cash	$-	$13
Due from Daval Productions Inc. (Note 4)	3,344	-

Total Assets	$3,344	$13

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$17,144	$3,644
Due to related party (Note 5)	3,497	3,497
Due to director (Note 6)	6,000	-

Total Liabilities	26,641	7,141

STOCKHOLDERS’ EQUITY (DEFICIT)

COMMON STOCK (Note 7)
Authorized: 100,000,000 shares of no par value
Issued and outstanding:
2,000,000 shares	1,395	1,395

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	(24,737)	(8,568)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	45	45

Total Stockholders’ Equity (Deficit)	(23,297)	(7,128)

Total Liabilities and Stockholders’ Equity (Deficit)	$3,344	$13

GOING CONCERN (Note 1)

See accompanying notes to the financial statements.

CyPacific Trading Inc.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the period from inception March 21, 2003 to April 30, 2005
(Expressed in U.S. Dollars)

	Year ended April 30,	Year ended April 30,	Period from inception on March 21,2003 to April 30,	Cumulative from inception on March 21,2003 to April 30,
	2005	2004	2003	2005

Sales	$8,464	$-	$-	$8,464

Cost of sales (notes 4 and 5)	4,274	-	-	4,274
Sales commissions	846	-	-	846
	5,120	-	-	5,120

Revenue	3,344	-	-	3,344

GENERAL AND ADMINISTRATIVE EXPENSES

Website construction and maintenance	10,000	-	-	10,000
Office	13	77	322	412
Professional fees	3,500	6,112	2,057	11,669
Consulting fees	6,000	-	-6,000
	19,513	6,189	2,379	28,081

NET LOSS	(16,169)	(6,189)	(2,379)	(24,737)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	-	87	(42)	45

COMPREHENSIVE LOSS	$(16,169)	$(6,102)	$(2,421)	$(24,692)

LOSS PER COMMON SHARE
basic and diluted	$(0.01)	$(0.00)	$(0.01)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	2,000,000	2,000,000	219,178

See accompanying notes to the financial statements.

CyPacific Trading Inc.
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
From inception March 21, 2003 to April 30, 2005
(Expressed in U.S. Dollars)

			Deficit	Accumulated
			accumulated	other
			during the	comprehensive
	Common stock		development	income
	Shares	Amount	stage	(loss)

Inception, March 21, 2003	-	$-	$-	$-
Common shares issued for cash	2,000,000	1,395	-	-
Foreign currency translation loss	-	-	-	(42)
Net loss for the period	-	-	(2,379)	-
Balance at April 30, 2003	2,000,000	1,395	(2,379)	(42)
Foreign currency translation gain	-	-	-	87
Net loss for the year	-	-	(6,189)	-

Balance at April 30, 2004	2,000,000	1,395	(8,568)	45

Net loss for the year	-	-	(16,169)	-

Balance at April 30, 2005	2,000,000	$1,395	$(24,737)	$45

See accompanying notes to the financial statements.

CyPacific Trading Inc.
STATEMENTS OF CASH FLOW
For the period from inception March 21, 2003 to April 30, 2005
(Expressed in U.S. dollars)

	Year ended April 30,	Year ended April 30,	Period from inception on March 21, 2003 to April 30,	Cumulative from inception on March 21, 2003 to April 30,
	2005	2004	2003	2005

CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(16,169)	$(6,189)	$(2,379)	$(24,737)
Adjustments to reconcile net cash provided by operating activities
Changes in:
Due from Daval Productions Inc.	(3,344)	-	-	(3,344)
Accounts payable and accrued liabilities	13,500	1,490	2,093	17,144
Due to director	6,000	-	-	6,000
Advances from related party	-	3,236	322	3,497
	(13)	(1,463)	36	(1,440)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance of common stock for cash	-	-	1,395	1,395

INCREASE (DECREASE) IN CASH
DURING THE YEAR	(13)	(1,463)	1,431	45

EFFECT OF FOREIGN CURRENCY
TRANSLATION	-	87	(42)	(45)

CASH, beginning of period	13	1,389	-	-

CASH, end of period	$-	$13	$1,389	$-

See accompanying notes to the financial statements.

CyPacific Trading Inc.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2005 and 2004
(Expressed in U.S. Dollars)

1.	INCORPORATION, NATURE OF OPERATIONS, GOING CONCERN AND ECONOMIC DEPENDENCE

CyPacific Trading Inc. (“the Company”) was incorporated under the laws of British Columbia on March 21, 2003 and has its head office in Vancouver, British Columbia, Canada.

The Company is an Internet-based electronic retailer carrying on business as E.TravelVideo.com with an on-line store whose goal is to commercialize new products in international markets. To April 30, 2005, the Company is in the process of developing its Website and is searching for suppliers with products that would appeal to its markets. The Company will focus on travel and tourism categories of merchandise.

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. The Company has incurred losses during the period from inception on March 21, 2003 to April 30, 2005 of $24,737 and has a working capital deficit of $23,297 at April 30, 2005.

The Company requires financing to fund its future operations and will attempt to meet its ongoing liabilities as they fall due through the sale of equity securities and/or debt financing. There can be no assurance that the Company will be able to raise the necessary financing to continue in operation or meet its liabilities as they fall due or be successful in achieving profitability from its planned principal operations. Should the Company be unable to discharge its liabilities in the normal course of business, the Company may not be able to remain in operation.

These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

The Company provides services to Daval Productions Inc., a related entity, and is dependent on that company as the supplier of all goods sold by the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Revenue Recognition
The Company recognizes revenues at the time of delivery of the product to the customers and collect ability is reasonably assured.

b)	Loss per share
Loss per share computations are based on the weighted average number of common shares outstanding during the period.

c)	Foreign currency translation
The Company’s functional currency is the Canadian dollar which is translated into United States dollars for reporting purposes as follows:

Assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date, and revenues and expenses are translated at the average rate of exchange for the year. Gains and losses arising from the translation of foreign currency are excluded from the net loss determination and are accumulated as a separate component of stockholders’ equity (deficit).

CyPacific Trading Inc.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2005 and 2004
(Expressed in U.S. Dollars)

Note 2 (continued)

d)	Website development and maintenance
The Company expenses all costs of website development and maintenance in the period incurred.

e)	Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

f)	Income taxes
The Company follows SFAS No. 109 “Accounting for Income Taxes”. SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.

3.	FINANCIAL INSTRUMENTS

Fair value
The carrying values of cash, receivables, accounts payable and accrued liabilities, and due to related party and director approximate their fair values because of the short maturity of these financial instruments.

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

4.	DUE FROM DAVAL PRODUCTIONS INC. (Daval)

Amounts due from Daval are unsecured and are due within thirty days. Daval is owned by a director of the Company and is the Company’s sole customer, providing 100% of the Company’s revenue to date. (see also note 9)

5.	RELATED PARTY TRANSACTIONS

The Company entered into a contract to provide services to a company in which a principal was also the controlling shareholder of Cypacific Trading Inc. Any amounts receivable or payable to or from either party has no fixed terms of repayment and do not bear interest. (see also note 4)

CyPacific Trading Inc.
NOTES TO THE FINANCIAL STATEMENTS
April 30, 2005 and 2004
(Expressed in U.S. Dollars)

6.	DUE TO DIRECTOR

The amount due to a director does not bear interest and has no fixed terms of repayment.

7.	COMMON STOCK

During the period from inception on March 21, 2003 to April 30, 2005 the Company issued
2,000,000 common shares for cash of $1,395 ($ 0.0007 per share) to the founder of the Company, a former director.

8.	INCOME TAXES

At April 30, 2005 the Company had non-capital losses for Canadian income tax purposes of approximately $24,737 that may reduce future taxable income through to 2012. The loss carry forwards are subject to review by the Canada Revenue Agency. The Company has fully reserved the $6,400 potential income tax benefit of the loss carry forwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit $4,200 is attributable to 2005.

9.	SUBSEQUENT EVENT

Subsequent to April 30, 2005 the Company entered an option to purchase from Daval, a related entity, all of that company’s assets including any patents, trademarks, product licenses, operating assets, furniture and equipment, contracts, customer lists and records for $300,000 plus up to an additional $200,000 for inventory. The option expires August 17, 2008. Daval produces and distributes travel and sites of interest video products in DVD format to the travel and tourist industry.

Item 19. Exhibits

Exhibit 12	Section 906 Certification
Exhibit 13	Section 302 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CyPacific Trading Inc.

By: /s/
Name: Ken Meyer
Title: President, Principal Financial Officer and director
Date: October 18, 2005