Form 20-F
period 2006-04-30
Pacific Gold Entertainment Inc.
filed 2006-11-30
CIK 1230405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)3 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  April 30, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from ___________ to ___________

Commission file number  333-107199

PACIFIC GOLD ENTERTAINMENT INC.
(Exact name of Registrant specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia
(Jurisdiction of incorporation or organization)

Suite # 7, 536 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

None	N/A

Page - 1

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Shares of Common Stock
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class	Outstanding at April 30, 2006
Shares of Common Stock	2,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[  ] Yes [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       [   ] Yes [ X ] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.            [ X ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and larger accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Larger accelerated filer [   ]    Accelerated filer [   ]   Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.
[   ] Item 17 [ X ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                                                                   [   ] Yes [ X ] No

Page - 2

PACIFIC GOLD ENTERTAINMENT INC.

Form 20-F

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

The information required for this Item is not required for an annual report.

Item 2. Offer Statistics and Expected Timetable.

The information required for this Item is not required for an annual report.

Item 3. Key Information.

A. Selected financial data.

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of Pacific Gold Entertainment Inc. (“PGE Inc.”) as of April 30, 2006 and 2005 including the notes thereto, and “Item 5 - Operating and Financial Review and Prospects” included in this annual report. The selected financial data set forth below for the last four fiscal years are derived from the audited financial statements of PGE Inc., which have been audited by Pannell Kerr Forster, registered independent chartered accountants. PGE Inc.’s financial statements are maintained in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States of America. PGE Inc. has commenced doing business as a film producer.

(US$)	April 30
Statement of Operations Data	2006	2005	2004	2003
	$	$	$	$
Revenue - Sales	0	8,464	0	0
Costs of sales	0	5,120	0	0
Website development and maintenance	4,218	10,000	0	0
Operating expenses	5,521	9,513	0	0
Total expenses	9,739	24,663	6,189	2,379
Net loss	(9,739)	(16,169)	(6,189)	(2,379)
Other comprehensive income (loss)	(2,307)	0	87	(42)
Comprehensive loss	(12,046)	(16,169)	(6,102)	(2,421)

Weighted average number of shares	2,000,000	2,000,000	2,000,000	219,178
Basic and diluted loss per shares	$(0.01)	$(0.01)	$(0.01)	$(0.01)

(US$)	April 30
Statement of Operations Data	2006	2005	2004	2003
	$	$	$	$
Cash and cash equivalents	4,294	0	13	1,389

Total current assets	9,234	3,344	13	1,389

Total Assets	9,234	3,344	13	1,389

Accounts payable and accrued liabilities	15,988	17,144	3,644	2,093
Due to related party	28,589	9,497	3,497	322
Total Liabilities	44,577	26,641	7,141	2,415

Shareholders’ equity (deficiency)	(35,343)	(23,297)	(7,128)	(1,026)

Total Liabilities and Shareholders’ Equity	9,234	3,344	13	1,389

Page - 3

Exchange Rates

PGE Inc. records its finances in Canadian (CDN) dollars and reports its operations in US dollars. Fluctuation in the exchange rate between the CDN dollar and the US dollar will affect the amount of dollars reported in its financial statements and paid out in respect of cash dividends or other distributions paid in CDN dollars by PGE Inc. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of one US dollar in CDN funds. No representation is made that the CDN dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all. On October 31, 2006 the noon buying rate was CDN$1.1227 to US$1.00 [Source: Bank of Canada].

High and Low Exchange Rates for Previous Six Months
	High	Low
October 2006	1.1385	1.1153
September 2006	1.1273	1.1056
August 2006	1.1315	1.1066
July 2006	1.1416	1.1061
June 2006	1.1245	1.1004
May 2006	1.1233	1.0990

Annual Average Exchange Rates
CDN$ per US$1.00
2006	1.1779
2005	1,2637
2004	1.3015
2003	1.3916

B. Capitalization and indebtedness.

The information required for this Item is not required for an annual report.

C. Reason for offer and use of proceeds.

The information required for this Item is not required for an annual report.

D. Risk factors.

There are significant risks associated with an investment in PGE Inc.’s common stock. Before making a decision concerning the purchase of PGE Inc.’s common stock, you should consider each of the following risk factors and the other information in this annual report, including PGE Inc.’s financial statements and the related notes, in evaluating PGE Inc.’s business and prospects. The risks and uncertainties described below are not the only ones that impact on PGE Inc.’s business. Additional risks and uncertainties not presently known to PGE Inc. or that PGE Inc. currently considers immaterial may also impair its business operations. If any of the following risks actually occur, PGE Inc.’s business and financial results could be harmed.

Risks associated with PGE Inc.’s business.

1.	PGE Inc. may not be able to continue as a going concern as a result of its history of operating losses and PGE Inc. not being able to raise additional financing.

A note provided by PGE Inc.’s independent auditors in PGE Inc.’s financial statements for the period from inception, March 21, 2003 through April 30, 2006 states there is a substantial doubt about PGE Inc.’s ability to continue as a going concern, which is due to PGE Inc.’s history of operating losses and its working capital deficiency. PGE Inc.’s ability to continue as a going concern is dependent on continued financial support from its shareholders, raising additional capital to fund future operations, and ultimately attaining profitable operations. This note may make it more difficult for PGE Inc. to raise additional equity or debt financing needed to run its business, and is not viewed favorably by analysts or investors. PGE Inc. urges potential investors to review this report before making a decision to invest in PGE Inc.

Page - 4

2.	PGE Inc. has a limited history of operations and has losses that it expects to continue into the future. If the losses continue PGE Inc. will have to suspend operations or cease operations.

PGE Inc. was incorporated on March 21, 2003 and PGE Inc. has no significant operating history upon which an evaluation of its future success or failure can be made. PGE Inc.’s net loss since inception is $34,476. PGE Inc. has a limited history of operations that has been characterized by ongoing operating losses, which management believes will continue for at least the next 8 to 12 months. PGE Inc.’s ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to generate revenues from its planned business operations and to reduce development costs. PGE Inc. cannot guaranty that it will operate profitably, and if it cannot, PGE Inc. may not be able to meet its working capital requirements, capital expenditure plans, anticipated production slate, or other cash needs. PGE Inc.’s inability to meet those needs could have a material adverse effect on its business, results of operations and financial conditions.

3.	PGE Inc. is relatively new to the film production industry with a limited history of operations and, as a result, PGE Inc.’s ability to operate and compete effectively may be affected negatively.

In deciding whether to purchase PGE Inc.’s shares of common stock, and the likelihood PGE Inc.’s success, you should consider that PGE Inc. is relatively new to the film production industry and has a limited operating history upon which to judge its current operations. As a result, you will be unable to assess PGE Inc.’s future operating performance or its future financial results or condition by comparing these criteria against its past or present equivalents.

4.	PGE Inc. faces substantial capital requirements and financial risks.

The production, acquisition and distribution of films requires a substantial amount of investment capital. A significant amount of time may elapse between PGE Inc.’s expenditure of funds and the receipt of commercial revenues from or government contributions to its films. This time lapse requires PGE Inc. to fund a significant portion of its capital requirements from other sources. Although PGE Inc. intends to continue to reduce the risks of its production exposure through financial contributions from distributors, tax shelters, government and industry programs, and studios, management cannot assure you that PGE Inc. will continue to implement successfully these arrangements or that PGE Inc. will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films. If PGE Inc. increases (through internal growth or acquisition) its production slate or its production budgets, PGE Inc. may be required to increase overhead, make larger up-front payments to talent and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on its business, results of operations or financial condition.

PGE Inc.’s business model requires that it be efficient in production of its films, but budget overruns may adversely affect PGE Inc.’s business. Actual film costs often exceed their budget, sometimes significantly. The production, completion and distribution of films are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond PGE Inc.’s control. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a film incurs substantial budget overruns, PGE Inc. may have to seek additional financing from outside sources to complete production. PGE Inc. cannot make assurances regarding the availability of such financing on terms acceptable to PGE Inc., and the lack of such financing could have a material adverse effect on its business, results of operations and financial condition.

In addition, if a film incurs substantial budget overruns, PGE Inc. cannot assure you that PGE Inc. will recoup these costs, which could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition. Increased costs incurred with respect to a particular film may result in any such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box office performance, and thus the overall financial success of such film. Budget overruns could also prevent a picture from being completed or released. Any of the foregoing could have a material adverse effect on PGE Inc.’s business, results of operations and financial condition.

Page - 5

5.	PGE Inc.’s revenues and results of operations are difficult to predict and are influenced by a variety of factors, which may cause revenues and results of operations to fluctuate significantly.

Revenues and results of operations are difficult to predict and depend on a variety of factors. PGE Inc.’s revenues and results of operations depend significantly upon the commercial success of the films that it distributes, which cannot be predicted with certainty. Accordingly, PGE Inc.’s revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

PGE Inc. relies on a few major distributors for the distribution of its film projects. A single distributor accounts for approximately 50% of PGE Inc.’s film project distribution. PGE Inc. does have long-term agreements with most of its distributors, but PGE Inc. cannot assure you that it will continue to maintain favorable relationships with these distributors or that they will not be adversely affected by economic conditions. If any of these distributors reduces or cancels a significant order, it could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

6.	PGE Inc.’s profits, if any, may be negatively impacted by currency exchange fluctuations.

PGE Inc.’s revenues and results of operations are vulnerable to currency fluctuations. PGE Inc. reports its revenues and results of operations in U.S. dollars, but a significant portion of its revenues is earned outside of the United States. PGE Inc.’s principal currency exposure is between Canadian and U.S. dollars. PGE Inc. cannot accurately predict the impact of future exchange rate fluctuations between the Canadian dollar and the U.S. dollar or other foreign currencies on revenues and operating margins, and fluctuations could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

From time to time PGE Inc. may experience currency exposure on distribution and production revenues and expenses from foreign countries, which could have a material adverse effect on its business, results of operations and financial condition.

7.	Failure to manage future growth may adversely affect PGE Inc.’s business.

PGE Inc.’s ability to grow through acquisitions, business combinations and joint ventures, to maintain and expand its development, production and distribution of films and to fund its operating expenses depends upon PGE Inc.’s ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of its interests in certain projects or other assets. If PGE Inc. does not have access to such financing arrangements, and if other funding does not become available on terms acceptable to it, there could be a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

Also, PGE Inc. may enter into, and will continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. Given that discussions or activities relating to possible acquisitions range from private negotiations to participation in open bid processes, the timing of any such acquisition is uncertain. Although from time to time management actively engages in discussions and activities with respect to possible acquisitions and investments, PGE Inc. has no present agreements or understandings to enter into any such material transaction. Any indebtedness incurred or assumed in any such transaction may or may not increase its leverage relative to its earnings before interest, provisions for income taxes, amortization, minority interests, gain on dilution of investment in subsidiary and discounted operation, or EBIDTA, or relative to PGE Inc.’s equity capitalization, and any equity issued may or may not be at prices dilutive to PGE Inc.’s then existing shareholders. PGE Inc. may encounter difficulties in integrating acquired assets with its operations. Furthermore, PGE Inc. may not realize the benefits it anticipated when it entered into these transactions. In addition, the negotiation of potential acquisitions, business combinations or joint ventures as well as the integration of an acquired business could require PGE Inc. to incur significant costs and cause diversion of management’s time and resources. Future acquisitions by PGE Inc. could also result in impairment of goodwill and other intangibles, development write-offs, and other acquisition-related expenses.

Any of the foregoing could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

Page - 6

8.
Since PGE Inc.’s success depends on its arrangement with Pathway Films Inc. for the use of the studio and equipment, any alternation to or the termination of that arrangement may negatively effect PGE Inc.’s operations.

PGE Inc is partnered with Pathway Films Inc., a fully functioning film and game production studio and equipment, which allows it to keep every aspect of film and video game production in-house. Pursuant to the arrangement with Pathway Films Inc., PGE Inc. is allowed access to the studio and the equipment for a reduced rate for overhead and equipment. However, there is no written agreement for the arrangement and the arrangement can be terminated without cause or notice. If the arrangement is modified in any way or terminated, and PGE Inc. is unable to use Pathway’s studio and equipment, PGE Inc. will need to find another studio and other equipment to produce its films and video games. Any change in the arrangement could negatively effect the business operations and financial condition of PGE Inc.

Risks associated with PGE Inc.’s industry.

9.	PGE Inc.’s business operations could be adversely affected by strikes or other union job actions.

The films produced by PGE Inc. generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of films could delay or halt PGE Inc.’s ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in PGE Inc.’s production, marking and distribution of its films, which could have a material adverse effect on its business, results of operations or financial condition.

10.	PGE Inc. faces substantial competition in all aspects of PGE Inc.’s business.

PGE Inc. is smaller and less diversified than many of its competitors. Although PGE Inc. is an independent distributor and producer, it constantly competes with major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture and television operations. In addition, the major studios have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios may also give them an advantage in acquiring other businesses or assets, including film libraries, that PGE Inc. might also be interested in acquiring. The foregoing could have a material adverse effect on PGE Inc.’s business, results of operations and financial condition.

Also, technological advances may reduce PGE Inc.’s ability to exploit its films. The entertainment industry in general and the motion picture industry in particular continue to undergo significant technological developments, including video-on-demand. This rapid growth of technology combined with shifting consumer tastes could change how consumers view PGE Inc.’s films. For example, an increase in video-on-demand could decrease home video rentals. Other larger entertainment distribution companies will have larger budgets to exploit these growing trends. PGE Inc. cannot predict how it will financially participate in the exploitation of its films through these emerging technologies or whether it has the right to do so for certain of its library titles. If PGE Inc. cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on its business, results of operations or financial condition.

11.	PGE Inc. faces risks from doing business internationally.

PGE Inc. will distribute its films outside the United States and Canada through third party licensees and derive revenues from these sources. As a result, PGE Inc.’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include:

● changes in local regulatory requirements, including restrictions on content;
● changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes);
● differing degrees of protection for intellectual property;
● instability of foreign economies and governments; and
● cultural barriers.

Page - 7

Any of these factors could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

12.	PGE Inc. may lose certain benefits by failing to meet certain Canadian regulatory requirements.

PGE Inc. may lose investment funds, tax credits and other benefits if it fails to meet Canadian regulatory requirements. The Canadian federal government and a number of its provincial counterparts have established refundable tax credit programs based on eligible labor expenditures of qualifying production entities. PGE Inc. expects that certain of its films will incorporate these refundable tax credits as elements of production financing. If such productions do not ultimately qualify for anticipated refundable tax credits, the relevant production may require additional funds for completion, which may not be available from other sources.

For PGE Inc.’s films to continue to qualify for several refundable tax credits, PGE Inc. must remain Canadian-controlled pursuant to the Investment Canada Act (Canada), or ICA, among other statutory requirements. The ICA contains rules, the application of which determines whether an entity (as the term is defined in the ICA) is Canadian-controlled. Under these rules, an entity is presumed to be a non-Canadian in certain circumstances, including where Canadians own less than a majority of voting interests of an entity. This presumption may be rebutted, for example, if the entity establishes that it is not controlled in fact through the ownership of its voting interests and that two-thirds of the members of its board of directors are Canadians.

Although management believes PGE Inc. is currently a Canadian-controlled entity under the ICA, there can be no assurance that the Minister of Canadian Heritage will not determine PGE Inc. is out of compliance with the ICA, or that events beyond its control will not result in PGE Inc. ceasing to be Canadian-controlled pursuant to the ICA. The ICA provides the Minister of Canadian Heritage with discretion to make a determination that a business activity prescribed under the ICA as relating to Canada’s cultural heritage or national identity (which includes a business engaged in the production, distribution, sale or exhibition of film or video products, hereinafter referred to as a “cultural business”) is not a Canadian-controlled entity, if the Minister is satisfied, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that the entity is controlled in fact by one or more non-Canadians. If PGE Inc. ceases to be Canadian-controlled under the ICA, it would no longer qualify or be entitled to access these refundable tax credits and other Canadian government and private motion picture industry incentives that are restricted to Canadian-controlled corporations, including the ability to produce under Canada’s official co-production treaties with other countries.

Such a change in status would require PGE Inc. to return tax credits previously received, reducing its cash balance. In addition, because under Canadian GAAP tax credits are included in revenues, PGE Inc. would take a charge to earnings in the amount of the lost tax credits. In addition, certain provincial refundable tax credits require that the applicant be provincially controlled. If PGE Inc. ceases to be provincially controlled, it would no longer be entitled to access the applicable provincial refundable tax credits.

For all of the foregoing reasons, the loss of PGE Inc.’s Canadian status could have a material adverse effect on its business, results of operations or financial condition.

PGE Inc. faces other risks in obtaining production financing from private and other international sources. For some productions, PGE Inc.’s finances a portion of its production budgets from incentive programs from such agencies as Telefilm Canada, as well as international sources in the case of its international treaty co-productions. There can be no assurance that local cultural incentive programs that PGE Inc. may access in Canada and internationally, as a result of its Canadian-controlled status, will not be reduced, amended or eliminated. Any change in policies in connection with incentive programs may have an adverse impact on PGE Inc. In addition, PGE Inc. could lose its ability to exploit such incentive programs in Canada if it ceases to qualify as “Canadian.”

Certain films produced by PGE Inc. will be contractually required to be certified as “Canadian Film and Video Production.” If a program does not qualify for such certification, PGE Inc. would be in default on commitments made in connection with government incentive programs and licenses to broadcasters/ distributors. In addition, to the extent PGE Inc. does not qualify as “Canadian” as a result of a merger, an acquisition or an unconstrained share transfer to one or more non-Canadians, it would no longer qualify for such incentives/tax credits and may be liable to repay certain benefits to the applicable authorities. The foregoing could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

Page - 8

13.	An investment by non-Canadians in PGE Inc.’s business may constitute an acquisition of control.

Under the ICA, the Minister of Canadian Heritage has discretion to determine, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that an investment in PGE Inc. by a non-Canadian in a cultural business may constitute an acquisition of control by that non-Canadian, notwithstanding the provisions in the ICA that state that certain investments do not or may not constitute an acquisition of control that would require notification or review under the ICA. If the Minister of Canadian Heritage exercises its discretion and deems an investment by a non-Canadian in a cultural business to be an acquisition of control, the investment is potentially subject to notification and/or review. If the investment is subject to review, the Minister must be satisfied that the investment is likely to be of net benefit to Canada. Such a determination is often accompanied by requests that the non-Canadian provide undertakings supportive of Canadian cultural policy. These undertakings may, in some circumstances, include a request for financial support of certain initiatives. The determination by the Minister of whether a proposed investment is of net benefit to Canada also includes consideration of sector specific policies of the Canadian federal government. One such policy prohibits takeovers of Canadian owned and controlled film distribution businesses by non-Canadians. This prohibition is not contained in the ICA nor in the regulations made under the ICA, but is a separate foreign investment policy relating to the Canadian film distribution sector. If an investment by a non-Canadian in PGE Inc.’s business is deemed by the Minister to be an acquisition of control and ultimately subject to review, the current policy of the Canadian federal government prohibiting the takeover of a Canadian owned and controlled film distribution business would be applied in the context of the Minister’s determination of whether the proposed investment would be of net benefit to Canada, with the result that PGE Inc.’s film distribution business in Canada may have to be divested to a Canadian purchaser, which could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition.

14.	Protecting and defending against intellectual property claims may have a material adverse effect on PGE Inc.’s business.

PGE Inc.’s ability to compete depends, in part, upon successful protection of its intellectual property. PGE Inc. does not have the financial resources to protect its rights to the same extent as major studios. PGE Inc. will attempt to protect proprietary and intellectual property rights to its film productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. PGE Inc. also distributes its products in other countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute PGE Inc.’s film productions or certain portions or applications of its intended film productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce PGE Inc.’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on PGE Inc.’s business, results of operations or financial condition. Management cannot assure you that infringement or invalidity claims will not materially adversely affect PGE Inc.’s business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, PGE Inc. could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on its business, results of operations or financial condition.

15.	Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of PGE Inc.’s films.

Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern bloc countries. Additionally, as films begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of films. As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures. Piracy of PGE Inc.’s films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on its business, results of operations or financial condition.

Page - 9

Risks associated with PGE Inc.

16.	The loss of key personnel could adversely affect PGE Inc.’s business.

PGE Inc.’s success depends on its ability to attract, retain and motivate qualified personnel and to a significant degree upon the efforts, contributions and abilities of its key personnel. PGE Inc.’s limited financial resources seriously inhibit its ability to attract qualified personnel. Key personnel represent a significant asset, and the competition for these personnel is intense in the film production industry. PGE Inc. has no employment agreements with any of its personnel and does not maintain key person life insurance on any of its personnel. Management cannot assure you that the services of PGE Inc.’s key personnel will continue to be available to it or that PGE Inc. will be able to successfully retain such key personnel. The loss of one or more of its key personnel or PGE Inc’s inability to attract, retain and motivate qualified personnel could negatively impact its ability to implement its plan of operations and to complete its films.

17.
PGE Inc.’s officers, directors and principal shareholders own more than 50% of the outstanding shares of common stock in the capital of PGE Inc., and as a result, they are able to decide who will be directors and you are not able to elect any directors, which may lead to the entrenchment of management.

Management and the principal shareholders currently own an aggregate 8,332,500 shares of common stock, which represent 83.3% of the 10,000,000 issued and outstanding shares of common stock of PGE Inc. Holders of PGE Inc.’s shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares of common stock, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of PGE Inc.’s directors. As a result, if neither management nor the principal shareholders sell any of their shares, and regardless of the number of shares you may acquire, management and the principal shareholders, as a group, will be able to elect all of PGE Inc.’s directors, control PGE Inc.’s business operations, and entrench management.

18.	PGE Inc. does not expect to pay cash dividends in the foreseeable future.

PGE Inc. has never paid cash dividends on its shares of common stock and has no plans to do so in the foreseeable future. PGE Inc. intends to retain earnings, if any, to develop and expand its business operations.

19.
If and when PGE Inc.’s shares of common stock are listed for quotation on the NASD’s OTC Bulletin Board, any sale of a significant amount of PGE Inc.’s shares of common stock into the public market may depress PGE Inc.’s stock price.

Management and the principal shareholders currently own an aggregate 8,332,500 shares of common stock, which represent 83.3% of the 10,000,000 issued and outstanding shares of common stock of PGE Inc. None of these shares have been registered for resale under a registration statement. Currently, there are 1,000,000 shares of common stock in the capital of PGE Inc. that are freely tradeable and there are 6,000,000 shares of common stock that are subject to Rule 144 and there are 3,000,000 shares of common stock that are restricted from trading. If PGE Inc.’s shares of common stock are listed for quotation on the NASD’s OTC Bulletin Board, management and the principal shareholders may sell in the future, large amounts of shares of common stock into the public market over relatively short periods of time subject to Rule 144. Any sale of a substantial amount of PGE Inc.’s shares of common stock in the public market may adversely affect the market price of PGE Inc.’s shares of common stock. Such sales could create public perception of difficulties or problems with PGE Inc.’s business and may depress PGE Inc.’s stock price.

20.	“Penny Stock” rules may make buying or selling PGE Inc.’s shares of common stock difficult, and severely limit the market and liquidity of the shares of common stock.

Trading in PGE Inc.’s shares of commons tock is subject to certain regulations adopted by the SEC commonly known as the “penny stock” rules. If and when PGE Inc.’s shares of common stock are quoted for trading on the NASD’s OTC Bulletin Board, management expects that the shares of common stock will trigger and be subject to the “penny stock” rules. These rules govern how broker-dealers can deal with their clients and “penny stocks”. The additional burdens imposed upon broker-dealers by the “penny stock” rules may discourage broker-dealers from effecting transactions in PGE Inc.’s securities, which could severely limit their market price and liquidity of PGE Inc.’s securities.

Page - 10

Item 4. Information on Pacific Gold Entertainment Inc.

Pacific Gold Entertainment Inc. (“PGE Inc.”) is a British Columbia corporation that is reporting with the United States Securities Exchange and Commission. PGE Inc. is a Canadian multi-media studio that intends to produce and market genre related, independent films. Each film will be marked with spin-off merchandise, such as soundtracks, graphic novels, tee-shirts and video games on franchise titles.

A. History and development of Pacific Gold Entertainment Inc.

PGE Inc. was incorporated in British Columbia on March 12, 2003 under the name “CyPacific Trading Inc.” On June 27, 2006, PGE Inc. changed its name to its current name “Pacific Gold Entertainment Inc.”

PGE Inc.’s principal place of business is located at Suite # 7, 536 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada and the telephone number is 604-633-2753. PGE Inc.’s registered office is located at 1100 Melville Street, 6th Floor, Vancouver, British Columbia, V6E 4A6, Canada and the telephone number is 604-648-0527.

PGE Inc.’s original business concept involved Internet-based electronic retail sales with an on-line store. PGE Inc. intended to specialize in selling products obtained from North American manufacturers, which products may be difficult to find in Asian countries, to individuals and businesses first in Korea, and later in other parts of Asia. Subsequently, in 2005, PGE Inc. had a contract to manage Internet-based electronic retail sales via an on-line store for Daval Productions Ltd. Daval Productions Ltd. produced and distributed travel and sites of interest video products in DVD format to the travel and tourist industry. However, in 2006, the contract with Daval Productions Inc. was cancelled and PGE Inc. changed its focus and business to film production.

B. Business overview.

PGE Inc. is a multi media studio, specializing in popular, genre branded films. With each film project, PGE Inc. will bundle the project with ancillary merchandise, including video games, graphic novels, t-shirts, and other related products. PGE Inc. will also coordinate the release of its film projects with the release of the video games and the ancillary merchandise.

PGE Inc.’s mission is to garner worldwide exposure for all of its projects and create franchise potentials that generate long term income returns for its investors. PGE Inc. will enhance the value and exposure of its projects by releasing film affiliated merchandises to other lucrative markets, thus creating familiarity in the licensed products. PGE Inc.’s model is to make a quantity of lower budget independent films for the growing DVD market. Where the average Canadian film costs about $1 million and takes about two years to complete, PGE Inc’s average budget is $250K, with a six month turn around. Most Canadian films fail to reach the international market. PGE Inc.’s primary focus is the international markets, via its distributor. PGE Inc. intends to also diversify its licences so it can create more revenue potentials within a brand. The Disney Company employs this model, so rather then spending $12 million on a film, they will produce four films for $3 million, for greater revenue potential.

Products

PGE Inc.’s products will include genre related, independent films, which will be produced and marketed by PGE Inc. Also, each film project will be marked with spin-off merchandise, such as soundtracks, graphic novels, tee-shirts and video games based on the applicable film project. PGE Inc. has commenced production of the first film project. PGE Inc. wants to (1) create a non-stop work flow of back to back film projects for the first two years; (2) achieve complete delivery of the first film project within six months; (3) complete four film projects and three video games to add to the ancillary merchandise within the first two years.

On July 10, 2006, 2006, PGE Inc. acquired the following film projects:

Page - 11

Blood

This horror feature follows a heart-broken butcher, who exacts revenge on a clan of vampires who turn his fiancé into a minion of evil. The film will be released in conjunction with the video game, a soundtrack, and graphic novel. PGE Inc. has budgeted US$125,000 for this film project. The film project is currently in the pre-production, which includes casting and financing.

Beneath

This claustrophobic thriller plants the audience in the middle of a cat and mouse game between a lawyer buried alive in a coffin and a serial killer. A young female lawyer wakes up to find herself buried in a coffin. With only a cell phone she finds out that she is a pawn of a serial killer who plans to murder her past clients, who were technically found innocent of their crimes. The film will be released in conjunction with the video game, a soundtrack and graphic novel. PGE Inc. has budgeted US$3 million for this film project. The film project is currently in the pre-production, which includes casting and financing.

Crimson

A state of the art horror reveals the deadly world of stem cell research that is tested on vampires. Four university students kidnap a woman who they believe is a vampire, and begin horrific experiments to extract the gene that presumably gives her immortality. PGE Inc. intends to release the film in conjunction with a soundtrack and graphic novel. PGE Inc. has budgeted US$250,000 for this film project. The film project is currently in development, which includes commitments for financing and attaching actors.

SUBhuman 2 - The Crimson Palace

This is the second feature in the SUBhuman series. A female FBI profiler investigates a series of brutal and bloody murders, which leads her to Martin the destroyer.  Martin reveals the terrifying truth; human existence is headed towards extinction. The film will be released in conjunction with the video game, a soundtrack, graphic novel and video game. PGE Inc. has budgeted US$500,000 for this film project. The film project is currently in development, which includes commitments for financing and attaching actors.

SUBhuman Extreme Edition

PGE Inc. intends to re-release this first film in the franchise. This will include an uncut version of the original film, a graphic novel, a half hour documentary, and a soundtrack. PGE Inc. has budgeted US$125,000 for this film project. PGE Inc. plans to re-release this film project along with the release of SUBhuman 2 and the video game SUBhuman Destroyer.

The film projects were acquired from Mark Tuit’s company, SomnamBulist Imagery Inc., for a purchase price of CDN$32,000 per film project. See “Item 7.B. - Related party transactions” below, “Item 10. C. - Material contracts” below, and Exhibits 4.1 to 4.5 inclusive for more details.

All DVD’s of the film projects will be released in two versions. The first one will be a general version for the initial release. The second version will be an extreme version, which will include an uncut version of the film and additional supplementary material.

Also, PGE Inc. intends to develop and market the following video games in conjunction with the film projects:

Butchers Block

This video game will pick up immediately where the film, Blood, ends, with contaminated ground meat being consumed by innocent people. Those who consume the meat die, to rise soon after as vampires themselves. In a time sensitive reality, the player must escape a gated urban community, with several blocks of idyllic suburban homes contained within perimeter walls, where the residences are slowly turning into blood thirsty ghouls. PGE Inc. has budgeted US$250,000 for this video game. The video game is currently in development.

Beneath: Buried Alive

In this video game, the player will be put in the role as a buried victim. In this point-of-view game, the player will be placed in a coffin by a serial killer. It will be up to the player to negotiate through a labyrinth of tricks and traps in order to survive. The goal is simple, survive and escape. PGE Inc. has budgeted US$250,000 for this video game. The video game is currently in development, which includes negotiations for favorable financing.

Page - 12

SUBhuman Destroyer

This video game will follow the exploits of Martin the Destroyer, who must save a city from being devoured by the bloodthirsty parasites. Based on the film, SUBhuman 2, this game places the player in the terrifying Crimson palace where they have to rescue the imprisoned humans, while searching for the host parasite. PGE Inc. intends to release the video game on a downloadable format for PC and X-Box 360. PGE Inc. has budgeted US$500,000 for this video game. The video game is currently in development.

Finally, PGE Inc. will be further marketing its film projects and video games with the sale and distribution of soundtracks and graphic novels. PGE Inc. has a budget of 5% of the budgets for the film projects for these ancillary products.

Partners in Production

Pathway Films Inc.

Pathway Films Inc. is a British Columbia company formed on September 18, 2001. Ron Loudoun, PGE Inc.’s CFO, is the sole shareholder, officer and director of Pathway. Pathway studios will provide deferred costs of its services and equipment, which include offices for production, HD cameras, grip and lighting, full sound stage, sound recording facilities, picture edit facilities, and DVD authoring.

Somnambulist Imagery Inc.

Somnambulist Imagery Inc. is a British Columbia company formed on November 21, 2004. Mark Tuit, PGE Inc.’s CEO, is the sole shareholder, officer and director of Somnambulist Imagery Inc. Somnambulist Imagery Inc. will defer a percentage of writing and directing fees to keep the initial film costs down.

Sky Works Studio

Sky Works Studio is a visual effects and motion graphics design studio located in Vancouver, British Columbia, Canada, that was founded in 1999. Ashish Mittal is the president of Sky Works. Sky Works has agreed to defer a percentage in visual special effects, and on-line colour correction and delivery elements.

Power Up Studios

Power Up Studios is a video game production company based out of Vancouver, British Columbia. The company’s principal and president is Bren Lynne. Power Up Studios will be responsible for the creation, completion and marketing of all of the video games produced from PGE Inc.

Markets

With PGE Inc.’s current slate of film projects, video games and merchandise, its target demographic ranges from 14 years to 35 years, both male and female. Management also intends to target comic book, video game and horror related franchises.

PGE Inc. will also target the video and DVD market with its film projects. All of PGE Inc.’s film projects have secured worldwide video and DVD distribution in advance, thus eliminating the risk of having to shop a film on the markets without guarantees.

Dependence on Partners

PGE Inc. is not dependent on any patents or licenses, industrial, or commercial or financial contracts, including contracts with customers or suppliers, with the exception of the following:

PGE Inc is partnered with Pathway Films Inc., a fully functioning film and game production studio, which allows it to keep every aspect of film and video game production in-house. Pathway Films Inc. will provide deferred costs of its services and equipment, which include offices for production, HD cameras, grip and lighting, full sound stage, sound recording facilities, picture edit facilities, and DVD authoring. There is currently no agreement for this arrangement. If PGE Inc. is unable to use Pathway’s studio and equipment, it will have to find another studio and other equipment to produce its films and video games. Management cannot be certain at this time, but it is unlikely that PGE Inc. would be able to secure terms for another studio and other equipment on such favorable terms as provided by Pathway Films Inc.

Page - 13

Competition

Film and video game production and distribution are highly competitive businesses. PGE Inc. faces competition from companies within the entertainment business and from alternative forms of leisure entertainment. PGE Inc.’s competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than ours. Successful competition in PGE Inc’s target markets is also dependent on price, access to retail shelf space, product quality, product enhancements, brand recognition, marketing support and access to distribution channels. The number of new video game releases for PC’s in a given year is much higher than the number of new video game releases for home consoles and handheld platforms. Management believes PGE Inc.’s strategy of publishing PC titles within established franchises and games developed by studios personnel, well-known within the industry allows PGE Inc. to quickly develop market share with a minimal investment in sales and distribution infrastructure.

Film Projects

PGE Inc. competes with the major studios, numerous independent motion picture and television production companies such as: Focus Features, New Line Cinema, Castle Rock Entertainment, Fine Line Features and Warner Independent Pictures, Tri-Star Pictures, Screen Gems Dimension Films, and Miramax Film Corp.

According to the Motion Picture Association of America, the average cost to produce and distribute a major studio film in 2004 was $98.0 million, including $63.6 million of production costs and $34.4 million of distribution and marketing expenses (typically called “P&A” or “prints and advertising”).

In comparison, films released by smaller independent studios typically cost less than $4.0 million to produce and market in the same period. Despite the limited resources generally available to independent studios, independent films have gained wider market approval and increased share of overall box office receipts in recent years. Past successful independent films such as Open Water, Cabin Fever, Saw, The Blair Witch Project and Crash highlight moviegoers’ willingness to support high quality motion pictures despite limited marketing and production budgets.

Video Games

PGE Inc.’s competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than ours. These competitors include Activision, Atari, Capcom, Electronic Arts, Konami, Namco, Sci Entertainment, Sega, Take-Two Interactive Software, THQ, Ubisoft Entertainment, and Vivendi Universal Games, among others. PGE Inc. faces additional competition from the entry of new companies into the market, including large diversified entertainment companies. PGE Inc. will compete with Microsoft, Nintendo and Sony, who publish software for their respective systems. PGE Inc. also competes with numerous companies licensed by the platform manufacturers to develop or publish software products for use with their respective systems.

Government Regulation

While the actual production of PGE Inc.’s movies does not require governmental approval, PGE Inc. is subject to many federal, state, local and foreign regulation with respect to the production and distribution of its movies. Accordingly, PGE Inc. is required to be aware and sensitive to government laws and regulations. PGE Inc. distributes its films to wholesalers and retailers in the United States and abroad. Management has taken steps to ensure compliance with all federal, state, local and foreign regulations regulating the content of motion pictures, by staying abreast of all legal developments in the areas in which motion pictures are distributed. In light of PGE Inc.’s efforts to review, regulate and restrict the distribution of its materials, management believes that the distribution of PGE Inc.’s products does not violate any statutes or regulations.

Distribution rights to films are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of films. From time to time, various third parties may contest or infringe upon PGE Inc.’s intellectual property rights. Management will take all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of its films and products produced and distributed by PGE Inc. under the laws of all applicable jurisdictions. PGE Inc. can give no assurance that its actions to establish and protect its trade-marks and other proprietary rights will be adequate to prevent imitation or copying of its filmed entertainment by others or to prevent third parties from seeking to block sales of its filmed entertainment as a violation of their trade-marks and proprietary rights. Moreover, PGE Inc. can give no assurance that others will not assert rights in, or ownership of, PGE Inc.’s trade-marks and other proprietary rights, or that PGE Inc. will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada. See “Risk Factors” for more details.

Page - 14

Tax Credits

The Canadian federal government and a number of its provincial counterparts have established refundable tax credit programs based on eligible labor expenditures of qualifying production entities. PGE Inc. expects that certain of its films will incorporate these refundable tax credits as elements of production financing. If such productions do not ultimately qualify for anticipated refundable tax credits, the relevant production may require additional funds for completion, which may not be available from other sources.

For PGE Inc.’s films to continue to qualify for several refundable tax credits, PGE Inc. must remain Canadian-controlled pursuant to the Investment Canada Act (Canada), or ICA, among other statutory requirements. The ICA contains rules, the application of which determines whether an entity (as the term is defined in the ICA) is Canadian-controlled. Under these rules, an entity is presumed to be a non-Canadian in certain circumstances, including where Canadians own less than a majority of voting interests of an entity. This presumption may be rebutted, for example, if the entity establishes that it is not controlled in fact through the ownership of its voting interests and that two-thirds of the members of its board of directors are Canadians.

Although management believes PGE Inc. is currently a Canadian-controlled entity under the ICA, there can be no assurance that the Minister of Canadian Heritage will not determine PGE Inc. is out of compliance with the ICA, or that events beyond its control will not result in PGE Inc. ceasing to be Canadian-controlled pursuant to the ICA. The ICA provides the Minister of Canadian Heritage with discretion to make a determination that a business activity prescribed under the ICA as relating to Canada’s cultural heritage or national identity (which includes a business engaged in the production, distribution, sale or exhibition of film or video products, hereinafter referred to as a “cultural business”) is not a Canadian-controlled entity, if the Minister is satisfied, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that the entity is controlled in fact by one or more non-Canadians. If PGE Inc. ceases to be Canadian-controlled under the ICA, it would no longer qualify or be entitled to access these refundable tax credits and other Canadian government and private motion picture industry incentives that are restricted to Canadian-controlled corporations, including the ability to produce under Canada’s official co-production treaties with other countries.

In addition, certain provincial refundable tax credits require that the applicant be provincially controlled. If PGE Inc. ceases to be provincially controlled, it would no longer be entitled to access the applicable provincial refundable tax credits.

Investment by Non-Canadians

Under the ICA, the Minister of Canadian Heritage has discretion to determine, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that an investment by a non-Canadian in a cultural business may constitute an acquisition of control by that non-Canadian, notwithstanding the provisions in the ICA that state that certain investments do not or may not constitute an acquisition of control that would require notification or review under the ICA. If the Minister of Canadian Heritage exercises its discretion and deems an investment by a non-Canadian in a cultural business to be an acquisition of control, the investment is potentially subject to notification and/or review. If the investment is subject to review, the Minister must be satisfied that the investment is likely to be of net benefit to Canada. Such a determination is often accompanied by requests that the non-Canadian provide undertakings supportive of Canadian cultural policy. These undertakings may, in some circumstances, include a request for financial support of certain initiatives. The determination by the Minister of whether a proposed investment is of net benefit to Canada also includes consideration of sector specific policies of the Canadian federal government. One such policy prohibits takeovers of Canadian owned and controlled film distribution businesses by non-Canadians. This prohibition is not contained in the ICA nor in the regulations made under the ICA, but is a separate foreign investment policy relating to the Canadian film distribution sector. If an investment by a non-Canadian in PGE Inc.’s business is deemed by the Minister to be an acquisition of control and ultimately subject to review, the current policy of the Canadian federal government prohibiting the takeover of a Canadian owned and controlled film distribution business would be applied in the context of the Minister’s determination of whether the proposed investment would be of net benefit to Canada, with the result that PGE Inc.’s film distribution business in Canada may have to be divested to a Canadian purchaser, which could have a material adverse effect on PGE Inc.’s business, results of

Page - 15

C. Organizational structure.

PGE is not part of a group and PGE does not have any subsidiaries.

D. Property, plants and equipment.

As of April 30, 2006, and as of the date of this annual report, PGE has no material tangible fixed assets. Also, PGE has no plans to construct, expand or improve any facilities.

Item 4A. Unresolved Staff Comments.

There are no unresolved Staff comments at this time.

Item 5. Operating and Financial Review and Prospects.

A. Operating results.

Year Comparisons between 2006 and 2005

For the year ended April 30, 2006, PGE Inc. achieved sales revenues of $nil compared with sales revenues of $8,464 for the period ended April 30, 2005. PGE Inc.’s operating loss decreased to $9,739 in 2006 from a loss of $16,169 in 2005. Such decrease in the operating loss was due primarily to a decrease of $5,782 in website construction and maintenance and a decrease of $5,373 in consulting fees, which was offset by an increase of $850 in professional fees, an increase of $337 in internet costs, and an increase of $207 in interest and bank charges. In the same period, the working capital deficiency increased to $(35,343) in 2006 from a deficiency of $(23,297) in 2005. As of the year ended April 30, 2006, PGE Inc. had an accumulated stockholders’ deficiency of $(35,343). The current year’s contribution to the deficit was financed in part by a $6,601 advance from Pathway Films Inc.

B. Liquidity and capital resources.

PGE Inc. estimates that funding of CDN$1,900,000 will be required to implement its business plan over the next 12 months. The funding is anticipated to be required for film equipment expenses of CDN$50,000, inventory and raw stock items of CDN$30,000, wage and salaries of CDN$700,000, marketing expenses of CDN$100,000, administrative costs of CDN$450,000, professional fees of CDN$380,000, and film production expenses of CDN$190,000.

PGE Inc. had $4,294 on hand as at April 30, 2006.

PGE Inc. intends to finance its administrative, start up and initial operating costs by the sale of its shares, other shareholder financings, and standard business trade financing. No commitments to provide additional funds have been made by management, stockholders or anyone else.

PGE Inc. intends to raise the required funds to implement its business plan through equity or debt financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to PGE Inc.’s shareholders. There can be no assurance that sources of capital will be available to PGE Inc. on acceptable terms, or at all. The absence of funding would make the successful completion of PGE Inc.’s business plan doubtful.

C. Research and development, patents and licenses, etc.

PGE Inc. has not spent any funds on research and development activities in the last three fiscal years except for funds spent for the development of its website.

PGE Inc. is not currently conducting any research and development activities.

Page - 16

Currently, PGE Inc. has not patents or licenses or registered trademarks or any other intellectual property, with the exception of the copyright to its film projects. PGE Inc. will attempt to protect proprietary and intellectual property rights to its film projects through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations.

D. Trend information.

PGE Inc. does not have a significant history with respect to its financial operations in order to identify any recent trends in its business operations.

E. Off-balance sheet arrangements.

PGE Inc. does do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F. Tabular disclosure of contractual obligations.
As at April 30, 2006, PGE Inc. had no contractual obligations and commitments as set out in the following table.

Payments due (by period)
		less than			more than
Contractual Obligations	Total	one year	1-3 years	3-5 years	5 years
Long-term debt obligations	$nil	$nil	$nil	$nil	$nil
Debentures	$nil	$nil	$nil	$nil	$nil
Long-term accounts payable	$nil	$nil	$nil	$nil	$nil
Contractual commitments	$nil	$nil	$nil	$nil	$nil
Retirement and severance indemnities	$nil	$nil	$nil	$nil	$nil

G. Safe Harbor.

This Form 20-F - Annual Report contains forward-looking statements. PGE Inc. intends to identify forward-looking statements in this report using words such as “anticipates”, “will”, “believes”, “plans”, “expects”, “future”, “intends”, “projects”, “estimates”, “should”, “could”, or similar expressions. These statements are based on management’s beliefs as well as assumptions PGE Inc. made using information currently available to it. You should not place undue reliance on these forward-looking statements. Because these statements reflect PGE Inc.’s current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives requires the exercise of judgment. To the extent that the assumed events do not occur, PGE Inc.’s outcome may vary substantially from its anticipated or projected results, and accordingly, PGE Inc. expresses no opinion on the achievability of those forward-looking statements and give no assurance that any of the assumptions relating to the forward-looking statements are accurate. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section.

All forward-looking statements are made as of the date of filing of this Form 20-F and PGE Inc. disclaims any duty to update such statements.

PGE Inc. may, from time to time, make oral forward-looking statements. PGE Inc. strongly advises you to read the foregoing paragraphs and the risk factors described in this Form 20-F - Annual Report and in PGE Inc.’s other exhibits and documents filed with the United States Securities and Exchange Commission for a description of certain factors that could cause actual results to differ materially from those in the oral forward-looking statements. PGE Inc. disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

Page - 17

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management.

Mark Tuit (40 years old) - Mark has been a director and the CEO and the President of PGE Inc. since June 2006. In 1994, Mark wrote, produced and directed his first feature film CURIOUSLY DEAD, followed up with the semi-biography BARNONE, which went on to sell out at various film festivals and eventually received wide North American distribution on Video and DVD. In the last four years, Mark has directed the feature films LUNCH, SYMPHONY OF GRACE. Mark was a film and screenplay instructor at such schools as V.P.A.C., Gas town Actors’ Studio, and C.D.I.S. Arts School from 1999 to 2003. Mark created Somnambulist Imagery Inc in 2003. SUBHUMAN is the first film produced by this new studio, which is currently being distributed in over 22 countries. In the United States alone, SUBHUMAN sold over 30,000 units in national DVD stores. Mark is currently producing and directing the 3-D animated feature “BUNNY TALES” for Pathway Films Inc.

Ron Loudoun (43) - Ron has been a director and officer of PGE Inc. since March 2004 and has been the CFO of PGE Inc. since March 2004. Ron is also the sole officer, director, and owner of Pathway Films Inc., a British Columbia corporation, which owns and operates the studios that are being leased to PGE Inc. Ron graduated with a diploma of Administrative management from BCIT in 1983. In 2001, Ron graduated from the Vancouver Film School Foundation Program. In 2002, Ron purchased two buildings and renovated them into a fully equipped soundstage, HD postproduction facilities and office buildings, thus creating the studios owned by Pathway Films Inc.

Michael George (33) - Michael has been a director of PGE Inc. since June 2006. In 1998, Michael founded Wandering Buffalo Productions and produced The CBC signature short “Fluffy”, and Kody Zimmerman’s “A Strange Tale”. In 2001, Michael co-formed Sli-Fi media, over seeing several productions such as Neil Gaumens’s “We can get it for Wholesale”, Pale Thomas’s feature “Front Desk” and Himalaya Behl’s top selling yoga DVD’s. Michael has evolved to producing, with the award winning films “Subhuman and “Unwritten’ to his credits. Michael is currently co-producing the upcoming feature films “Crimson”, “Butcher” and “Subhuman II”.

Rene Daignault (40) - Rene has been a director and the corporate secretary of PGE Inc. since June 2006. Since graduating from University of Victoria in 1992, Rene has been a business and securities lawyer in British Columbia and a member in good standing with the Law Society of British Columbia. From November 1993 to June 2002, he has worked for such law firms as Walker & Company, Russell & DuMoulin, and Jeffs & Company Law Corporation. Since July 2002, Rene has been working as a sole practitioner with start-up companies and clients involved with the securities markets in both Canada and the United States.

There are no family relationships among the directors and executive officers of PGE Inc. Also, there are no arrangements or understandings with major shareholders, customers, suppliers or others, by which any director or officer was elected or appointed.

Advisory Board

Bren Lynne - Lead Developer
Game Producer

Bren was Senior Programmer at 3DNA Corp in Toronto, Ontario. Employing direct marketing and digital distribution methods, 3DNA developed and published the 3DNA Desktop. Bren ’s other computer and video game development experience includes Lead Designer at Arc-Media Inc., a developer /publisher Level Designer/Writer at Pseudo Interactive, developer of Full Auto and Cell Damage, and Designer and 3D Programmer at Wagga-world Entertainment, an MMORPG developer. Bren has nine years experience as a Lead Designer, Senior Programmer, Level Designer and Writer. Bren joined EA as a Software Engineer, and later graduated into his current production role to engage more of his creative talents, working on such titles as Need For Speed: Most Wanted 5-1-0, Fight Night: Round 2, and NBA Basketball for the PlayStation Portable (PSP).

Mathew Rose - Video Game Designer
Game Producer

Mr. Rose has over 10 years of Graphic design and 3D animation experience on such titles as NBA Street: Showdown and Marvel Nemesis PSP, and has worked on several additional PSP titles (FIFA, Madden, NCAA, Need for Speed, Tiger Woods Golf etc.) of yet unannounced project as a member of a central art team. Currently working as Assistant Art Lead on an as of yet unannounced project, Mr. Rose designed, purchased and implemented a Linux based network of 22 workstations, including several file servers, a fax server, print server and four line testing workstations. Mr. Rose then evolved to an IT administrator where he was partially responsible for the administration and maintenance of nearly 200 workstations and 90 servers.

Page - 18

Robert Merilees - Industry Advisor
Producer

Over the past six years working with Infinity Features, Mr. Merilees has helped put together over US$160M in financing for feature films and television. In addition to financing, Mr. Merilees has been physically producing feature films for seven years. The most ambitious feature film project in Canadian history recently completed and released THE SNOW WALKER, starring Barry Pepper and James Cromwell. THE SNOW WALKER has smashed its DVD sales records . Working behind the scenes, Mr. Merilees has assisted in the financing and production of films in the Infinity slate such as: SAVED, MR RIPLEY ’S RETURN, EVELYN, the Academy Award winning CAPOTE, the New Line Cinema romantic comedy, and JUST FRIENDS, starring Ryan Reynolds. Recently Mr. Merilees wrapped up production on another New Line film, THE CLEANER.

Charles Martin Smith - Industry Advisor
Producer / Director

Mr. Smith is an American film actor, writer and director. Mr. Smith landed the role of Terry “The Toad” Fields in the George Lucas 1973 film AMERICAN GRAFFITI. The sequel MORE AMERICAN GRAFFITI (1979), did not have the success of the original, but he gained notice in THE BUDDY HOLLY STORY (1978), NEVER CRY WOLF (1983), and the successful STARMAN (1984). Mr. Smith’s career continued to receive good reviews for his work in THE UNTOUCHABLES (1987), SPEECHLESS (1994) and I LOVE TROUBLE (1995). Mr. Smith was also one of the directors on the hit TV series BUFFY THE VAMPIRE SLAYER (1997). Mr. Smith directed the successful feature film AIR BUD (Disney-1997). Mr. Smith also wrote and directed the $12 million dollar feature film THE SNOW WALKER (2003) for Lionsgate Films. Mr. Smith recently completed working with Academy award winning director Curtis Hanson on LUCKY YOU.

B. Compensation.

In the past fiscal year ended April 30, 2006, PGE Inc. did not pay any form of compensation to its directors and officers. Also, for the same time period, the amount of retirement and severance benefits accrued for its executive officers and directors was $nil and there were no pension, retirement or other similar benefits set aside for PGE Inc.’s executive officers and directors.

C. Board practices.

Each director holds their office until the next annual meeting of the shareholders or until he resigns or his successor has been elected or qualified. Each officer holds their office until they resign or are removed from their office.

PGE Inc. does not have any service contracts with any of its directors, which provide for benefits upon the termination of employment.

PGE Inc. does not have a separately-designated standing audit committee. Rather, PGE Inc.’s entire board of directors perform the required functions of an audit committee. However, none of the directors meet the independent requirements for an audit committee member.

PGE Inc.’s audit committee reviews and recommends to the board of directors for approval the annual financial statements and the annual report of PGE Inc. In addition, the audit committee is charged with the responsibility of monitoring the integrity of PGE Inc.’s internal controls and management information systems.  For the purposes of performing these duties, the members of the audit committee have the right, at all times, to inspect all of the books and financial records of PGE Inc. and to discuss with management and the auditors of PGE Inc. any accounts, records and matters relating to the financial statements of PGE Inc.

PGE Inc.’s audit committee is responsible for: (1) selection and oversight of PGE Inc.’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by PGE Inc.’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; (5) funding for the outside auditory and any outside advisors engagement by the audit committee; (6) reviewing the annual financial statements and management discussion and analyses; and (7) reviewing any relevant accounting and financial matters including reviewing PGE Inc.’s public disclosure of information extracted or derived from its financial statements. PGE Inc. has adopted an audit committee charter. See Exhibit 15.1 - Audit Committee Charter for more information. A copy of the Audit Committee Charter can be found on PGE Inc.’s web site at www.pacificgoldentertainment.com or a copy can be requested by calling Rene Daignault at (604) 648-0527.

Page - 19

PGE Inc. does not have a remuneration committee.

D. Employees.

As of April 30, 2006, PGE Inc. did not have any full time employees or part time employees. PGE Inc. expects the number of employees to increase in the current fiscal year as a result of the commencement of the production of its film projects and video games. PGE Inc. may hire union affiliated performers and employees but the number of employees will depend on the size of production for each film project. Management has a good working relationship with the unions. For the most part, PGE Inc. will employ temporary employees for each film project.

E. Share ownership.

The following table sets forth certain information regarding the beneficial ownership of the common stock of PGE Inc. as of April 30, 2006 of (a) each of PGE Inc.’s directors and officers, and (b) all directors and officers of PGE Inc., as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class [1]
shares of common stock	Ron Loudoun 536 Cambie Street, Suite #7 Vancouver, British Columbia V6B 2N7 Canada	3,500,000 [2]	35%
shares of common stock	Mark Tuit 536 Cambie Street, Suite #7 Vancouver, British Columbia V6B 2N7 Canada	400,000	4.0%
shares of common stock	Michael George 536 Cambie Street, Suite #7 Vancouver, British Columbia V6B 2N7 Canada	200,000	2.0%
shares of common stock	Rene Daignault 1100 Melville Street, 6th Floor Vancouver, British Columbia V6E 4A6 Canada	200,000 [3]	2.0%
shares of common stock	Directors and Executive Officers (as a group)	4,300,000	43%

[1] Based on 10,000,000 shares of common stock issued and outstanding as of October 31, 2006.
[2] Mr. Loudoun has an indirect beneficial ownership in these shares. 3,000,000 of these shares are registered in the name of Pathway Films Inc. and the remaining 500,000 shares are registered in the name of Atlantis Financial Group Inc. Mr. Loudoun is the sole shareholder, officer and director of both Pathway Films Inc. and Atlantis Financial Group Inc.
[3] Mr. Daignault has an indirect beneficial ownership in these shares. These shares are registered in the name of Otter Crique Ventures Limitée. Mr. Daignault is an officer and shareholder of Otter Crique Ventures Limitée.

Currently, there are no convertible securities, including stock options or share purchase warrants, issued or outstanding. Also, there is no arrangement for involving the employees of PGE Inc. in the capital of the PGE Inc., including any arrangement that involves the issue or grant of options or shares or securities of PGE Inc.

Item 7. Major Shareholders and Related Party Transactions.

A. Major shareholders.

The following table sets forth, as of the date of this annual report, the total number of shares of common stock owned beneficially by PGE Inc.’s major shareholders who are the present owners of 5% or more of PGE Inc.’s total outstanding shares of common stock. The stockholders listed below have beneficial ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Page - 20

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner [1]	Percent of Class [2]
shares of common stock	Ron Loudoun 536 Cambie Street, Suite #7 Vancouver, British Columbia V6B 2N7 Canada	3,500,000 [3]	35% [4] [5]
shares of common stock	Richard Powell 536 Cambie Street, Suite #9 Vancouver, British Columbia V6B 2N7 Canada	3,000,000 [6]	30%
shares of common stock	Will Loudoun 1559 Pritchard Drive Westbank, British Columbia V4T 1X4 Canada	1,032,500	10.3% [8]

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 20-F from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.
[2] Based on 10,000,000 shares of common stock issued and outstanding as of October 31, 2006.
[3] Mr. Loudoun has an indirect beneficial ownership in these shares. 3,000,000 of these shares are registered in the name of Pathway Films Inc. and the remaining 500,000 shares are registered in the name of Atlantis Financial Group Inc. Mr. Loudoun is the sole shareholder, officer and director of both Pathway Films Inc. and Atlantis Financial Group Inc.
[4] On October 15, 2005, Mr. Loudoun acquired a total of 600,000 shares of common stock from a former director and officer of PGE Inc.
[5] On June 26, 2006, Mr. Loudoun sold a total of 160,000 shares of common stock (800,000 post-dividend shares) to the existing directors of PGE Inc. and sold another 340,000 shares of common stock (1,700,000 post-dividend shares) to several non-affiliated purchasers.
[6] Mr. Powell has an indirect beneficial ownership in these shares. These shares are registered in the name of 682567 B.C. Ltd. Mr. Powell is the sole shareholder, officer and director of 682567 B.C. Ltd.
[7] On November 8, 2005, Mr. Powell acquired a total of 600,000 shares of common stock (3,000,000 post-dividend shares) from a former director of PGE Inc.
[8] On June 26, 2006, Mr. Loudoun acquired a total of 200,000 shares of common stock (1,000,000 post-dividend shares) from a director and officer of PGE Inc. Prior to this purchase of shares, Mr. Loudoun owned 6,500 shares of common stock (32,500 post-dividend shares).

As of the date of this annual report PGE Inc. has 40 registered shareholders. All outstanding shares of common stock in the capital of PGE Inc. are beneficially owned by shareholders located in Canada.

PGE Inc. is not aware of any arrangement that may result in a change in control of PGE Inc.

B. Related party transactions.

During the last fiscal year and up to the date of this annual report, no director, executive officer or security holder has had any direct or indirect material interest in any material transaction or a series of similar transactions with the exception of the following:

Agreements with Daval Productions Ltd.

Subsequent to April 30, 2005, PGE Inc. negotiated its first contract to manage Internet-based electronic retail sales via an on-line store for Daval Productions Ltd. Also, subsequent to April 30, 2005, PGE Inc. entered an option to purchase from Daval Productions Ltd., all of the assets including any patents, trademarks, product licenses, operating assets, furniture and equipment, contracts, customer lists and records from Daval Productions Ltd. for CDN$300,000 plus up to an additional CDN$200,000 for inventory. Daval Productions Inc. is owned by Pathway Films Inc. is in the business of producing and distributing travel and sites of interest video products in DVD format to the travel and tourist industry. PGE Inc. has since terminated the option agreement with Daval Productions Ltd. and has also terminated the retail sales contract with Daval Productions Ltd. and has no further obligations under these two agreements.

Page - 21

Options Agreements with Mark Tuit

On July 10, 2006, PGE Inc. acquired five film projects from Mark Tuit, PGE Inc.’s President and CEO and the sole shareholder, director and officer of SomnamBulist Imagery Inc., the owner and seller of the film projects. The film projects were acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements, and include, Subhuman, Beneath, Crimson, Blood, and Subhuman 2. PGE Inc. acquired each film project for the price of CDN$32,000 per film project, with payment due on the first day of production for each film project. With each film project PGE Inc. is solely and exclusively granted all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to each film project and in and to the copyright of it and all renewals and extensions of copyright. Also, each purchase agreements entitles Somnambulist Imagery Inc. limited stage rights and limited rights to author-written sequels. See Exhibits 4.1 to 4.5 inclusive for more details.

C. Interest of experts and counsel.

The information to be disclosed in this Item is not required for an annual report.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

See “Item 18 - Financial Statements” below for the required financial information for the fiscal period ended April 30, 2006.

B. Significant Changes.

Since April 30, 2006, PGE Inc. has cancelled the agreement with Daval Productions Inc. and has entered into five option and literary purchase agreements with Somnambulist Imagery Inc. for the acquisition of five film projects. See “Item 4 - Information on Pacific Gold Entertainment Inc.” above and “Item 10. C. - Material contracts” below for more information.

Item 9. The Offer and Listing.

A. Offer and listing details.

PGE Inc.’s shares of common stock are currently not listed for trading or quotation on any exchange or quotation service.

B. Plan of distribution.

The information to be disclosed in this Item is not required for an annual report.

C. Markets.

PGE Inc.’s shares of common stock are currently not listed for trading or quotation on any exchange or quotation service. However, PGE Inc. intends to submit a listing application during this current fiscal year to have its shares of common stock quoted on the NASD’s OTC Bulletin Board.

D. Selling shareholders.

The information to be disclosed in this Item is not required for an annual report.

E. Dilution.

The information to be disclosed in this Item is not required for an annual report.

F. Expense of the issue.

The information to be disclosed in this Item is not required for an annual report.

Page - 22

Item 10. Additional Information.

A. Share capital.

The information to be disclosed in this Item is not required for an annual report.

B. Memorandum and articles of association.

On March 30, 2006, PGE Inc. transitioned under the new Business Corporations Act (British Columbia). The Memorandum was replaced with a Notice of Articles. See Exhibit 1.3 -Transition Application for more details.

On June 27, 2006, PGE Inc. changed its name from “Cypacific Trading Inc.” to “Pacific Gold Entertainment Inc.” None of the provisions of the Transition Application, the Notice of Articles. or the Articles of Incorporation changed as a result of the name change. See Exhibit 1.4 - Notice of Articles for more details.

As provided by Article 24 of the Articles of PGE Inc., all transfers of shares require the written approval of the board of directors before being made effective. Article 24 also provides that the share transfer restriction will be in effect until PGE Inc. has been listed for trading on any stock exchange or any regulatory authority has accepted for filing and has issued a receipt for a prospectus qualifying the distribution of PGE Inc.’s securities to the public. As a result, the directors currently have the ability to delay, defer, or prevent a change of control.

See Exhibit 1.1 - Memorandum, Exhibit 1.2 - Articles of Incorporation, Exhibit 1.3 -Transition Application, and Exhibit 1.4 - Notice of Articles for further details.

C. Material contracts.

PGE Inc. has not entered into any material contracts in the two years immediately preceding the date of this annual report that have not been in the ordinary course of business, with the exception of the following:

Option & Literary Purchase Agreements

On July 10, 2006, PGE Inc. acquired five film projects from Mark Tuit, PGE Inc.’s President and CEO and the sole shareholder, director and officer of SomnamBulist Imagery Inc., the owner and seller of the film projects. The film projects were acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements, and include, Subhuman, Beneath, Crimson, Blood, and Subhuman 2. PGE Inc. acquired each film project for the price of CDN$32,000 per film project, with payment due on the first day of production for each film project. With each film project PGE Inc. is solely and exclusively granted all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to each film project and in and to the copyright of it and all renewals and extensions of copyright. Also, each purchase agreements entitles Somnambulist Imagery Inc. limited stage rights and limited rights to author-written sequels. See Exhibits 4.1 to 4.5 inclusive for more details.

Agreements with Daval Productions Ltd.

Subsequent to April 30, 2005, PGE Inc. negotiated its first contract to manage Internet-based electronic retail sales via an on-line store for Daval Productions Ltd. Also, subsequent to April 30, 2005, PGE Inc. entered an option to purchase from Daval Productions Ltd., all of the assets including any patents, trademarks, product licenses, operating assets, furniture and equipment, contracts, customer lists and records from Daval Productions Ltd. for CDN$300,000 plus up to an additional CDN$200,000 for inventory. Daval Productions Inc. is owned by Pathway Films Inc. is in the business of producing and distributing travel and sites of interest video products in DVD format to the travel and tourist industry. PGE Inc. has since terminated the option agreement with Daval Productions Ltd. and has also terminated the retail sales contract with Daval Productions Ltd. and has no further obligations under these two agreements.

Page - 23

D. Exchange controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of PGE Inc.’s securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada).  For further information concerning such withholding tax, see “Taxation” below.

Limitations on the ability to acquire and hold shares of PGE Inc. may be imposed by the Competition Act (Canada) (the “Competition Act”).  This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in PGE Inc.  This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400,000,000 in the aggregate; and (b) the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed $50,000,000.  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of PGE Inc.’s voting shares as a result of the acquisition.  If a person already owns 20% or more of PGE Inc.’s voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

Except as may be provided under the Investment Canada Act (the “ICA”), there are no specific limitations under the laws of Canada, the Province of British Columbia, or in the Notice of Articles and Articles of PGE Inc. with respect to the rights of non-residents of Canada to hold and/or vote securities of PGE Inc.

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $265,000,000 (in 2006).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.

In the context of PGE Inc., in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  Certain transactions relating to the acquisition of shares of common stock would be exempt from review from the ICA, including:

(a)	acquisition of shares of common stock by a person in the ordinary course of a person’s business as a trader or dealer in securities;
(b)
acquisition of control of a Canadian corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

(c)
acquisition of control of a Canadian corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the corporation, through the ownership of voting interests, remains unchanged.

Page - 24

In addition, if less than a majority of voting interests of a Canadian corporation are owned by Canadians, the acquisition of control of any other Canadian corporation by such corporation may be subject to review unless it can be established that the corporation is not in fact controlled through the ownership of voting interests and that two-thirds of the members of the board of directors of the corporation are Canadians.

Where an investment is reviewable under the ICA, it may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquiror may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the ICA requires formal notification to the Canadian government of all other acquisitions of control of Canadian businesses by non-Canadians.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review purposes

E. Taxation.

THERE ARE RECIPROCAL TAX TREATIES BETWEEN CANADA AND THE UNITED STATES. INVESTORS IN PGE INC. ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK.

Material Canadian Federal Income Tax Consequences

The summary below is restricted to the case of a holder (a “Holder”) of one or more shares of common stock who for the purposes of the Income Tax Act (Canada) is a non-resident of Canada, holds his shares of common stock as capital property and deals at arm’s length with PGE Inc.

The following is a general discussion of certain possible Canadian federal income tax consequences, under current law, generally applicable to a non-resident of Canada (as hereinafter defined) of shares of common stock of PGE Inc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described above as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any provincial, local or foreign tax consequences.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his shares of common stock. Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on shares of common stock paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of PGE Inc., 5% and in any other case, 15% of the gross amount of the dividend. PGE Inc. will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Capital Gains

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Income Tax Act (Canada). Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the shares of common stock as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s-length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of PGE Inc.

Page - 25

A Holder who is resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or ( c) the Holder (i) was a resident of Canada at any time within the ten years immediately the disposition and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident of Canada.

A Holder who is subject to Canadian tax in respect of a capital gain on disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect of taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares of common stock of PGE Inc. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of common stock of PGE Inc. and no opinion or representation with respect to United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of common stock of PGE Inc. should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of common stock of PGE Inc.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of shares of common stock of PGE Inc. who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United Sates or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, or foreign corporations whose ownership of shares of common stock of PGE Inc. is not effectively connected with conduct on a trade or a business in the United States, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold shares of common stock as part of a straddle, hedging or a conversion transaction, and shareholders subject to the alternative minimum tax, and shareholders who acquired their shares of common stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own shares of common stock as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire shares of common stock.

Distribution on Shares of Common Stock of PGE Inc.

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of PGE Inc. are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that PGE Inc. has current or accumulated earnings or profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of PGE Inc., they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares of common stock and thereafter as gain from the sale or exchange of the shares of common stock. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Page - 26

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the shares of common stock of PGE Inc. generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% (or 80%) deduction of the United States source portion of dividends received from PGE Inc. (unless PGE Inc. qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% (or 20%) of the voting power and value of PGE Inc. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Information Reporting and Backup Withholding

Under current Treasury Regulations, dividends paid on PGE Inc.’s shares of common stock, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of PGE Inc.’s shares of common stock paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 30% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of common stock of PGE Inc. may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income,” and certain other classifications of income. Dividends distributed by PGE Inc. will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of shares of common stock of PGE Inc. should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock of PGE Inc.

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock of PGE Inc. equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of common stock of PGE Inc. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the shares of common stock are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares of common stock of PGE Inc. are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains.

Page - 27

Currency Exchange Gains or Losses

U.S. Holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. Holder who purchases shares of common stock of PGE Inc. with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. Holder receiving dividends or sales proceeds from shares of common stock of PGE Inc. in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transaction generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares of common stock:

● Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of PGE Inc.’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of PGE Inc.’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), PGE Inc. may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold shares of common stock would be required to include in gross income for such year their allocable portions of such passive income to the extent PGE Inc. does not actually distribute such income. PGE Inc. does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that PGE Inc. will not be considered a foreign personal holding company for the current or any future taxable year.

● Foreign Investment Company

If 50% or more of the combined voting power or total value of PGE Inc.’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and PGE Inc. is found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities, or any interest therein, it is possible that PGE Inc. may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of common stock to be treated as ordinary income rather than capital gain. PGE Inc. does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that PGE Inc. will not be considered a foreign investment company for the current or any future taxable year.

● Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if PGE Inc. is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. PGE Inc. believes that it qualified as a PFIC for the fiscal year ended April 30,1997 and the fiscal years ended from April 30,1998 through April 30,2002 and April 30, 2006. There can be no assurance that PGE Inc.’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”). Each U.S. Holder of PGE Inc. is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Page - 28

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of PGE Inc. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat PGE Inc. as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which PGE Inc. qualifies as a PFIC on his pro rata share of PGE Inc.’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) PGE Inc.’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company shares of common stock (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of PGE Inc.’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of PGE Inc.’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which PGE Inc. is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, PGE Inc. qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or if PGE Inc. is a controlled foreign corporation, the U.S. Holder’s pro rata share of PGE Inc.’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of PGE Inc.’s first tax year in which PGE Inc. qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares of common stock of PGE Inc. includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of classes of stock entitled to vote of such foreign corporation. (See more detailed discussion at “Controlled Foreign Corporation” below).

If PGE Inc. is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds PGE Inc. shares of common stock, then PGE Inc. will continue to be treated as a PFIC with respect to such Company shares of common stock, even if it is no longer defined as a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such PGE Inc. shares of common stock had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to PGE Inc.’s shares of common stock. A U.S. Holder who makes the mark-to-market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the shares of common stock of PGE Inc. as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares of common stock. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in shares of common stock over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the shares of common stock in PGE Inc. included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the shares of common stock of PGE Inc. will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless PGE Inc.’s shares of common stock cease to be marketable, as specifically defined, or the Secretary of the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

Page - 29

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of PGE Inc. shares of common stock in the hands of the transferee and the basis of any property received in exchange for those shares of common stock would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s shares of common stock reduced by the U.S. Holder’s adjusted basis in these shares of common stock at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of common stock are transferred. Each U.S. Holder of PGE Inc. is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to PGE Inc. shares of common stock while PGE Inc. is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

If PGE Inc. is classified as a PFIC, U.S. Holders who do not make timely QEF Elections (as discussed above) will be subject to a number of special tax rules. For example, gains recognized on disposition of PGE Inc. stock or the receipt of an “excess distribution” from PGE Inc. is (i) treated as if it were ordinary income earned ratably on each day of the period the U.S. Holder owns shares of PGE Inc. at the highest marginal rate in effect during the period in which it was deemed included and (ii) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years (An excess distribution is the amount of any distribution received by the U.S. Holder during the taxable year that exceeds 125% of the immediately preceding three year average of distributions received from PGE Inc., subject to certain adjustments.) Proposed regulations broadly define a disposition to include any transaction or event that constitutes an actual or deemed transfer of property for any purpose under the Code, including (but not limited to) a sale, exchange, gift, transfer at death, and the pledging of PFIC stock to secure a loan. If the tax described above is not imposed on transfer at death, the recipient of the PFIC stock receives a basis in the transferred stock equal to the lessor of the fair market value or the adjusted basis of the stock in the hands of the U.S. Holder immediately before death. Finally, the foregoing rules will continue to apply with respect to a U.S. Holder who held the stock of PGE Inc. while PGE Inc. met the definition of a PFIC even if PGE Inc. ceases to meet the definition of a PFIC.

● Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of PGE Inc. is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares of PGE Inc. (“United States Shareholder”), PGE Inc. could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of shares of common stock of PGE Inc. which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of PGE Inc. attributable to shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside the scope of this discussion. PGE Inc. does not believe that it currently qualifies as a CFC. However, there can be no assurance that PGE Inc. will not be considered a CFC for the current or any future taxable year.

Page - 30

F. Dividends and paying agents.

The information to be disclosed in this Item is not required for an annual report.

G. Statements by experts.

The information to be disclosed in this Item is not required for an annual report.

H. Documents on display.

PGE Inc. is not required send it shareholders an annual report. PGE Inc. is required to file reports with the SEC under section 15(d) of the Securities Act. The only report PGE Inc. is currently required to file is a Form 20-F, which is filed electronically. You may read copies of any materials PGE Inc. files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports PGE Inc. files electronically. The address for the Internet site is www.sec.gov. Also, you can obtain a copy of any document referred to in this annual report or in any filings of PGE Inc. from PGE Inc.’s registered office located at 1100 Melville Street, 6th Floor, Vancouver, British Columbia, V6E 4A6, Canada (Telephone: 604-648-0527).

I. Subsidiary information.

PGE Inc. had no subsidiaries as of April 30, 2006 and has no subsidiaries as of the date of this annual report.

Item 11. Quantitative and Qualitative Disclosure About Market Risk.

PGE Inc. is subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect PGE Inc. due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. PGE Inc. denominates its financial statements in United States dollars but conducts its daily affairs in Canadian dollars. PGE Inc. currently does not engage in hedging or other activities to control the risk of its foreign currency exposure.

PGE Inc. is not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

Management does not consider that inflation in Canada has had a material impact on PGE Inc.’s results of operations. Inflation in Canada in 2001, 2002, 2003, 2004 and 2005 was 2.62%, 2.30%, 2.16%, 1.79%, and 3.36% respectively. [Data Source: Statistics Canada, CONSUMER PRICE INDEXES FOR CANADA, MONTHLY, 1914-2006]

Item 12. Description of Securities Other than Equity Securities.

The information to be disclosed in this Item is not required for an annual report.

A. Debt Securities.

The information to be disclosed in this Item is not required for an annual report.

Page - 31

B. Warrants and Rights.

The information to be disclosed in this Item is not required for an annual report.

C. Other Securities.

The information to be disclosed in this Item is not required for an annual report.

D. American Depository Shares.

The information to be disclosed in this Item is not required for an annual report.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies.

PGE Inc. is not in default of any payment of indebtedness and not in arrears with any payment of dividends. Also, there have been no material delinquencies.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Neither PGE Inc. nor anyone else has materially modified or qualified the rights, or the instruments defining such rights, of holders of any class of registered securities.

E. Use of proceeds.

PGE Inc. has not filed any offering documents and has not received any proceeds from any offering. Therefore, the information to be disclosed in this Item is not required for an annual report.

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Mark Tuit, PGE Inc.’s Chief Executive Officer, and Ron Loudoun, PGE Inc’s Chief Financial Officer, have evaluated the effectiveness of PGE Inc.’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act” )) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, Mr. Tuit and Mr. Loudoun have concluded that, as of the Evaluation Date, PGE Inc.’s disclosure controls and procedures are effective in alerting PGE Inc. on a timely basis to material information required to be included in its reports filed or submitted under the Exchange Act.

Management’s annual report on internal control over financial reporting

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in PGE Inc.’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’ s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in PGE Inc.’s reports filed under the Exchange Act is accumulated and communicated to management, including PGE Inc.’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Page - 32

● Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

● Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

● Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the registrant’s assets that could have a material effect on the financial statements.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Controls

During the fiscal year covered by this report, there were no changes in PGE Inc’s internal controls or, to PGE Inc’s knowledge, in other factors that have materially affected, or are reasonably likely to materially affect, these controls and procedures subsequent to the date PGE Inc. carried out this evaluation.

Item 16A. Audit committee financial expert.

PGE Inc. has no financial expert. Management believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of PGE Inc.’s limited operations, management believes the services of a financial expert are not warranted.

Item 16B. Code of Ethics.

PGE Inc. has adopted a code of ethics that applies to all its executive officers and employees, including its CEO and CFO. See Exhibit 11 - Code of Ethics for more information. PGE Inc. undertakes to provide any person with a copy of its code of ethics free of charge. Please contact Rene Daignault at (604) 648-0527 to request a copy of PGE Inc’s code of ethics. A copy of the Code of Ethics can also be found on PGE Inc.’s web site at www.pacificgoldentertainment.com. Management believes PGE Inc’s code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

Item 16C. Principal Accountant Fees and Services.

(1)   Audit Fees and Related Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for PGE Inc.’s audit of annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was:

2005 - CDN$6,587 - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2004 - CDN$3,745 - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

(2) Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of PGE Inc.’s financial statements and are not reported in the preceding paragraph:

2005 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2004 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

Page - 33

(3)   Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2005 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2004 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

(4)   All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1) and (2) was:

2005 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2004 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

(5) PGE Inc.’s audit committee’s pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X were that the board of directors, acting as the audit committee, pre-approve all accounting related activities prior to the performance of any services by any accountant or auditor.

(6) The percentage of hours expended on the principal accountant’s engagement to audit PGE Inc.’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full time, permanent employees was nil.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

PGE Inc.’s shares of common stock are not listed or quoted on any exchange or quotation system, and as a result, there are no listing standard requirements for an audit committee of PGE Inc.

Item 16E. Purchase of Equity Securities by Pacific Gold Entertainment Inc. and Affiliated Purchasers.

No purchases of equity securities were made by or on behalf of PGE Inc. or any affiliated purchaser.

PART III

Item 17. Financial Statements.

PGE Inc. has elected to provide financial statements pursuant to Item 18. See “Item 18. Financial Statements” below for the required disclosure under this Item.

Item 18. Financial Statements.

Page - 34

PACIFIC GOLD
ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)

Financial Statements
April 30, 2006 and 2005
(Expressed in US dollars)

IndexPage

Report of Independent Registered Public Accounting Firm

Financial Statements

Balance Sheets

Statements of Operations and Comprehensive Loss

Statements of Stockholders’ Equity (Deficit)

Statements of Cash Flows

Notes to Financial Statements

Page - 35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF PACIFIC GOLD ENTERTAINMENT INC.
(FORMERLY CYPACIFIC TRADING INC.)

We have audited the balance sheets of Pacific Gold Entertainment Inc. (formerly CyPacific Trading Inc.) (A Development Stage Company) as at April 30, 2006 and 2005 and the statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years ended April 30, 2006, 2005 and 2004, and the cumulative totals for the development stage from inception (March 21, 2003) to April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended April 30, 2006, 2005 and 2004, and the cumulative totals for the development stage from inception (March 21, 2003) to April 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

These financial statements have been prepared assuming the Company will continue as a going-concern. As discussed in note 1 to the financial statements, the Company has had minimal operations, has no established sources of revenue and needs additional financing in order to complete its business plan. This raises substantial doubt about its ability to continue as a going-concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with the PCAOB as “Smythe Ratcliffe”)

Vancouver, Canada
October 31, 2006

Page - 36

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Balance Sheets (note 1)
April 30
(Expressed in US dollars)

	2006	2005

Assets

Current
Cash	$4,294	$0
Due from Daval Productions Inc. (note 4)	3,679	3,344
GST receivable	1,261	0

Total Current Assets and Assets	$9,234	$3,344

Liabilities

Current
Accounts payable and accrued liabilities	$15,988	$17,144
Due to related party (note 4)	15,744	9,497
Due to Pathway Films (note 4)	12,845	0

Total Current Liabilities and Liabilities	44,577	26,641

Stockholders’ Deficit

Common Stock (note 8)
Authorized
100,000,000shares of common stock without par value
Issued and outstanding
2,000,000shares of common stock	1,395	1,395
Deficit Accumulated During the Development Stage	(34,476)	(24,737)
Accumulated Other Comprehensive Income (Loss)	(2,262)	45

Total Stockholders’ Equity (Deficit)	(35,343)	(23,297)

Total Liabilities and Stockholders’ Deficit	$9,234	$3,344

See notes to financial statements.

Page - 37

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Statements of Operations and Comprehensive Loss (note 1)
(Expressed in US dollars)

	Year Ended April 30, 2006	Year Ended April 30, 2005	Year Ended April 30, 2004	Cumulative From Inception (March 21, 2003) to April 30, 2006

Sales	$0	$8,464	$0	$8,464

Cost of Sales	0	4,274	0	4,274
Sales Commissions	0	846	0	846

	0	5,120	0	5,120

Revenue from Operations	0	3,344	0	3,344

General and
Administrative Expenses
Website construction and
Maintenance	4,218	10,000	0	14,218
Cable and Internet	337	0	0	337
Interest and bank charges	207	0	0	207
Office	0	13	77	412
Professional fees	4,350	3,513	6,112	16,019
Consulting fees	627	6,000	0	6,627

	9,739	19,526	6,189	37,820

Net Loss	(9,739)	(16,182)	(6,189)	(34,476)
Other Comprehensive
Income (Loss)
Foreign currency
Translation gain (loss)	(2,307)	0	87	(2,262)

Comprehensive Loss	$(12,046)	$(16,182)	$(6,102)	$(36,738)

Loss Per Common Share,
basic and diluted	$(0.01)	$(0.01)	$0.00	$0.00

Weighted Average Number
of Shares of Common Stock
Issued and Outstanding	2,000,000	2,000,000	2,000,000

See notes to financial statements.

Page - 38

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficit)
Period from Inception (March 21, 2003) to April 30, 2006
(Expressed in US dollars)

	Common Stock		Deficit Accumulated During the Development	Accumulated Other Comprehensive Income
	Shares	Amount	Stage	(Loss)

Inception, March 21, 2003	0	$0	$0	$0
Shares issued for cash	2,000,000	1,395	0	0
Foreign currency translation (loss)	0	0	0	(42)
Net loss for period	0	0	(2,379)	0

Balance, April 30, 2003	2,000,000	1,395	(2,379)	(42)
Foreign currency translation gain	0	0	0	87
Net loss for year	0	0	(6,189)	0

Balance, April 30, 2004	2,000,000	1,395	(8,568)	45
Net loss for year	0	0	(16,169)	0

Balance, April 30, 2005	2,000,000	1,395	(24,737)	45
Foreign currency translation (loss)	0	0	0	(2,307)
Net loss for year	0	0	(9,739)	0

Balance, April 30, 2006	2,000,000	$1,395	$(34,476)	$(2,262)

See notes to financial statements.

Page - 39

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Statements of Cash Flows (note 1)
(Expressed in US dollars)

	Year Ended April 30, 2006	Year Ended April 30, 2005	Year Ended April 30, 2004	Cumulative From Inception (March 21, 2003) to April 30, 2006

Operating Activities
Net loss	$(9,739)	$(16,169)	$(6,189)	$(34,476)
Changes in Non-Cash				0
Working Capital				0
Due from Daval				0
Productions Inc.	(335)	(3,344)	0	(3,679)
Accounts payable and				0
accrued liabilities	(1,156)	13,500	1,490	15,988
GST receivable	(1,261)	0	0	(1,261)
Due to Pathway Films	12,845	0	3,236	12,845

Cash Provided by (Used
in) Operating Activities	354	(6,013)	(1,463)	(10,583)

Financing Activities
Due to related party	6,247	6,000	0	15,744
Issuance of common
stock for cash	0	0	0	1,395

	6,247	6,000	0	17,139

Effect of Foreign
Currency Translation	(2,307)	0	87	(2,262)

Inflow (Outflow) of Cash	4,294	(13)	(1,376)	4,294
Cash, Beginning of
Period	0	13	1,389	0

Cash, End of Period	$4,294	$0	$13	$4,294

See notes to financial statements.

Page - 40

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (March 21, 2003) to April 30, 2006
(Expressed in US dollars)

1.	INCORPORATION, NATURE OF OPERATIONS AND GOING-CONCERN

Pacific Gold Entertainment Inc. (the “Company”) was incorporated under the laws of British Columbia on March 21, 2003 and has its head office in Vancouver, British Columbia, Canada. The Company is in the development stage as more fully defined in Statement No. 7 of the Financial Accounting Standards Board (“FASB”) of the United States of America.

The Company is an Internet-based electronic retailer with an online store whose goal is to commercialize new products in international markets. To April 30, 2006, the Company is in the process of developing its website and is searching for suppliers with products that would appeal to its markets. The Company will focus on travel and tourism categories of merchandise.

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America applicable to a going-concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business. The Company has incurred losses of $34,476 and applied cash flows of $10,583 to operating activities during the period from inception (March 21, 2003) to April 30, 2006.

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

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue recognition

The Company recognizes revenue at the time of delivery of the product ordered to the customers.

(b)	Loss per share

Loss per share computations are based on the weighted average number of shares of common stock issued and outstanding during the period.

(c)	Foreign currency translation

The Company’s functional currency is the Canadian dollar, and as such, converts its financial statements into United States dollars as follows:

(i)	Assets and liabilities, at the rate of exchange at the balance sheet date; and

(ii)	Revenues and expenses, at the average rate of exchange for the year.

Page - 41

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (March 21, 2003) to April 30, 2006
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Foreign currency translation (Continued)

Gains and losses arising from the translation of foreign currency are excluded from net loss for the period and are included in accumulated other comprehensive income (loss), as a separate component of stockholders’ equity (deficit).

(d)	Website development and maintenance

The Company expenses all costs of website development and maintenance in the period incurred.

(e)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported accounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(f)	Income taxes

The Company follows the SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of the respective assets and liabilities using the tax rates expected to be enacted and in effect for the year in which the differences are expected to reverse.

(g)	Recent accounting pronouncements

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements.

Page - 42

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (March 21, 2003) to April 30, 2006
(Expressed in US dollars)

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Recent accounting pronouncements (Continued)

of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

In 2004, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement had no impact on the Company, as the Company accounts for all options and warrants using the fair value method.

In June 2003, the FASB approved the SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is not expected to have an effect on the Company’s financial position.

In April 2003, the FASB issued the SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends certain portions of SFAS No. 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFAS No. 149 is not expected to have a material effect on the results of operations or financial position of the Company, as the Company presently has no derivatives or hedging contracts.

Page - 43

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (March 21, 2003) to April 30, 2006
(Expressed in US dollars)

3.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, accounts payable and accrued liabilities, and due to Pathway Films and related party approximate their fair values because of the short-term maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant Interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Translation risk

The Company translates the results of foreign transactions into US currency using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time. The Company is exposed to risk to the extent that funds to cover all expenses must be translated from foreign currencies into US dollars at exchange rates prevailing at the time of payment settlement.

4.	RELATED PARTY TRANSACTIONS

(a)
Amounts due from Daval are unsecured, have no stated terms of repayments, are non-interest bearing, and must be translated from Canadian dollars into US dollars at exchange rates prevailing at the year end. Daval is owned by a director of the Company and is the Company’s sole customer, providing 100% of the Company’s revenue to date.

(b)
The Company entered into a contract to provide services to a company in which a principal was also the controlling shareholder of the Company. The amount owing has no fixed terms of repayment and does not bear interest.

(c)	The amount due to a director is unsecured, does not bear interest and has no fixed terms of repayment.

(d)
Amounts due to Pathway are unsecured, have no stated terms of repayment, are non-interest bearing, and must be translated from Canadian dollars into US dollars at exchange rates prevailing at the year-end. Pathway is 100% owned by a director of the Company.

5.	COMMON STOCK

To April 30, 2006, the Company has issued 2,000,000 shares of common stock for cash of $1,395 ($0.0007 per share).

Page - 44

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Period from Inception (March 21, 2003) to April 30, 2006
(Expressed in US dollars)

6.	INCOME TAXES

At April 30, 2006, the Company had non-capital losses for Canadian income tax purposes of approximately $34,500 that may be applied to reduce future taxable income through to 2026. The loss carry-forwards are subject to review by the Canada Revenue Agency. The Company has fully reserved the $11,700 potential income tax benefit of the loss carry-forwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized.

At April 30, 2006, the Company had non-capital losses for Canadian income tax purposes of $34,500 that expire as follows:

Expiry	Non-capital losses for Canadian tax purposes

2012	$ 8,600
2015	$16,200
2026	$ 9,700

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are:

	2005	2004

Future income tax assets	$11,700	$8,800
Valuation allowance	(11,700)	(8,800)

	$0	$0

7.	SUBSEQUENT EVENTS

(c)	Subsequent to April 30, 2006, the Company changed its name from CyPacific Trading Inc. to Pacific Gold Entertainment Inc.

(d)
On June 27, 2006, the Company declared a four for one share stock dividend, which resulted in an increase of the Company’s issued and outstanding common stock from 2,000,000 common shares to 10,000,000 common shares.

(e)
On July 10, 2006, the Company acquired five film projects from a company wholly owned by the Company’s President and CEO. The film projects were acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements. The Company acquired each film project for CDN $32,000 per film project, with payment due on the first day of production for each film project.

Page - 45

Item 19. Exhibits.

(a) Index to and Description of Exhibits.

Exhibit	Description	Status
1.1	Memorandum, filed as a Exhibit 3.1 to PGE Inc.’s Form F-1 (Registration Statement) filed on July 18, 2003 and incorporated herein by reference.	Filed
1.2	Articles of Incorporation, filed as Exhibit 3.2 to PGE Inc.’s Form F-1 (Registration Statement) filed on July 18, 2003 and incorporated herein by reference.	Filed
1.3	Transition Application dated March 30, 2006.	Included
1.4	Notice of Articles dated June 27, 2006.	Included
4.1	Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “SUBhuman”	Included
4.2	Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Beneath”	Included
4.3	Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Crimson”	Included
4.4	Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Blood”	Included
4.5	Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “SUBhuman 2”	Included
11	Code of Ethics	Included
12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Included
13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Included
15.1	Audit Committee Charter	Included

Page - 46

SIGNATURES

Pacific Gold Entertainment Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC GOLD ENTERTAINMENT INC.

By:/s/ Mark Tuit
    Name:  Mark Tuit
    Title: Director and CEO
    Dated: November 29, 2006

Page - 47

Exhibit 12

Page - 48

PACIFIC GOLD ENTERTAINMENT INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Mark Tuit, certify that:

1.   I have reviewed this report on Form 20-F of Pacific Gold Entertainment Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of PGE Inc. as of, and for, the periods presented in this report;

4. PGE Inc.’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for PGE Inc. and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PGE Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of PGE Inc.’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in PGE Inc.’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, PGE Inc.’s internal control over financial reporting; and

5. PGE Inc.’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PGE Inc.’s auditors and the audit committee of PGE Inc.’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PGE Inc.’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in PGE Inc.’s internal control over financial reporting.

Date: November 29, 2006

/s/ Mark Tuit
Mark Tuit
Chief Executive Officer

Page - 49

PACIFIC GOLD ENTERTAINMENT INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Ron Loudoun, certify that:

1.   I have reviewed this annual report on Form 20-F of Pacific Gold Entertainment Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of PGE Inc. as of, and for, the periods presented in this report;

4. PGE Inc.’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for PGE Inc. and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to PGE Inc., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of PGE Inc.’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in PGE Inc.’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, PGE Inc.’s internal control over financial reporting; and

5. PGE Inc.’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to PGE Inc.’s auditors and the audit committee of PGE Inc.’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PGE Inc.’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in PGE Inc.’s internal control over financial reporting.

Date: November 29, 2006

/s/ Ron Loudoun
Ron Loudoun
Chief Financial Officer

Page - 50

Exhibit 13

Page - 51

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific Gold Entertainment Inc. (“PGE Inc.”) on Form 20-F for the period ending April 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Mark Tuit, President and Chief Executive Officer of PGE Inc., certify, pursuant to s.906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly represents, the financial condition and result of operations of PGE Inc.

/s/ Mark Tuit
Mark Tuit
Chief Executive Officer

November 29, 2006

Page - 52

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific Gold Entertainment Inc. (“PGE Inc.”) on Form 20-F for the period ending April 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ron Loudoun, Chief Financial Officer of PGE Inc., certify, pursuant to s.906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly represents, the financial condition and result of operations of PGE Inc.

/s/ Ron Loudoun
Ron Loudoun
Chief Financial Officer

November 29, 2006

Page - 53

Exhibit 1.3

Page - 54

Page - 55

Page - 56

Page - 57

Page - 58

Exhibit 1.4

Page - 59

Page - 60

Page - 61

Exhibit 4.1

Page - 62

Pacific Gold Entertainment Inc.

OPTION & LITERARY PURCHASE AGREEMENT

THIS OPTION & LITERARY PURCHASE AGREEMENT, made and entered into as of July 10, 2006, by and between Pacific Gold Entertainment Inc., having an office at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“PGE”) and Somnambulist Imagery Inc., having an office at #6 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” Seller”).

1. SELLER’S REPRESENTATIONS AND WARRANTIES:
(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original literary material written by Mark Tuit entitled SUBHUMAN (previously known as SHELF LIFE) (the “Literary Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said literary material:
(i)	The Seller is the sole author of the Literary Property.
(ii)	The Literary Property was registered for copyright in the name of SUBHUMAN, under copyright registration number (Pending), in the Office of the United States Register of Copyrights, Washington, D.C.

No Motion Picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the Literary Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the Literary Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic, or other material; that as far as the Seller has knowledge, no material in the Literary Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Literary Property which are covered by the within option would not violate any rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of the rights in the Literary Property, which are covered by the within option; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part of it, or in the rights which are covered by the within option. The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

Without limiting any other rights PGE may have in the Literary Property, the Seller agrees that if there is any claim and/or litigation involving any breach or alleged breach of any such representations and warranties of the Seller, the option period granted hereunder and any periods within which PGE may, pursuant to the provisions of Clause 3 hereof, extend the option, will automatically be extended until no claim and/or litigation involving any breach or alleged breach of any such representation and warranties of the Seller is outstanding, but in any event not for a period more than one additional year.

Page - 63

Pacific Gold Entertainment Inc.

Any time after the occurrence of such a claim and/or litigation until the expiration of the option period, as extended, PGE may, besides any other rights and remedies PGE may have in the Literary Property, rescind this agreement and in such event, despite anything else to the contrary contained herein, the Seller agrees to repay PGE any monies paid by PGE to the Seller hereunder concerning the Literary Property and any reasonable amounts expended by PGE in developing or exploiting the Literary Property. Without limiting the generality of the foregoing, the Seller agrees that the Seller will not, any time during the option period, exercise or authorize or permit the exercise by others of any of the rights covered by the option or any of the rights reserved by the Seller under the provisions of Exhibit “A”, which are not to be exercised or licensed to others during any period therein specified.

2.
CONSIDERATION FOR OPTION: In consideration of the payment to the Seller of the sum of $1.00, receipt of which is acknowledged, the Seller agrees to and does give and grant to PGE the exclusive and irrevocable option to purchase from the Seller the rights in the Literary Property as described in Exhibit “A” for the total purchase price specified and payable as provided in Exhibit “A”, provided that any sums paid under this Clause 2 or any other provision of this agreement with respect to the option will be credited against the first sums payable on account of such purchase price. If PGE fails to exercise this option, then the sums paid to the Seller hereunder with respect to the option will be and remain the sole property of the Seller.

3.	OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending August 1, 2008 (the “Initial Option Period”).

4.	EXERCISE OF OPTION:
(a)	Notice of Exercise: If PGE elects to exercise the within option, PGE (any time during the Initial Option Period) will serve upon the Seller notice of the exercise of it.

(b)	The purchase price will be paid to the Seller according to Exhibit “A”.

5.
EFFECTIVENESS OF EXHIBITS “A” AND“B”: Concurrently with the execution of this agreement, the Seller has executed Exhibits “A” (Literary Purchase Agreement) and “B” (Short Form Option Agreement for Recordation), which are undated, and it is agreed that if PGE exercises the option (but not otherwise), then the signature of the Seller to Exhibits “A” and “B” will be deemed to be effective, and these Exhibits will constitute valid and binding agreements and assignment effective as of the date of exercise of such option, and PGE is authorized and empowered to date such instruments accordingly. If PGE fails to exercise the option, then the signature of the Seller to Exhibits “A” and “B” will be void and of no further force or effect whatever, and PGE will not be deemed to have acquired any rights in or to the Literary Property other than the option hereinabove provided for. If PGE exercises the option, PGE will execute and deliver to the Seller copies of Exhibit “A”, dated as of the date of the exercise of the option, and the Seller will, if so requested by PGE, execute and deliver to PGE additional copies of Exhibits “A” and “B”. Notwithstanding the failure or omission of either party to execute and/or deliver such additional documents, it is agreed that upon the exercise of the option by PGE pursuant to the provisions of Exhibit “A” will be deemed vested in PGE, effective as of the date of exercise of the option, which rights will be irrevocable.

6.
RIGHT TO ENGAGE IN PRE-PRODUCTION: The Seller acknowledges that PGE may, at its own expense, during the Initial Option Period, undertake pre-production activities in connection with any of the rights to be acquired hereunder including, without limitation, the preparation and submission of treatments and/or screenplays based on the Literary Property.

7.
RESTRICTIONS: During the Initial Option Period, the Seller will not exercise or otherwise use any of the rights herein granted to PGE and as more particularly described in Exhibit “A” hereof nor the rights reserved to the Seller pursuant to Clause 2 (Rights Reserved) of Exhibit “A”, nor will the Seller permit the use of nor will the Seller use any other right the Seller has reserved in a way that would in any manner or for any purpose unfairly compete with, interfere with or conflict with the full and unrestricted use of the rights herein granted to PGE and as described in Exhibit “A”.

Page - 64

Pacific Gold Entertainment Inc.

8.
ASSIGNMENT: This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

9.
FORCE MAJEURE:“Force Majeure” means any fire, flood, earthquake or public disaster; strike, labor dispute or unrest; embargo, riot, war, insurrection or civil unrest; any act of God, any act of legally constituted authority; or any other cause beyond PGE’s control which would excuse PGE’s performance as a matter of law. If because of Force Majeure, PGE’s performance hereunder is delayed or prevented, then the Initial Option period will be extended for the time of such delay or prevention.

10.
SECTION HEADINGS: The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, construe this agreement or any part or provision of it.

11.
ARBITRATION: Any controversy or claim arising out of or in relation to this agreement or the validity, construction or performance of this agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this agreement by reference. If the American Film Marketing Association refuses to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

12.
ENTIRE AGREEMENT: This agreement, including the Exhibits attached hereto, contains the complete understanding and agreement between the parties with respect to the within subject matter, and supersedes all other agreements between the parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. This agreement will in all respects be subject to the laws of the Province of British Columbia applicable to agreements executed and wholly performed within such Province. All the rights, licenses, privileges and property herein granted to PGE are irrevocable and not subject to rescission, restraint, or injunction under any or all circumstances.

IN WITNESS WHEREOF, the parties hereto have signed this Option & Literary Purchase Agreement as of the day and year first hereinabove written.

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun
___________________________________
BUYER: Ron Loudoun (CFO)

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit
___________________________________
SELLER: Mark Tuit (President)

Page - 65

EXHIBIT “A”

This Literary Purchase Agreement made on July 10, 2006, by and between Somnambulist Imagery Inc. (hereinafter the “Seller”) and Pacific Gold Entertainment Inc. (hereinafter “PGE”).

WITNESSETH

WHEREAS, the Seller is the sole and exclusive owner throughout the world of all rights in and to the literary work entitled: SUBHUMAN (previously known as SHELF LIFE), written by Mark Tuit, which work has been filed in the United States Copyright Office under Copyright Registration Number (Pending); this work, including all adaptations and/or versions, the titles, characters, plots, themes and storyline, is collectively called the “Literary Property”; and

WHEREAS, PGE wants to acquire certain rights of the Seller in consideration for the purchase price provided herein and in reliance upon the Seller’s representations and warranties;

NOW, THEREFORE, the parties agree to as follows:

1.
RIGHTS GRANTED: The Seller sells, grants, conveys and assigns to PGE, its successors, licensees and assigns exclusively and forever, all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the Literary Property and in and to the copyright of it and all renewals and extensions of copyright. Included among the rights granted to PGE hereunder (without in any way limiting the grant of rights hereinabove made) are the following sole and exclusive rights throughout the world:

(a)
To make, produce, adapt and copyright one or more motion picture adaptations or versions, whether fixed on film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or through any other technical process whether now known or from now on devised, based in whole or in part on the Literary Property, of every size, gauge, colour or type, including, but not limited to, musical motion pictures and remakes of and sequels to any motion picture produced hereunder and motion pictures in series or serial form, and for such purposes to record and reproduce and license others to record and reproduce, in synchronization with such motion pictures, spoken words taken from or based upon the text or theme of the property and any kinds of music, musical accompaniments and/or lyrics to be performed or sung by the performers in any such motion picture and any other kinds of sound and sound effects.

(b)	To exhibit, perform, rent, lease and generally deal in and with any motion picture produced hereunder:
(i)
by all means or technical processes whatsoever, whether now known or from now on devised including, by way of example only, film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or television (including commercially sponsored, sustaining, and subscription or pay-per-view television, or any derivative of it); and

(ii)	anywhere whatsoever, including homes, theatres and elsewhere, and whether a fee is charged, directly or indirectly, for viewing any such motion picture.

(c)
To broadcast, transmit or reproduce the Literary Property or any adaptation or version of it (including without limitations to, any motion picture produced hereunder and/or any script or other material based on or using the Literary Property or any of the characters, themes or plots of it), by means of television or any process analogous thereto whether now known or from now on devised (including commercially sponsored, sustaining and subscription or pay-per-view television, Internet and Video on Demand), by motion pictures produced on films or by means of magnetic tape, wire, disc, audio-visual cartridge, DVD, or any other device now known or from now on devised and including such television productions presented in series or serial form, and the exclusive right generally to exercise for television purposes all the rights granted to PGE hereunder for motion picture purposes.

Page - 66

Pacific Gold Entertainment Inc.
(d)
Without limiting any other rights granted PGE, to broadcast and/or transmit by television or radio or any process analogous thereto whether now known or from now on devised, all or any part of the Literary Property or any adaptation or version of it, including any motion picture or any other version or versions of it, and announcements about said motion picture or other version or versions, for advertising, publicizing or exploiting such motion picture or other version or versions, which broadcasts or transmissions may be accomplished with living actors performing simultaneously with such broadcast or transmission or by any other method or means including the use of motion pictures (including trailers) reproduced on film or by means of magnetic tape or wire or through other recordings or transcriptions.

(e)
To publish and copyright or cause to be published and copyrighted in the name of the PGE or its nominee in any languages throughout the world, in any form or media, synopses, novelizations, serializations, dramatizations, abridged and/or revised versions of the Literary Property, adapted from the Literary Property or from any motion picture and/or other version of the Literary Property for advertising, publicizing and/or exploiting any such motion picture and/or other version.

(f)
For the foregoing purposes to use all or any part of the Literary Property and any of the characters, plots, themes and/or ideas contained therein, and the title of the Literary Property and any title or subtitle of any component of the Literary Property, and to use said titles or subtitles for any motion picture or other version or adaptation whether the same is based on or adapted from the Literary Property and/or as the title of any musical composition contained in any such motion picture or other version or adaptation.

(g)
To use and exploit commercial or merchandise tie-ups and recordings of any sort and nature arising out of or connected with the Literary Property and/or its motion picture or other versions and/or the title or titles of it and/or the characters of it and/or their names or characteristics.

All rights, licenses, privileges and property herein granted PGE will be cumulative and PGE may exercise or use any or all said rights, licenses, privileges or property simultaneously with or in connection with or separately and apart from the exercise of any other of said rights, licenses, privileges and property. If the Seller from now on makes or publishes or permits to be made or published any revision, adaptation, sequel, translation or dramatization or other versions of the Literary Property, then PGE will have and the Seller grants to PGE without payment therefore all of the same rights therein as are herein granted PGE. The terms “Picture” and “Pictures” as used herein will be deemed to mean or include any present or future kind of motion picture production based upon the Literary Property, with or without sound recorded and reproduced synchronously with it, whether the same is produced on film or digitally or by any other method or means now or from now on used for the production, exhibition and/or transmission of any kind of motion picture productions.

2.	RIGHTS RESERVED: The following rights are reserved to the Seller for the Seller’s use and disposition, subject, however, to the provisions of this agreement:

(a)
Stage Rights: The right to perform the Literary Property or adaptations of it on the spoken stage with actors appearing in person in the immediate presence of the audience, provided no broadcast, telecast, recording, photography or other reproduction of such performance is made. The Seller agrees not to exercise, or permit any other person to exercise, said stage rights earlier than three (3) years after the first general release or telecast, if earlier, of the first Picture produced hereunder, or five (5) years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier.

(b)
Author-Written Sequel: A literary property (story, novel, drama or otherwise), whether written before or after the Literary Property and whether written by the Seller or by a successor in interest of the Seller, using one or more of the characters appearing in the Literary Property, participating in different events from those found in the Literary Property, and whose plot is substantially different from that of the Literary Property. The Seller will have the right to exercise publication rights (i.e., in book or magazine form) any time.

Page - 67

Pacific Gold Entertainment Inc.

(c)
The Seller agrees not to exercise, or permit any other person to exercise, any other rights (including but not limited to motion picture or allied rights) of any kind in or to any author-written sequel earlier than one year after the first general release of the first Picture produced hereunder, or two years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier, provided such restriction on the Seller’s exercise of said author-written sequel rights will be extended to any period during which there is in effect, in any particular country or territory, a network television broadcasting agreement for a television motion picture, (i) based upon the Literary Property, or (ii) based upon any Picture produced in the exercise of rights assigned herein, or (iii) using a character or characters of the Literary Property, plus one year, which will also be a restricted period in such country or territory, whether such period occurs wholly or partly during or entirely after the one (1) year period first referred to in this clause. Any disposition of motion picture or allied rights in an author-written sequel made to any person or company other than PGE will be made subject to the following limitations and restrictions:

(d)
Since the characters of the Literary Property are included in the exclusive grant of motion picture rights to PGE, no sequel rights or television series rights to the Literary Property may be granted, but such characters from the Literary Property which are contained in the author-written sequel may be used in a motion picture and remakes of it whose plot is based substantially on the plot of the respective author-written sequel.

It is expressly agreed that the Seller’s reserved rights under this sub clause relate only to material written or authorized by the Seller and not to any revision, adaptation, sequel, translation or dramatization written or authorized by PGE, although the same may contain characters or other elements contained in the Literary Property.

3.
RIGHT TO MAKE CHANGES: The Seller agrees that PGE will have the unlimited right to vary, change, alter, modify, add to and/or delete from the Literary Property, and to rearrange and/or transpose the Literary Property and change the sequence of it and the characters and descriptions of the characters contained in the Literary Property, and to use a portion or portions of the Literary Property or the characters, plots, or theme of it with any other literary, dramatic or other material of any kind. The Seller waives the benefits of any provisions of law known as the “droit moral” or any similar law in any country of the world and agrees not to permit or prosecute any action or lawsuit on the ground that any Picture or other version of the Literary Property produced or exhibited by PGE, its assignees or licensees, in any way constitutes an infringement of any of the Seller’s droit moral or is in any way a defamation or mutilation of the Literary Property or any part of it or contains unauthorized variations, alterations, modifications, changes or translations.

4.
DURATION AND EXTENT OF RIGHTS GRANTED: PGE will enjoy, solely and exclusively, all the rights, licenses, privileges and property granted hereunder throughout the world, in perpetuity, as long as any rights in the Literary Property are recognized in law or equity, except as far as such period of perpetuity may be shortened due to any now existing or future copyright by the Seller of the Literary Property and/or any adaptations of it, in which case PGE will enjoy its sole and exclusive rights, licenses, privileges and property hereunder to the fullest extent permissible under and for the full duration of such copyright or copyrights, whether common law or statutory, and any renewals and/or extensions of it, and will after that enjoy all such rights, licenses, privileges and property non-exclusively in perpetuity throughout the world. The rights granted herein are in addition to and will not be construed in derogation of any rights which PGE may have as a member of the public or pursuant to any other agreement. All rights, licenses, privileges and property granted herein to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

(a)
All rights granted or agreed to be granted to PGE under this agreement will be irrevocably vested in PGE and will not be subject to rescission by the Seller or any other party for any cause, nor will said rights be subject to termination or reversion by operation of law or otherwise, except to the extent, if any, that the provisions of any copyright law or similar law relating to the right to terminate grants of, or recapture rights in, literary property may apply. If, pursuant to any such copyright law or similar law, the Seller or any successor or any other legally designated party (all herein referred to as the “terminating party”) becomes entitled to exercise any right to reversion, recapture or termination (the “termination right”) with respect to all or any part of the rights granted or to be granted under this Agreement,

Page - 68

Pacific Gold Entertainment Inc.

(b)
and if the terminating party exercises said termination right with respect to all or part of said rights (the “recaptured rights”), then from and after the date on which the terminating party has the right to transfer to a third party all or part of the recaptured rights, PGE will have the first right to purchase and acquire the recaptured rights from the terminating party. If the terminating party is prepared to accept a bona fide offer from a third party with respect to all or part of the recaptured rights, then in each such instance the terminating party will notify PGE of such offer which the terminating party is prepared to accept and the name of the third party who made the offer to the terminating party, and the terminating party will offer PGE the right to enter into an agreement with the terminating party with respect to the recaptured rights on the aforesaid terms and conditions. PGE will have 30 days from the date of its receipt of such written offer within which to notify the terminating party of its acceptance of such offer. If PGE acquires from the terminating party all or part of the recaptured rights, then the terminating party agrees to enter into appropriate written agreements with PGE covering said acquisition. If PGE elects not to purchase the recaptured rights from the terminating party, then the terminating party may dispose of said recaptured rights, but only to the aforesaid third party and only upon the terms and conditions specified in the aforesaid written notice given by the terminating party to PGE, it being understood and agreed that the terminating party may not dispose of said recaptured rights either to: (i) any other proposed transferee; or (ii) upon terms and conditions which are more favorable to any transferee than the terms and conditions previously offered to PGE hereunder, without again offering to enter into an agreement with PGE on: (A) the terms offered to such other transferee; or (B) such more favorable terms and conditions offered to said proposed transferee, whichever of (A) or (B) will apply. Any such required offer made to PGE by the terminating party will be governed by the procedure set forth in the preceding four sentences of this Paragraph. The unenforceability of any portion of this paragraph will not invalidate or affect the remaining portions of this paragraph or this agreement.

5.	CONSIDERATION: As consideration for all rights granted and assigned to PGE and for the Seller’s representations and warranties, PGE agrees to pay to the Seller, and the Seller agrees to accept:

(a)
For a theatrical or television motion picture $32,000. CDN payment (payable first day of production, in equal but not preferred order to other parties involved in receiving deferred payment), besides any sums paid in connection with the option periods so payable upon exercise of the option to acquire the Literary Property.

6.	REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the universe, of that certain original literary material written by the Seller entitled “SUBHUMAN” (formerly known as “SHELF LIFE”).

(b)	Facts: The Seller represents and warrants to PGE as follows:
(i) The Seller is the sole author and creator of the Literary Property.

(ii) The Literary Property was registered for copyright in the name of SUBHUMAN, under copyright registration number (Pending) in the Office of the United States Register of Copyrights, Washington, D.C.

(iii) No motion picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation, or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with respect to the Literary Property, or with respect to any rights therein have been made or entered by or on behalf of the Seller (except with respect to the Publication of the Literary Property as set forth above).

(iii)	None of the rights herein granted and assigned to PGE have been granted and/or assigned to any person, firm or corporation other than PGE.

Page - 69

Pacific Gold Entertainment Inc.

(c)
No Infringement or Violation of Third-Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, except material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic or other material; that no material contained in the Literary Property is libelous or violative of the right of privacy of any person; that the full utilization of any and all rights in and to the Literary Property granted by the Seller pursuant to this agreement will not violate the rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the universe, of all rights in and to the Literary Property granted herein to PGE; that the Seller has not assigned, licensed or in any manner encumbered, diminished or impaired any such rights; that the Seller has not committed or omitted to perform any act by which such rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part thereof, or in any rights granted herein to PGE. The Seller further represents and warrants that no attempt will be made hereafter to encumber, diminish or impair any of the rights granted herein and that all appropriate protection of such rights will continue to be maintained by the Seller.

7.	INDEMNIFICATION:

(a)
The Seller agrees to indemnify PGE against all judgments, liability, damages, penalties, losses and expense (including reasonable attorneys’ fees) which may be suffered or assumed by or obtained against PGE by reason of any breach or failure of any warranty or agreement made by the Seller in this agreement.

(b)
PGE will not be liable to the Seller for damages of any kind in connection with any Picture it may produce, distribute or exhibit, or for damages for any breach of this agreement (except failure to pay the money consideration herein specified) occurring or accruing before PGE has had reasonable notice and opportunity to adjust or correct such matters.

(c)	All rights, licenses and privileges herein granted to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

8.
PROTECTION OF RIGHTS GRANTED: The Seller grants to PGE the free and unrestricted right, but at PGE’s own cost and expense, to institute in the name and on behalf of the Seller, or the Seller and PGE jointly, any and all suits and proceedings at law or in equity, to enjoin and restrain any infringements of the rights herein granted, and assigns and sets over to PGE any and all causes of action relative to or based upon any such infringement, as well as any and all recoveries obtained thereon. The Seller will not compromise, settle or in any manner interfere with such litigation if brought; and PGE agrees to indemnify and hold the Seller harmless from any costs, expenses, or damages that the Seller may suffer as a result of any such suit or proceeding.

9.	COPYRIGHT: Regarding the copyright in and to the Literary Property, the Seller agrees that:

(a)
The Seller will prevent the Literary Property and any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof, whether published or unpublished and whether copyrighted or not copyrighted, from vesting in the public domain, and will take or cause to be taken any and all steps and proceedings required for copyright or similar protection in any and all countries in which the same may be published or offered for sale, insofar as such countries now or hereafter provide for copyright or similar protection. Any contract or agreement entered into by the Seller authorizing or permitting the publication of the Literary Property or any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof in any country will contain appropriate provisions requiring such publisher to comply with all the provisions of this clause.

Page - 70

Pacific Gold Entertainment Inc.

(b)
Without limiting the generality of the foregoing, if the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof is published in the United States or in any other country in which registration is required for copyright or similar protection in accordance with the laws and regulations of such country, and the Seller further agrees to affix or cause to be affixed to each copy of the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof which is published or offered for sale such notice or notices as may be required for copyright or similar protection in any country in which such publication or sale occurs.

(c)
At least six months prior to the expiration of any copyright required by this provision for the protection of the Literary Property, the Seller will renew (or cause to be renewed) such copyright, as permitted by applicable law, and any and all rights granted PGE hereunder will be deemed granted to PGE throughout the full period of such renewed copyright, without the payment of any additional consideration, it being agreed that the consideration payable to the Seller under this agreement will be deemed to include full consideration for the grant of such rights to PGE throughout the period of such renewed copyright.

(d)
If the Literary Property, or any arrangement, revision, translation, novelization, dramatization or new version thereof, will ever enter the public domain, then nothing contained in this agreement will impair any rights or privileges that the PGE might be entitled to as a member of the public; thus, the PGE may exercise any and all such rights and privileges as though this agreement were not in existence. The rights granted in this agreement by the Seller to PGE, and the representations, warranties, undertakings and agreements made under this agreement by the Seller, will endure in perpetuity and will be in addition to any rights, licenses, privileges or property of PGE referred to in this sub clause (d).

10.
CREDIT OBLIGATIONS: PGE will have the right to publish, advertise, announce and use in any manner or medium, the name, biography and photographs or likenesses of the Seller in connection with any exercise by PGE of its rights hereunder, provided such use will not constitute an endorsement of any product or service.

During the term of the Writers Guild of Canada Minimum Basic Agreement (“WGC Agreement”), as it may be amended, the credit provisions of the WGC Agreement will govern the determination of credits, if any, which the PGE will accord the Seller hereunder in connection with photoplays.

Subject to the foregoing, the Seller will be accorded the following credit at Producer’s discretion on screen and in paid ads controlled by PGE and in which any other writer is accorded credit, and in size of type (as to height, width, thickness and boldness) equal to the largest size of type in which any other writer is accorded credit:
“Written by Mark Tuit”

Additionally, if PGE exploits any other rights in and to the Literary Property, then PGE agrees to give appropriate source material credit to the Literary Property, to the extent that such source material credits are customarily given in connection with the exploitation of such rights.

No casual or inadvertent failure to comply with any of the provisions of this clause will be deemed a breach of this agreement by the PGE. The Seller expressly acknowledges that in the event of a failure or omission constituting a breach of the provisions of this paragraph, the damage (if any) caused the Seller thereby is not irreparable or sufficient to entitle the Seller to injunctive or other equitable relief. Consequently, the Seller’s rights and remedies in the event of such breach will be limited to the right to recover damages in an action at law. PGE agrees to provide in its contracts with distributors of the Picture that such distributors will honor PGE’s contractual credit commitments and agrees to inform such distributors of the credit provisions herein.

Page - 71

Pacific Gold Entertainment Inc.

11.
RIGHT OF FIRST NEGOTIATION: The term “Right of First Negotiation” means that if, after the expiration of an applicable time limitation, the Seller desires to dispose of or exercise a particular right reserved to the Seller herein (the “Reserved Right”), whether directly or indirectly, then the Seller will notify PGE in writing and immediately negotiate with PGE regarding such Reserved Right. If, after the expiration of 90 days following the receipt of such notice, no agreement has been reached, then the Seller may negotiate with third parties regarding such Reserved Right subject to Clause 12 infra.

12.
RIGHT OF LAST REFUSAL: The term “Right of Last Refusal” means that if PGE and the Seller fail to reach an agreement pursuant to PGE’s right of first negotiation, and the Seller makes and/or receives any bona fide offer to license, lease and/or purchase the particular Reserved Right or any interest therein (a “Third-Party Offer”), and if the proposed purchase price and other material terms of a Third-Party Offer are no more favorable to the Seller than the terms which were acceptable to PGE during the first negotiation period, the Seller will notify PGE, by registered mail or telegram, if the Seller proposes to accept such Third-Party Offer, the name of the offerer, the proposed purchase price, and other terms of such Third-Party Offer. During the period of 30 days after PGE’s receipt of such notice, PGE will have the exclusive option to license, lease and/or purchase, as the case may be, the particular Reserved Right or interest referred to in such Third-Party Offer, at the same purchase price and upon the same terms and conditions as set forth in such notice. If PGE elects to exercise thereof by registered mail or telegram within such thirty (30) day period, failing which the Seller will be free to accept such Third-Party Offer; provided that if any such proposed license, lease and/or sale is not consummated with a third party within 90 days following the expiration of the aforesaid 30 day period, PGE’s Right of Last Refusal will revive and will apply to each and every further offer or offers at any time received by the Seller relating to the particular Reserved Right or any interest therein; provided, further, that PGE’s option will continue in full force and effect, upon all terms and conditions of this paragraph, so long as the Seller retains any rights, title or interest in or to the particular Reserved Right. PGE’s Right of Last Refusal will inure to the benefit of PGE, its successors and assigns, and will bind the Seller and the Seller’s heirs, successors and assigns.

13.
NO OBLIGATION TO PRODUCE: Nothing herein will be construed to obligate PGE to produce, distribute, release, perform or exhibit any motion picture, television, theatrical or other production based upon, adapted from or suggested by the Literary Property, in whole or in part, or otherwise to exercise, exploit or make any use of any rights, licenses, privileges or property granted herein to PGE.

14.
ASSIGNMENT: PGE may assign and transfer this agreement or all or any part of its rights hereunder to any person, firm or corporation without limitation, and this agreement will be binding upon and inure to the benefit of the parties hereto and their successors, representatives and assigns forever.

15.
NO PUBLICITY: The Seller will not, without PGE’s prior written consent in each instance, issue or authorize the issuance or publication of any new story or publicity relating to (i) this agreement, (ii) the subject matter or terms hereof, or to any use by PGE, its successors, licensees and assigns, and (iii) any of the rights granted PGE hereunder.

16.	AGENT COMMISSIONS: PGE will not be liable for any compensation or fee to any agent of the Seller in connection with this Agreement.

17.
ADDITIONAL DOCUMENTATION: The Seller agrees to execute and procure any other and further instruments necessary to transfer, convey, assign and copyright all rights in the Literary Property granted herein by the Seller to PGE in any country throughout the world. If it will be necessary under the laws of any country that copyright registration be acquired in the name of the Seller, PGE is authorized by the Seller to apply for said copyright registration thereof; and, in such event, the Seller will and does assign and transfer the same unto PGE, subject to the rights in the Literary Property reserved hereunder by the Seller. The Seller further agrees, upon request, to duly execute, acknowledge, procure and deliver to PGE such short form assignments as may be requested by PGE for the purpose of copyright recordation in any country, or otherwise. If the Seller fails to so execute and deliver, or cause to be executed and delivered, the assignments or other instruments herein referred to, PGE is irrevocably granted the power coupled with an interest to execute such assignments and instruments in the name of the Seller and as the Seller’s attorney-in-fact.

Page - 72

Pacific Gold Entertainment Inc.

18.
NOTICES: All notices to PGE under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to PGE at #7 - 534 Cambie Street Vancouver BC V6B- 2N7, and all notices to the Seller under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to the Seller at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7. The date of such deposit will be deemed to be the date of service of such notice.

19.
ARBITRATION: Any controversy or claim arising out of or in relation to this Agreement or the validity, construction or performance of the Agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this Agreement by reference. If the American Film Marketing Association will refuse to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

[This space intentionally left blank]

Page - 73

Pacific Gold Entertainment Inc.

20.	MISCELLANEOUS:

(a)	Relationship: This agreement between the parties does not constitute a joint venture or partnership of any kind.
(b)
Cumulative Rights and Remedies: All rights, remedies, licenses, undertakings, obligations, covenants, privileges and other property granted herein will be cumulative, and PGE may exercise or use any of them separately or in conjunction with any one or more of the others.

(c)
Waiver: A waiver by either party of any term or condition of this agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or any subsequent breach thereof.

(d)
Severability: If any provision of this agreement as applied to either party or any circumstances will be adjudged by a court to be void and unenforceable, such will in no way affect any other provision of this agreement, the application of such provision in any other circumstance, or the validity or enforceability of this agreement.

(e)	Governing Law: This agreement will be construed in accordance with the laws of the Province of British Columbia applicable to agreement which are executed and fully performed within said Province.
(f)	Captions: Captions are inserted for reference and convenience only and in no way define, limit or describe the scope of this agreement or intent of any provision.
(g)
Entire Understanding: This agreement contains the entire understanding of the parties relating to the subject matter, and this agreement cannot be changed except by written agreement executed by the party to be bound.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit             10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun             10 July 2006
__________________________________  ___________________________________
Ron Loudoun (CFO)            Date

Page - 74

Pacific Gold Entertainment Inc.

EXHIBIT “B”

OPTION AGREEMENT
(Short Form)

For good and valuable consideration, receipt of which is acknowledged, the undersigned grants to Pacific Gold Entertainment Inc. (“PGE”), its successors and assigns, the sole and exclusive option to purchase all motion picture and certain allied rights, in the original literary and/or dramatic work (the “Work”) described as follows:

Title: Subhuman (formerly known as Shelf Life)
Author: Mark Tuit
Copyright Registration: (Pending)

The Work includes but is not limited to: (i) all contents; (ii) all present and future adaptations; (iii) the title, characters and theme; and (iv) the copyright and all renewals and extensions of copyright.

This instrument is executed in accordance with and is subject to the agreement (the “Option Agreement”) between the undersigned and the PGE dated as of July 10, 2006, relating to the option granted to the PGE to purchase the above-mentioned rights in the Work, which rights are more fully described in the Purchase Agreement, attached to the Option Agreement.

Per: /s/ Mark Tuit             10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Attest:  /s/ Witness                                                        10 July 2006
__________________________________  ___________________________________
(Witness)                  Date

Page - 75

Exhibit 4.2

Page - 76

Pacific Gold Entertainment Inc.

OPTION & LITERARY PURCHASE AGREEMENT

THIS OPTION & LITERARY PURCHASE AGREEMENT, made and entered into as of July 10, 2006, by and between Pacific Gold Entertainment Inc., having an office at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“PGE”) and Somnambulist Imagery Inc., having an office at #6 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” Seller”).

1. SELLER’S REPRESENTATIONS AND WARRANTIES:
(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original literary material written by Mark Tuit entitled FEAR BENEATH (the “Literary Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said literary material:
(i)	The Seller is the sole author of the Literary Property.
(ii)
The Literary Property was registered for copyright in the name of FEAR BENEATH, under copyright registration number (Pending), in the Office of the United States Register of Copyrights, Washington, D.C.

No Motion Picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the Literary Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the Literary Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic, or other material; that as far as the Seller has knowledge, no material in the Literary Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Literary Property which are covered by the within option would not violate any rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of the rights in the Literary Property, which are covered by the within option; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part of it, or in the rights which are covered by the within option. The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

Without limiting any other rights PGE may have in the Literary Property, the Seller agrees that if there is any claim and/or litigation involving any breach or alleged breach of any such representations and warranties of the Seller, the option period granted hereunder and any periods within which PGE may, pursuant to the provisions of Clause 3 hereof, extend the option, will automatically be extended until no claim and/or litigation involving any breach or alleged breach of any such representation and warranties of the Seller is outstanding, but in any event not for a period more than one additional year.

Page - 77

Pacific Gold Entertainment Inc.

Any time after the occurrence of such a claim and/or litigation until the expiration of the option period, as extended, PGE may, besides any other rights and remedies PGE may have in the Literary Property, rescind this agreement and in such event, despite anything else to the contrary contained herein, the Seller agrees to repay PGE any monies paid by PGE to the Seller hereunder concerning the Literary Property and any reasonable amounts expended by PGE in developing or exploiting the Literary Property. Without limiting the generality of the foregoing, the Seller agrees that the Seller will not, any time during the option period, exercise or authorize or permit the exercise by others of any of the rights covered by the option or any of the rights reserved by the Seller under the provisions of Exhibit “A”, which are not to be exercised or licensed to others during any period therein specified.

2.
CONSIDERATION FOR OPTION: In consideration of the payment to the Seller of the sum of $1.00, receipt of which is acknowledged, the Seller agrees to and does give and grant to PGE the exclusive and irrevocable option to purchase from the Seller the rights in the Literary Property as described in Exhibit “A” for the total purchase price specified and payable as provided in Exhibit “A”, provided that any sums paid under this Clause 2 or any other provision of this agreement with respect to the option will be credited against the first sums payable on account of such purchase price. If PGE fails to exercise this option, then the sums paid to the Seller hereunder with respect to the option will be and remain the sole property of the Seller.

3.	OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending August 1, 2008 (the “Initial Option Period”).

4.	EXERCISE OF OPTION:
(a)	Notice of Exercise: If PGE elects to exercise the within option, PGE (any time during the Initial Option Period) will serve upon the Seller notice of the exercise of it.

(b)	The purchase price will be paid to the Seller according to Exhibit “A”.

5.
EFFECTIVENESS OF EXHIBITS “A” AND“B”: Concurrently with the execution of this agreement, the Seller has executed Exhibits “A” (Literary Purchase Agreement) and “B” (Short Form Option Agreement for Recordation), which are undated, and it is agreed that if PGE exercises the option (but not otherwise), then the signature of the Seller to Exhibits “A” and “B” will be deemed to be effective, and these Exhibits will constitute valid and binding agreements and assignment effective as of the date of exercise of such option, and PGE is authorized and empowered to date such instruments accordingly. If PGE fails to exercise the option, then the signature of the Seller to Exhibits “A” and “B” will be void and of no further force or effect whatever, and PGE will not be deemed to have acquired any rights in or to the Literary Property other than the option hereinabove provided for. If PGE exercises the option, PGE will execute and deliver to the Seller copies of Exhibit “A”, dated as of the date of the exercise of the option, and the Seller will, if so requested by PGE, execute and deliver to PGE additional copies of Exhibits “A” and “B”. Notwithstanding the failure or omission of either party to execute and/or deliver such additional documents, it is agreed that upon the exercise of the option by PGE pursuant to the provisions of Exhibit “A” will be deemed vested in PGE, effective as of the date of exercise of the option, which rights will be irrevocable.

6.
RIGHT TO ENGAGE IN PRE-PRODUCTION: The Seller acknowledges that PGE may, at its own expense, during the Initial Option Period, undertake pre-production activities in connection with any of the rights to be acquired hereunder including, without limitation, the preparation and submission of treatments and/or screenplays based on the Literary Property.

7.
RESTRICTIONS: During the Initial Option Period, the Seller will not exercise or otherwise use any of the rights herein granted to PGE and as more particularly described in Exhibit “A” hereof nor the rights reserved to the Seller pursuant to Clause 2 (Rights Reserved) of Exhibit “A”, nor will the Seller permit the use of nor will the Seller use any other right the Seller has reserved in a way that would in any manner or for any purpose unfairly compete with, interfere with or conflict with the full and unrestricted use of the rights herein granted to PGE and as described in Exhibit “A”.

Page - 78

Pacific Gold Entertainment Inc.

8.
ASSIGNMENT: This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

9.
FORCE MAJEURE:“Force Majeure” means any fire, flood, earthquake or public disaster; strike, labor dispute or unrest; embargo, riot, war, insurrection or civil unrest; any act of God, any act of legally constituted authority; or any other cause beyond PGE’s control which would excuse PGE’s performance as a matter of law. If because of Force Majeure, PGE’s performance hereunder is delayed or prevented, then the Initial Option period will be extended for the time of such delay or prevention.

10.
SECTION HEADINGS: The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, construe this agreement or any part or provision of it.

11.
ARBITRATION: Any controversy or claim arising out of or in relation to this agreement or the validity, construction or performance of this agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this agreement by reference. If the American Film Marketing Association refuses to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

12.
ENTIRE AGREEMENT: This agreement, including the Exhibits attached hereto, contains the complete understanding and agreement between the parties with respect to the within subject matter, and supersedes all other agreements between the parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. This agreement will in all respects be subject to the laws of the Province of British Columbia applicable to agreements executed and wholly performed within such Province. All the rights, licenses, privileges and property herein granted to PGE are irrevocable and not subject to rescission, restraint, or injunction under any or all circumstances.

IN WITNESS WHEREOF, the parties hereto have signed this Option & Literary Purchase Agreement as of the day and year first hereinabove written.

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun
___________________________________
BUYER: Ron Loudoun (CFO)

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit
___________________________________
SELLER: Mark Tuit (President)

Page - 79

Pacific Gold Entertainment Inc.

EXHIBIT “A”

This Literary Purchase Agreement made on July 10, 2006, by and between Somnambulist Imagery Inc (hereinafter the “Seller”) and Pacific Gold Entertainment Inc. (hereinafter “PGE”).

WITNESSETH

WHEREAS, the Seller is the sole and exclusive owner throughout the world of all rights in and to the literary work entitled: FEAR BENEATH (previously known as SHELF LIFE), written by Mark Tuit, which work has been filed in the United States Copyright Office under Copyright Registration Number (Pending); this work, including all adaptations and/or versions, the titles, characters, plots, themes and storyline, is collectively called the “Literary Property”; and

WHEREAS, PGE wants to acquire certain rights of the Seller in consideration for the purchase price provided herein and in reliance upon the Seller’s representations and warranties;

NOW, THEREFORE, the parties agree to as follows:

1.
RIGHTS GRANTED: The Seller sells, grants, conveys and assigns to PGE, its successors, licensees and assigns exclusively and forever, all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the Literary Property and in and to the copyright of it and all renewals and extensions of copyright. Included among the rights granted to PGE hereunder (without in any way limiting the grant of rights hereinabove made) are the following sole and exclusive rights throughout the world:

(a)
To make, produce, adapt and copyright one or more motion picture adaptations or versions, whether fixed on film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or through any other technical process whether now known or from now on devised, based in whole or in part on the Literary Property, of every size, gauge, colour or type, including, but not limited to, musical motion pictures and remakes of and sequels to any motion picture produced hereunder and motion pictures in series or serial form, and for such purposes to record and reproduce and license others to record and reproduce, in synchronization with such motion pictures, spoken words taken from or based upon the text or theme of the property and any kinds of music, musical accompaniments and/or lyrics to be performed or sung by the performers in any such motion picture and any other kinds of sound and sound effects.

(b)	To exhibit, perform, rent, lease and generally deal in and with any motion picture produced hereunder:
(i)
by all means or technical processes whatsoever, whether now known or from now on devised including, by way of example only, film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or television (including commercially sponsored, sustaining, and subscription or pay-per-view television, or any derivative of it); and

(ii)	anywhere whatsoever, including homes, theatres and elsewhere, and whether a fee is charged, directly or indirectly, for viewing any such motion picture.

(c)
To broadcast, transmit or reproduce the Literary Property or any adaptation or version of it (including without limitations to, any motion picture produced hereunder and/or any script or other material based on or using the Literary Property or any of the characters, themes or plots of it), by means of television or any process analogous thereto whether now known or from now on devised (including commercially sponsored, sustaining and subscription or pay-per-view television, Internet and Video on Demand), by motion pictures produced on films or by means of magnetic tape, wire, disc, audio-visual cartridge, DVD, or any other device now known or from now on devised and including such television productions presented in series or serial form, and the exclusive right generally to exercise for television purposes all the rights granted to PGE hereunder for motion picture purposes.

Page - 80

Pacific Gold Entertainment Inc.
(d)
Without limiting any other rights granted PGE, to broadcast and/or transmit by television or radio or any process analogous thereto whether now known or from now on devised, all or any part of the Literary Property or any adaptation or version of it, including any motion picture or any other version or versions of it, and announcements about said motion picture or other version or versions, for advertising, publicizing or exploiting such motion picture or other version or versions, which broadcasts or transmissions may be accomplished with living actors performing simultaneously with such broadcast or transmission or by any other method or means including the use of motion pictures (including trailers) reproduced on film or by means of magnetic tape or wire or through other recordings or transcriptions.

(e)
To publish and copyright or cause to be published and copyrighted in the name of the PGE or its nominee in any languages throughout the world, in any form or media, synopses, novelizations, serializations, dramatizations, abridged and/or revised versions of the Literary Property, adapted from the Literary Property or from any motion picture and/or other version of the Literary Property for advertising, publicizing and/or exploiting any such motion picture and/or other version.

(f)
For the foregoing purposes to use all or any part of the Literary Property and any of the characters, plots, themes and/or ideas contained therein, and the title of the Literary Property and any title or subtitle of any component of the Literary Property, and to use said titles or subtitles for any motion picture or other version or adaptation whether the same is based on or adapted from the Literary Property and/or as the title of any musical composition contained in any such motion picture or other version or adaptation.

(g)
To use and exploit commercial or merchandise tie-ups and recordings of any sort and nature arising out of or connected with the Literary Property and/or its motion picture or other versions and/or the title or titles of it and/or the characters of it and/or their names or characteristics.

All rights, licenses, privileges and property herein granted PGE will be cumulative and PGE may exercise or use any or all said rights, licenses, privileges or property simultaneously with or in connection with or separately and apart from the exercise of any other of said rights, licenses, privileges and property. If the Seller from now on makes or publishes or permits to be made or published any revision, adaptation, sequel, translation or dramatization or other versions of the Literary Property, then PGE will have and the Seller grants to PGE without payment therefore all of the same rights therein as are herein granted PGE. The terms “Picture” and “Pictures” as used herein will be deemed to mean or include any present or future kind of motion picture production based upon the Literary Property, with or without sound recorded and reproduced synchronously with it, whether the same is produced on film or digitally or by any other method or means now or from now on used for the production, exhibition and/or transmission of any kind of motion picture productions.

2.	RIGHTS RESERVED: The following rights are reserved to the Seller for the Seller’s use and disposition, subject, however, to the provisions of this agreement:

(a)
Stage Rights: The right to perform the Literary Property or adaptations of it on the spoken stage with actors appearing in person in the immediate presence of the audience, provided no broadcast, telecast, recording, photography or other reproduction of such performance is made. The Seller agrees not to exercise, or permit any other person to exercise, said stage rights earlier than three (3) years after the first general release or telecast, if earlier, of the first Picture produced hereunder, or five (5) years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier.

(b)
Author-Written Sequel: A literary property (story, novel, drama or otherwise), whether written before or after the Literary Property and whether written by the Seller or by a successor in interest of the Seller, using one or more of the characters appearing in the Literary Property, participating in different events from those found in the Literary Property, and whose plot is substantially different from that of the Literary Property. The Seller will have the right to exercise publication rights (i.e., in book or magazine form) any time.

Page - 81

Pacific Gold Entertainment Inc.

(c)
The Seller agrees not to exercise, or permit any other person to exercise, any other rights (including but not limited to motion picture or allied rights) of any kind in or to any author-written sequel earlier than one year after the first general release of the first Picture produced hereunder, or two years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier, provided such restriction on the Seller’s exercise of said author-written sequel rights will be extended to any period during which there is in effect, in any particular country or territory, a network television broadcasting agreement for a television motion picture, (i) based upon the Literary Property, or (ii) based upon any Picture produced in the exercise of rights assigned herein, or (iii) using a character or characters of the Literary Property, plus one year, which will also be a restricted period in such country or territory, whether such period occurs wholly or partly during or entirely after the one (1) year period first referred to in this clause. Any disposition of motion picture or allied rights in an author-written sequel made to any person or company other than PGE will be made subject to the following limitations and restrictions:

(d)
Since the characters of the Literary Property are included in the exclusive grant of motion picture rights to PGE, no sequel rights or television series rights to the Literary Property may be granted, but such characters from the Literary Property which are contained in the author-written sequel may be used in a motion picture and remakes of it whose plot is based substantially on the plot of the respective author-written sequel.

It is expressly agreed that the Seller’s reserved rights under this sub clause relate only to material written or authorized by the Seller and not to any revision, adaptation, sequel, translation or dramatization written or authorized by PGE, although the same may contain characters or other elements contained in the Literary Property.

3.
RIGHT TO MAKE CHANGES: The Seller agrees that PGE will have the unlimited right to vary, change, alter, modify, add to and/or delete from the Literary Property, and to rearrange and/or transpose the Literary Property and change the sequence of it and the characters and descriptions of the characters contained in the Literary Property, and to use a portion or portions of the Literary Property or the characters, plots, or theme of it with any other literary, dramatic or other material of any kind. The Seller waives the benefits of any provisions of law known as the “droit moral” or any similar law in any country of the world and agrees not to permit or prosecute any action or lawsuit on the ground that any Picture or other version of the Literary Property produced or exhibited by PGE, its assignees or licensees, in any way constitutes an infringement of any of the Seller’s droit moral or is in any way a defamation or mutilation of the Literary Property or any part of it or contains unauthorized variations, alterations, modifications, changes or translations.

4.
DURATION AND EXTENT OF RIGHTS GRANTED: PGE will enjoy, solely and exclusively, all the rights, licenses, privileges and property granted hereunder throughout the world, in perpetuity, as long as any rights in the Literary Property are recognized in law or equity, except as far as such period of perpetuity may be shortened due to any now existing or future copyright by the Seller of the Literary Property and/or any adaptations of it, in which case PGE will enjoy its sole and exclusive rights, licenses, privileges and property hereunder to the fullest extent permissible under and for the full duration of such copyright or copyrights, whether common law or statutory, and any renewals and/or extensions of it, and will after that enjoy all such rights, licenses, privileges and property non-exclusively in perpetuity throughout the world. The rights granted herein are in addition to and will not be construed in derogation of any rights which PGE may have as a member of the public or pursuant to any other agreement. All rights, licenses, privileges and property granted herein to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

(a)
All rights granted or agreed to be granted to PGE under this agreement will be irrevocably vested in PGE and will not be subject to rescission by the Seller or any other party for any cause, nor will said rights be subject to termination or reversion by operation of law or otherwise, except to the extent, if any, that the provisions of any copyright law or similar law relating to the right to terminate grants of, or recapture rights in, literary property may apply. If, pursuant to any such copyright law or similar law, the Seller or any successor or any other legally designated party (all herein referred to as the “terminating party”) becomes entitled to exercise any right to reversion, recapture or termination (the “termination right”) with respect to all or any part of the rights granted or to be granted under this Agreement,

Page - 82

Pacific Gold Entertainment Inc.

(b)
and if the terminating party exercises said termination right with respect to all or part of said rights (the “recaptured rights”), then from and after the date on which the terminating party has the right to transfer to a third party all or part of the recaptured rights, PGE will have the first right to purchase and acquire the recaptured rights from the terminating party. If the terminating party is prepared to accept a bona fide offer from a third party with respect to all or part of the recaptured rights, then in each such instance the terminating party will notify PGE of such offer which the terminating party is prepared to accept and the name of the third party who made the offer to the terminating party, and the terminating party will offer PGE the right to enter into an agreement with the terminating party with respect to the recaptured rights on the aforesaid terms and conditions. PGE will have 30 days from the date of its receipt of such written offer within which to notify the terminating party of its acceptance of such offer. If PGE acquires from the terminating party all or part of the recaptured rights, then the terminating party agrees to enter into appropriate written agreements with PGE covering said acquisition. If PGE elects not to purchase the recaptured rights from the terminating party, then the terminating party may dispose of said recaptured rights, but only to the aforesaid third party and only upon the terms and conditions specified in the aforesaid written notice given by the terminating party to PGE, it being understood and agreed that the terminating party may not dispose of said recaptured rights either to: (i) any other proposed transferee; or (ii) upon terms and conditions which are more favorable to any transferee than the terms and conditions previously offered to PGE hereunder, without again offering to enter into an agreement with PGE on: (A) the terms offered to such other transferee; or (B) such more favorable terms and conditions offered to said proposed transferee, whichever of (A) or (B) will apply. Any such required offer made to PGE by the terminating party will be governed by the procedure set forth in the preceding four sentences of this Paragraph. The unenforceability of any portion of this paragraph will not invalidate or affect the remaining portions of this paragraph or this agreement.

5.	CONSIDERATION: As consideration for all rights granted and assigned to PGE and for the Seller’s representations and warranties, PGE agrees to pay to the Seller, and the Seller agrees to accept:

(a)
For a theatrical or television motion picture $32,000. CDN payment (payable first day of production, in equal but not preferred order to other parties involved in receiving deferred payment), besides any sums paid in connection with the option periods so payable upon exercise of the option to acquire the Literary Property.

6.	REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the universe, of that certain original literary material written by the Seller entitled “FEAR BENEATH”.

(b)	Facts: The Seller represents and warrants to PGE as follows:
(i) The Seller is the sole author and creator of the Literary Property.

(ii) The Literary Property was registered for copyright in the name of FEAR BENEATH, under copyright registration number (Pending) in the Office of the United States Register of Copyrights, Washington, D.C.

(iii) No motion picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation, or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with respect to the Literary Property, or with respect to any rights therein have been made or entered by or on behalf of the Seller (except with respect to the Publication of the Literary Property as set forth above).

(iii)	None of the rights herein granted and assigned to PGE have been granted and/or assigned to any person, firm or corporation other than PGE.

Page - 83

Pacific Gold Entertainment Inc.

(c)
No Infringement or Violation of Third-Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, except material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic or other material; that no material contained in the Literary Property is libelous or violative of the right of privacy of any person; that the full utilization of any and all rights in and to the Literary Property granted by the Seller pursuant to this agreement will not violate the rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the universe, of all rights in and to the Literary Property granted herein to PGE; that the Seller has not assigned, licensed or in any manner encumbered, diminished or impaired any such rights; that the Seller has not committed or omitted to perform any act by which such rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part thereof, or in any rights granted herein to PGE. The Seller further represents and warrants that no attempt will be made hereafter to encumber, diminish or impair any of the rights granted herein and that all appropriate protection of such rights will continue to be maintained by the Seller.

7.	INDEMNIFICATION:

(a)
The Seller agrees to indemnify PGE against all judgments, liability, damages, penalties, losses and expense (including reasonable attorneys’ fees) which may be suffered or assumed by or obtained against PGE by reason of any breach or failure of any warranty or agreement made by the Seller in this agreement.

(b)
PGE will not be liable to the Seller for damages of any kind in connection with any Picture it may produce, distribute or exhibit, or for damages for any breach of this agreement (except failure to pay the money consideration herein specified) occurring or accruing before PGE has had reasonable notice and opportunity to adjust or correct such matters.

(c)	All rights, licenses and privileges herein granted to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

8.
PROTECTION OF RIGHTS GRANTED: The Seller grants to PGE the free and unrestricted right, but at PGE’s own cost and expense, to institute in the name and on behalf of the Seller, or the Seller and PGE jointly, any and all suits and proceedings at law or in equity, to enjoin and restrain any infringements of the rights herein granted, and assigns and sets over to PGE any and all causes of action relative to or based upon any such infringement, as well as any and all recoveries obtained thereon. The Seller will not compromise, settle or in any manner interfere with such litigation if brought; and PGE agrees to indemnify and hold the Seller harmless from any costs, expenses, or damages that the Seller may suffer as a result of any such suit or proceeding.

9.	COPYRIGHT: Regarding the copyright in and to the Literary Property, the Seller agrees that:

(a)
The Seller will prevent the Literary Property and any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof, whether published or unpublished and whether copyrighted or not copyrighted, from vesting in the public domain, and will take or cause to be taken any and all steps and proceedings required for copyright or similar protection in any and all countries in which the same may be published or offered for sale, insofar as such countries now or hereafter provide for copyright or similar protection. Any contract or agreement entered into by the Seller authorizing or permitting the publication of the Literary Property or any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof in any country will contain appropriate provisions requiring such publisher to comply with all the provisions of this clause.

Page - 84

Pacific Gold Entertainment Inc.
(b)
Without limiting the generality of the foregoing, if the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof is published in the United States or in any other country in which registration is required for copyright or similar protection in accordance with the laws and regulations of such country, and the Seller further agrees to affix or cause to be affixed to each copy of the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof which is published or offered for sale such notice or notices as may be required for copyright or similar protection in any country in which such publication or sale occurs.

(c)
At least six months prior to the expiration of any copyright required by this provision for the protection of the Literary Property, the Seller will renew (or cause to be renewed) such copyright, as permitted by applicable law, and any and all rights granted PGE hereunder will be deemed granted to PGE throughout the full period of such renewed copyright, without the payment of any additional consideration, it being agreed that the consideration payable to the Seller under this agreement will be deemed to include full consideration for the grant of such rights to PGE throughout the period of such renewed copyright.

(d)
If the Literary Property, or any arrangement, revision, translation, novelization, dramatization or new version thereof, will ever enter the public domain, then nothing contained in this agreement will impair any rights or privileges that the PGE might be entitled to as a member of the public; thus, the PGE may exercise any and all such rights and privileges as though this agreement were not in existence. The rights granted in this agreement by the Seller to PGE, and the representations, warranties, undertakings and agreements made under this agreement by the Seller, will endure in perpetuity and will be in addition to any rights, licenses, privileges or property of PGE referred to in this sub clause (d).

10.
CREDIT OBLIGATIONS: PGE will have the right to publish, advertise, announce and use in any manner or medium, the name, biography and photographs or likenesses of the Seller in connection with any exercise by PGE of its rights hereunder, provided such use will not constitute an endorsement of any product or service.

During the term of the Writers Guild of Canada Minimum Basic Agreement (“WGC Agreement”), as it may be amended, the credit provisions of the WGC Agreement will govern the determination of credits, if any, which the PGE will accord the Seller hereunder in connection with photoplays.

Subject to the foregoing, the Seller will be accorded the following credit at Producer’s discretion on screen and in paid ads controlled by PGE and in which any other writer is accorded credit, and in size of type (as to height, width, thickness and boldness) equal to the largest size of type in which any other writer is accorded credit:
“Written by Mark Tuit”

Additionally, if PGE exploits any other rights in and to the Literary Property, then PGE agrees to give appropriate source material credit to the Literary Property, to the extent that such source material credits are customarily given in connection with the exploitation of such rights.

No casual or inadvertent failure to comply with any of the provisions of this clause will be deemed a breach of this agreement by the PGE. The Seller expressly acknowledges that in the event of a failure or omission constituting a breach of the provisions of this paragraph, the damage (if any) caused the Seller thereby is not irreparable or sufficient to entitle the Seller to injunctive or other equitable relief. Consequently, the Seller’s rights and remedies in the event of such breach will be limited to the right to recover damages in an action at law. PGE agrees to provide in its contracts with distributors of the Picture that such distributors will honor PGE’s contractual credit commitments and agrees to inform such distributors of the credit provisions herein.

Page - 85

Pacific Gold Entertainment Inc.

11.
RIGHT OF FIRST NEGOTIATION: The term “Right of First Negotiation” means that if, after the expiration of an applicable time limitation, the Seller desires to dispose of or exercise a particular right reserved to the Seller herein (the “Reserved Right”), whether directly or indirectly, then the Seller will notify PGE in writing and immediately negotiate with PGE regarding such Reserved Right. If, after the expiration of 90 days following the receipt of such notice, no agreement has been reached, then the Seller may negotiate with third parties regarding such Reserved Right subject to Clause 12 infra.

12.
RIGHT OF LAST REFUSAL: The term “Right of Last Refusal” means that if PGE and the Seller fail to reach an agreement pursuant to PGE’s right of first negotiation, and the Seller makes and/or receives any bona fide offer to license, lease and/or purchase the particular Reserved Right or any interest therein (a “Third-Party Offer”), and if the proposed purchase price and other material terms of a Third-Party Offer are no more favorable to the Seller than the terms which were acceptable to PGE during the first negotiation period, the Seller will notify PGE, by registered mail or telegram, if the Seller proposes to accept such Third-Party Offer, the name of the offerer, the proposed purchase price, and other terms of such Third-Party Offer. During the period of 30 days after PGE’s receipt of such notice, PGE will have the exclusive option to license, lease and/or purchase, as the case may be, the particular Reserved Right or interest referred to in such Third-Party Offer, at the same purchase price and upon the same terms and conditions as set forth in such notice. If PGE elects to exercise thereof by registered mail or telegram within such thirty (30) day period, failing which the Seller will be free to accept such Third-Party Offer; provided that if any such proposed license, lease and/or sale is not consummated with a third party within 90 days following the expiration of the aforesaid 30 day period, PGE’s Right of Last Refusal will revive and will apply to each and every further offer or offers at any time received by the Seller relating to the particular Reserved Right or any interest therein; provided, further, that PGE’s option will continue in full force and effect, upon all terms and conditions of this paragraph, so long as the Seller retains any rights, title or interest in or to the particular Reserved Right. PGE’s Right of Last Refusal will inure to the benefit of PGE, its successors and assigns, and will bind the Seller and the Seller’s heirs, successors and assigns.

13.
NO OBLIGATION TO PRODUCE: Nothing herein will be construed to obligate PGE to produce, distribute, release, perform or exhibit any motion picture, television, theatrical or other production based upon, adapted from or suggested by the Literary Property, in whole or in part, or otherwise to exercise, exploit or make any use of any rights, licenses, privileges or property granted herein to PGE.

14.
ASSIGNMENT: PGE may assign and transfer this agreement or all or any part of its rights hereunder to any person, firm or corporation without limitation, and this agreement will be binding upon and inure to the benefit of the parties hereto and their successors, representatives and assigns forever.

15.
NO PUBLICITY: The Seller will not, without PGE’s prior written consent in each instance, issue or authorize the issuance or publication of any new story or publicity relating to (i) this agreement, (ii) the subject matter or terms hereof, or to any use by PGE, its successors, licensees and assigns, and (iii) any of the rights granted PGE hereunder.

16.	AGENT COMMISSIONS: PGE will not be liable for any compensation or fee to any agent of the Seller in connection with this Agreement.

17.
ADDITIONAL DOCUMENTATION: The Seller agrees to execute and procure any other and further instruments necessary to transfer, convey, assign and copyright all rights in the Literary Property granted herein by the Seller to PGE in any country throughout the world. If it will be necessary under the laws of any country that copyright registration be acquired in the name of the Seller, PGE is authorized by the Seller to apply for said copyright registration thereof; and, in such event, the Seller will and does assign and transfer the same unto PGE, subject to the rights in the Literary Property reserved hereunder by the Seller. The Seller further agrees, upon request, to duly execute, acknowledge, procure and deliver to PGE such short form assignments as may be requested by PGE for the purpose of copyright recordation in any country, or otherwise. If the Seller fails to so execute and deliver, or cause to be executed and delivered, the assignments or other instruments herein referred to, PGE is irrevocably granted the power coupled with an interest to execute such assignments and instruments in the name of the Seller and as the Seller’s attorney-in-fact.

Page - 86

Pacific Gold Entertainment Inc.

18.
NOTICES: All notices to PGE under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to PGE at #7 - 534 Cambie Street Vancouver BC V6B- 2N7, and all notices to the Seller under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to the Seller at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7. The date of such deposit will be deemed to be the date of service of such notice.

19.
ARBITRATION: Any controversy or claim arising out of or in relation to this Agreement or the validity, construction or performance of the Agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this Agreement by reference. If the American Film Marketing Association will refuse to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

[This space intentionally left blank]

Page - 87

20.	MISCELLANEOUS:

(a)	Relationship: This agreement between the parties does not constitute a joint venture or partnership of any kind.
(b)
Cumulative Rights and Remedies: All rights, remedies, licenses, undertakings, obligations, covenants, privileges and other property granted herein will be cumulative, and PGE may exercise or use any of them separately or in conjunction with any one or more of the others.

(c)
Waiver: A waiver by either party of any term or condition of this agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or any subsequent breach thereof.

(d)
Severability: If any provision of this agreement as applied to either party or any circumstances will be adjudged by a court to be void and unenforceable, such will in no way affect any other provision of this agreement, the application of such provision in any other circumstance, or the validity or enforceability of this agreement.

(e)	Governing Law: This agreement will be construed in accordance with the laws of the Province of British Columbia applicable to agreement which are executed and fully performed within said Province.
(f)	Captions: Captions are inserted for reference and convenience only and in no way define, limit or describe the scope of this agreement or intent of any provision.
(g)
Entire Understanding: This agreement contains the entire understanding of the parties relating to the subject matter, and this agreement cannot be changed except by written agreement executed by the party to be bound.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit         10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun         10 July 2006
__________________________________  ___________________________________
Ron Loudoun (CFO)            Date

Page - 88

Pacific Gold Entertainment Inc.

EXHIBIT “B”

OPTION AGREEMENT
(Short Form)

For good and valuable consideration, receipt of which is acknowledged, the undersigned grants to Pacific Gold Entertainment Inc. (“PGE”), its successors and assigns, the sole and exclusive option to purchase all motion picture and certain allied rights, in the original literary and/or dramatic work (the “Work”) described as follows:

Title: Fear Beneath
Author: Mark Tuit
Copyright Registration: (Pending)

The Work includes but is not limited to: (i) all contents; (ii) all present and future adaptations; (iii) the title, characters and theme; and (iv) the copyright and all renewals and extensions of copyright.

This instrument is executed in accordance with and is subject to the agreement (the “Option Agreement”) between the undersigned and the PGE dated as of July 10, 2006, relating to the option granted to the PGE to purchase the above-mentioned rights in the Work, which rights are more fully described in the Purchase Agreement, attached to the Option Agreement.

/s/ Mark Tuit         10 July 2006
     __________________________________  ___________________________________
Mark Tuit (Writer)            Date

Attest:  /s/ Witness                    10 July 2006
__________________________________  ___________________________________
(Witness)             Date

Page - 89

Exhibit 4.3

Page - 90

Pacific Gold Entertainment Inc.

OPTION & LITERARY PURCHASE AGREEMENT

THIS OPTION & LITERARY PURCHASE AGREEMENT, made and entered into as of July 10, 2006, by and between Pacific Gold Entertainment Inc., having an office at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“PGE”) and Somnambulist Imagery Inc., having an office at #6 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” Seller”).

1. SELLER’S REPRESENTATIONS AND WARRANTIES:
(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original literary material written by Mark Tuit entitled CRIMSON (the “Literary Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said literary material:
(i)	The Seller is the sole author of the Literary Property.
(ii)	The Literary Property was registered for copyright in the name of CRIMSON, under copyright registration number (Pending), in the Office of the United States Register of Copyrights, Washington, D.C.

No Motion Picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the Literary Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the Literary Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic, or other material; that as far as the Seller has knowledge, no material in the Literary Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Literary Property which are covered by the within option would not violate any rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of the rights in the Literary Property, which are covered by the within option; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part of it, or in the rights which are covered by the within option. The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

Without limiting any other rights PGE may have in the Literary Property, the Seller agrees that if there is any claim and/or litigation involving any breach or alleged breach of any such representations and warranties of the Seller, the option period granted hereunder and any periods within which PGE may, pursuant to the provisions of Clause 3 hereof, extend the option, will automatically be extended until no claim and/or litigation involving any breach or alleged breach of any such representation and warranties of the Seller is outstanding, but in any event not for a period more than one additional year.

Page - 91

Pacific Gold Entertainment Inc.

Any time after the occurrence of such a claim and/or litigation until the expiration of the option period, as extended, PGE may, besides any other rights and remedies PGE may have in the Literary Property, rescind this agreement and in such event, despite anything else to the contrary contained herein, the Seller agrees to repay PGE any monies paid by PGE to the Seller hereunder concerning the Literary Property and any reasonable amounts expended by PGE in developing or exploiting the Literary Property. Without limiting the generality of the foregoing, the Seller agrees that the Seller will not, any time during the option period, exercise or authorize or permit the exercise by others of any of the rights covered by the option or any of the rights reserved by the Seller under the provisions of Exhibit “A”, which are not to be exercised or licensed to others during any period therein specified.

2.
CONSIDERATION FOR OPTION: In consideration of the payment to the Seller of the sum of $1.00, receipt of which is acknowledged, the Seller agrees to and does give and grant to PGE the exclusive and irrevocable option to purchase from the Seller the rights in the Literary Property as described in Exhibit “A” for the total purchase price specified and payable as provided in Exhibit “A”, provided that any sums paid under this Clause 2 or any other provision of this agreement with respect to the option will be credited against the first sums payable on account of such purchase price. If PGE fails to exercise this option, then the sums paid to the Seller hereunder with respect to the option will be and remain the sole property of the Seller.

3.	OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending August 1, 2008 (the “Initial Option Period”).

4.	EXERCISE OF OPTION:
(a)	Notice of Exercise: If PGE elects to exercise the within option, PGE (any time during the Initial Option Period) will serve upon the Seller notice of the exercise of it.

(b)	The purchase price will be paid to the Seller according to Exhibit “A”.

5.
EFFECTIVENESS OF EXHIBITS “A” AND“B”: Concurrently with the execution of this agreement, the Seller has executed Exhibits “A” (Literary Purchase Agreement) and “B” (Short Form Option Agreement for Recordation), which are undated, and it is agreed that if PGE exercises the option (but not otherwise), then the signature of the Seller to Exhibits “A” and “B” will be deemed to be effective, and these Exhibits will constitute valid and binding agreements and assignment effective as of the date of exercise of such option, and PGE is authorized and empowered to date such instruments accordingly. If PGE fails to exercise the option, then the signature of the Seller to Exhibits “A” and “B” will be void and of no further force or effect whatever, and PGE will not be deemed to have acquired any rights in or to the Literary Property other than the option hereinabove provided for. If PGE exercises the option, PGE will execute and deliver to the Seller copies of Exhibit “A”, dated as of the date of the exercise of the option, and the Seller will, if so requested by PGE, execute and deliver to PGE additional copies of Exhibits “A” and “B”. Notwithstanding the failure or omission of either party to execute and/or deliver such additional documents, it is agreed that upon the exercise of the option by PGE pursuant to the provisions of Exhibit “A” will be deemed vested in PGE, effective as of the date of exercise of the option, which rights will be irrevocable.

6.
RIGHT TO ENGAGE IN PRE-PRODUCTION: The Seller acknowledges that PGE may, at its own expense, during the Initial Option Period, undertake pre-production activities in connection with any of the rights to be acquired hereunder including, without limitation, the preparation and submission of treatments and/or screenplays based on the Literary Property.

7.
RESTRICTIONS: During the Initial Option Period, the Seller will not exercise or otherwise use any of the rights herein granted to PGE and as more particularly described in Exhibit “A” hereof nor the rights reserved to the Seller pursuant to Clause 2 (Rights Reserved) of Exhibit “A”, nor will the Seller permit the use of nor will the Seller use any other right the Seller has reserved in a way that would in any manner or for any purpose unfairly compete with, interfere with or conflict with the full and unrestricted use of the rights herein granted to PGE and as described in Exhibit “A”.

Page - 92

Pacific Gold Entertainment Inc.

8.
ASSIGNMENT: This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

9.
FORCE MAJEURE:“Force Majeure” means any fire, flood, earthquake or public disaster; strike, labor dispute or unrest; embargo, riot, war, insurrection or civil unrest; any act of God, any act of legally constituted authority; or any other cause beyond PGE’s control which would excuse PGE’s performance as a matter of law. If because of Force Majeure, PGE’s performance hereunder is delayed or prevented, then the Initial Option period will be extended for the time of such delay or prevention.

10.
SECTION HEADINGS: The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, construe this agreement or any part or provision of it.

11.
ARBITRATION: Any controversy or claim arising out of or in relation to this agreement or the validity, construction or performance of this agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this agreement by reference. If the American Film Marketing Association refuses to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

12.
ENTIRE AGREEMENT: This agreement, including the Exhibits attached hereto, contains the complete understanding and agreement between the parties with respect to the within subject matter, and supersedes all other agreements between the parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. This agreement will in all respects be subject to the laws of the Province of British Columbia applicable to agreements executed and wholly performed within such Province. All the rights, licenses, privileges and property herein granted to PGE are irrevocable and not subject to rescission, restraint, or injunction under any or all circumstances.

IN WITNESS WHEREOF, the parties hereto have signed this Option & Literary Purchase Agreement as of the day and year first hereinabove written.

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun
___________________________________
BUYER: Ron Loudoun (CFO)

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit
___________________________________
SELLER: Mark Tuit (President)

Page - 93

Pacific Gold Entertainment Inc.

EXHIBIT “A”

This Literary Purchase Agreement made on July 10, 2006, by and between Somnambulist Imagery Inc (hereinafter the “Seller”) and Pacific Gold Entertainment Inc. (hereinafter “PGE”).

WITNESSETH

WHEREAS, the Seller is the sole and exclusive owner throughout the world of all rights in and to the literary work entitled: CRIMSON (previously known as SHELF LIFE), written by Mark Tuit, which work has been filed in the United States Copyright Office under Copyright Registration Number (Pending); this work, including all adaptations and/or versions, the titles, characters, plots, themes and storyline, is collectively called the “Literary Property”; and

WHEREAS, PGE wants to acquire certain rights of the Seller in consideration for the purchase price provided herein and in reliance upon the Seller’s representations and warranties;

NOW, THEREFORE, the parties agree to as follows:

1.
RIGHTS GRANTED: The Seller sells, grants, conveys and assigns to PGE, its successors, licensees and assigns exclusively and forever, all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the Literary Property and in and to the copyright of it and all renewals and extensions of copyright. Included among the rights granted to PGE hereunder (without in any way limiting the grant of rights hereinabove made) are the following sole and exclusive rights throughout the world:

(a)
To make, produce, adapt and copyright one or more motion picture adaptations or versions, whether fixed on film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or through any other technical process whether now known or from now on devised, based in whole or in part on the Literary Property, of every size, gauge, colour or type, including, but not limited to, musical motion pictures and remakes of and sequels to any motion picture produced hereunder and motion pictures in series or serial form, and for such purposes to record and reproduce and license others to record and reproduce, in synchronization with such motion pictures, spoken words taken from or based upon the text or theme of the property and any kinds of music, musical accompaniments and/or lyrics to be performed or sung by the performers in any such motion picture and any other kinds of sound and sound effects.

(b)	To exhibit, perform, rent, lease and generally deal in and with any motion picture produced hereunder:
(i)
by all means or technical processes whatsoever, whether now known or from now on devised including, by way of example only, film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or television (including commercially sponsored, sustaining, and subscription or pay-per-view television, or any derivative of it); and

(ii)	anywhere whatsoever, including homes, theatres and elsewhere, and whether a fee is charged, directly or indirectly, for viewing any such motion picture.

(c)
To broadcast, transmit or reproduce the Literary Property or any adaptation or version of it (including without limitations to, any motion picture produced hereunder and/or any script or other material based on or using the Literary Property or any of the characters, themes or plots of it), by means of television or any process analogous thereto whether now known or from now on devised (including commercially sponsored, sustaining and subscription or pay-per-view television, Internet and Video on Demand), by motion pictures produced on films or by means of magnetic tape, wire, disc, audio-visual cartridge, DVD, or any other device now known or from now on devised and including such television productions presented in series or serial form, and the exclusive right generally to exercise for television purposes all the rights granted to PGE hereunder for motion picture purposes.

Page - 94

Pacific Gold Entertainment Inc.
(d)
Without limiting any other rights granted PGE, to broadcast and/or transmit by television or radio or any process analogous thereto whether now known or from now on devised, all or any part of the Literary Property or any adaptation or version of it, including any motion picture or any other version or versions of it, and announcements about said motion picture or other version or versions, for advertising, publicizing or exploiting such motion picture or other version or versions, which broadcasts or transmissions may be accomplished with living actors performing simultaneously with such broadcast or transmission or by any other method or means including the use of motion pictures (including trailers) reproduced on film or by means of magnetic tape or wire or through other recordings or transcriptions.

(e)
To publish and copyright or cause to be published and copyrighted in the name of the PGE or its nominee in any languages throughout the world, in any form or media, synopses, novelizations, serializations, dramatizations, abridged and/or revised versions of the Literary Property, adapted from the Literary Property or from any motion picture and/or other version of the Literary Property for advertising, publicizing and/or exploiting any such motion picture and/or other version.

(f)
For the foregoing purposes to use all or any part of the Literary Property and any of the characters, plots, themes and/or ideas contained therein, and the title of the Literary Property and any title or subtitle of any component of the Literary Property, and to use said titles or subtitles for any motion picture or other version or adaptation whether the same is based on or adapted from the Literary Property and/or as the title of any musical composition contained in any such motion picture or other version or adaptation.

(g)
To use and exploit commercial or merchandise tie-ups and recordings of any sort and nature arising out of or connected with the Literary Property and/or its motion picture or other versions and/or the title or titles of it and/or the characters of it and/or their names or characteristics.

All rights, licenses, privileges and property herein granted PGE will be cumulative and PGE may exercise or use any or all said rights, licenses, privileges or property simultaneously with or in connection with or separately and apart from the exercise of any other of said rights, licenses, privileges and property. If the Seller from now on makes or publishes or permits to be made or published any revision, adaptation, sequel, translation or dramatization or other versions of the Literary Property, then PGE will have and the Seller grants to PGE without payment therefore all of the same rights therein as are herein granted PGE. The terms “Picture” and “Pictures” as used herein will be deemed to mean or include any present or future kind of motion picture production based upon the Literary Property, with or without sound recorded and reproduced synchronously with it, whether the same is produced on film or digitally or by any other method or means now or from now on used for the production, exhibition and/or transmission of any kind of motion picture productions.

2.	RIGHTS RESERVED: The following rights are reserved to the Seller for the Seller’s use and disposition, subject, however, to the provisions of this agreement:

(a)
Stage Rights: The right to perform the Literary Property or adaptations of it on the spoken stage with actors appearing in person in the immediate presence of the audience, provided no broadcast, telecast, recording, photography or other reproduction of such performance is made. The Seller agrees not to exercise, or permit any other person to exercise, said stage rights earlier than three (3) years after the first general release or telecast, if earlier, of the first Picture produced hereunder, or five (5) years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier.

(b)
Author-Written Sequel: A literary property (story, novel, drama or otherwise), whether written before or after the Literary Property and whether written by the Seller or by a successor in interest of the Seller, using one or more of the characters appearing in the Literary Property, participating in different events from those found in the Literary Property, and whose plot is substantially different from that of the Literary Property. The Seller will have the right to exercise publication rights (i.e., in book or magazine form) any time.

Page - 95

Pacific Gold Entertainment Inc.

(c)
The Seller agrees not to exercise, or permit any other person to exercise, any other rights (including but not limited to motion picture or allied rights) of any kind in or to any author-written sequel earlier than one year after the first general release of the first Picture produced hereunder, or two years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier, provided such restriction on the Seller’s exercise of said author-written sequel rights will be extended to any period during which there is in effect, in any particular country or territory, a network television broadcasting agreement for a television motion picture, (i) based upon the Literary Property, or (ii) based upon any Picture produced in the exercise of rights assigned herein, or (iii) using a character or characters of the Literary Property, plus one year, which will also be a restricted period in such country or territory, whether such period occurs wholly or partly during or entirely after the one (1) year period first referred to in this clause. Any disposition of motion picture or allied rights in an author-written sequel made to any person or company other than PGE will be made subject to the following limitations and restrictions:

(d)
Since the characters of the Literary Property are included in the exclusive grant of motion picture rights to PGE, no sequel rights or television series rights to the Literary Property may be granted, but such characters from the Literary Property which are contained in the author-written sequel may be used in a motion picture and remakes of it whose plot is based substantially on the plot of the respective author-written sequel.

It is expressly agreed that the Seller’s reserved rights under this sub clause relate only to material written or authorized by the Seller and not to any revision, adaptation, sequel, translation or dramatization written or authorized by PGE, although the same may contain characters or other elements contained in the Literary Property.

3.
RIGHT TO MAKE CHANGES: The Seller agrees that PGE will have the unlimited right to vary, change, alter, modify, add to and/or delete from the Literary Property, and to rearrange and/or transpose the Literary Property and change the sequence of it and the characters and descriptions of the characters contained in the Literary Property, and to use a portion or portions of the Literary Property or the characters, plots, or theme of it with any other literary, dramatic or other material of any kind. The Seller waives the benefits of any provisions of law known as the “droit moral” or any similar law in any country of the world and agrees not to permit or prosecute any action or lawsuit on the ground that any Picture or other version of the Literary Property produced or exhibited by PGE, its assignees or licensees, in any way constitutes an infringement of any of the Seller’s droit moral or is in any way a defamation or mutilation of the Literary Property or any part of it or contains unauthorized variations, alterations, modifications, changes or translations.

4.
DURATION AND EXTENT OF RIGHTS GRANTED: PGE will enjoy, solely and exclusively, all the rights, licenses, privileges and property granted hereunder throughout the world, in perpetuity, as long as any rights in the Literary Property are recognized in law or equity, except as far as such period of perpetuity may be shortened due to any now existing or future copyright by the Seller of the Literary Property and/or any adaptations of it, in which case PGE will enjoy its sole and exclusive rights, licenses, privileges and property hereunder to the fullest extent permissible under and for the full duration of such copyright or copyrights, whether common law or statutory, and any renewals and/or extensions of it, and will after that enjoy all such rights, licenses, privileges and property non-exclusively in perpetuity throughout the world. The rights granted herein are in addition to and will not be construed in derogation of any rights which PGE may have as a member of the public or pursuant to any other agreement. All rights, licenses, privileges and property granted herein to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

(a)
All rights granted or agreed to be granted to PGE under this agreement will be irrevocably vested in PGE and will not be subject to rescission by the Seller or any other party for any cause, nor will said rights be subject to termination or reversion by operation of law or otherwise, except to the extent, if any, that the provisions of any copyright law or similar law relating to the right to terminate grants of, or recapture rights in, literary property may apply. If, pursuant to any such copyright law or similar law, the Seller or any successor or any other legally designated party (all herein referred to as the “terminating party”) becomes entitled to exercise any right to reversion, recapture or termination (the “termination right”) with respect to all or any part of the rights granted or to be granted under this Agreement,

Page - 96

Pacific Gold Entertainment Inc.

(b)
and if the terminating party exercises said termination right with respect to all or part of said rights (the “recaptured rights”), then from and after the date on which the terminating party has the right to transfer to a third party all or part of the recaptured rights, PGE will have the first right to purchase and acquire the recaptured rights from the terminating party. If the terminating party is prepared to accept a bona fide offer from a third party with respect to all or part of the recaptured rights, then in each such instance the terminating party will notify PGE of such offer which the terminating party is prepared to accept and the name of the third party who made the offer to the terminating party, and the terminating party will offer PGE the right to enter into an agreement with the terminating party with respect to the recaptured rights on the aforesaid terms and conditions. PGE will have 30 days from the date of its receipt of such written offer within which to notify the terminating party of its acceptance of such offer. If PGE acquires from the terminating party all or part of the recaptured rights, then the terminating party agrees to enter into appropriate written agreements with PGE covering said acquisition. If PGE elects not to purchase the recaptured rights from the terminating party, then the terminating party may dispose of said recaptured rights, but only to the aforesaid third party and only upon the terms and conditions specified in the aforesaid written notice given by the terminating party to PGE, it being understood and agreed that the terminating party may not dispose of said recaptured rights either to: (i) any other proposed transferee; or (ii) upon terms and conditions which are more favorable to any transferee than the terms and conditions previously offered to PGE hereunder, without again offering to enter into an agreement with PGE on: (A) the terms offered to such other transferee; or (B) such more favorable terms and conditions offered to said proposed transferee, whichever of (A) or (B) will apply. Any such required offer made to PGE by the terminating party will be governed by the procedure set forth in the preceding four sentences of this Paragraph. The unenforceability of any portion of this paragraph will not invalidate or affect the remaining portions of this paragraph or this agreement.

5.	CONSIDERATION: As consideration for all rights granted and assigned to PGE and for the Seller’s representations and warranties, PGE agrees to pay to the Seller, and the Seller agrees to accept:

(a)
For a theatrical or television motion picture $32,000. CDN payment (payable first day of production, in equal but not preferred order to other parties involved in receiving deferred payment), besides any sums paid in connection with the option periods so payable upon exercise of the option to acquire the Literary Property.

6.	REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the universe, of that certain original literary material written by the Seller entitled “CRIMSON”.

(b)	Facts: The Seller represents and warrants to PGE as follows:
(i) The Seller is the sole author and creator of the Literary Property.

(ii) The Literary Property was registered for copyright in the name of CRIMSON, under copyright registration number (Pending) in the Office of the United States Register of Copyrights, Washington, D.C.

(iii) No motion picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation, or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with respect to the Literary Property, or with respect to any rights therein have been made or entered by or on behalf of the Seller (except with respect to the Publication of the Literary Property as set forth above).

(iii)	None of the rights herein granted and assigned to PGE have been granted and/or assigned to any person, firm or corporation other than PGE.

Page - 97

Pacific Gold Entertainment Inc.

(c)
No Infringement or Violation of Third-Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, except material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic or other material; that no material contained in the Literary Property is libelous or violative of the right of privacy of any person; that the full utilization of any and all rights in and to the Literary Property granted by the Seller pursuant to this agreement will not violate the rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the universe, of all rights in and to the Literary Property granted herein to PGE; that the Seller has not assigned, licensed or in any manner encumbered, diminished or impaired any such rights; that the Seller has not committed or omitted to perform any act by which such rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part thereof, or in any rights granted herein to PGE. The Seller further represents and warrants that no attempt will be made hereafter to encumber, diminish or impair any of the rights granted herein and that all appropriate protection of such rights will continue to be maintained by the Seller.

7.	INDEMNIFICATION:

(a)
The Seller agrees to indemnify PGE against all judgments, liability, damages, penalties, losses and expense (including reasonable attorneys’ fees) which may be suffered or assumed by or obtained against PGE by reason of any breach or failure of any warranty or agreement made by the Seller in this agreement.

(b)
PGE will not be liable to the Seller for damages of any kind in connection with any Picture it may produce, distribute or exhibit, or for damages for any breach of this agreement (except failure to pay the money consideration herein specified) occurring or accruing before PGE has had reasonable notice and opportunity to adjust or correct such matters.

(c)	All rights, licenses and privileges herein granted to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

8.
PROTECTION OF RIGHTS GRANTED: The Seller grants to PGE the free and unrestricted right, but at PGE’s own cost and expense, to institute in the name and on behalf of the Seller, or the Seller and PGE jointly, any and all suits and proceedings at law or in equity, to enjoin and restrain any infringements of the rights herein granted, and assigns and sets over to PGE any and all causes of action relative to or based upon any such infringement, as well as any and all recoveries obtained thereon. The Seller will not compromise, settle or in any manner interfere with such litigation if brought; and PGE agrees to indemnify and hold the Seller harmless from any costs, expenses, or damages that the Seller may suffer as a result of any such suit or proceeding.

9.	COPYRIGHT: Regarding the copyright in and to the Literary Property, the Seller agrees that:

(a)
The Seller will prevent the Literary Property and any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof, whether published or unpublished and whether copyrighted or not copyrighted, from vesting in the public domain, and will take or cause to be taken any and all steps and proceedings required for copyright or similar protection in any and all countries in which the same may be published or offered for sale, insofar as such countries now or hereafter provide for copyright or similar protection. Any contract or agreement entered into by the Seller authorizing or permitting the publication of the Literary Property or any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof in any country will contain appropriate provisions requiring such publisher to comply with all the provisions of this clause.

Page - 98

Pacific Gold Entertainment Inc.

(b)
Without limiting the generality of the foregoing, if the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof is published in the United States or in any other country in which registration is required for copyright or similar protection in accordance with the laws and regulations of such country, and the Seller further agrees to affix or cause to be affixed to each copy of the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof which is published or offered for sale such notice or notices as may be required for copyright or similar protection in any country in which such publication or sale occurs.

(c)
At least six months prior to the expiration of any copyright required by this provision for the protection of the Literary Property, the Seller will renew (or cause to be renewed) such copyright, as permitted by applicable law, and any and all rights granted PGE hereunder will be deemed granted to PGE throughout the full period of such renewed copyright, without the payment of any additional consideration, it being agreed that the consideration payable to the Seller under this agreement will be deemed to include full consideration for the grant of such rights to PGE throughout the period of such renewed copyright.

(d)
If the Literary Property, or any arrangement, revision, translation, novelization, dramatization or new version thereof, will ever enter the public domain, then nothing contained in this agreement will impair any rights or privileges that the PGE might be entitled to as a member of the public; thus, the PGE may exercise any and all such rights and privileges as though this agreement were not in existence. The rights granted in this agreement by the Seller to PGE, and the representations, warranties, undertakings and agreements made under this agreement by the Seller, will endure in perpetuity and will be in addition to any rights, licenses, privileges or property of PGE referred to in this sub clause (d).

10.
CREDIT OBLIGATIONS: PGE will have the right to publish, advertise, announce and use in any manner or medium, the name, biography and photographs or likenesses of the Seller in connection with any exercise by PGE of its rights hereunder, provided such use will not constitute an endorsement of any product or service.

During the term of the Writers Guild of Canada Minimum Basic Agreement (“WGC Agreement”), as it may be amended, the credit provisions of the WGC Agreement will govern the determination of credits, if any, which the PGE will accord the Seller hereunder in connection with photoplays.

Subject to the foregoing, the Seller will be accorded the following credit at Producer’s discretion on screen and in paid ads controlled by PGE and in which any other writer is accorded credit, and in size of type (as to height, width, thickness and boldness) equal to the largest size of type in which any other writer is accorded credit:
“Written by Mark Tuit”

Additionally, if PGE exploits any other rights in and to the Literary Property, then PGE agrees to give appropriate source material credit to the Literary Property, to the extent that such source material credits are customarily given in connection with the exploitation of such rights.

No casual or inadvertent failure to comply with any of the provisions of this clause will be deemed a breach of this agreement by the PGE. The Seller expressly acknowledges that in the event of a failure or omission constituting a breach of the provisions of this paragraph, the damage (if any) caused the Seller thereby is not irreparable or sufficient to entitle the Seller to injunctive or other equitable relief. Consequently, the Seller’s rights and remedies in the event of such breach will be limited to the right to recover damages in an action at law. PGE agrees to provide in its contracts with distributors of the Picture that such distributors will honor PGE’s contractual credit commitments and agrees to inform such distributors of the credit provisions herein.

Page - 99

Pacific Gold Entertainment Inc.

11.
RIGHT OF FIRST NEGOTIATION: The term “Right of First Negotiation” means that if, after the expiration of an applicable time limitation, the Seller desires to dispose of or exercise a particular right reserved to the Seller herein (the “Reserved Right”), whether directly or indirectly, then the Seller will notify PGE in writing and immediately negotiate with PGE regarding such Reserved Right. If, after the expiration of 90 days following the receipt of such notice, no agreement has been reached, then the Seller may negotiate with third parties regarding such Reserved Right subject to Clause 12 infra.

12.
RIGHT OF LAST REFUSAL: The term “Right of Last Refusal” means that if PGE and the Seller fail to reach an agreement pursuant to PGE’s right of first negotiation, and the Seller makes and/or receives any bona fide offer to license, lease and/or purchase the particular Reserved Right or any interest therein (a “Third-Party Offer”), and if the proposed purchase price and other material terms of a Third-Party Offer are no more favorable to the Seller than the terms which were acceptable to PGE during the first negotiation period, the Seller will notify PGE, by registered mail or telegram, if the Seller proposes to accept such Third-Party Offer, the name of the offerer, the proposed purchase price, and other terms of such Third-Party Offer. During the period of 30 days after PGE’s receipt of such notice, PGE will have the exclusive option to license, lease and/or purchase, as the case may be, the particular Reserved Right or interest referred to in such Third-Party Offer, at the same purchase price and upon the same terms and conditions as set forth in such notice. If PGE elects to exercise thereof by registered mail or telegram within such thirty (30) day period, failing which the Seller will be free to accept such Third-Party Offer; provided that if any such proposed license, lease and/or sale is not consummated with a third party within 90 days following the expiration of the aforesaid 30 day period, PGE’s Right of Last Refusal will revive and will apply to each and every further offer or offers at any time received by the Seller relating to the particular Reserved Right or any interest therein; provided, further, that PGE’s option will continue in full force and effect, upon all terms and conditions of this paragraph, so long as the Seller retains any rights, title or interest in or to the particular Reserved Right. PGE’s Right of Last Refusal will inure to the benefit of PGE, its successors and assigns, and will bind the Seller and the Seller’s heirs, successors and assigns.

13.
NO OBLIGATION TO PRODUCE: Nothing herein will be construed to obligate PGE to produce, distribute, release, perform or exhibit any motion picture, television, theatrical or other production based upon, adapted from or suggested by the Literary Property, in whole or in part, or otherwise to exercise, exploit or make any use of any rights, licenses, privileges or property granted herein to PGE.

14.
ASSIGNMENT: PGE may assign and transfer this agreement or all or any part of its rights hereunder to any person, firm or corporation without limitation, and this agreement will be binding upon and inure to the benefit of the parties hereto and their successors, representatives and assigns forever.

15.
NO PUBLICITY: The Seller will not, without PGE’s prior written consent in each instance, issue or authorize the issuance or publication of any new story or publicity relating to (i) this agreement, (ii) the subject matter or terms hereof, or to any use by PGE, its successors, licensees and assigns, and (iii) any of the rights granted PGE hereunder.

16.	AGENT COMMISSIONS: PGE will not be liable for any compensation or fee to any agent of the Seller in connection with this Agreement.

17.
ADDITIONAL DOCUMENTATION: The Seller agrees to execute and procure any other and further instruments necessary to transfer, convey, assign and copyright all rights in the Literary Property granted herein by the Seller to PGE in any country throughout the world. If it will be necessary under the laws of any country that copyright registration be acquired in the name of the Seller, PGE is authorized by the Seller to apply for said copyright registration thereof; and, in such event, the Seller will and does assign and transfer the same unto PGE, subject to the rights in the Literary Property reserved hereunder by the Seller. The Seller further agrees, upon request, to duly execute, acknowledge, procure and deliver to PGE such short form assignments as may be requested by PGE for the purpose of copyright recordation in any country, or otherwise. If the Seller fails to so execute and deliver, or cause to be executed and delivered, the assignments or other instruments herein referred to, PGE is irrevocably granted the power coupled with an interest to execute such assignments and instruments in the name of the Seller and as the Seller’s attorney-in-fact.

Page - 100

Pacific Gold Entertainment Inc.

18.
NOTICES: All notices to PGE under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to PGE at #7 - 534 Cambie Street Vancouver BC V6B- 2N7, and all notices to the Seller under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to the Seller at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7. The date of such deposit will be deemed to be the date of service of such notice.

19.
ARBITRATION: Any controversy or claim arising out of or in relation to this Agreement or the validity, construction or performance of the Agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this Agreement by reference. If the American Film Marketing Association will refuse to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

[This space intentionally left blank]

Page - 101

Pacific Gold Entertainment Inc.

20.	MISCELLANEOUS:

(a)	Relationship: This agreement between the parties does not constitute a joint venture or partnership of any kind.
(b)
Cumulative Rights and Remedies: All rights, remedies, licenses, undertakings, obligations, covenants, privileges and other property granted herein will be cumulative, and PGE may exercise or use any of them separately or in conjunction with any one or more of the others.

(c)
Waiver: A waiver by either party of any term or condition of this agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or any subsequent breach thereof.

(d)
Severability: If any provision of this agreement as applied to either party or any circumstances will be adjudged by a court to be void and unenforceable, such will in no way affect any other provision of this agreement, the application of such provision in any other circumstance, or the validity or enforceability of this agreement.

(e)	Governing Law: This agreement will be construed in accordance with the laws of the Province of British Columbia applicable to agreement which are executed and fully performed within said Province.
(f)	Captions: Captions are inserted for reference and convenience only and in no way define, limit or describe the scope of this agreement or intent of any provision.
(g)
Entire Understanding: This agreement contains the entire understanding of the parties relating to the subject matter, and this agreement cannot be changed except by written agreement executed by the party to be bound.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit         10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun       10 July 2006
__________________________________  ___________________________________
Ron Loudoun (CFO)            Date

Page - 102

Pacific Gold Entertainment Inc.

EXHIBIT “B”

OPTION AGREEMENT
(Short Form)

For good and valuable consideration, receipt of which is acknowledged, the undersigned grants to Pacific Gold Entertainment Inc. (“PGE”), its successors and assigns, the sole and exclusive option to purchase all motion picture and certain allied rights, in the original literary and/or dramatic work (the “Work”) described as follows:

Title: Crimson
Author: Mark Tuit
Copyright Registration: (Pending)

The Work includes but is not limited to: (i) all contents; (ii) all present and future adaptations; (iii) the title, characters and theme; and (iv) the copyright and all renewals and extensions of copyright.

This instrument is executed in accordance with and is subject to the agreement (the “Option Agreement”) between the undersigned and the PGE dated as of July 10, 2006, relating to the option granted to the PGE to purchase the above-mentioned rights in the Work, which rights are more fully described in the Purchase Agreement, attached to the Option Agreement.

Per: /s/ Mark Tuit         10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Attest:  /s/ Witness                    10 July 2006
__________________________________  ___________________________________
(Witness)             Date

Page - 103

Exhibit 4.4

Page - 104

Pacific Gold Entertainment Inc.

OPTION & LITERARY PURCHASE AGREEMENT

THIS OPTION & LITERARY PURCHASE AGREEMENT, made and entered into as of July 10, 2006, by and between Pacific Gold Entertainment Inc., having an office at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“PGE”) and Somnambulist Imagery Inc., having an office at #6 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” Seller”).

1. SELLER’S REPRESENTATIONS AND WARRANTIES:
(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original literary material written by Mark Tuit entitled BLOOD (the “Literary Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said literary material:
(i)	The Seller is the sole author of the Literary Property.
(ii)	The Literary Property was registered for copyright in the name of BLOOD, under copyright registration number (Pending), in the Office of the United States Register of Copyrights, Washington, D.C.

No Motion Picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the Literary Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the Literary Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic, or other material; that as far as the Seller has knowledge, no material in the Literary Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Literary Property which are covered by the within option would not violate any rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of the rights in the Literary Property, which are covered by the within option; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part of it, or in the rights which are covered by the within option. The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

Without limiting any other rights PGE may have in the Literary Property, the Seller agrees that if there is any claim and/or litigation involving any breach or alleged breach of any such representations and warranties of the Seller, the option period granted hereunder and any periods within which PGE may, pursuant to the provisions of Clause 3 hereof, extend the option, will automatically be extended until no claim and/or litigation involving any breach or alleged breach of any such representation and warranties of the Seller is outstanding, but in any event not for a period more than one additional year.

Page - 105

Pacific Gold Entertainment Inc.

Any time after the occurrence of such a claim and/or litigation until the expiration of the option period, as extended, PGE may, besides any other rights and remedies PGE may have in the Literary Property, rescind this agreement and in such event, despite anything else to the contrary contained herein, the Seller agrees to repay PGE any monies paid by PGE to the Seller hereunder concerning the Literary Property and any reasonable amounts expended by PGE in developing or exploiting the Literary Property. Without limiting the generality of the foregoing, the Seller agrees that the Seller will not, any time during the option period, exercise or authorize or permit the exercise by others of any of the rights covered by the option or any of the rights reserved by the Seller under the provisions of Exhibit “A”, which are not to be exercised or licensed to others during any period therein specified.

2.
CONSIDERATION FOR OPTION: In consideration of the payment to the Seller of the sum of $1.00, receipt of which is acknowledged, the Seller agrees to and does give and grant to PGE the exclusive and irrevocable option to purchase from the Seller the rights in the Literary Property as described in Exhibit “A” for the total purchase price specified and payable as provided in Exhibit “A”, provided that any sums paid under this Clause 2 or any other provision of this agreement with respect to the option will be credited against the first sums payable on account of such purchase price. If PGE fails to exercise this option, then the sums paid to the Seller hereunder with respect to the option will be and remain the sole property of the Seller.

3.	OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending August 1, 2008 (the “Initial Option Period”).

4.	EXERCISE OF OPTION:
(a)	Notice of Exercise: If PGE elects to exercise the within option, PGE (any time during the Initial Option Period) will serve upon the Seller notice of the exercise of it.

(b)	The purchase price will be paid to the Seller according to Exhibit “A”.

5.
EFFECTIVENESS OF EXHIBITS “A” AND“B”: Concurrently with the execution of this agreement, the Seller has executed Exhibits “A” (Literary Purchase Agreement) and “B” (Short Form Option Agreement for Recordation), which are undated, and it is agreed that if PGE exercises the option (but not otherwise), then the signature of the Seller to Exhibits “A” and “B” will be deemed to be effective, and these Exhibits will constitute valid and binding agreements and assignment effective as of the date of exercise of such option, and PGE is authorized and empowered to date such instruments accordingly. If PGE fails to exercise the option, then the signature of the Seller to Exhibits “A” and “B” will be void and of no further force or effect whatever, and PGE will not be deemed to have acquired any rights in or to the Literary Property other than the option hereinabove provided for. If PGE exercises the option, PGE will execute and deliver to the Seller copies of Exhibit “A”, dated as of the date of the exercise of the option, and the Seller will, if so requested by PGE, execute and deliver to PGE additional copies of Exhibits “A” and “B”. Notwithstanding the failure or omission of either party to execute and/or deliver such additional documents, it is agreed that upon the exercise of the option by PGE pursuant to the provisions of Exhibit “A” will be deemed vested in PGE, effective as of the date of exercise of the option, which rights will be irrevocable.

6.
RIGHT TO ENGAGE IN PRE-PRODUCTION: The Seller acknowledges that PGE may, at its own expense, during the Initial Option Period, undertake pre-production activities in connection with any of the rights to be acquired hereunder including, without limitation, the preparation and submission of treatments and/or screenplays based on the Literary Property.

7.
RESTRICTIONS: During the Initial Option Period, the Seller will not exercise or otherwise use any of the rights herein granted to PGE and as more particularly described in Exhibit “A” hereof nor the rights reserved to the Seller pursuant to Clause 2 (Rights Reserved) of Exhibit “A”, nor will the Seller permit the use of nor will the Seller use any other right the Seller has reserved in a way that would in any manner or for any purpose unfairly compete with, interfere with or conflict with the full and unrestricted use of the rights herein granted to PGE and as described in Exhibit “A”.

Page - 106

Pacific Gold Entertainment Inc.

8.
ASSIGNMENT: This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

9.
FORCE MAJEURE:“Force Majeure” means any fire, flood, earthquake or public disaster; strike, labor dispute or unrest; embargo, riot, war, insurrection or civil unrest; any act of God, any act of legally constituted authority; or any other cause beyond PGE’s control which would excuse PGE’s performance as a matter of law. If because of Force Majeure, PGE’s performance hereunder is delayed or prevented, then the Initial Option period will be extended for the time of such delay or prevention.

10.
SECTION HEADINGS: The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, construe this agreement or any part or provision of it.

11.
ARBITRATION: Any controversy or claim arising out of or in relation to this agreement or the validity, construction or performance of this agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this agreement by reference. If the American Film Marketing Association refuses to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

12.
ENTIRE AGREEMENT: This agreement, including the Exhibits attached hereto, contains the complete understanding and agreement between the parties with respect to the within subject matter, and supersedes all other agreements between the parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. This agreement will in all respects be subject to the laws of the Province of British Columbia applicable to agreements executed and wholly performed within such Province. All the rights, licenses, privileges and property herein granted to PGE are irrevocable and not subject to rescission, restraint, or injunction under any or all circumstances.

IN WITNESS WHEREOF, the parties hereto have signed this Option & Literary Purchase Agreement as of the day and year first hereinabove written.

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun
___________________________________
BUYER: Ron Loudoun (CFO)

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit
___________________________________
SELLER: Mark Tuit (President)

Page - 107

Pacific Gold Entertainment Inc.

EXHIBIT “A”

This Literary Purchase Agreement made on July 10, 2006, by and between Somnambulist Imagery Inc (hereinafter the “Seller”) and Pacific Gold Entertainment Inc. (hereinafter “PGE”).

WITNESSETH

WHEREAS, the Seller is the sole and exclusive owner throughout the world of all rights in and to the literary work entitled: BLOOD (previously known as SHELF LIFE), written by Mark Tuit, which work has been filed in the United States Copyright Office under Copyright Registration Number (Pending); this work, including all adaptations and/or versions, the titles, characters, plots, themes and storyline, is collectively called the “Literary Property”; and

WHEREAS, PGE wants to acquire certain rights of the Seller in consideration for the purchase price provided herein and in reliance upon the Seller’s representations and warranties;

NOW, THEREFORE, the parties agree to as follows:

1.
RIGHTS GRANTED: The Seller sells, grants, conveys and assigns to PGE, its successors, licensees and assigns exclusively and forever, all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the Literary Property and in and to the copyright of it and all renewals and extensions of copyright. Included among the rights granted to PGE hereunder (without in any way limiting the grant of rights hereinabove made) are the following sole and exclusive rights throughout the world:

(a)
To make, produce, adapt and copyright one or more motion picture adaptations or versions, whether fixed on film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or through any other technical process whether now known or from now on devised, based in whole or in part on the Literary Property, of every size, gauge, colour or type, including, but not limited to, musical motion pictures and remakes of and sequels to any motion picture produced hereunder and motion pictures in series or serial form, and for such purposes to record and reproduce and license others to record and reproduce, in synchronization with such motion pictures, spoken words taken from or based upon the text or theme of the property and any kinds of music, musical accompaniments and/or lyrics to be performed or sung by the performers in any such motion picture and any other kinds of sound and sound effects.

(b)	To exhibit, perform, rent, lease and generally deal in and with any motion picture produced hereunder:
(i)
by all means or technical processes whatsoever, whether now known or from now on devised including, by way of example only, film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or television (including commercially sponsored, sustaining, and subscription or pay-per-view television, or any derivative of it); and

(ii)	anywhere whatsoever, including homes, theatres and elsewhere, and whether a fee is charged, directly or indirectly, for viewing any such motion picture.

(c)
To broadcast, transmit or reproduce the Literary Property or any adaptation or version of it (including without limitations to, any motion picture produced hereunder and/or any script or other material based on or using the Literary Property or any of the characters, themes or plots of it), by means of television or any process analogous thereto whether now known or from now on devised (including commercially sponsored, sustaining and subscription or pay-per-view television, Internet and Video on Demand), by motion pictures produced on films or by means of magnetic tape, wire, disc, audio-visual cartridge, DVD, or any other device now known or from now on devised and including such television productions presented in series or serial form, and the exclusive right generally to exercise for television purposes all the rights granted to PGE hereunder for motion picture purposes.

(d)
Without limiting any other rights granted PGE, to broadcast and/or transmit by television or radio or any process analogous thereto whether now known or from now on devised, all or any part of the Literary Property or any adaptation or version of it, including any motion picture or any other version or versions of it, and announcements about said motion picture or other version or versions, for advertising, publicizing or exploiting such motion picture or other version or versions, which broadcasts or transmissions may be accomplished with living actors performing simultaneously with such broadcast or transmission or by any other method or means including the use of motion pictures (including trailers) reproduced on film or by means of magnetic tape or wire or through other recordings or transcriptions.

Page - 108

Pacific Gold Entertainment Inc.

(e)
To publish and copyright or cause to be published and copyrighted in the name of the PGE or its nominee in any languages throughout the world, in any form or media, synopses, novelizations, serializations, dramatizations, abridged and/or revised versions of the Literary Property, adapted from the Literary Property or from any motion picture and/or other version of the Literary Property for advertising, publicizing and/or exploiting any such motion picture and/or other version.

(f)
For the foregoing purposes to use all or any part of the Literary Property and any of the characters, plots, themes and/or ideas contained therein, and the title of the Literary Property and any title or subtitle of any component of the Literary Property, and to use said titles or subtitles for any motion picture or other version or adaptation whether the same is based on or adapted from the Literary Property and/or as the title of any musical composition contained in any such motion picture or other version or adaptation.

(g)
To use and exploit commercial or merchandise tie-ups and recordings of any sort and nature arising out of or connected with the Literary Property and/or its motion picture or other versions and/or the title or titles of it and/or the characters of it and/or their names or characteristics.

All rights, licenses, privileges and property herein granted PGE will be cumulative and PGE may exercise or use any or all said rights, licenses, privileges or property simultaneously with or in connection with or separately and apart from the exercise of any other of said rights, licenses, privileges and property. If the Seller from now on makes or publishes or permits to be made or published any revision, adaptation, sequel, translation or dramatization or other versions of the Literary Property, then PGE will have and the Seller grants to PGE without payment therefore all of the same rights therein as are herein granted PGE. The terms “Picture” and “Pictures” as used herein will be deemed to mean or include any present or future kind of motion picture production based upon the Literary Property, with or without sound recorded and reproduced synchronously with it, whether the same is produced on film or digitally or by any other method or means now or from now on used for the production, exhibition and/or transmission of any kind of motion picture productions.

2.	RIGHTS RESERVED: The following rights are reserved to the Seller for the Seller’s use and disposition, subject, however, to the provisions of this agreement:

(a)
Stage Rights: The right to perform the Literary Property or adaptations of it on the spoken stage with actors appearing in person in the immediate presence of the audience, provided no broadcast, telecast, recording, photography or other reproduction of such performance is made. The Seller agrees not to exercise, or permit any other person to exercise, said stage rights earlier than three (3) years after the first general release or telecast, if earlier, of the first Picture produced hereunder, or five (5) years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier.

(b)
Author-Written Sequel: A literary property (story, novel, drama or otherwise), whether written before or after the Literary Property and whether written by the Seller or by a successor in interest of the Seller, using one or more of the characters appearing in the Literary Property, participating in different events from those found in the Literary Property, and whose plot is substantially different from that of the Literary Property. The Seller will have the right to exercise publication rights (i.e., in book or magazine form) any time.

Page - 109

Pacific Gold Entertainment Inc.

(c)
The Seller agrees not to exercise, or permit any other person to exercise, any other rights (including but not limited to motion picture or allied rights) of any kind in or to any author-written sequel earlier than one year after the first general release of the first Picture produced hereunder, or two years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier, provided such restriction on the Seller’s exercise of said author-written sequel rights will be extended to any period during which there is in effect, in any particular country or territory, a network television broadcasting agreement for a television motion picture, (i) based upon the Literary Property, or (ii) based upon any Picture produced in the exercise of rights assigned herein, or (iii) using a character or characters of the Literary Property, plus one year, which will also be a restricted period in such country or territory, whether such period occurs wholly or partly during or entirely after the one (1) year period first referred to in this clause. Any disposition of motion picture or allied rights in an author-written sequel made to any person or company other than PGE will be made subject to the following limitations and restrictions:

(d)
Since the characters of the Literary Property are included in the exclusive grant of motion picture rights to PGE, no sequel rights or television series rights to the Literary Property may be granted, but such characters from the Literary Property which are contained in the author-written sequel may be used in a motion picture and remakes of it whose plot is based substantially on the plot of the respective author-written sequel.

It is expressly agreed that the Seller’s reserved rights under this sub clause relate only to material written or authorized by the Seller and not to any revision, adaptation, sequel, translation or dramatization written or authorized by PGE, although the same may contain characters or other elements contained in the Literary Property.

3.
RIGHT TO MAKE CHANGES: The Seller agrees that PGE will have the unlimited right to vary, change, alter, modify, add to and/or delete from the Literary Property, and to rearrange and/or transpose the Literary Property and change the sequence of it and the characters and descriptions of the characters contained in the Literary Property, and to use a portion or portions of the Literary Property or the characters, plots, or theme of it with any other literary, dramatic or other material of any kind. The Seller waives the benefits of any provisions of law known as the “droit moral” or any similar law in any country of the world and agrees not to permit or prosecute any action or lawsuit on the ground that any Picture or other version of the Literary Property produced or exhibited by PGE, its assignees or licensees, in any way constitutes an infringement of any of the Seller’s droit moral or is in any way a defamation or mutilation of the Literary Property or any part of it or contains unauthorized variations, alterations, modifications, changes or translations.

4.
DURATION AND EXTENT OF RIGHTS GRANTED: PGE will enjoy, solely and exclusively, all the rights, licenses, privileges and property granted hereunder throughout the world, in perpetuity, as long as any rights in the Literary Property are recognized in law or equity, except as far as such period of perpetuity may be shortened due to any now existing or future copyright by the Seller of the Literary Property and/or any adaptations of it, in which case PGE will enjoy its sole and exclusive rights, licenses, privileges and property hereunder to the fullest extent permissible under and for the full duration of such copyright or copyrights, whether common law or statutory, and any renewals and/or extensions of it, and will after that enjoy all such rights, licenses, privileges and property non-exclusively in perpetuity throughout the world. The rights granted herein are in addition to and will not be construed in derogation of any rights which PGE may have as a member of the public or pursuant to any other agreement. All rights, licenses, privileges and property granted herein to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

(a)
All rights granted or agreed to be granted to PGE under this agreement will be irrevocably vested in PGE and will not be subject to rescission by the Seller or any other party for any cause, nor will said rights be subject to termination or reversion by operation of law or otherwise, except to the extent, if any, that the provisions of any copyright law or similar law relating to the right to terminate grants of, or recapture rights in, literary property may apply. If, pursuant to any such copyright law or similar law, the Seller or any successor or any other legally designated party (all herein referred to as the “terminating party”) becomes entitled to exercise any right to reversion, recapture or termination (the “termination right”) with respect to all or any part of the rights granted or to be granted under this Agreement,

Page - 110

(b)
and if the terminating party exercises said termination right with respect to all or part of said rights (the “recaptured rights”), then from and after the date on which the terminating party has the right to transfer to a third party all or part of the recaptured rights, PGE will have the first right to purchase and acquire the recaptured rights from the terminating party. If the terminating party is prepared to accept a bona fide offer from a third party with respect to all or part of the recaptured rights, then in each such instance the terminating party will notify PGE of such offer which the terminating party is prepared to accept and the name of the third party who made the offer to the terminating party, and the terminating party will offer PGE the right to enter into an agreement with the terminating party with respect to the recaptured rights on the aforesaid terms and conditions. PGE will have 30 days from the date of its receipt of such written offer within which to notify the terminating party of its acceptance of such offer. If PGE acquires from the terminating party all or part of the recaptured rights, then the terminating party agrees to enter into appropriate written agreements with PGE covering said acquisition. If PGE elects not to purchase the recaptured rights from the terminating party, then the terminating party may dispose of said recaptured rights, but only to the aforesaid third party and only upon the terms and conditions specified in the aforesaid written notice given by the terminating party to PGE, it being understood and agreed that the terminating party may not dispose of said recaptured rights either to: (i) any other proposed transferee; or (ii) upon terms and conditions which are more favorable to any transferee than the terms and conditions previously offered to PGE hereunder, without again offering to enter into an agreement with PGE on: (A) the terms offered to such other transferee; or (B) such more favorable terms and conditions offered to said proposed transferee, whichever of (A) or (B) will apply. Any such required offer made to PGE by the terminating party will be governed by the procedure set forth in the preceding four sentences of this Paragraph. The unenforceability of any portion of this paragraph will not invalidate or affect the remaining portions of this paragraph or this agreement.

5.	CONSIDERATION: As consideration for all rights granted and assigned to PGE and for the Seller’s representations and warranties, PGE agrees to pay to the Seller, and the Seller agrees to accept:

(a)
For a theatrical or television motion picture $32,000. CDN payment (payable first day of production, in equal but not preferred order to other parties involved in receiving deferred payment), besides any sums paid in connection with the option periods so payable upon exercise of the option to acquire the Literary Property.

6.	REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the universe, of that certain original literary material written by the Seller entitled “BLOOD”.

(b)	Facts: The Seller represents and warrants to PGE as follows:
(i) The Seller is the sole author and creator of the Literary Property.

(ii) The Literary Property was registered for copyright in the name of BLOOD, under copyright registration number (Pending) in the Office of the United States Register of Copyrights, Washington, D.C.

(iii) No motion picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation, or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with respect to the Literary Property, or with respect to any rights therein have been made or entered by or on behalf of the Seller (except with respect to the Publication of the Literary Property as set forth above).

(iii)	None of the rights herein granted and assigned to PGE have been granted and/or assigned to any person, firm or corporation other than PGE.

Page - 111

Pacific Gold Entertainment Inc.

(c)
No Infringement or Violation of Third-Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, except material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic or other material; that no material contained in the Literary Property is libelous or violative of the right of privacy of any person; that the full utilization of any and all rights in and to the Literary Property granted by the Seller pursuant to this agreement will not violate the rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the universe, of all rights in and to the Literary Property granted herein to PGE; that the Seller has not assigned, licensed or in any manner encumbered, diminished or impaired any such rights; that the Seller has not committed or omitted to perform any act by which such rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part thereof, or in any rights granted herein to PGE. The Seller further represents and warrants that no attempt will be made hereafter to encumber, diminish or impair any of the rights granted herein and that all appropriate protection of such rights will continue to be maintained by the Seller.

7.	INDEMNIFICATION:

(a)
The Seller agrees to indemnify PGE against all judgments, liability, damages, penalties, losses and expense (including reasonable attorneys’ fees) which may be suffered or assumed by or obtained against PGE by reason of any breach or failure of any warranty or agreement made by the Seller in this agreement.

(b)
PGE will not be liable to the Seller for damages of any kind in connection with any Picture it may produce, distribute or exhibit, or for damages for any breach of this agreement (except failure to pay the money consideration herein specified) occurring or accruing before PGE has had reasonable notice and opportunity to adjust or correct such matters.

(c)	All rights, licenses and privileges herein granted to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

8.
PROTECTION OF RIGHTS GRANTED: The Seller grants to PGE the free and unrestricted right, but at PGE’s own cost and expense, to institute in the name and on behalf of the Seller, or the Seller and PGE jointly, any and all suits and proceedings at law or in equity, to enjoin and restrain any infringements of the rights herein granted, and assigns and sets over to PGE any and all causes of action relative to or based upon any such infringement, as well as any and all recoveries obtained thereon. The Seller will not compromise, settle or in any manner interfere with such litigation if brought; and PGE agrees to indemnify and hold the Seller harmless from any costs, expenses, or damages that the Seller may suffer as a result of any such suit or proceeding.

9.	COPYRIGHT: Regarding the copyright in and to the Literary Property, the Seller agrees that:

(a)
The Seller will prevent the Literary Property and any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof, whether published or unpublished and whether copyrighted or not copyrighted, from vesting in the public domain, and will take or cause to be taken any and all steps and proceedings required for copyright or similar protection in any and all countries in which the same may be published or offered for sale, insofar as such countries now or hereafter provide for copyright or similar protection. Any contract or agreement entered into by the Seller authorizing or permitting the publication of the Literary Property or any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof in any country will contain appropriate provisions requiring such publisher to comply with all the provisions of this clause.

Page - 112

(b)
Without limiting the generality of the foregoing, if the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof is published in the United States or in any other country in which registration is required for copyright or similar protection in accordance with the laws and regulations of such country, and the Seller further agrees to affix or cause to be affixed to each copy of the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof which is published or offered for sale such notice or notices as may be required for copyright or similar protection in any country in which such publication or sale occurs.

(c)
At least six months prior to the expiration of any copyright required by this provision for the protection of the Literary Property, the Seller will renew (or cause to be renewed) such copyright, as permitted by applicable law, and any and all rights granted PGE hereunder will be deemed granted to PGE throughout the full period of such renewed copyright, without the payment of any additional consideration, it being agreed that the consideration payable to the Seller under this agreement will be deemed to include full consideration for the grant of such rights to PGE throughout the period of such renewed copyright.

(d)
If the Literary Property, or any arrangement, revision, translation, novelization, dramatization or new version thereof, will ever enter the public domain, then nothing contained in this agreement will impair any rights or privileges that the PGE might be entitled to as a member of the public; thus, the PGE may exercise any and all such rights and privileges as though this agreement were not in existence. The rights granted in this agreement by the Seller to PGE, and the representations, warranties, undertakings and agreements made under this agreement by the Seller, will endure in perpetuity and will be in addition to any rights, licenses, privileges or property of PGE referred to in this sub clause (d).

10.
CREDIT OBLIGATIONS: PGE will have the right to publish, advertise, announce and use in any manner or medium, the name, biography and photographs or likenesses of the Seller in connection with any exercise by PGE of its rights hereunder, provided such use will not constitute an endorsement of any product or service.

During the term of the Writers Guild of Canada Minimum Basic Agreement (“WGC Agreement”), as it may be amended, the credit provisions of the WGC Agreement will govern the determination of credits, if any, which the PGE will accord the Seller hereunder in connection with photoplays.

Subject to the foregoing, the Seller will be accorded the following credit at Producer’s discretion on screen and in paid ads controlled by PGE and in which any other writer is accorded credit, and in size of type (as to height, width, thickness and boldness) equal to the largest size of type in which any other writer is accorded credit:
“Written by Mark Tuit”

Additionally, if PGE exploits any other rights in and to the Literary Property, then PGE agrees to give appropriate source material credit to the Literary Property, to the extent that such source material credits are customarily given in connection with the exploitation of such rights.

No casual or inadvertent failure to comply with any of the provisions of this clause will be deemed a breach of this agreement by the PGE. The Seller expressly acknowledges that in the event of a failure or omission constituting a breach of the provisions of this paragraph, the damage (if any) caused the Seller thereby is not irreparable or sufficient to entitle the Seller to injunctive or other equitable relief. Consequently, the Seller’s rights and remedies in the event of such breach will be limited to the right to recover damages in an action at law. PGE agrees to provide in its contracts with distributors of the Picture that such distributors will honor PGE’s contractual credit commitments and agrees to inform such distributors of the credit provisions herein.

Page - 113

Pacific Gold Entertainment Inc.

11.
RIGHT OF FIRST NEGOTIATION: The term “Right of First Negotiation” means that if, after the expiration of an applicable time limitation, the Seller desires to dispose of or exercise a particular right reserved to the Seller herein (the “Reserved Right”), whether directly or indirectly, then the Seller will notify PGE in writing and immediately negotiate with PGE regarding such Reserved Right. If, after the expiration of 90 days following the receipt of such notice, no agreement has been reached, then the Seller may negotiate with third parties regarding such Reserved Right subject to Clause 12 infra.

12.
RIGHT OF LAST REFUSAL: The term “Right of Last Refusal” means that if PGE and the Seller fail to reach an agreement pursuant to PGE’s right of first negotiation, and the Seller makes and/or receives any bona fide offer to license, lease and/or purchase the particular Reserved Right or any interest therein (a “Third-Party Offer”), and if the proposed purchase price and other material terms of a Third-Party Offer are no more favorable to the Seller than the terms which were acceptable to PGE during the first negotiation period, the Seller will notify PGE, by registered mail or telegram, if the Seller proposes to accept such Third-Party Offer, the name of the offerer, the proposed purchase price, and other terms of such Third-Party Offer. During the period of 30 days after PGE’s receipt of such notice, PGE will have the exclusive option to license, lease and/or purchase, as the case may be, the particular Reserved Right or interest referred to in such Third-Party Offer, at the same purchase price and upon the same terms and conditions as set forth in such notice. If PGE elects to exercise thereof by registered mail or telegram within such thirty (30) day period, failing which the Seller will be free to accept such Third-Party Offer; provided that if any such proposed license, lease and/or sale is not consummated with a third party within 90 days following the expiration of the aforesaid 30 day period, PGE’s Right of Last Refusal will revive and will apply to each and every further offer or offers at any time received by the Seller relating to the particular Reserved Right or any interest therein; provided, further, that PGE’s option will continue in full force and effect, upon all terms and conditions of this paragraph, so long as the Seller retains any rights, title or interest in or to the particular Reserved Right. PGE’s Right of Last Refusal will inure to the benefit of PGE, its successors and assigns, and will bind the Seller and the Seller’s heirs, successors and assigns.

13.
NO OBLIGATION TO PRODUCE: Nothing herein will be construed to obligate PGE to produce, distribute, release, perform or exhibit any motion picture, television, theatrical or other production based upon, adapted from or suggested by the Literary Property, in whole or in part, or otherwise to exercise, exploit or make any use of any rights, licenses, privileges or property granted herein to PGE.

14.
ASSIGNMENT: PGE may assign and transfer this agreement or all or any part of its rights hereunder to any person, firm or corporation without limitation, and this agreement will be binding upon and inure to the benefit of the parties hereto and their successors, representatives and assigns forever.

15.
NO PUBLICITY: The Seller will not, without PGE’s prior written consent in each instance, issue or authorize the issuance or publication of any new story or publicity relating to (i) this agreement, (ii) the subject matter or terms hereof, or to any use by PGE, its successors, licensees and assigns, and (iii) any of the rights granted PGE hereunder.

16.	AGENT COMMISSIONS: PGE will not be liable for any compensation or fee to any agent of the Seller in connection with this Agreement.

17.
ADDITIONAL DOCUMENTATION: The Seller agrees to execute and procure any other and further instruments necessary to transfer, convey, assign and copyright all rights in the Literary Property granted herein by the Seller to PGE in any country throughout the world. If it will be necessary under the laws of any country that copyright registration be acquired in the name of the Seller, PGE is authorized by the Seller to apply for said copyright registration thereof; and, in such event, the Seller will and does assign and transfer the same unto PGE, subject to the rights in the Literary Property reserved hereunder by the Seller. The Seller further agrees, upon request, to duly execute, acknowledge, procure and deliver to PGE such short form assignments as may be requested by PGE for the purpose of copyright recordation in any country, or otherwise. If the Seller fails to so execute and deliver, or cause to be executed and delivered, the assignments or other instruments herein referred to, PGE is irrevocably granted the power coupled with an interest to execute such assignments and instruments in the name of the Seller and as the Seller’s attorney-in-fact.

18.
NOTICES: All notices to PGE under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to PGE at #7 - 534 Cambie Street Vancouver BC V6B- 2N7, and all notices to the Seller under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to the Seller at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7. The date of such deposit will be deemed to be the date of service of such notice.

19.
ARBITRATION: Any controversy or claim arising out of or in relation to this Agreement or the validity, construction or performance of the Agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this Agreement by reference. If the American Film Marketing Association will refuse to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

[This space intentionally left blank]

Page - 114

Pacific Gold Entertainment Inc.

20.	MISCELLANEOUS:

(a)	Relationship: This agreement between the parties does not constitute a joint venture or partnership of any kind.
(b)
Cumulative Rights and Remedies: All rights, remedies, licenses, undertakings, obligations, covenants, privileges and other property granted herein will be cumulative, and PGE may exercise or use any of them separately or in conjunction with any one or more of the others.

(c)
Waiver: A waiver by either party of any term or condition of this agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or any subsequent breach thereof.

(d)
Severability: If any provision of this agreement as applied to either party or any circumstances will be adjudged by a court to be void and unenforceable, such will in no way affect any other provision of this agreement, the application of such provision in any other circumstance, or the validity or enforceability of this agreement.

(e)	Governing Law: This agreement will be construed in accordance with the laws of the Province of British Columbia applicable to agreement which are executed and fully performed within said Province.
(f)	Captions: Captions are inserted for reference and convenience only and in no way define, limit or describe the scope of this agreement or intent of any provision.
(g)
Entire Understanding: This agreement contains the entire understanding of the parties relating to the subject matter, and this agreement cannot be changed except by written agreement executed by the party to be bound.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit         10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun     10 July 2006
__________________________________  ___________________________________
Ron Loudoun (CFO)            Date

Page - 115

Pacific Gold Entertainment Inc.

EXHIBIT “B”

OPTION AGREEMENT
(Short Form)

For good and valuable consideration, receipt of which is acknowledged, the undersigned grants to Pacific Gold Entertainment Inc. (“PGE”), its successors and assigns, the sole and exclusive option to purchase all motion picture and certain allied rights, in the original literary and/or dramatic work (the “Work”) described as follows:

Title: Blood
Author: Mark Tuit
Copyright Registration: (Pending)

The Work includes but is not limited to: (i) all contents; (ii) all present and future adaptations; (iii) the title, characters and theme; and (iv) the copyright and all renewals and extensions of copyright.

This instrument is executed in accordance with and is subject to the agreement (the “Option Agreement”) between the undersigned and the PGE dated as of July 10, 2006, relating to the option granted to the PGE to purchase the above-mentioned rights in the Work, which rights are more fully described in the Purchase Agreement, attached to the Option Agreement.

Per: /s/ Mark Tuit         10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Attest:  /s/ Witness                    10 July 2006
__________________________________  ___________________________________
(Witness)             Date

Page - 116

Exhibit 4.5

Page - 117

Pacific Gold Entertainment Inc.

OPTION & LITERARY PURCHASE AGREEMENT

THIS OPTION & LITERARY PURCHASE AGREEMENT, made and entered into as of July 10, 2006, by and between Pacific Gold Entertainment Inc., having an office at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“PGE”) and Somnambulist Imagery Inc., having an office at #6 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” Seller”).

1. SELLER’S REPRESENTATIONS AND WARRANTIES:
(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original literary material written by Mark Tuit entitled SUBHUMAN 2 (the “Literary Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said literary material:
(i)	The Seller is the sole author of the Literary Property.
(ii)	The Literary Property was registered for copyright in the name of SUBHUMAN 2, under copyright registration number (Pending), in the Office of the United States Register of Copyrights, Washington, D.C.

No Motion Picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the Literary Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the Literary Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic, or other material; that as far as the Seller has knowledge, no material in the Literary Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Literary Property which are covered by the within option would not violate any rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of the rights in the Literary Property, which are covered by the within option; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part of it, or in the rights which are covered by the within option. The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

Without limiting any other rights PGE may have in the Literary Property, the Seller agrees that if there is any claim and/or litigation involving any breach or alleged breach of any such representations and warranties of the Seller, the option period granted hereunder and any periods within which PGE may, pursuant to the provisions of Clause 3 hereof, extend the option, will automatically be extended until no claim and/or litigation involving any breach or alleged breach of any such representation and warranties of the Seller is outstanding, but in any event not for a period more than one additional year.

Page - 118

Pacific Gold Entertainment Inc.

Any time after the occurrence of such a claim and/or litigation until the expiration of the option period, as extended, PGE may, besides any other rights and remedies PGE may have in the Literary Property, rescind this agreement and in such event, despite anything else to the contrary contained herein, the Seller agrees to repay PGE any monies paid by PGE to the Seller hereunder concerning the Literary Property and any reasonable amounts expended by PGE in developing or exploiting the Literary Property. Without limiting the generality of the foregoing, the Seller agrees that the Seller will not, any time during the option period, exercise or authorize or permit the exercise by others of any of the rights covered by the option or any of the rights reserved by the Seller under the provisions of Exhibit “A”, which are not to be exercised or licensed to others during any period therein specified.

2.
CONSIDERATION FOR OPTION: In consideration of the payment to the Seller of the sum of $1.00, receipt of which is acknowledged, the Seller agrees to and does give and grant to PGE the exclusive and irrevocable option to purchase from the Seller the rights in the Literary Property as described in Exhibit “A” for the total purchase price specified and payable as provided in Exhibit “A”, provided that any sums paid under this Clause 2 or any other provision of this agreement with respect to the option will be credited against the first sums payable on account of such purchase price. If PGE fails to exercise this option, then the sums paid to the Seller hereunder with respect to the option will be and remain the sole property of the Seller.

3.	OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending August 1, 2008 (the “Initial Option Period”).

4.	EXERCISE OF OPTION:
(a)	Notice of Exercise: If PGE elects to exercise the within option, PGE (any time during the Initial Option Period) will serve upon the Seller notice of the exercise of it.

(b)	The purchase price will be paid to the Seller according to Exhibit “A”.

5.
EFFECTIVENESS OF EXHIBITS “A” AND“B”: Concurrently with the execution of this agreement, the Seller has executed Exhibits “A” (Literary Purchase Agreement) and “B” (Short Form Option Agreement for Recordation), which are undated, and it is agreed that if PGE exercises the option (but not otherwise), then the signature of the Seller to Exhibits “A” and “B” will be deemed to be effective, and these Exhibits will constitute valid and binding agreements and assignment effective as of the date of exercise of such option, and PGE is authorized and empowered to date such instruments accordingly. If PGE fails to exercise the option, then the signature of the Seller to Exhibits “A” and “B” will be void and of no further force or effect whatever, and PGE will not be deemed to have acquired any rights in or to the Literary Property other than the option hereinabove provided for. If PGE exercises the option, PGE will execute and deliver to the Seller copies of Exhibit “A”, dated as of the date of the exercise of the option, and the Seller will, if so requested by PGE, execute and deliver to PGE additional copies of Exhibits “A” and “B”. Notwithstanding the failure or omission of either party to execute and/or deliver such additional documents, it is agreed that upon the exercise of the option by PGE pursuant to the provisions of Exhibit “A” will be deemed vested in PGE, effective as of the date of exercise of the option, which rights will be irrevocable.

6.
RIGHT TO ENGAGE IN PRE-PRODUCTION: The Seller acknowledges that PGE may, at its own expense, during the Initial Option Period, undertake pre-production activities in connection with any of the rights to be acquired hereunder including, without limitation, the preparation and submission of treatments and/or screenplays based on the Literary Property.

7.
RESTRICTIONS: During the Initial Option Period, the Seller will not exercise or otherwise use any of the rights herein granted to PGE and as more particularly described in Exhibit “A” hereof nor the rights reserved to the Seller pursuant to Clause 2 (Rights Reserved) of Exhibit “A”, nor will the Seller permit the use of nor will the Seller use any other right the Seller has reserved in a way that would in any manner or for any purpose unfairly compete with, interfere with or conflict with the full and unrestricted use of the rights herein granted to PGE and as described in Exhibit “A”.

Page - 119

Pacific Gold Entertainment Inc.

8.
ASSIGNMENT: This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

9.
FORCE MAJEURE:“Force Majeure” means any fire, flood, earthquake or public disaster; strike, labor dispute or unrest; embargo, riot, war, insurrection or civil unrest; any act of God, any act of legally constituted authority; or any other cause beyond PGE’s control which would excuse PGE’s performance as a matter of law. If because of Force Majeure, PGE’s performance hereunder is delayed or prevented, then the Initial Option period will be extended for the time of such delay or prevention.

10.
SECTION HEADINGS: The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, construe this agreement or any part or provision of it.

11.
ARBITRATION: Any controversy or claim arising out of or in relation to this agreement or the validity, construction or performance of this agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this agreement by reference. If the American Film Marketing Association refuses to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

12.
ENTIRE AGREEMENT: This agreement, including the Exhibits attached hereto, contains the complete understanding and agreement between the parties with respect to the within subject matter, and supersedes all other agreements between the parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto. This agreement will in all respects be subject to the laws of the Province of British Columbia applicable to agreements executed and wholly performed within such Province. All the rights, licenses, privileges and property herein granted to PGE are irrevocable and not subject to rescission, restraint, or injunction under any or all circumstances.

IN WITNESS WHEREOF, the parties hereto have signed this Option & Literary Purchase Agreement as of the day and year first hereinabove written.

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun
___________________________________
BUYER: Ron Loudoun (CFO)

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit
___________________________________
SELLER: Mark Tuit (President)

Page - 120

Pacific Gold Entertainment Inc.

EXHIBIT “A”

This Literary Purchase Agreement made on July 10, 2006, by and between Somnambulist Imagery Inc (hereinafter the “Seller”) and Pacific Gold Entertainment Inc. (hereinafter “PGE”).

WITNESSETH

WHEREAS, the Seller is the sole and exclusive owner throughout the world of all rights in and to the literary work entitled: SUBHUMAN 2 (previously known as SHELF LIFE), written by Mark Tuit, which work has been filed in the United States Copyright Office under Copyright Registration Number (Pending); this work, including all adaptations and/or versions, the titles, characters, plots, themes and storyline, is collectively called the “Literary Property”; and

WHEREAS, PGE wants to acquire certain rights of the Seller in consideration for the purchase price provided herein and in reliance upon the Seller’s representations and warranties;

NOW, THEREFORE, the parties agree to as follows:

1.
RIGHTS GRANTED: The Seller sells, grants, conveys and assigns to PGE, its successors, licensees and assigns exclusively and forever, all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to the Literary Property and in and to the copyright of it and all renewals and extensions of copyright. Included among the rights granted to PGE hereunder (without in any way limiting the grant of rights hereinabove made) are the following sole and exclusive rights throughout the world:

(a)
To make, produce, adapt and copyright one or more motion picture adaptations or versions, whether fixed on film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or through any other technical process whether now known or from now on devised, based in whole or in part on the Literary Property, of every size, gauge, colour or type, including, but not limited to, musical motion pictures and remakes of and sequels to any motion picture produced hereunder and motion pictures in series or serial form, and for such purposes to record and reproduce and license others to record and reproduce, in synchronization with such motion pictures, spoken words taken from or based upon the text or theme of the property and any kinds of music, musical accompaniments and/or lyrics to be performed or sung by the performers in any such motion picture and any other kinds of sound and sound effects.

(b)	To exhibit, perform, rent, lease and generally deal in and with any motion picture produced hereunder:
(i)
by all means or technical processes whatsoever, whether now known or from now on devised including, by way of example only, film, tape, disc, wire, audio-visual cartridge, cassette, DVD, or television (including commercially sponsored, sustaining, and subscription or pay-per-view television, or any derivative of it); and

(ii)	anywhere whatsoever, including homes, theatres and elsewhere, and whether a fee is charged, directly or indirectly, for viewing any such motion picture.

(c)
To broadcast, transmit or reproduce the Literary Property or any adaptation or version of it (including without limitations to, any motion picture produced hereunder and/or any script or other material based on or using the Literary Property or any of the characters, themes or plots of it), by means of television or any process analogous thereto whether now known or from now on devised (including commercially sponsored, sustaining and subscription or pay-per-view television, Internet and Video on Demand), by motion pictures produced on films or by means of magnetic tape, wire, disc, audio-visual cartridge, DVD, or any other device now known or from now on devised and including such television productions presented in series or serial form, and the exclusive right generally to exercise for television purposes all the rights granted to PGE hereunder for motion picture purposes.

Page - 121

Pacific Gold Entertainment Inc.

(d)
Without limiting any other rights granted PGE, to broadcast and/or transmit by television or radio or any process analogous thereto whether now known or from now on devised, all or any part of the Literary Property or any adaptation or version of it, including any motion picture or any other version or versions of it, and announcements about said motion picture or other version or versions, for advertising, publicizing or exploiting such motion picture or other version or versions, which broadcasts or transmissions may be accomplished with living actors performing simultaneously with such broadcast or transmission or by any other method or means including the use of motion pictures (including trailers) reproduced on film or by means of magnetic tape or wire or through other recordings or transcriptions.

(e)
To publish and copyright or cause to be published and copyrighted in the name of the PGE or its nominee in any languages throughout the world, in any form or media, synopses, novelizations, serializations, dramatizations, abridged and/or revised versions of the Literary Property, adapted from the Literary Property or from any motion picture and/or other version of the Literary Property for advertising, publicizing and/or exploiting any such motion picture and/or other version.

(f)
For the foregoing purposes to use all or any part of the Literary Property and any of the characters, plots, themes and/or ideas contained therein, and the title of the Literary Property and any title or subtitle of any component of the Literary Property, and to use said titles or subtitles for any motion picture or other version or adaptation whether the same is based on or adapted from the Literary Property and/or as the title of any musical composition contained in any such motion picture or other version or adaptation.

(g)
To use and exploit commercial or merchandise tie-ups and recordings of any sort and nature arising out of or connected with the Literary Property and/or its motion picture or other versions and/or the title or titles of it and/or the characters of it and/or their names or characteristics.

All rights, licenses, privileges and property herein granted PGE will be cumulative and PGE may exercise or use any or all said rights, licenses, privileges or property simultaneously with or in connection with or separately and apart from the exercise of any other of said rights, licenses, privileges and property. If the Seller from now on makes or publishes or permits to be made or published any revision, adaptation, sequel, translation or dramatization or other versions of the Literary Property, then PGE will have and the Seller grants to PGE without payment therefore all of the same rights therein as are herein granted PGE. The terms “Picture” and “Pictures” as used herein will be deemed to mean or include any present or future kind of motion picture production based upon the Literary Property, with or without sound recorded and reproduced synchronously with it, whether the same is produced on film or digitally or by any other method or means now or from now on used for the production, exhibition and/or transmission of any kind of motion picture productions.

2.	RIGHTS RESERVED: The following rights are reserved to the Seller for the Seller’s use and disposition, subject, however, to the provisions of this agreement:

(a)
Stage Rights: The right to perform the Literary Property or adaptations of it on the spoken stage with actors appearing in person in the immediate presence of the audience, provided no broadcast, telecast, recording, photography or other reproduction of such performance is made. The Seller agrees not to exercise, or permit any other person to exercise, said stage rights earlier than three (3) years after the first general release or telecast, if earlier, of the first Picture produced hereunder, or five (5) years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier.

(b)
Author-Written Sequel: A literary property (story, novel, drama or otherwise), whether written before or after the Literary Property and whether written by the Seller or by a successor in interest of the Seller, using one or more of the characters appearing in the Literary Property, participating in different events from those found in the Literary Property, and whose plot is substantially different from that of the Literary Property. The Seller will have the right to exercise publication rights (i.e., in book or magazine form) any time.

Page - 122

Pacific Gold Entertainment Inc.

(c)
The Seller agrees not to exercise, or permit any other person to exercise, any other rights (including but not limited to motion picture or allied rights) of any kind in or to any author-written sequel earlier than one year after the first general release of the first Picture produced hereunder, or two years after the date of exercise of PGE’s option to acquire the Literary Property, whichever is earlier, provided such restriction on the Seller’s exercise of said author-written sequel rights will be extended to any period during which there is in effect, in any particular country or territory, a network television broadcasting agreement for a television motion picture, (i) based upon the Literary Property, or (ii) based upon any Picture produced in the exercise of rights assigned herein, or (iii) using a character or characters of the Literary Property, plus one year, which will also be a restricted period in such country or territory, whether such period occurs wholly or partly during or entirely after the one (1) year period first referred to in this clause. Any disposition of motion picture or allied rights in an author-written sequel made to any person or company other than PGE will be made subject to the following limitations and restrictions:

(d)
Since the characters of the Literary Property are included in the exclusive grant of motion picture rights to PGE, no sequel rights or television series rights to the Literary Property may be granted, but such characters from the Literary Property which are contained in the author-written sequel may be used in a motion picture and remakes of it whose plot is based substantially on the plot of the respective author-written sequel.

It is expressly agreed that the Seller’s reserved rights under this sub clause relate only to material written or authorized by the Seller and not to any revision, adaptation, sequel, translation or dramatization written or authorized by PGE, although the same may contain characters or other elements contained in the Literary Property.

3.
RIGHT TO MAKE CHANGES: The Seller agrees that PGE will have the unlimited right to vary, change, alter, modify, add to and/or delete from the Literary Property, and to rearrange and/or transpose the Literary Property and change the sequence of it and the characters and descriptions of the characters contained in the Literary Property, and to use a portion or portions of the Literary Property or the characters, plots, or theme of it with any other literary, dramatic or other material of any kind. The Seller waives the benefits of any provisions of law known as the “droit moral” or any similar law in any country of the world and agrees not to permit or prosecute any action or lawsuit on the ground that any Picture or other version of the Literary Property produced or exhibited by PGE, its assignees or licensees, in any way constitutes an infringement of any of the Seller’s droit moral or is in any way a defamation or mutilation of the Literary Property or any part of it or contains unauthorized variations, alterations, modifications, changes or translations.

4.
DURATION AND EXTENT OF RIGHTS GRANTED: PGE will enjoy, solely and exclusively, all the rights, licenses, privileges and property granted hereunder throughout the world, in perpetuity, as long as any rights in the Literary Property are recognized in law or equity, except as far as such period of perpetuity may be shortened due to any now existing or future copyright by the Seller of the Literary Property and/or any adaptations of it, in which case PGE will enjoy its sole and exclusive rights, licenses, privileges and property hereunder to the fullest extent permissible under and for the full duration of such copyright or copyrights, whether common law or statutory, and any renewals and/or extensions of it, and will after that enjoy all such rights, licenses, privileges and property non-exclusively in perpetuity throughout the world. The rights granted herein are in addition to and will not be construed in derogation of any rights which PGE may have as a member of the public or pursuant to any other agreement. All rights, licenses, privileges and property granted herein to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

(a)
All rights granted or agreed to be granted to PGE under this agreement will be irrevocably vested in PGE and will not be subject to rescission by the Seller or any other party for any cause, nor will said rights be subject to termination or reversion by operation of law or otherwise, except to the extent, if any, that the provisions of any copyright law or similar law relating to the right to terminate grants of, or recapture rights in, literary property may apply. If, pursuant to any such copyright law or similar law, the Seller or any successor or any other legally designated party (all herein referred to as the “terminating party”) becomes entitled to exercise any right to reversion, recapture or termination (the “termination right”) with respect to all or any part of the rights granted or to be granted under this Agreement,

Page - 123

Pacific Gold Entertainment Inc.

(b)
and if the terminating party exercises said termination right with respect to all or part of said rights (the “recaptured rights”), then from and after the date on which the terminating party has the right to transfer to a third party all or part of the recaptured rights, PGE will have the first right to purchase and acquire the recaptured rights from the terminating party. If the terminating party is prepared to accept a bona fide offer from a third party with respect to all or part of the recaptured rights, then in each such instance the terminating party will notify PGE of such offer which the terminating party is prepared to accept and the name of the third party who made the offer to the terminating party, and the terminating party will offer PGE the right to enter into an agreement with the terminating party with respect to the recaptured rights on the aforesaid terms and conditions. PGE will have 30 days from the date of its receipt of such written offer within which to notify the terminating party of its acceptance of such offer. If PGE acquires from the terminating party all or part of the recaptured rights, then the terminating party agrees to enter into appropriate written agreements with PGE covering said acquisition. If PGE elects not to purchase the recaptured rights from the terminating party, then the terminating party may dispose of said recaptured rights, but only to the aforesaid third party and only upon the terms and conditions specified in the aforesaid written notice given by the terminating party to PGE, it being understood and agreed that the terminating party may not dispose of said recaptured rights either to: (i) any other proposed transferee; or (ii) upon terms and conditions which are more favorable to any transferee than the terms and conditions previously offered to PGE hereunder, without again offering to enter into an agreement with PGE on: (A) the terms offered to such other transferee; or (B) such more favorable terms and conditions offered to said proposed transferee, whichever of (A) or (B) will apply. Any such required offer made to PGE by the terminating party will be governed by the procedure set forth in the preceding four sentences of this Paragraph. The unenforceability of any portion of this paragraph will not invalidate or affect the remaining portions of this paragraph or this agreement.

5.	CONSIDERATION: As consideration for all rights granted and assigned to PGE and for the Seller’s representations and warranties, PGE agrees to pay to the Seller, and the Seller agrees to accept:

(a)
For a theatrical or television motion picture $32,000. CDN payment (payable first day of production, in equal but not preferred order to other parties involved in receiving deferred payment), besides any sums paid in connection with the option periods so payable upon exercise of the option to acquire the Literary Property.

6.	REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor: The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the universe, of that certain original literary material written by the Seller entitled “SUBHUMAN 2”.

(b)	Facts: The Seller represents and warrants to PGE as follows:
(i) The Seller is the sole author and creator of the Literary Property.

(ii) The Literary Property was registered for copyright in the name of SUBHUMAN 2, under copyright registration number (Pending) in the Office of the United States Register of Copyrights, Washington, D.C.

(iii) No motion picture or dramatic version of the Literary Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation, or program based on the Literary Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with respect to the Literary Property, or with respect to any rights therein have been made or entered by or on behalf of the Seller (except with respect to the Publication of the Literary Property as set forth above).

(iii)	None of the rights herein granted and assigned to PGE have been granted and/or assigned to any person, firm or corporation other than PGE.

Page - 124

Pacific Gold Entertainment Inc.

(c)
No Infringement or Violation of Third-Party Rights: The Seller represents and warrants to PGE that the Seller has not adapted the Literary Property from any other literary, dramatic or other material of any kind, nature or description, nor, except material which is in the public domain, has the Seller copied or used in the Literary Property the plot, scenes, sequence or story of any other literary, dramatic or other material; that the Literary Property does not infringe upon any common law or statutory rights in any other literary, dramatic or other material; that no material contained in the Literary Property is libelous or violative of the right of privacy of any person; that the full utilization of any and all rights in and to the Literary Property granted by the Seller pursuant to this agreement will not violate the rights of any person, firm or corporation; and that the Literary Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights: The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the universe, of all rights in and to the Literary Property granted herein to PGE; that the Seller has not assigned, licensed or in any manner encumbered, diminished or impaired any such rights; that the Seller has not committed or omitted to perform any act by which such rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Literary Property, or in any part thereof, or in any rights granted herein to PGE. The Seller further represents and warrants that no attempt will be made hereafter to encumber, diminish or impair any of the rights granted herein and that all appropriate protection of such rights will continue to be maintained by the Seller.

7.	INDEMNIFICATION:

(a)
The Seller agrees to indemnify PGE against all judgments, liability, damages, penalties, losses and expense (including reasonable attorneys’ fees) which may be suffered or assumed by or obtained against PGE by reason of any breach or failure of any warranty or agreement made by the Seller in this agreement.

(b)
PGE will not be liable to the Seller for damages of any kind in connection with any Picture it may produce, distribute or exhibit, or for damages for any breach of this agreement (except failure to pay the money consideration herein specified) occurring or accruing before PGE has had reasonable notice and opportunity to adjust or correct such matters.

(c)	All rights, licenses and privileges herein granted to PGE are irrevocable and not subject to rescission, restraint or injunction under any circumstances.

8.
PROTECTION OF RIGHTS GRANTED: The Seller grants to PGE the free and unrestricted right, but at PGE’s own cost and expense, to institute in the name and on behalf of the Seller, or the Seller and PGE jointly, any and all suits and proceedings at law or in equity, to enjoin and restrain any infringements of the rights herein granted, and assigns and sets over to PGE any and all causes of action relative to or based upon any such infringement, as well as any and all recoveries obtained thereon. The Seller will not compromise, settle or in any manner interfere with such litigation if brought; and PGE agrees to indemnify and hold the Seller harmless from any costs, expenses, or damages that the Seller may suffer as a result of any such suit or proceeding.

9.	COPYRIGHT: Regarding the copyright in and to the Literary Property, the Seller agrees that:

(a)
The Seller will prevent the Literary Property and any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof, whether published or unpublished and whether copyrighted or not copyrighted, from vesting in the public domain, and will take or cause to be taken any and all steps and proceedings required for copyright or similar protection in any and all countries in which the same may be published or offered for sale, insofar as such countries now or hereafter provide for copyright or similar protection. Any contract or agreement entered into by the Seller authorizing or permitting the publication of the Literary Property or any arrangements, revisions, translations, novelizations, dramatizations or new versions thereof in any country will contain appropriate provisions requiring such publisher to comply with all the provisions of this clause.

Page - 125

Pacific Gold Entertainment Inc.

(b)
Without limiting the generality of the foregoing, if the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof is published in the United States or in any other country in which registration is required for copyright or similar protection in accordance with the laws and regulations of such country, and the Seller further agrees to affix or cause to be affixed to each copy of the Literary Property or any arrangement, revision, translation, novelizations, dramatization or new version thereof which is published or offered for sale such notice or notices as may be required for copyright or similar protection in any country in which such publication or sale occurs.

(c)
At least six months prior to the expiration of any copyright required by this provision for the protection of the Literary Property, the Seller will renew (or cause to be renewed) such copyright, as permitted by applicable law, and any and all rights granted PGE hereunder will be deemed granted to PGE throughout the full period of such renewed copyright, without the payment of any additional consideration, it being agreed that the consideration payable to the Seller under this agreement will be deemed to include full consideration for the grant of such rights to PGE throughout the period of such renewed copyright.

(d)
If the Literary Property, or any arrangement, revision, translation, novelization, dramatization or new version thereof, will ever enter the public domain, then nothing contained in this agreement will impair any rights or privileges that the PGE might be entitled to as a member of the public; thus, the PGE may exercise any and all such rights and privileges as though this agreement were not in existence. The rights granted in this agreement by the Seller to PGE, and the representations, warranties, undertakings and agreements made under this agreement by the Seller, will endure in perpetuity and will be in addition to any rights, licenses, privileges or property of PGE referred to in this sub clause (d).

10.
CREDIT OBLIGATIONS: PGE will have the right to publish, advertise, announce and use in any manner or medium, the name, biography and photographs or likenesses of the Seller in connection with any exercise by PGE of its rights hereunder, provided such use will not constitute an endorsement of any product or service.

During the term of the Writers Guild of Canada Minimum Basic Agreement (“WGC Agreement”), as it may be amended, the credit provisions of the WGC Agreement will govern the determination of credits, if any, which the PGE will accord the Seller hereunder in connection with photoplays.

Subject to the foregoing, the Seller will be accorded the following credit at Producer’s discretion on screen and in paid ads controlled by PGE and in which any other writer is accorded credit, and in size of type (as to height, width, thickness and boldness) equal to the largest size of type in which any other writer is accorded credit:

“Written by Mark Tuit”

Additionally, if PGE exploits any other rights in and to the Literary Property, then PGE agrees to give appropriate source material credit to the Literary Property, to the extent that such source material credits are customarily given in connection with the exploitation of such rights.

No casual or inadvertent failure to comply with any of the provisions of this clause will be deemed a breach of this agreement by the PGE. The Seller expressly acknowledges that in the event of a failure or omission constituting a breach of the provisions of this paragraph, the damage (if any) caused the Seller thereby is not irreparable or sufficient to entitle the Seller to injunctive or other equitable relief. Consequently, the Seller’s rights and remedies in the event of such breach will be limited to the right to recover damages in an action at law. PGE agrees to provide in its contracts with distributors of the Picture that such distributors will honor PGE’s contractual credit commitments and agrees to inform such distributors of the credit provisions herein.

Page - 126

Pacific Gold Entertainment Inc.

11.
RIGHT OF FIRST NEGOTIATION: The term “Right of First Negotiation” means that if, after the expiration of an applicable time limitation, the Seller desires to dispose of or exercise a particular right reserved to the Seller herein (the “Reserved Right”), whether directly or indirectly, then the Seller will notify PGE in writing and immediately negotiate with PGE regarding such Reserved Right. If, after the expiration of 90 days following the receipt of such notice, no agreement has been reached, then the Seller may negotiate with third parties regarding such Reserved Right subject to Clause 12 infra.

12.
RIGHT OF LAST REFUSAL: The term “Right of Last Refusal” means that if PGE and the Seller fail to reach an agreement pursuant to PGE’s right of first negotiation, and the Seller makes and/or receives any bona fide offer to license, lease and/or purchase the particular Reserved Right or any interest therein (a “Third-Party Offer”), and if the proposed purchase price and other material terms of a Third-Party Offer are no more favorable to the Seller than the terms which were acceptable to PGE during the first negotiation period, the Seller will notify PGE, by registered mail or telegram, if the Seller proposes to accept such Third-Party Offer, the name of the offerer, the proposed purchase price, and other terms of such Third-Party Offer. During the period of 30 days after PGE’s receipt of such notice, PGE will have the exclusive option to license, lease and/or purchase, as the case may be, the particular Reserved Right or interest referred to in such Third-Party Offer, at the same purchase price and upon the same terms and conditions as set forth in such notice. If PGE elects to exercise thereof by registered mail or telegram within such thirty (30) day period, failing which the Seller will be free to accept such Third-Party Offer; provided that if any such proposed license, lease and/or sale is not consummated with a third party within 90 days following the expiration of the aforesaid 30 day period, PGE’s Right of Last Refusal will revive and will apply to each and every further offer or offers at any time received by the Seller relating to the particular Reserved Right or any interest therein; provided, further, that PGE’s option will continue in full force and effect, upon all terms and conditions of this paragraph, so long as the Seller retains any rights, title or interest in or to the particular Reserved Right. PGE’s Right of Last Refusal will inure to the benefit of PGE, its successors and assigns, and will bind the Seller and the Seller’s heirs, successors and assigns.

13.
NO OBLIGATION TO PRODUCE: Nothing herein will be construed to obligate PGE to produce, distribute, release, perform or exhibit any motion picture, television, theatrical or other production based upon, adapted from or suggested by the Literary Property, in whole or in part, or otherwise to exercise, exploit or make any use of any rights, licenses, privileges or property granted herein to PGE.

14.
ASSIGNMENT: PGE may assign and transfer this agreement or all or any part of its rights hereunder to any person, firm or corporation without limitation, and this agreement will be binding upon and inure to the benefit of the parties hereto and their successors, representatives and assigns forever.

15.
NO PUBLICITY: The Seller will not, without PGE’s prior written consent in each instance, issue or authorize the issuance or publication of any new story or publicity relating to (i) this agreement, (ii) the subject matter or terms hereof, or to any use by PGE, its successors, licensees and assigns, and (iii) any of the rights granted PGE hereunder.

16.	AGENT COMMISSIONS: PGE will not be liable for any compensation or fee to any agent of the Seller in connection with this Agreement.

17.
ADDITIONAL DOCUMENTATION: The Seller agrees to execute and procure any other and further instruments necessary to transfer, convey, assign and copyright all rights in the Literary Property granted herein by the Seller to PGE in any country throughout the world. If it will be necessary under the laws of any country that copyright registration be acquired in the name of the Seller, PGE is authorized by the Seller to apply for said copyright registration thereof; and, in such event, the Seller will and does assign and transfer the same unto PGE, subject to the rights in the Literary Property reserved hereunder by the Seller. The Seller further agrees, upon request, to duly execute, acknowledge, procure and deliver to PGE such short form assignments as may be requested by PGE for the purpose of copyright recordation in any country, or otherwise. If the Seller fails to so execute and deliver, or cause to be executed and delivered, the assignments or other instruments herein referred to, PGE is irrevocably granted the power coupled with an interest to execute such assignments and instruments in the name of the Seller and as the Seller’s attorney-in-fact.

Page - 127

Pacific Gold Entertainment Inc.

18.
NOTICES: All notices to PGE under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to PGE at #7 - 534 Cambie Street Vancouver BC V6B- 2N7, and all notices to the Seller under this agreement will be sent by Canada Post registered mail, postage prepaid, or by telegram addressed to the Seller at #7 - 534 Cambie Street, Vancouver, British Columbia, V6B 2N7. The date of such deposit will be deemed to be the date of service of such notice.

19.
ARBITRATION: Any controversy or claim arising out of or in relation to this Agreement or the validity, construction or performance of the Agreement, or the breach thereof, will be resolved by arbitration in accordance with the rules and procedures of the American Film Marketing Association, as said rules may be amended from time to time with rights of discovery if requested from the arbitrator. Such rules and procedures are incorporated and made a part of this Agreement by reference. If the American Film Marketing Association will refuse to accept jurisdiction of such dispute, then the parties will arbitrate such matter before and in accordance with the rules of the Canadian Arbitration Association under its jurisdiction in Vancouver, British Columbia before a single arbitrator familiar with entertainment law. The parties will have the right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator. The parties hereto will abide by and perform any award rendered in any arbitration conducted pursuant hereto, that any court having jurisdiction thereof may issue a judgment based upon such award and that the prevailing party in such arbitration and/or confirmation proceeding will be entitled to recover its reasonable attorneys fees and expenses. The arbitration award will be final, binding and non-appealable.

[This space intentionally left blank]

Page - 128

Pacific Gold Entertainment Inc.

20.	MISCELLANEOUS:

(a)	Relationship: This agreement between the parties does not constitute a joint venture or partnership of any kind.
(b)
Cumulative Rights and Remedies: All rights, remedies, licenses, undertakings, obligations, covenants, privileges and other property granted herein will be cumulative, and PGE may exercise or use any of them separately or in conjunction with any one or more of the others.

(c)
Waiver: A waiver by either party of any term or condition of this agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or any subsequent breach thereof.

(d)
Severability: If any provision of this agreement as applied to either party or any circumstances will be adjudged by a court to be void and unenforceable, such will in no way affect any other provision of this agreement, the application of such provision in any other circumstance, or the validity or enforceability of this agreement.

(e)	Governing Law: This agreement will be construed in accordance with the laws of the Province of British Columbia applicable to agreement which are executed and fully performed within said Province.
(f)	Captions: Captions are inserted for reference and convenience only and in no way define, limit or describe the scope of this agreement or intent of any provision.
(g)
Entire Understanding: This agreement contains the entire understanding of the parties relating to the subject matter, and this agreement cannot be changed except by written agreement executed by the party to be bound.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

Somnambulist Imagery Inc.

Per: /s/ Mark Tuit     10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)    Date

Pacific Gold Entertainment Inc.

Per: /s/ Ron Loudoun     10 July 2006
__________________________________  ___________________________________
Ron Loudoun (CFO)    Date

Page - 129

Pacific Gold Entertainment Inc.

EXHIBIT “B”

OPTION AGREEMENT
(Short Form)

For good and valuable consideration, receipt of which is acknowledged, the undersigned grants to Pacific Gold Entertainment Inc. (“PGE”), its successors and assigns, the sole and exclusive option to purchase all motion picture and certain allied rights, in the original literary and/or dramatic work (the “Work”) described as follows:

Title: Subhuman 2
Author: Mark Tuit
Copyright Registration: (Pending)

The Work includes but is not limited to: (i) all contents; (ii) all present and future adaptations; (iii) the title, characters and theme; and (iv) the copyright and all renewals and extensions of copyright.

This instrument is executed in accordance with and is subject to the agreement (the “Option Agreement”) between the undersigned and the PGE dated as of July 10, 2006, relating to the option granted to the PGE to purchase the above-mentioned rights in the Work, which rights are more fully described in the Purchase Agreement, attached to the Option Agreement.

Per: /s/ Mark Tuit         10 July 2006
__________________________________  ___________________________________
Mark Tuit (Writer)            Date

Attest:  /s/ Witness                    10 July 2006
__________________________________  ___________________________________
(Witness)             Date

Page - 130

Exhibit 11

Page - 131

PACIFIC GOLD ENTERTAINMENT INC.

Code of Ethics

Overview

PGE Inc. has adopted a code of ethics (the “Code”) that is applicable to every officer, director, employee and consultant of the company and its affiliates (collectively the “Employee” or “Employees”). The Code reaffirms the high standards of business conduct required of all Employees. The Code is part of PGE Inc.’s continuing efforts to (1) ensure that it complies with all applicable laws, (2) have an effective program in place to prevent and detect violations of law, and (3) educate and train its Employees to be aware and understand ethical business practices. In most circumstances, the Code sets standards that are higher than the law requires.

PGE Inc. has also adopted eight corporate values: Focus, Respect, Excellence, Accountability, Teamwork, Integrity, Open Communications and Positive Attitude. See Schedule “A” for a statement on each value. The values have been adopted to provide a framework for all Employees in conducting themselves in their jobs. These values are not intended to substitute for the Code, but will serve as guidelines in helping the Employees to conduct PGE Inc.’s business in accordance with the Code.

The Code is not intended to cover every possible situation in which an Employee may find himself or herself. It is meant to give each Employee the boundaries within which PGE Inc. expects each Employee to conduct himself or herself while representing PGE Inc. An Employee may find himself or herself in a situation where there is no clear guidance given by the Code. If that occurs, return to the objective stated below: common sense, good judgment, high ethical standards and integrity, and refer to PGE Inc.‘s values. In addition, there are many resources upon which an Employee may rely, including the President and other PGE Inc. officers and management. Together all Employees can continue to make PGE Inc. a company that sets a standard for fashion service companies.

Objective

One of PGE Inc.’s objectives is to conduct all business operations in the utmost ethical manner utilizing common sense, good judgment, high ethical standards and integrity. PGE Inc. cares about its Employees, shareholders, clients, suppliers, and the communities in which it conducts its business operations. In the course of meeting its business objectives, PGE Inc. considers it essential that all Employees understand and comply with the Code and therefore share and participate in PGE Inc.’s way of conducting business.

Standard of Conduct

PGE Inc. insists that all aspects of its business operations are conducted with honesty, integrity and fairness, and with respect for the interests of those affected by its business and activities. PGE Inc. also expects the same in its relationships with all those with whom it does business.

Each Employee must maintain and foster integrity and honesty in all dealings with clients and all business transactions. Each Employee must commit to act according to the highest ethical standards and is expected to apply ethical business practices in administrative and financial aspects of the business operations of PGE Inc.

Page - 132

No code of conduct can hope to lay down appropriate behavior for every situation, nor should it seek to do so. Each Employee is required to make a careful and considered judgment of what is right and proper in any particular situation.

It is the obligation of every Employee in conducting the business operations of PGE Inc. to be responsible, honest, trustworthy, conscientious, and dedicated to the highest standards of ethical business practices. Accordingly, all Employees are required to avoid not only impropriety, but also the appearance of impropriety in conducting the business operations of PGE Inc.

Obeying the Law

All Employees of PGE Inc. are required to comply with (1) the letter and the spirit of laws and regulations of the countries in which PGE Inc. conducts business operations, (2) the accepted business practices in commercial markets, and (3) any contractual terms and conditions applicable to any business transaction.

It is expected that each Employee will use common sense, good judgment, high ethical standards and integrity in all the Employee’s business dealings.

Each Employee must commit to know and abide by all applicable laws and regulations. Employees are expected to be familiar with the Code as it applies to their duties. Each Employee is required to follow and to comply with the Code. A refusal by any Employee to agree to be bound by the Code will be grounds for discipline up to and including dismissal.

A breach of any law, regulation or ethical standard by any Employee will not be justified by the pursuit of profit or the departure from acceptable practice by competitors.

Enforcement of Code

The Code will be enforced at all levels fairly and without prejudice. Any breach of any standard of the Code may result in disciplinary action, up to and including termination.

Mark Tuit, PGE Inc.’s chief executive officer, has been appointed as Compliance Officer of PGE Inc., responsible for overseeing compliance with, and enforcement of, the Code. Ron Loudoun, PGE Inc.’s chief financial officer, has been appointed as Assistant Compliance Officer of PGE Inc., responsible for overseeing compliance with, and enforcement of, the Code. If an Employee encounters a situation that the Employee is not able to resolve by reference to the Code, the Employee should ask for help from the Compliance Officer or the Assistant Compliance Officer if they need assistance in understanding or interpreting any part of the Code.

Any Employee who, in good faith, has reason to believe any operation or activity of PGE Inc. is in violation of the law or of the Code must call the matter to the attention of the Compliance Officer. See Schedule “B” for a non-exhaustive list of reportable violations.

If the Employee has reason to believe that it would be inappropriate to report the operation or activity to the Compliance Officer, the Employee should report it to the Assistant Compliance Officer. All reports will be reviewed and investigated and as necessary under the circumstances, and the reporting Employee should provide sufficient information to enable a complete investigation to be undertaken.

Page - 133

Any Employee who makes an allegation in good faith reasonably believing that a person has violated the law or the Code will be protected against retaliation.

Violations of the law or the Code will subject Employees to disciplinary action, up to and including termination of employment. In addition, Employees involved may subject themselves and PGE Inc. to severe penalties, including fines and possible imprisonment. Compliance with the law and high ethical standards in the conduct of PGE Inc.’s business should be a top priority for each Employee.

Insider Trading, Securities Compliance and Public Statements

Securities laws prohibit anyone who is in possession of material, non-public information (“Insider Information”) about a company from purchasing or selling stock of that company, or communicating the information to others. Information is considered “material” if a reasonable investor would consider it to be important in making a decision to buy or sell that stock. Some examples include financial results and projections, new products, acquisitions, major new contracts or alliances prior to the time that they are publicly announced. Employees who become aware of such Inside Information about PGE Inc. must refrain from trading in the shares of PGE Inc. until the Inside Information is publicly announced.

Employees must also refrain from disclosing the insider Information to persons who do not have a need to know, whether they are inside PGE Inc. or outside, such as spouses, relatives or friends.

PGE Inc. makes regular formal disclosures of its financial performance and results of operations to the investment community. PGE Inc. also regularly issues press releases. Other than those public statements, which go through official channels, Employees are prohibited from communicating outside PGE Inc. about PGE Inc.’s business, financial performance or future prospects. Such communications include questions from securities analysts, reporters or other news media, but also include seemingly innocent discussions with family, friends, neighbors or acquaintances.

Financial Reporting

PGE Inc. is required to maintain a variety of records for purposes of reporting to the government. PGE Inc. requires all Employees to maintain full compliance with applicable laws and regulations requiring that its books of account and records be accurately maintained. Specifics of these requirements are available from the Compliance Officer.

Accuracy of Records

PGE Inc.’s accounting records and supporting documents must accurately describe and reflect the nature and result of PGE Inc.’s business operations. All activities and results of PGE Inc.’s business operations must be presented in a fair and balanced manner.

All business transactions must be properly authorized as well as completely and accurately recorded on PGE Inc.’s books. Procedures for doing so must comply with PGE Inc.’s financial policy and follow PGE Inc.’s policy for authorization and documentation, as well as follow generally accepted accounting practices. Budget proposals and other financial evaluations and forecasts must fairly represent all information relevant to the business transaction. In addition, no unrecorded cash funds or other asset accounts will be established or maintained for any purpose. Misapplication or improper use of corporate or property or false entry to records by any Employee or by others must be reported to PGE Inc.’s Board of Directors.

Page - 134

Record Keeping and Retention

To help maintain the integrity of PGE Inc.’s record-keeping and reporting systems, each Employee must know his or her area’s records retention procedures, including how data is stored and retrieved. It is that person’s responsibility to know how to document and transact any entries or records that he or she is responsible for. All Employees are expected to comply fully and accurately with all audits, including responding in a timely fashion to requests for records or other material from or on behalf of PGE Inc.’s auditors or management.

Communicating Accurate and Timely Information

In all interactions and communications, whether with shareholders, the public, clients, government agencies, or others inside or outside of PGE Inc., each Employee is expected to be truthful and forthright. This includes making accurate statements, not misrepresentations or statements intended to mislead or misinform; and responding promptly, accurately, and with full disclosure to requests from governmental agencies for information or documents.

Confidentiality

Employees must respect the confidentiality of information received in the course of business dealings and must never use such information for personal gain. Information given by Employees in the course of business dealings must be true and fair and never designed to mislead.

Confidential information can only be revealed upon written authorization of management.

Employees must not use or disclose PGE Inc.’s trade secrets, proprietary, or confidential information, or any other confidential information gained in the performance of PGE Inc. as a means of making private profit, gain or benefit.

Employees must not use Internet bulletin boards or chat rooms to discuss matters or opinions related to PGE Inc. or any of its industries, or to respond to comments about PGE Inc. In today’s electronic age, posting information on Internet bulletin boards or even communicating in chat rooms is the same as “speaking to the media”.

Health and Safety

PGE Inc. is committed to protecting the health and safety of its Employees. PGE Inc. expects employees to obey all laws and regulations designed to protect the health and safety of all employees, and to obtain and fully observe all permits necessary to do business. At the very least, all Employees should be familiar with and comply with safety regulations applicable to their work areas. PGE Inc. will make, to the extent possible, reasonable accommodations for the known physical or mental limitations of its Employees. Employees who require an accommodation should contact the Compliance Officer. PGE Inc. will then engage in an interactive process to determine what reasonable accommodations may exist.

Page - 135

Declaration of Interest

Each Employee is expected to avoid any activity, investment or association that interferes with the independent exercise of his or her judgment in PGE Inc.’s best interests (“Conflicts of Interest”). Conflicts of Interest can arise in many situations and occur most often in cases where the Employee or the Employee’s family obtains some personal benefit at the expense of PGE Inc.’s best interests.

No Employee, or any member of Employee’s immediate family, is allowed to accept money, gifts of other than nominal value, unusual entertainment, loans, or any other preferential treatment from any customer or supplier of PGE Inc. where any obligation may be incurred or implied on the giver or the receiver or where the intent is to prejudice the recipient in favor of the provider. Likewise, no Employee is allowed to give money, gifts of other than nominal value, unusual entertainment or preferential treatment to any customer or supplier of PGE Inc., or any employee or family members thereof, where any obligation might be incurred or implied, or where the intent is to prejudice the recipient in favor of PGE Inc. No Employee is allowed to solicit or accept kickbacks, whether in the form of money, goods, services or otherwise, as a means of influencing or rewarding any decision or action taken by a foreign or domestic vendor, customer, business partner, government employee or other person whose position may affect PGE Inc.’s business.

No Employee will use PGE Inc.’s property, services, equipment or business for personal gain or benefit.

Each Employee is required to reveal any personal interest that may impinge or might reasonably be deemed by others to impinge on the Employee’s business dealings with any industry partners of PGE Inc..

Employees may not: (1) act on behalf of, or own a substantial interest in, any company or firm that does business, or competes, with PGE Inc.; (2) conduct business on behalf of PGE Inc. with any company or firm in which the Employee or a family member has a substantial interest or affiliation. Exceptions require advance written approval from PGE Inc.’s Board of Directors.

Employees should not create the appearance that they are personally benefiting in any outside endeavor as a result of their employment by PGE Inc., or that PGE Inc. is benefiting by reason of their outside interests. Any Employee who is not sure whether a proposed action would present a conflict of interest or appear unethical should consult with the Compliance Officer.

PGE Inc. expects its Employees to avoid (1) personal activities and financial interests that could conflict with their responsibilities and obligations and (2) giving assistance to competitors, which could be in conflict with the interests of PGE Inc. or its clients. All Employees are required to seek the consent of PGE Inc. management if they intend to become partners or shareholders in companies outside PGE Inc.’s corporate structure.

Fair Competition

PGE Inc.’s policy is to comply fully with competition and antitrust laws throughout the world. PGE Inc. is committed to vigorous yet fair competition and supports the development of appropriate competition laws. Each Employee must avoid any business arrangement that might prevent the effective operation of fair competition. It is advised that each Employee consult with the Compliance Officer before attending a meeting with a party who may be viewed as a competitor.

Page - 136

International Trade

PGE Inc. must comply with a variety of laws around the world regarding its activities. In some cases, the law prohibits the disclosure of information, whether the disclosure occurs within the U.S. or elsewhere, and whether or not the disclosure is in writing.

U.S. law and the Code prohibits giving, offering, or promising anything of value to any public official in the U.S. or any foreign country to influence any official act, or to cause an official to commit or omit any act in violation of his or her lawful duty. The Foreign Corrupt Practices Act precludes payments to non-U.S. government officials for the purpose of obtaining or retaining business, even if the payment is customary in that country. This law applies anywhere in the world to U.S. citizens, nationals, residents, businesses or employees of U.S. businesses. Because PGE Inc. is a U.S. company, this law applies to PGE Inc. and all of its subsidiaries. Any questions on this policy should be directed to the Compliance Officer.

Government Relations

PGE Inc. is prohibited by law from making any contributions or expenditures in connection with any U.S. national election. This includes virtually any activity that furnishes something of value to an election campaign for a federal office. Use of PGE Inc.’s name in supporting any political position or ballot measure, or in seeking the assistance of any elected representative, requires the specific approval of the President of PGE Inc. Political contributions or expenditures are not to be made out of PGE Inc.’s funds in any foreign country, even if permitted by local law, without the consent of the President of PGE Inc.

Vendors, Contractors, Consultants and Temporary Workers

Vendors, contractors, consultants or temporary workers who are acting on PGE Inc.’s behalf, or are on PGE Inc.’s property, are expected to follow the law, the Code, and honor PGE Inc.’s values. Violations will subject the person or firm to sanctions up to and including loss of the contract, the contracting or consulting agreement, or the discharge from temporary assignment.

Compliance with the Code

It is the responsibility of PGE Inc.’s Board of Directors to ensure that the standards embodied in the Code are communicated to, understood and observed by all Employees. PGE Inc.’s Board of Directors will not criticize management for any loss of business resulting from adherence to the Code. Equally, PGE Inc.’s Board of Directors undertakes that no Employee will suffer as a consequence of bringing to their attention or that of senior management, a breach or suspected breach of the Code.

The standards set out in the Code directly reflect PGE Inc.’s high ethical standards. PGE Inc. expects and requires each and every Employee, as a representative of PGE Inc., to fulfill PGE Inc.’s ethical commitment in a way that is visible to the outside world with which PGE Inc. conducts its business operations.

Each Employee is responsible for complying with the standards set out in the Code and must ensure that their personal conduct is above reproach.

Page - 137

Each Employee has an obligation to assure that the conduct of others around him or her complies with the Code.

All Employees have a legal, moral, and ethical duty to report to PGE Inc.’s Board of Directors and the appropriate authorities any known or suspected violations of law, regulations or corporate policy, including the Code.

Breaches of law, regulations and the standards of conduct listed above may lead to serious consequences for the Employee concerned.

Annual Acknowledgement

Each Employee will be required to sign a statement annually that he or she has read and understands PGE Inc.’s Code of Ethics. This statement will also require that the Employee state that he or she is in full compliance with the Code. The form of statement is attached as Schedule “C”.

Page - 138

Schedule “A”

VALUES

FOCUS: We exist only because we are in the film production business.

RESPECT: We value all people, treating them with dignity at all times.

EXCELLENCE: We strive for “Best in Class” in everything we do.

ACCOUNTABILITY: We do what we say we will do and expect the same from others.

TEAMWORK: We believe that cooperative action produces superior results.

INTEGRITY: We are honest with each other, our customers, our partners, our shareholders and ourselves

OPEN COMMUNICATION: We share information, ask for feedback, acknowledge good work, and encourage diverse ideas.

POSITIVE ATTITUDE: We work hard, are rewarded for it, and maintain a positive attitude with a good sense of perspective, humor and enthusiasm.

Page - 139

Schedule “B”

Reportable Violations - Anonymous Reporting Program

Accounting Error
Accounting Omissions
Accounting Misrepresentations
Auditing Matters
Compliance/Regulation Violations
Corporate Scandal
Domestic Violence
Discrimination
Embezzlement
Environmental Damage
Ethics Violation
Fraud
Harassment
Industrial Accidents
Misconduct
Mistreatment
Poor Customer Service
Poor Housekeeping
Sabotage
Securities Violation
Sexual Harassment
Substance Abuse
Theft
Threat of Violence
Unfair Labor Practice
Unsafe Working Conditions
Vandalism
Waste
Waste of Time and Resources
Workplace Violence

Page - 140

Schedule “C”

Acknowledgement and Certification Statement

I acknowledge and certify that I have read and understand the information set forth in the Code of Ethics of Pacific Gold Entertainment Inc. and will comply with these principles in my daily work activities. I am not aware of any violation of the standards of PGE Inc.’s Code of Ethics.

Date: ________________________________________________________________________________________

Name (print): __________________________________________________________________________________

Position: _____________________________________________________________________________________

Address: _____________________________________________________________________________________

Signature: ____________________________________________________________________________________

Page - 141

Exhibit 15.1

Page - 142

PACIFIC GOLD ENTERTAINMENT INC.

AUDIT COMMITTEE CHARTER

Committee Role

The committee’s role is to act on behalf of the Board of Directors and oversee all material aspects of PGE Inc.’s reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the Board of Directors. The audit committee’s role includes a particular focus on the qualitative aspects of financial reporting to shareholders and on PGE Inc.’s processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the committee responsible for: (1) selection and oversight of PGE Inc.’s independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by PGE Inc.’s employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and, (6) funding for the outside auditor and any outside advisors engagement by the audit committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

Committee Membership

The committee will consist of the entire Board of Directors. The committee will have access to its own counsel and other advisors at the committee’s sole discretion.

Committee Operating Principles

The committee will fulfill its responsibilities within the context of the following overriding principles:

1.
Communications - The chairperson and others on the committee will, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the committee’s knowledge of relevant current and prospective business issues.

2.
Committee Education/Orientation - The committee, with management, will develop and participate in a process for review of important financial and operating topics that present potential significant risk to PGE Inc. Additionally, individual committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which PGE Inc. operates.

Page - 143

3.
Annual Plan - The committee, with input from management and other key committee advisors, will develop an annual plan responsive to the “primary committee responsibilities” detailed herein. The annual plan will be reviewed and approved by the Board of Directors.

4.
Meeting Agenda - Committee meeting agendas will be the responsibility of the committee chairperson, with input from committee members. It is expected that the chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

5.
Committee Expectations and Information Needs - The committee will communicate committee expectations and the nature, timing, and extent of committee information needs to management, internal audit, and external parties, including external auditors. Written materials, including key performance indicators and measures related to key business and financial risks will be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume members of the Board of Directors have reviewed written materials in sufficient depth to participate in committee/board dialogue.

6.	External Resources -The committee will be authorized to access internal and external resources, as the committee requires, to carry out its responsibilities.

7.
Committee Meeting Attendees - The committee will request members of management, counsel, internal audit, and external auditors, as applicable, to participate in committee meetings, as necessary, to carry out the committee responsibilities. Periodically and at least annually, the committee will meet in private session with only the committee members. It will be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the audit committee or committee chairperson with or without management attendance. In any case, the committee will meet in executive session separately with internal and external auditors, at least annually.

8.
Reporting to the Board of Directors - The committee, through the committee chairperson, will report periodically, as deemed necessary, but at least semi-annually, to the Board of Directors. In addition, summarized minutes from committee meetings, separately identifying monitoring activities from approvals, will be available to each board member at least one week prior to the subsequent Board of Directors’ meeting.

9.
Committee Self Assessment - The committee will review, discuss, and assess its own performance as well as the committee role and responsibilities, seeking input from senior management, the Board of Directors, and others. Changes in role and/or responsibilities, if any, will be recommended to the Board of Directors for approval.

Meeting Frequency

The committee will meet at least three times quarterly. Additional meetings will be scheduled as considered necessary by the committee or chairperson.

Reporting to Shareholders

The committee will make available to shareholders a summary report on the scope of its activities. This may be identical to the report that appears in PGE Inc.’s annual report.

Page - 144

Committee’s Relationship with External and Internal Auditors

1.	The external auditors, in their capacity as independent public accountants, will be responsible to the Board of Directors and the audit committee as representatives of the shareholders.

2.
As the external auditors review financial reports, they will be reporting to the audit committee. They will report all relevant issues to the committee responsive to agreed-on committee expectations. In executing its oversight role, the Board of Directors or committee should review the work of external auditors.

3.
The committee will annually review the performance (effectiveness, objectivity, and independence) of the external and internal auditors. The committee will ensure receipt of a formal written statement from the external auditors consistent with standards set by the Independent Standards Board and the Securities and Exchange Commission. Additionally, the committee will discuss with the auditor relationships or services that may affect auditor objectivity or independence. If the committee is not satisfied with the auditors’ assurances of independence, it will take or recommend to the Board of Directors appropriate action to ensure the independence of the external auditor.

4.	The internal audit function will be responsible to the Board of Directors through the committee.

5.
If either the internal or the external auditors identify significant issues relative to the overall board responsibility that have been communicated to management but, in their judgment, have not been adequately addressed, they should communicate these issues to the committee chairperson.

6.	Changes in the directors of internal audit or corporate compliance will be subject to committee approval.

Primary Committee Responsibilities
Monitor Financial Reporting and Risk Control Related Matters

The committee should review and assess:

1.
Risk Management - PGE Inc.’s business risk management process, including the adequacy of PGE Inc.’s overall control environment and controls in selected areas representing significant financial and business risk.

2.	Annual Reports and Other Major Regulatory Filings - All major financial reports in advance of filings or distribution.

3.
Internal Controls and Regulatory Compliance - PGE Inc.’s system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations, and noncompliance with the corporate code of conduct.

4.	Internal Audit Responsibilities - The annual audit plan and the process used to develop the plan. Status of activities, significant findings, recommendations, and management’s response.

Page - 145

5.
Regulatory Examinations - Securities and Exchange Commission inquiries and the results of examinations by other regulatory authorities in terms of important findings, recommendations, and management’s response.

6.
External Audit Responsibilities - Auditor independence and the overall scope and focus of the annual/interim audit, including the scope and level of involvement with unaudited quarterly or other interim-period information.

7.
Financial Reporting and Controls - Key financial statement issues and risks, their impact or potential effect on reported financial information, the processes used by management to address such matters, related auditor views, and the basis for audit conclusions. Important conclusions on interim and/or year-end audit work in advance of the public release of financials.

8.
Auditor Recommendations - Important internal and external auditor recommendations on financial reporting, controls, other matters, and management’s response. The views of management and auditors on the overall quality of annual and interim financial reporting.

The committee should review, assess, and approve:

1.	the code of ethical conduct,

2.	changes in important accounting principles and the application thereof in both interim and annual financial reports,

3.	significant conflicts of interest and related-party transactions,

4.	external auditor performance and changes in external audit firm (subject to ratification by the Board of Directors),

5.	internal auditor performance and changes in internal audit leadership and/or key financial management,

6.	procedures for whistle blowers,

7.	pre-approve allowable services to be provided by the auditor, and

8.	retention of complaints.

Page - 146