Form 20-F
period 2007-04-30
Pacific Gold Entertainment Inc.
filed 2009-12-03
CIK 1230405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 20-F

 (Mark one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)3 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   April 30, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________________________

For the transition period from ________________________ to ________________________

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

Class	Outstanding at April 30, 2007
Shares of Common Stock	10,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[    ]   Yes      [ X ]   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        [  X ]   Yes      [    ]  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.           [    ]   Yes      [ X ]   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and larger accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Larger accelerated filer   [    ]                                                                                     Accelerated filer   [    ]                                                                Non-accelerated filer  [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   [ X ]                                                                                                                                        International Financial Reporting Standards as issued   [    ]Other  [    ]
  by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate y check mark which financial statement item the registrant has elected to follow.
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

Item 3. Key Information.
A.           Selected financial data.

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of Pacific Gold Entertainment Inc. (“PGE Inc.”) as of April 30, 2007 and 2006 including the notes thereto, and “Item 5 - Operating and Financial Review and Prospects” included in this annual report.  The selected financial data set forth below for the last four fiscal years are derived from the audited financial statements of PGE Inc., which have been audited by Pannell Kerr Forster, registered independent chartered accountants.  PGE Inc.’s financial statements are maintained in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States of America.  PGE Inc. has commenced doing business as a film producer.

(US$)	April 30
Statement of Operations Data	2007	2006	2005	2004
	$	$	$	$
Revenue – Sales	0	0	8,464	0
Costs of sales	0	0	5,120	0
Website construction and maintenance (recovery)	(4,351)	4,218	10,000	0
Operating expenses	126,537	5,521	9,513	6,189
Total expenses	122,186	9,739	19,513	6,189
Net loss	(122, 186)	(9,739)	(16,169)	(6,189)
Other comprehensive income (loss)	(4,245)	(2,307)	0	87
Comprehensive loss	(126,431)	(12,046)	(16,169)	(6,102)

Weighted average number of shares	10,000,000	10,000,000	10,000,000	10,000,000
Basic and diluted loss per shares	$(0.01)	$(0.00)	$(0.00)	$(0.00)

(US$)	April 30
Statement of Operations Data	2007	2006	2005	2004
	$	$	$	$
Cash and cash equivalents	0	4,294	0	13

Total current assets	48,710	9,234	3,344	13

Total Assets	529,592	9,234	3,344	13

Accounts payable and accrued liabilities	119,257	15,988	17,144	3,644
Due to related parties	549,013	28,589	9,497	3,497
Total Liabilities	677,523	44,577	26,641	7,141

Shareholders’ equity (deficiency)	(147,931)	(35,343)	(23,297)	(7,128)

Total Liabilities and Shareholders’ Equity	529,592	9,234	3,344	13

Page - 3

Exchange Rates

PGE Inc. records its finances in Canadian (CDN) dollars and reports its operations in US dollars.  Fluctuation in the exchange rate between the CDN dollar and the US dollar will affect the amount of dollars reported in its financial statements and paid out in respect of cash dividends or other distributions paid in CDN dollars by PGE Inc.  The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of one US dollar in CDN funds.  No representation is made that the CDN dollar amounts referred to herein could have been or could be converted into US dollars at any particular rate, or at all.  On November 27, 2009 the noon buying rate was CDN$1.0624 to US$1.00 [Source:  Bank of Canada].

High and Low Exchange Rates for Previous Six Months
	High	Low
November 2009	1.0774	1.0460
October 2009	1.0845	1.0292
September 2009	1.1065	1.0613
August 2009	1.1079	1.0686
July 2009	1.1655	1.0790
June 2009	1.1625	1.0827

Annual Average Exchange Rates May 1 to April 30
CDN$ per US$1.00
2008	1.0225
2007	1.1377
2006	1.1861
2005	1.2702
2004	1.3434

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

A note provided by PGE Inc.’s independent auditors in PGE Inc.’s financial statements for the period from inception, March 21, 2003 through April 30, 2007 states there is a substantial doubt about PGE Inc.’s ability to continue as a going concern, which is due to PGE Inc.’s history of operating losses and its working capital deficiency.  PGE Inc.’s ability to continue as a going concern is dependent on continued financial support from its shareholders, raising additional capital to fund future operations, and ultimately attaining profitable operations.  This note may make it more difficult for PGE Inc. to raise additional equity or debt financing needed to run its business, and is not viewed favorably by analysts or investors.  PGE Inc. urges potential investors to review this report before making a decision to invest in PGE Inc.

Page - 4

2.	PGE Inc. has a limited history of operations and has losses that it expects to continue into the future. If the losses continue PGE Inc. will have to suspend operations or cease operations.

PGE Inc. was incorporated on March 21, 2003 and PGE Inc. has no significant operating history upon which an evaluation of its future success or failure can be made.  PGE Inc.’s net loss from inception to April 30, 2007 was $156,662.  PGE Inc. has a limited history of operations that has been characterized by ongoing operating losses, which management believes will continue for at least the next 8 to 12 months.  PGE Inc.’s ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to generate revenues from its planned business operations and to reduce development costs.  PGE Inc. cannot guaranty that it will operate profitably, and if it cannot, PGE Inc. may not be able to meet its working capital requirements, capital expenditure plans, anticipated production slate, or other cash needs.  PGE Inc.’s inability to meet those needs could have a material adverse effect on its business, results of operations and financial conditions.

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

PGE Inc. faces other risks in obtaining production financing from private and other international sources.  For some productions, PGE Inc.’s finances a portion of its production budgets from incentive programs from such agencies as Telefilm Canada, as well as international sources in the case of its international treaty co-productions.  There can be no assurance that local cultural incentive programs that PGE Inc. may access in Canada and internationally, as a result of its Canadian-controlled status, will not be reduced, amended or eliminated.  Any change in policies in connection with incentive programs may have an adverse impact on PGE Inc.  In addition, PGE Inc. could lose its ability to exploit such incentive programs in Canada if it ceases to qualify as “Canadian”.

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

Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union, and other former Eastern bloc countries.  Additionally, as films begin to be digitally distributed using emerging technologies such as the internet and online services, piracy could become more prevalent, including in North America, because digital formats are easier to copy.  As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet.  In addition, there could be increased use of devices capable of making unauthorized copies of films.  As long as pirated content is available to download digitally, many consumers may choose to download such pirated motion pictures rather than pay for motion pictures.  Piracy of PGE Inc.’s films may adversely impact the gross receipts received from the exploitation of these films, which could have a material adverse effect on its business, results of operations or financial condition.

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

18.
If and when PGE Inc.’s shares of common stock are listed for quotation on the NASD’s OTC Bulletin Board, any sale of a significant amount of PGE Inc.’s shares of common stock into the public market may depress PGE Inc.’s stock price.

Management and the principal shareholders currently own an aggregate 9.065,000 shares of common stock, which represent 60.9% of the 14,888,000 issued and outstanding shares of common stock of PGE Inc.  None of these shares have been registered for resale under a registration statement.  Currently, there are 7,723,000 shares of common stock in the capital of PGE Inc. that are freely tradeable and there are 7,165,000 shares of common stock that are subject to Rule 144 and there are nil shares of common stock that are restricted from trading.  If PGE Inc.’s shares of common stock are listed for quotation on the NASD’s OTC Bulletin Board, management and the principal shareholders may sell in the future, large amounts of shares of common stock into the public market over relatively short periods of time subject to Rule 144.  Any sale of a substantial amount of PGE Inc.’s shares of common stock in the public market may adversely affect the market price of PGE Inc.’s shares of common stock.  Such sales could create public perception of difficulties or problems with PGE Inc.’s business and may depress PGE Inc.’s stock price.

19.	“Penny Stock” rules may make buying or selling PGE Inc.’s shares of common stock difficult, and severely limit the market and liquidity of the shares of common stock.

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

Page - 10

PGE Inc.’s principal place of business is located at Suite # 7, 536 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada and the telephone number is 604-633-2753.  PGE Inc.’s registered office is located at 1100 Melville Street, Suite #610, Vancouver, British Columbia, V6E 4A6, Canada and the telephone number is 604-648-0527.

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

PGE Inc.’s mission is to garner worldwide exposure for all of its projects and create franchise potentials that generate long term income returns for its investors.  PGE Inc. will enhance the value and exposure of its projects by releasing film affiliated merchandises to other lucrative markets, thus creating familiarity in the licensed products.  PGE Inc.’s model is to make a quantity of lower budget independent films for the growing DVD market.  Where the average Canadian film costs about $1 million and takes about two years to complete, PGE Inc’s average budget is $250K, with a 12 month turn around.  Most Canadian films fail to reach the international market.  PGE Inc.’s primary focus is the international markets, via its distributor. PGE Inc. intends to also diversify its licences so it can create more revenue potentials within a brand.  The Disney Company employs this model, so rather then spending $12 million on a film, they will produce four films for $3 million, for greater revenue potential.

Products

PGE Inc.’s products will include genre related, independent films, which will be produced and marketed by PGE Inc.  Also, each film project will be marked with spin-off merchandise, such as soundtracks, graphic novels, tee-shirts and video games based on the applicable film project.   PGE Inc. has commenced production of the first film project.  PGE Inc. wants to (1) create a non-stop work flow of back to back film projects for the first two years beginning January 2007; (2) achieve delivery of the first film project by January 2009; (3) complete two film projects and two video games to add to the ancillary merchandise by January 2009.

1.           Film Projects.

PGE Inc. intends to produce and market the film projects discussed below.   In July 2006, PGE Inc. obtained the rights to acquire five film projects that were optioned from SomnamBulist Imagery Inc., for an exercise price of CDN$32,000 per film project.  See “Item 7.B. – Related party transactions” below, “Item 10. C. – Material contracts” below, and Exhibits 4.1 to 4.5 inclusive and Exhibits 4.6 to 4.9 inclusive for more details.

Subsequently, PGE Inc. has relinquished its rights in two of the film projects and has issued a promissory note to Somnambulist Imagery Inc. for each of the following three film projects.  See “Item 7.B. – Related party transactions” below, “Item 10. C. – Material contracts” below, and Exhibits 4.31 to 4.33 inclusive for more details.

Blood:  A Butcher’s Tale

Blood: A Butcher’s Tale is a green screen shot feature film. This state of the art technique shoots actors on a green screen.  Then in the post production process, through CGI (Computer Generated Imagery) and VFX (Visual Effects), the backgrounds are replaced with vivid and visually rich details that could not be created through traditional set construction.

Blood: A Butcher’s Tale is being produced with a video game, which acts as a sequel.  The video game, Blood: Butcher’s Block, will be released the same time as the film, as to capitalize on the same day release marketing of the film.  This horror feature follows a heart-broken butcher, who exacts revenge on a clan of vampires who turn his fiancé into a minion of evil.  The film will be released in conjunction with the video game, a soundtrack, and graphic novel.  PGE Inc. has budgeted US$500,000 for this film project.  The budget has increased significantly from last year due to the inclusion of higher end Visual Effects to reach a broader market.  The film project is currently in the post-production, which includes picture editing, sound editing, and FX.  The Film and Video Game have been both completed and delivered to Daval Releasing as of March 2009. ..

Page - 11

Pursuant to the terms and conditions of a visual effects agreement dated January 26, 2007, PGE Inc. is entitled to receive 84% of the net profits from the distribution of Blood:  A Butcher’s Tale.  From that 84% of the net profits PGE Inc. is required to pay for the life of the film project (a) 5.6% of the gross amount PGE Inc. receives to the Union of B.C. Performers, and (b) 4.5% on the first $1 million PGE Inc. receives to the Screen Actors Guild and 5.4% thereafter.  See Exhibit 4.14 - Visual Effects Agreement for more details.  Also, see Exhibit 4.15 - Performance Contract with Aaron Douglas, Exhibit 4.20 - Producers Agreement with Pathway Films Inc., Exhibit 4.16 - Producer Employment Agreement with Jennifer Sciole, and Exhibit 4.17 - Funding, Production and Distribution Agreement for more details on the division of net profits.

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

Crimson

A state of the art horror reveals the deadly world of stem cell research that is tested on vampires.  Four university students kidnap a woman who they believe is a vampire, and begin horrific experiments to extract the gene that presumably gives her immortality.  PGE Inc. intends to release the film in conjunction with a soundtrack and graphic novel.  PGE Inc. has budgeted US$2,000,000 for this film project.  The budget has increased significantly from last year due to affiliate interest for outside financing.  The film project is currently in development, which includes commitments for financing and attaching actors.

The SUBhuman Franchise

Management has decided not to exercise the two options on this film project and as a result PGE Inc. has relinquished all rights it had in the film project.

Bunny Tales

Bunny Tales is a 3-D CGI animated series that will be released in 12 minute chapters or sold collectively.

Bunny Tales is a collection of six classic fairy tales with a modern twist.  As Mother Bunny reads from her ancient story book, the little bunnies learn important lessons as they are transported into enchanted and colorful worlds of magic and wonder.

PGE Inc. has budgeted US$250,000 for this film project and as of the date of this annual report has spent $70,027 on this film project.  The film project is currently in the post-production, which includes picture editing, sound editing  and FX.  Five of the six chapters have been completed and are ready for retail.

PGE Inc. acquired a 49% interest in Bunny Tales pursuant to a transfer agreement dated June 21, 2007 with Mark Tuit for 24% and a transfer agreement dated June 21, 2007 with Ron Loudoun for 25%.  Subsequently, pursuant to a funding and production agreement dated January 26, 2008, PGE Inc. transferred 2.5% of its interest to an arms’ length party.  See Exhibit 4.21 - Transfer Agreement (Red Blossom), Exhibit 4.22 - Transfer Agreement (Pathway), Exhibit 4.24 - Funding and Production Agreement – Bunny Tales #1, Exhibit 4.25 - Funding and Production Agreement – Bunny Tales #2, and Exhibit 4.26 - Funding and Production Agreement – Bunny Tales #3 for more details.

Pursuant to the terms and conditions of the funding and production agreement PGE Inc. is entitled to 46.5% of the net profits from the distribution of Bunny Tales.  See Exhibit 4.26 - Funding and Production Agreement – Bunny Tales #3 for more details.

Page - 12

2.           Video Games.

Also, PGE Inc. intends to develop and market the following video games in conjunction with the film projects:

Blood:  Butcher’s Block

This video game will pick up immediately where the film “Blood” ends, with contaminated ground meat being consumed by innocent people.  Those who consume the meat die, to rise soon after as vampires themselves.  In a time sensitive reality, the player must escape a gated urban community, with several blocks of idyllic suburban homes contained within perimeter walls, where the residences are slowly turning into blood thirsty ghouls.  PGE Inc. has budgeted US$350,000 for this video game and as of the date of this annual report has spent approximately $365,000 to complete this video game.

Pursuant to a funding, production and distribution agreement dated January 27, 2008, PGE Inc. owns 90% of the video game “Blood:  Butcher’s Block” and is entitled to recoup its funds committed to the video game on a priority basis over any other funds committed to the video game.  See Exhibit 4.27 - Funding, Production and Distribution Agreement (Blood) for more details.

NOMBZ

This video game places you in a zombie infected city where you have to shoot your way out.  PGE Inc. released the video game on a downloadable format for PC on March 12, 2008.  PGE Inc. has spent US$100,000 for this video game.  The video game is completed and selling online.

Pursuant to a funding, production and distribution agreement dated January 27, 2008, PGE Inc. owns 90% of the video game “NOMBZ” and is entitled to recoup its funds committed to the video game in second position to the initial CDN$75,000 committed by PowerUp Studios Inc.  See Exhibit 4.28 - Funding, Production and Distribution Agreement (NOMBZ) for more details.

3.           Ancillary Products.

Finally, PGE Inc. will be further marketing its film projects and video games with the sale and distribution of soundtracks and graphic novels.  To date, the only ancillary product that PGE Inc. has completed for delivery is a graphic novel for “Blood – A Butcher’s Tale”.  PGE Inc. has a budget of 5% of the budgets for the film projects for these ancillary products.  PGE Inc. spent a total of $3,500 on the “Blood – A Butcher’s Tale” graphic novel.   For any net profits earned on any merchandise for “Blood – A Butcher’s Tale”, PGE Inc. will pay an aggregate 15% of the net profits to certain actors in the film project.

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

Skywork Studios Inc.

Skywork Studios Inc. is a visual effects and motion graphics design studio located in Vancouver, British Columbia, Canada, that was founded in 1999.  Ashish Mittal is the president of Skywork.  Skywork has agreed to defer a percentage in visual special effects, and on-line colour correction and delivery elements.

PowerUp Studios Inc.

PowerUp Studios Inc. is a video game production company based out of Vancouver, British Columbia.  PowerUp Studios Inc.’s principal and president is Bren Lynne.  PowerUp Studios Inc. will be responsible for the creation, completion and marketing of all of the video games produced from PGE Inc.

Page - 13

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

Page - 14

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

For PGE Inc.’s films to continue to qualify for several refundable tax credits, PGE Inc. must remain Canadian-controlled pursuant to the Investment Canada Act (Canada) (the “ICA”), among other statutory requirements.  The ICA contains rules, the application of which determines whether an entity (as the term is defined in the ICA) is Canadian-controlled.  Under these rules, an entity is presumed to be a non-Canadian in certain circumstances, including where Canadians own less than a majority of voting interests of an entity.  This presumption may be rebutted, for example, if the entity establishes that it is not controlled in fact through the ownership of its voting interests and that two-thirds of the members of its board of directors are Canadians.

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

Page - 15

In addition, certain provincial refundable tax credits require that the applicant be provincially controlled.  If PGE Inc. ceases to be provincially controlled, it would no longer be entitled to access the applicable provincial refundable tax credits.

Investment by Non-Canadians

Under the ICA, the Minister of Canadian Heritage has discretion to determine, after considering any information or evidence submitted by the entity or otherwise made available to the Minister or the Director of Investments, that an investment by a non-Canadian in a cultural business may constitute an acquisition of control by that non-Canadian, notwithstanding the provisions in the ICA that state that certain investments do not or may not constitute an acquisition of control that would require notification or review under the ICA.  If the Minister of Canadian Heritage exercises its discretion and deems an investment by a non-Canadian in a cultural business to be an acquisition of control, the investment is potentially subject to notification and/or review.  If the investment is subject to review, the Minister must be satisfied that the investment is likely to be of net benefit to Canada.  Such a determination is often accompanied by requests that the non-Canadian provide undertakings supportive of Canadian cultural policy.  These undertakings may, in some circumstances, include a request for financial support of certain initiatives.  The determination by the Minister of whether a proposed investment is of net benefit to Canada also includes consideration of sector specific policies of the Canadian federal government.  One such policy prohibits takeovers of Canadian owned and controlled film distribution businesses by non-Canadians.  This prohibition is not contained in the ICA nor in the regulations made under the ICA, but is a separate foreign investment policy relating to the Canadian film distribution sector.  If an investment by a non-Canadian in PGE Inc.’s business is deemed by the Minister to be an acquisition of control and ultimately subject to review, the current policy of the Canadian federal government prohibiting the takeover of a Canadian owned and controlled film distribution business would be applied in the context of the Minister’s determination of whether the proposed investment would be of net benefit to Canada, with the result that PGE Inc.’s film distribution business in Canada may have to be divested to a Canadian purchaser, which could have a material adverse effect on PGE Inc.’s business, results of operations, or financial condition.

C.           Organizational structure.

PGE is not part of a group and PGE does not have any subsidiaries.

D.           Property, plants and equipment.

As of April 30, 2007, and as of the date of this annual report, PGE has no material tangible fixed assets.  Also, PGE has no plans to construct, expand or improve any facilities.

Item 4A. Unresolved Staff Comments.

There are no unresolved Staff comments at this time.

Item 5. Operating and Financial Review and Prospects.

A.           Operating results.

Year Comparisons between 2007 and 2006

For the year ended April 30, 2007, PGE Inc. achieved sales revenues of $nil compared with sales revenues of $nil for the period ended April 30, 2006.  PGE Inc.’s operating loss increased to $122,186 in 2007 from a loss of $9,739 in 2006.  Such increase in the operating loss was due to an increase in wages of $76,984, an increase in rent of $16,169, an increase in interest of $13,843, an increase of professional fees of $7,457, an increase in advertising of $2,753, an increase in automobile expense of $2,220, an increase in office expenses of $1,233, an increase in consulting fees of $249, which was offset by a decrease (recovery) of $8,569 in website construction and maintenance.  The primary reasons for the increase in operating costs were due to the production of the Feature Film “Blood: A Butchers Tale”, the Video Game “Blood: Butchers Block”, and the Bunny Tales collection.

In the same period, the working capital deficiency increased to $(628,813) in 2007 from a deficiency of $(35,343) in 2006.  As of the year ended April 30, 2007, PGE Inc. had an accumulated stockholders’ deficiency of $(147,931).  The current year’s contribution to the deficit was financed in part by Pathway Films Inc.

Page - 16

B.           Liquidity and capital resources.

PGE Inc. had $nil in cash on hand as at April 30, 2007.  To date PGE Inc.’s activities have been financed by equity and debt financing.  From inception (March 21, 2003) to the date of this filing, PGE Inc. raised a total of $2,318,000 from private offerings of its shares of common stock and borrowed a total of $830,217 from a related party, Pathway Films Inc.

PGE Inc. estimates that funding of CDN$1,900,000 will be required to implement its business plan over the next 12 months.  The funding is anticipated to be required for film equipment expenses of CDN$30,000, inventory and raw stock items of CDN$50,000, wage and salaries of CDN$400,000, marketing expenses of CDN$100,000, administrative costs of CDN$150,000, professional fees of CDN$80,000, and film production expenses of CDN$1,090,000.

During the next 12 months, PGE Inc. intends to:

1.           Attend all film markets and film festivals.
2.	Contact buyers for worldwide distribution of completed projects (including Blood: A Butchers Tale, Blood: Butchers Block, NOMBZ and Bunny Tales).
3.           Acquiring and optioning screenplays for future potential projects.
4.           Begin development and pre-production of two untitled film projects.

See “Item 10. Additional Information – C. Material Contracts” below for more information.

PGE Inc. intends to finance its administrative and operating costs by the sale of its shares, other shareholder financings, and standard business trade financing.  No commitments to provide additional funds have been made by management, stockholders or anyone else.

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

Currently, PGE Inc. has not patents or licenses or registered trademarks or any other intellectual property, with the exception of the copyright to its film and video game projects.  PGE Inc. will attempt to protect proprietary and intellectual property rights to its film projects through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations.

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

Page - 17

F.           Tabular disclosure of contractual obligations.

As at April 30, 2007, PGE Inc. had no contractual obligations and commitments as set out in the following table.

Payments due (by period)
		less than			more than
Contractual Obligations	Total	one year	1-3 years	3-5 years	5 years
Long-term debt obligations	$nil	$nil	$nil	$nil	$nil
Debentures	$nil	$nil	$nil	$nil	$nil
Long-term accounts payable	$nil	$nil	$nil	$nil	$nil
Contractual commitments	$250,000	$nil	$nil	$nil	$nil
Retirement and severance indemnities	$nil	$nil	$nil	$nil	$nil

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

Item 6. Directors, Senior Management and Employees.

A.           Directors and senior management.

Ron Loudoun (46 years old) – Ron has been a director and officer of PGE Inc. since March 2004 and has been the CEO and the President of PGE Inc. since December 2008 and was the CFO of PGE Inc. from March 2004 to December 2008.  Ron is also the sole officer, director, and owner of Pathway Films Inc., a British Columbia corporation, which owns and operates the studios that are being leased to PGE Inc. Ron graduated with a diploma of Administrative management from BCIT in 1983.  In 2001, Ron graduated from the Vancouver Film School Foundation Program.  In 2002, Ron purchased two buildings and renovated them into a fully equipped soundstage, HD postproduction facilities and office buildings, thus creating the studios owned by Pathway Films Inc.

Janet Gilleshammer (37) – Janet has been the CFO of PGE Inc. since October 2009.  From December 2008 to August 2009 Janet was the CFO of PGE Inc. and from June 2006 to August 2009 Janet was the Controller and Production Accountant for PGE Inc., as well as the Controller for Daval Releasing Inc. and Pathways Films Inc. February 2005 to August 2009.  After graduating from the University of Manitoba with a B.A. in 1994, Janet studied video & television production in Vancouver in 1997 and then worked as an assistant production accountant on the feature film “Limp” in 1998 before going on to other more corporate office work.  After living & working in Asia from 2000-2002, Janet began formal studies in accounting in 2003 while working for B.U.K. Realty, a German owned property management company in Vancouver.  Janet then accepted a job at the Cambie Film Center with Daval Releasing Inc. and Pathway Films Inc. in 2005 and was there through the development of PGE Inc. and did all of the accounting for the studio from 2005 to 2009.

Page - 18

Rene Daignault (43) – Rene has been a director and the corporate secretary of PGE Inc. since June 2006.  Since graduating from University of Victoria in 1992, Rene has been a business and securities lawyer in British Columbia and a member in good standing with the Law Society of British Columbia.  Since July 2002, Rene has been working as a sole practitioner with start-up companies and clients involved with the securities markets in both Canada and the United States.

Michael Grudman (36) – Mike has been a director of PGE Inc. since December 2008.  Michael has worked in the film industry since 2002. After a stint with Brightlight Pictures inc. as a post-production accountant he then advanced to Sales and Acquisitions in 2006 for a world class sales and Distribution Company that is based out of Germany and headed the North American office in Vancouver.  Michael has sold films with budget ranges from $1million to $60 million.  For the last 18 months he has been managing Daval Releasing Inc dealing with acquisitions, sales and distribution. He has been attending all the major film festivals and has developed and maintained solid working relationships with buyers and producers from all over the world.  He lives and spends much of his time in Vancouver, British Columbia, Canada. He spends 100% of his available time on the affairs of the Company.

There are no family relationships among the directors and executive officers of PGE Inc.  Also, there are no arrangements or understandings with major shareholders, customers, suppliers or others, by which any director or officer was elected or appointed.

Advisory Board

Bren Lynne – Lead Developer
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

Mathew Rose – Video Game Designer
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

Robert Merilees – Industry Advisor
Producer

Over the past six years working with Infinity Features, Mr. Merilees has helped put together over US$160M in financing for feature films and television.  In addition to financing, Mr. Merilees has been physically producing feature films for seven years.  The most ambitious feature film project in Canadian history recently completed and released THE SNOW WALKER, starring Barry Pepper and James Cromwell.  THE SNOW WALKER has smashed its DVD sales records . Working behind the scenes, Mr. Merilees has assisted in the financing and production of films in the Infinity slate such as:  SAVED, MR RIPLEY ’S RETURN, EVELYN, the Academy Award winning CAPOTE, the New Line Cinema romantic comedy, and JUST FRIENDS, starring Ryan Reynolds.  Recently Mr. Merilees wrapped up production on another New Line film, THE CLEANER and the Archlight production “Stone of Destiny”.

Page - 19

Charles Martin Smith – Industry Advisor
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

B.           Compensation.

PGE Inc. paid $45,760 in compensation to its directors and officers during its fiscal year ended April 30, 2007.

SUMMARY COMPENSATION TABLE

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan ($) (g)	Non-qualified Deferred Compen- sation Earnings ($) (h)	All other compen-sation ($) (i)	Total ($) (j)
Mark Tuit Director CEO & President Jun 2006 – Dec 2008	2007	16,640	nil	nil	nil	nil	nil	nil	16,640
Ronald Loudoun Director CEO Mar 2004 – Jun 2006 Dec 2008 - present CFO & Treasurer Mar 2004 - Dec 2008	2007	13,312	nil	nil	nil	nil	nil	nil	13,312
Janet Gilleshammer CFO & Treasurer Dec 2008 - July 2009 Oct 2009 - present	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Michael George Director June ‘06 – May 2009	2007	15,808	nil	nil	nil	nil	nil	nil	15,808
Rene Daignault Director Corporate Secretary June 2006 - present	2007	nil	nil	nil	nil	nil	nil	nil	nil
Mike Grudman Director Dec 2008 - present	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Mayleen Ahoy CFO & Treasurer July 2009 – Oct 2009	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

In the fiscal year ended April 30, 2007, the amount of retirement and severance benefits accrued for PGE Inc.’s executive officers and directors was $nil and there were no pension, retirement or other similar benefits set aside for PGE Inc.’s executive officers and directors.
Page - 20

Since PGE Inc.’s inception, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced.

There are no employment agreements between PGE Inc. and any executive officer or director, and there are no employment agreements or other compensating plans or arrangements with regard to any executive officer or director that provide for specific compensation in the event of resignation, retirement, other termination of employment or from a change of control of PGE Inc. or from a change in a executive officer’s or director’s responsibilities following a change in control.

C.           Board practices.

Each director holds their office until the next annual meeting of the shareholders or until he resigns or his successor has been elected or qualified.  Each officer holds their office until they resign or are removed from their office.

Currently, there are no arrangements between PGE Inc. and any of its directors whereby such directors are compensated for any services provided as directors, or which provide for benefits upon the termination of employment.

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

D.           Employees.

As of April 30, 2007, PGE Inc. had five full time employees and no part time employees.

On August 31, 2008, PGE Inc. dismissed all of its employees, with the exception of its controller, as a result of PGE Inc. having insufficient funds to pay employee wages or to make tax remittance payments.  Management made an operational decision to reduce the overhead during these challenging times and pay employees on a project by project basis rather than a salary.  As of the date of this annual report, PGE Inc. has one full time employee and one part time employees.

Page - 21

PGE Inc. expects the number of employees to increase in the current fiscal year as a result of the commencement of the production of its film projects and video games.  PGE Inc. may hire union affiliated performers and employees but the number of employees will depend on the size of production for each film project.  Management has a good working relationship with the unions.  For the most part, PGE Inc. will hire temporary employees for each film project.

E.           Share ownership.

The following table sets forth certain information regarding the beneficial ownership of the common stock of PGE Inc. as of the date of this annual report of (a) each of PGE Inc.’s directors and officers, and (b) all directors and officers of PGE Inc., as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class [1]
shares of common stock	Ron Loudoun 536 Cambie Street, Suite #7 Vancouver, British Columbia V6B 2N7 Canada	3,900,000 [2]	26.2%
shares of common stock	Rene Daignault 1100 Melville Street, 6th Floor Vancouver, British Columbia V6E 4A6 Canada	200,000 [3]	1.3%
shares of common stock	Janet Gilleshammer 705-1170 Harwood Street Vancouver, British Columbia V6E 1R8 Canada	32,500	0.2%
shares of common stock	Mike Grudman 104 – 838 West 16th Avenue Vancouver, British Columbia V5Z 1T1 Canada	Nil	0%
shares of common stock	Directors and Executive Officers (as a group)	4,132,500	27.8%

[1]  Based on 14,888,000 shares of common stock issued and outstanding as of November 12, 2009.

[2]  Mr. Loudoun has an indirect beneficial ownership in these shares.  3,400,000 of these shares are registered in the name of Pathway Films Inc. and the remaining 500,000 shares are registered in the name of Atlantis Financial Group Inc.  Mr. Loudoun is the sole shareholder, officer and director of both Pathway Films Inc. and Atlantis Financial Group Inc.

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

Page - 22

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner [1]	Percent of Class [2]
shares of common stock	Ron Loudoun 536 Cambie Street, Suite #7 Vancouver, British Columbia V6B 2N7 Canada	3,900,000 [3]	26.2%
shares of common stock	Will Loudoun 1559 Pritchard Drive Westbank, British Columbia V4T 1X4 Canada	3,032,500	20.4%
shares of common stock	Gary D. Feeny 3142 Dunsten Road Kelowna, British Columbia V1W 4H3 Canada	1,000,000	6.7%
shares of common stock	Mariner International Inc. c/o #3 - 534 Cambie Street Vancouver, British Columbia V6B 2N7 Canada	900,000	6.0%

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 20-F from options, warrants, rights, conversion privileges or similar obligations excepted as otherwise noted.

[2] Based on 14,888,000 shares of common stock issued and outstanding as of November 12, 2009.

[3] Mr. Loudoun has an indirect beneficial ownership in these shares.  3,400,000 of these shares are registered in the name of Pathway Films Inc. and the remaining 500,000 shares are registered in the name of Atlantis Financial Group Inc.   Mr. Loudoun is the sole shareholder, officer and director of both Pathway Films Inc. and Atlantis Financial Group Inc.

As of the date of this annual report PGE Inc. has approximately 95 registered shareholders.  All outstanding shares of common stock in the capital of PGE Inc. are beneficially owned by shareholders located in Canada and in the United States.

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

Agreements with Daval Productions Ltd.

Amounts due from Daval Productions Inc. (“Daval”) are unsecured, have no stated terms of repayment and are non-interest bearing.  Daval is owned by a director of PGE Inc. and is PGE Inc’s sole customer, providing 100% of PGE Inc.’s revenue to date.  The amount due from Daval is $nil for fiscal year 2007 (2006 - $3,679).

Options Agreements with Mark Tuit

On July 10, 2006, PGE Inc. acquired five film projects from Mark Tuit, PGE Inc.’s former President and CEO and the sole shareholder, director and officer of SomnamBulist Imagery Inc., the owner and seller of the film projects.  The film projects were acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements, and include, SUBhuman, Beneath, Crimson, Blood, and SUBhuman 2.  PGE Inc. acquired each film project for the price of CDN$32,000 per film project, with payment due on the first day of production for each film project.  With each film project PGE Inc. is solely and exclusively granted all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to each film project and in and to the copyright of it and all renewals and extensions of copyright.  During the past fiscal year ended April 30, 2007, Blood was put into production and an agreement was made whereby the $32,000 owing under the respective option agreement has no fixed terms of repayment and does not bear interest.  The remaining four option agreements were extended for another 12 months and expired on July 31, 2009.  Also, each option agreement entitled Somnambulist Imagery Inc. limited stage rights and limited rights to author-written sequels.  See Exhibits 4.1 to 4.5 inclusive and Exhibits 4.6 to 4.9 inclusive for more details. Subsequently, PGE Inc. has relinquished it rights in two of the film projects and has issued a promissory note to Somnambulist Imagery Inc. for the three remaining film projects.  See “Item 7.B. – Related party transactions” below, “Item 10. C. – Material contracts” below, and Exhibits 4.31 to 4.33 inclusive for more details.

Page - 23

Funding, Production and Distribution Agreement with RTG Productions

On November 2, 2006, Pathway Films Inc., entered into a funding, production and distribution agreement with RTG Productions.  Pursuant to the terms and conditions of the agreement, Pathway Films Inc. retained the services of RTG Technologies as a producer on the film “Blood:  A Butcher’s Tale” for the total consideration of $20,000 as fixed compensation plus a deferred compensation of $15,000.  Additionally, Pathway Films Inc. granted RTG Productions a 10.0% interest in the net profits of the film and maximum of an additional 10% will be provided to select cast.  See Exhibit 4.17 - Funding, Production and Distribution Agreement for more details.

On February 1, 2007, Pathway Films Inc., PGE Inc. and RTG Productions entered into an assignment agreement whereby Pathway Films Inc. and PGE Inc. agreed to assign all of the interest and obligations of in the funding, production and distribution agreement to PGE Inc. and RTG Productions consented to the assignment.  See 4.29 – Assignment Agreement for more details.

Director / Producer Employment Agreement with Mark Tuit

On January 1, 2007, PGE Inc. entered into a director / producer employment agreement with Mark Tuit for the film “Blood – A Butcher’s Tale”.  In exchange for Mr. Tuit rendering non-exclusive services as a director and producer, PGE Inc, agreed to pay Mr. Tuit a fixed compensation of CDN$2,080 semi-monthly over the course of pre-production, production, post-production, and delivery of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. Tuit is not entitled to any equity in the film pursuant to the terms of the director / producer employment agreement.  See Exhibit 4.10 - Director / Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Producer Employment Agreement with Ron Loudoun

On January 1, 2007, PGE Inc. entered into a producer employment agreement with Ron Loudoun for the film “Blood – A Butcher’s Tale”.  Mr. Loudoun is the CFO and a director of PGE Inc.  In exchange for Mr. Loudoun rendering non-exclusive services as an executive producer, PGE Inc, agreed to pay Mr. Loudoun a fixed compensation of CDN$1,664 semi-monthly over the course of pre-production, production and post-production of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. Loudoun is not entitled to any equity in the film pursuant to the terms of the producer employment agreement.  See Exhibit 4.11 - Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Producer Employment Agreement with Michael George

On January 1, 2007, PGE Inc. entered into a producer employment agreement with Michael George for the film “Blood – A Butcher’s Tale”.  Mr. George is a director of PGE Inc.  In exchange for Mr. George rendering non-exclusive services as an associate producer, PGE Inc, agreed to pay Mr. George a fixed compensation of CDN$1,976 semi-monthly over the course of pre-production, production, post-production, and delivery of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. George is not entitled to any equity in the film pursuant to the terms of the producer employment agreement.  See Exhibit 4.12 - Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Producer Employment Agreement with Richard Powell

On January 1, 2007, PGE Inc. entered into a producer employment agreement with Richard Powell for the film “Blood – A Butcher’s Tale”.  At the time of entering into the agreement, Mr. Powell was a major shareholder of PGE Inc.  In exchange for Mr. Powell rendering non-exclusive services as an associate producer, PGE Inc, agreed to pay Mr. Powell a fixed compensation of CDN$1,456 semi-monthly over the course of pre-production, production, and post-production of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. Powell is not entitled to any equity in the film pursuant to the terms of the producer employment agreement.  See Exhibit 4.13 - Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Visual Effects Agreement – Bonus Payments

Pursuant to the visual effects agreement with Skywork Studios Inc. dated January 26, 2007, and the recoupment and payment tiers set out in Schedule “A” to that agreement, each of Ron Loudoun, Michael George, and Mark Tuit are to receive a bonus payment of CDN$25,000 in the fifth payment tier when the project generates CDN$3 million in net profits from the distribution of the project “Blood:  A Butcher’s Tale”.  See Exhibit 4.14 - Visual Effect Agreement for more details.

Page - 24

Settlement of Debt with Pathway Films Inc.

On May 1, 2007, PGE Inc. and Pathway Films Inc. agreed to settle CDN$500,000 in debt by issuing 2,000,000 restricted Common Shares at a price of CDN$0.25 per restricted share to Pathway Films Inc. as full payment of the debt.  After the settlement of debt, PGE Inc. only owed Pathway Films Inc. $35,921.  Since April 30, 2007, Pathway Films Inc. has advanced an additional $697,410 CDN to PGE Inc. and PGE Inc. has repaid CDN$622,603 of these advances.  As of the date of this annual report, PGE Inc. is indebted to Pathway Films Inc. in the amount of CDN$110,728, plusCDN$143,115 for outstanding rent, for a total of CDN$253,843.

Pathway Films Inc. is a related party of PGE Inc.  PGE Inc. relied upon Section 4(2) of the Securities Act of 1933 and Rule 903 of Regulation S promulgated pursuant to that Act by the Securities and Exchange Commission for this debt settlement.  PGE Inc. is satisfied that it complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933.  The debt settlement was not a public offering and was not accompanied by any general advertisement or any general solicitation.  PGE Inc. received from Pathway Films Inc. a completed and signed subscription agreement containing certain representations and warranties, including, among others, that (a) Pathway Films Inc. was not a U.S. person, (b) Pathway Films Inc. subscribed for the shares for its own investment account and not on behalf of a U.S. person, and (c) there was no prearrangement for the sale of the shares with any buyer.  No offer was made or accepted in the United States, and the share certificates representing the shares were issued bearing a legend with the applicable trading restrictions.

Producers Agreement with Pathway Films Inc.

On May 1, 2007, PGE Inc. entered into a producers agreement with Pathway Films Inc., a related party, for the film “Blood – A Butcher’s Tale”.  In exchange for producing services, PGE Inc, agreed to pay a producer fee of CDN$500,000 to Pathway Films Inc. upon second tier recoupment on a pari-passu, pro-rata basis and to accrue 15% interest on the producers fee amount from May 1, 2007.  Pathway is not entitled to any equity in the film pursuant to the terms of the producers agreement.  As of the date of this annual report, PGE Inc. has accrued approximately CDN$177,945 n simple interest on the producers fee.  Pathway is not entitled to any equity in the film pursuant to the terms of the producers agreement.  See Exhibit 4.20 - Producers Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Transfer Agreement with Red Blossom Entertainment Inc.

On June 21, 2007, PGE Inc. entered into a transfer agreement with Red Blossom Entertainment Inc., which is owned by Mark Tuit, a former related party of PGE Inc., whereby PGE Inc. acquired 24% of the full ownership of the original material entitled “Bunny Tales” for a purchase price of $ CDN$100,000.  The purchase price has yet to be paid by PGE Inc.  However, the 24% interest in “Bunny Tales” was transferred to PGE Inc. in consideration of PGE Inc. delivering to Red Blossom Entertainment Inc. a non-interest bearing promissory note in the amount CDN$100,000 payable on demand.  See Exhibit 4.21 - Transfer Agreement (Red Blossom) for more details.

Transfer Agreement with Pathway Films Inc.

On June 21, 2007, PGE Inc. entered into a transfer agreement with Pathway Films Inc., which is owned by Ron Loudoun, a related party of PGE Inc., whereby PGE Inc. acquired 25% of the full ownership of the original material entitled “Bunny Tales” for a purchase price of $ CDN$100,000.  The purchase price has yet to be paid by PGE Inc.  However, the 25% interest in “Bunny Tales” was transferred to PGE Inc. in consideration of PGE Inc. delivering to Pathway Films Inc. a non-interest bearing promissory note in the amount CDN$100,000 payable on demand.  See Exhibit 4.22 - Transfer Agreement (Pathway) for more details.

Funding and Production Agreement – Bunny Tales #2.

On November 12, 2007, PGE Inc. entered into a funding and production agreement with Skywork Studios Inc, and Daval Releasing Inc.  Pursuant to the terms and conditions of the funding and production agreement, and the recoupment and payment tiers set out in Schedule “A” to that agreement, Daval is entitled to recoup CDN$50,000 in the second payment tier.  See Exhibit 4.25 - Funding and Production Agreement (Bunny Tales #2) for more details.

Page - 25

Distribution Agreement with Daval Releasing Inc.

On February 20, 2009, PGE Inc. entered into a distribution agreement with Daval Releasing Inc., which is owned by Ron Loudoun, a director and the CEO of PGE Inc.  Pursuant to the terms and conditions of the distribution agreement   Daval Releasing will be paying a minimum guarantee to PGE Inc. of $100,000 upon acceptance of the director’s cut of the film and approval of the distributor. The term of the contract is 25 years and proceeds from all sales will be split 50/50.  Daval Releasing is responsible for the cost of all print and advertising.  See Exhibit 4.30 - Distribution Agreement for more details.

Loans from Pathway Films Inc.

The amounts due to Pathway Films Inc. (“Pathway”) of $501,882 (2006 - $12,845) are unsecured, have no stated terms of repayment and are non-interest bearing.  Pathway is 100% owned by a director of PGE Inc. Also, Pathway charged PGE Inc. rent of $16,169 for the fiscal year ended April 30, 2007.  On May 1, 2007, PGE Inc. and Pathway Films Inc. agreed to settle CDN$500,000 in debt by issuing 2,000,000 restricted Common Shares at a price of CDN$0.25 per restricted share to Pathway Films Inc. as full payment of the debt.  After the settlement of debt, PGE Inc. only owed Pathway Films Inc. $35,921.  Since April 30, 2007, Pathway Films Inc. has advanced an additional CDN$697,410 to PGE Inc. and PGE Inc. has repaid CDN$622,603 of these advances.  As of the date of this annual report, PGE Inc. is indebted to Pathway Films Inc. in the amount of CDN$110,728 plus CDN$143,115 for outstanding rent for a total of CDN$253,843.

C.           Interest of experts and counsel.

The information to be disclosed in this Item is not required for an annual report.

Item 8. Financial Information.

A.           Consolidated Statements and Other Financial Information.

See “Item 18 - Financial Statements” below for the required financial information for the fiscal period ended April 30, 2007.

B.           Significant Changes.

Since April 30, 2007, PGE Inc. has completed the Video Game NOMBZ and has placed it on the market for download.  Also, the Bunny Tales series has been completed and it premiered at MIPCOM market, and is ready for delivery.  The film “Blood: A Butchers Tale” is due for completion and market delivery by March 31, 2009.  The video game “Blood: Butchers Block” is due for completion and market delivery by March 31, 2009.

See “Item 4 – Information on Pacific Gold Entertainment Inc.” above and “Item 10. C. – Material contracts” below for more information.

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

Page - 26

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

On March 30, 2006, PGE Inc. transitioned under the new Business Corporations Act (British Columbia).  The Memorandum was replaced with a Notice of Articles.  See Exhibit 1.3 –Transition Application for more details.

On June 27, 2006, PGE Inc. changed its name from “Cypacific Trading Inc.” to “Pacific Gold Entertainment Inc.”  None of the provisions of the Transition Application, the Notice of Articles, or the Articles of Incorporation changed as a result of the name change.  See Exhibit 1.4 – Notice of Articles for more details.

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

See Exhibit 1.1 – Memorandum, Exhibit 1.2 – Articles of Incorporation, Exhibit 1.3 –Transition Application, and Exhibit 1.4 – Notice of Articles for further details.

C.           Material contracts.

PGE Inc. has not entered into any material contracts in the two years immediately preceding the date of this annual report that have not been in the ordinary course of business, with the exception of the following:

Recent Sales of Unregistered Securities - April 25, 2007 - CDN$0.50 Offering

Subsequent to the fiscal year covered by this report, PGE Inc. raised a total of $309,000 in cash in four closings of this offering, and issued an aggregate 618,000 unregistered and restricted Common Shares to 14 non-US subscribers outside the United States and one accredited investor in the United States.

On November 30, 2007, the board of directors approved the acceptance of subscriptions in the aggregate amount of 286,000 unregistered and restricted Common Shares at an offering price of CDN$0.50 per restricted share.

On April 2, 2008, the board of directors approved the acceptance of subscriptions in the aggregate amount of 92,000 unregistered and restricted Common Shares at an offering price of CDN$0.50 per restricted share.

On April 26, 2008, the board of directors approved the acceptance of one subscription in the amount of 10,000 unregistered and restricted Common Shares at an offering price of CDN$0.50 per restricted share.

On September 26, 2008, the board of directors approved the acceptance of one subscription in the amount of 200,000 unregistered and restricted Common Shares at an offering price of CDN$0.50 per restricted share.

On May 29, 2009, the board of directors approved the acceptance of four subscriptions in the amount of 30,000 unregistered and restricted Common Shares at an offering price of CDN$0.50 per restricted share.

Page - 27

PGE Inc. set the value of the restricted Common Shares arbitrarily without reference to its assets, book value, revenues or other established criteria of value.  All the restricted Common Shares issued in this offering were issued for investment purposes in a “private transaction”.

For the non-US subscribers outside the United States, PGE Inc. relied upon Section 4(2) of the Securities Act of 1933 and Rule 903 of Regulation S promulgated pursuant to that Act by the Securities and Exchange Commission for this private placement offering.  PGE Inc. is satisfied that it complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933.  The offering was not a public offering and was not accompanied by any general advertisement or any general solicitation.  PGE Inc. received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that (a) the subscriber was not a U.S. person, (b) the subscriber subscribed for the shares for their own investment account and not on behalf of a U.S. person, and (c) there was no prearrangement for the sale of the shares with any buyer.  No offer was made or accepted in the United States, and the share certificates representing the shares were issued bearing a legend with the applicable trading restrictions.

Finally, for accredited investors in the United States, PGE Inc. relied upon Section 4(2) of the Securities Act of 1933 and Rule 506 Regulation D promulgated pursuant to that Act by the Securities and Exchange Commission.  PGE Inc. is satisfied that it has complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933.  Specifically, PGE Inc. made the offer only to accredited investors as that term is defined under applicable federal and state securities laws.  The share certificates representing the shares were issued bearing a legend with the applicable trading restrictions.

Distribution Agreement with Daval Releasing Inc.

On February 20, 2009, PGE Inc. entered into a distribution agreement with Daval Releasing Inc., which is owned by Ron Loudoun, a director and the CEO of PGE Inc.  Pursuant to the terms and conditions of the distribution agreement Daval Releasing will be paying a minimum guarantee to PGE Inc. of $100,000 upon acceptance of the director’s cut of the film and approval of the distributor. The term of the contract is 25 years and proceeds from all sales will be split 50/50.  Daval Releasing is responsible for the cost of all print and advertising.  See Exhibit 4.30 - Distribution Agreement for more details.

Funding, Production and Distribution Agreement with PowerUp – “Blood:  Butcher’s Block”

On January 27, 2008, PGE Inc. entered into a production and financing contract with Power Up Studios Inc., an arms-length company.  PGE Inc. intends to produce and finance a full-length video game by utilizing the services of Power Up Studios Inc.  PGE Inc. has committed to paying and has paid CDN$250,000 in relation to the development of the video game.

For providing the funds, PGE will be last money in and will be in the first position to recoup its funds.  Subsequently 2nd tier equity owners will receive pari passu with PGE Inc. receiving 90% and PowerUp Studios receiving 10%.  For the purpose of calculating revenue from the sales of bundle packages containing both the video game and the film, revenues will be split in half unless the parties agree otherwise.

The contract also includes an agreement whereby Power Up Studios Inc. will repay PGE Inc. for computer hardware purchased for production of the full-length video game over a six-month period ending in June 2007.  The short-term loan of CDN$5,918 was paid in full subsequent to April 30, 2007.

See Exhibit 4.27 - Funding, Production and Distribution Agreement (Blood) for more details.

Funding, Production and Distribution Agreement with PowerUp – “NOMBZ”

On January 27, 2008, PGE Inc. entered into a funding, production and distribution agreement with PowerUp Studios, an arms-length company.  Pursuant to the terms of the agreement, PGE will provide up to CDN$75,000 in cash or other bankable considerations, distribution opportunities, and talent procurement for the video game “NOMBZ”.

For producing NOMBZ, PowerUp Studios will receive CDN$75,000 first tier recoupment from the net profits of sales and distribution of the video game, after which net profits will be shared pari passu with PGE Inc. receiving 90% and PowerUp Studios receiving 10%.  See Exhibit 4.28 - Funding, Production and Distribution Agreement (NOMBZ) for more details.

Page - 28

Funding and Production Agreements – Bunny Tales.

On July 17, 2006, Skywork Studios Inc., Pathway Films Inc., and Red Blossom Entertainment Inc. entered into a funding and production agreement setting out their interest in the project “Bunny Tales”.  See Exhibit 4.24 - Funding and Production Agreement (Bunny Tales #1) for more details.

Subsequent to the initial Bunny Tales agreement and the two transfer agreements discussed below, on November 12, 2007, PGE Inc. entered into a funding and production agreement with Skywork Studios Inc, and Daval Releasing Inc.  See Exhibit 4.25 - Funding and Production Agreement (Bunny Tales #2) for more details.

On January 26, 2008, PGE Inc. entered into a funding and production agreement with Skywork Studios Inc, and Marigold Paints Pvt. Ltd.  Pursuant to the terms and conditions of the funding and production agreement, and the recoupment and payment tiers set out in Schedule “A” to that agreement, PGE Inc. is entitled to a payment of CND$100,000 in the second payment tier and then 46.5% of the net profits from the distribution of the Bunny Tales project.  See Exhibit 4.26 - Funding and Production Agreement (Bunny Tales #3) for more details.

Producers Agreement with Cam Watts

On July 27, 2007, PGE Inc. entered into a producers agreement with Cam Watts for the film project “Beneath” or the next film project that PGE commences depending on funding, as determined by the board of directors.  In exchange for producing services, PGE Inc, agreed to pay a producer fee of CDN$50,000 to Cam Watts upon first tier recoupment on a pari-passu, pro-rata basis and to accrue 15% interest on the producers fee amount from July 27, 2007, which will be due upon final sale.  As of the date of this annual report, PGE Inc. has accrued approximately CDN$16,192 in simple interest on the producers fee.  Film equity on the next film project will be distributed in the amount of a percentage based on a ratio of CDN$50,000 to the final budget, which is yet to be determined.  See Exhibit 4.23 - Producers Agreement for more details.

Transfer Agreement with Red Blossom Entertainment Inc.

On June 21, 2007, PGE Inc. entered into a transfer agreement with Red Blossom Entertainment Inc., which is owned by Mark Tuit, a former related party of PGE Inc., whereby PGE Inc. acquired 24% of the full ownership of the original material entitled “Bunny Tales” for a purchase price of $ CDN$100,000.  The purchase price has yet to be paid by PGE Inc.  However, the 24% interest in “Bunny Tales” was transferred to PGE Inc. in consideration of PGE Inc. delivering to Red Blossom Entertainment Inc. a non-interest bearing promissory note in the amount CDN$100,000 payable on demand.  See Exhibit 4.21 - Transfer Agreement (Red Blossom) for more details.

Transfer Agreement with Pathway Films Inc.

On June 21, 2007, PGE Inc. entered into a transfer agreement with Pathway Films Inc., which is owned by Ron Loudoun, a related party of PGE Inc., whereby PGE Inc. acquired 25% of the full ownership of the original material entitled “Bunny Tales” for a purchase price of $ CDN$100,000.  The purchase price has yet to be paid by PGE Inc.  However, the 25% interest in “Bunny Tales” was transferred to PGE Inc. in consideration of PGE Inc. delivering to Pathway Films Inc. a non-interest bearing promissory note in the amount CDN$100,000 payable on demand.  See Exhibit 4.22 - Transfer Agreement (Pathway) for more details.

Producers Agreement with Pathway Films Inc.

On May 1, 2007, PGE Inc. entered into a producers agreement with Pathway Films Inc., a related party, for the film “Blood – A Butcher’s Tale”.  In exchange for producing services, PGE Inc, agreed to pay a producer fee of CDN$500,000 to Pathway Films Inc. upon second tier recoupment on a pari-passu, pro-rata basis and to accrue 15% simple interest on the producers fee amount from May 1, 2007.  Pathway is not entitled to any equity in the film pursuant to the terms of the producers agreement.  As of the date of this annual report, PGE Inc. has accrued approximately CDN $179,795 in simple interest on the producers fee.  See Exhibit 4.20 - Producers Agreement for more details.

Settlement of Debt with Pathway Films Inc.

On May 1, 2007, PGE Inc. and Pathway Films Inc. agreed to settle CDN$500,000 in debt by issuing 2,000,000 restricted Common Shares at a price of CDN$0.25 per restricted share to Pathway Films Inc. as full payment of the debt.  After the settlement of debt, PGE Inc. only owed Pathway Films Inc. $35,921.  Since April 30, 2007, Pathway Films Inc. has advanced an additional CDN $697,410 to PGE Inc. and PGE Inc. has repaid CDN $622,603 of these advances.  As of the date of this annual report, PGE Inc. is indebted to Pathway Films Inc. in the amount of  CDN $110,728, plus CDN $143,115 for outstanding rent, for a total of CDN $253,843.

Page - 29

Pathway Films Inc. is a related party of PGE Inc.  PGE Inc. relied upon Section 4(2) of the Securities Act of 1933 and Rule 903 of Regulation S promulgated pursuant to that Act by the Securities and Exchange Commission for this debt settlement.  PGE Inc. is satisfied that it complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933.  The debt settlement was not a public offering and was not accompanied by any general advertisement or any general solicitation.  PGE Inc. received from Pathway Films Inc. a completed and signed subscription agreement containing certain representations and warranties, including, among others, that (a) Pathway Films Inc. was not a U.S. person, (b) Pathway Films Inc. subscribed for the shares for its own investment account and not on behalf of a U.S. person, and (c) there was no prearrangement for the sale of the shares with any buyer.  No offer was made or accepted in the United States, and the share certificates representing the shares were issued bearing a legend with the applicable trading restrictions.

Producer Employment Agreement with Jennifer Sciole

On March 31, 2007, PGE Inc., entered into a producer employment agreement with Result Technology Group, LLC, on behalf of Jennifer Sciole.  Pursuant to the terms and conditions of the agreement, PGE Inc. retained the services of Ms. Sciole as a producer on the film “Blood:  A Butcher’s Tale” for the consideration of $10,000 as fixed compensation plus a deferred compensation of $15,000 in first position of all contingent deferments.  Additionally, PGE Inc. granted Ms. Sciole a 1.0% interest in the net profits of the film.  See Exhibit 4.16 - Producer Employment Agreement (Jennifer Sciole) for more details.

On April 1, 2007, Ms. Sciole agreed to exchange the fixed compensation of CDN$10,000 for 40,000 restricted Common Shares in the capital of PGE Inc. at CDN$0.25 per restricted share.  See Exhibit 4.18 - Amending Agreement (Sciole) for more details.

Funding, Production and Distribution Agreement with RTG Productions

On November 2, 2006, Pathway Films Inc., entered into a funding, production and distribution agreement with RTG Productions.  Pursuant to the terms and conditions of the agreement, Pathway Films Inc. retained the services of RTG Technologies as a producer on the film “Blood:  A Butcher’s Tale” for the total consideration of $20,000 as fixed compensation plus a deferred compensation of $15,000.  Additionally, Pathway Films Inc. granted RTG Productions a 10.0% interest in the net profits of the film and maximum of an additional 10% will be provided to select cast.  See Exhibit 4.17 - Funding, Production and Distribution Agreement for more details.

On February 1, 2007, Pathway Films Inc., PGE Inc. and RTG Productions entered into an assignment agreement whereby Pathway Films Inc. and PGE Inc. agreed to assign all of the interest and obligations of in the funding, production and distribution agreement to PGE Inc. and RTG Productions consented to the assignment.  See 4.29 – Assignment Agreement for more details.

On April 1, 2007, RTG Productions agreed to exchange CDN$10,000 of the fixed compensation for 40,000 restricted Common Shares in the capital of PGE Inc. at CDN$0.25 per restricted share and an additional CDN$10,000 of the CDN$15,000 deferred compensation for 40,000 restricted Common Shares in the capital of PGE Inc. at CDN$0.25 per restricted share.  See Exhibit 4.19 - Amending Agreement for more details.

Performer Contract with Aaron Douglas

On March 16, 2007, PGE Inc. entered into a performer contract with Aaron Douglas agreeing to pay the performer 5% of the net profits of the motion picture “Blood:  A Butcher’s Tale”.   For the period ended April 30, 2007, PGE Inc. paid Mr. Douglas an aggregate CDN$13,531.64 pursuant to the terms of the agreement.  Subsequently, PGE Inc. has paid Mr. Douglas an additional CDN$1,380.56 pursuant to the terms of the agreement up to the date of this report.  See Exhibit 4.15 - Performer Contract for more details.

Visual Effects Agreement with Skywork Studios Inc.

On January 26, 2007, PGE Inc, entered into a visual effects agreement with Skywork Studios Inc., in which Skywork provided VFX and CGI services for “Blood – A Butcher’s Tale” for a fee of $150,000.  The fee for services will be paid to Skywork as set out in Schedule “A” of the agreement under the third payment tier.  Pursuant to the same payment tiers, PGE Inc. will receive 84% of the net profits on distribution of “Blood – A Butcher’s Tale” as set out under the fourth payment tier and the final payment and ownership tier.  See Exhibit 4.14 - Visual Effect Agreement for more details.

Page - 30

Director / Producer Employment Agreement with Mark Tuit

On January 1, 2007, PGE Inc. entered into a director / producer employment agreement with Mark Tuit for the film “Blood – A Butcher’s Tale”.  In exchange for Mr. Tuit rendering non-exclusive services as a director and producer, PGE Inc, agreed to pay Mr. Tuit a fixed compensation of CDN$2,080 semi-monthly over the course of pre-production, production, post-production, and delivery of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. Tuit is not entitled to any equity in the film pursuant to the terms of the director / producer employment agreement.  See Exhibit 4.10 - Director / Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Producer Employment Agreement with Ron Loudoun

On January 1, 2007, PGE Inc. entered into a producer employment agreement with Ron Loudoun for the film “Blood – A Butcher’s Tale”.  In exchange for Mr. Loudoun rendering non-exclusive services as an executive producer, PGE Inc, agreed to pay Mr. Loudoun a fixed compensation of CDN$1,664 semi-monthly over the course of pre-production, production, and post-production of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. Loudoun is not entitled to any equity in the film pursuant to the terms of the producer employment agreement.  See Exhibit 4.11 - Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Producer Employment Agreement with Michael George

On January 1, 2007, PGE Inc. entered into a producer employment agreement with Michael George for the film “Blood – A Butcher’s Tale”.  In exchange for Mr. George rendering non-exclusive services as an associate producer, PGE Inc, agreed to pay Mr. George a fixed compensation of CDN$1,976 semi-monthly over the course of pre-production, production, post-production, and delivery of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. George is not entitled to any equity in the film pursuant to the terms of the producer employment agreement.  See Exhibit 4.12 - Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Producer Employment Agreement with Richard Powell

On January 1, 2007, PGE Inc. entered into a producer employment agreement with Richard Powell for the film “Blood – A Butcher’s Tale”.  In exchange for Mr. Powell rendering non-exclusive services as an associate producer, PGE Inc, agreed to pay Mr. Powell a fixed compensation of CDN$1,456 semi-monthly over the course of pre-production, production, and post-production of the film.  Also, PGE Inc. agreed to pay a deferred compensation fee of CDN$25,000 upon fifth tier recoupment on a pari-passu, pro-rata basis.  Mr. Powell is not entitled to any equity in the film pursuant to the terms of the producer employment agreement.  See Exhibit 4.13 - Producer Employment Agreement and Exhibit 4.14 - Visual Effect Agreement for more details.

Option & Literary Purchase Agreements

On July 10, 2006, PGE Inc. were granted the right to acquire five film projects optioned from Mark Tuit, PGE Inc.’s former President and CEO, and the sole shareholder, director and officer of SomnamBulist Imagery Inc., the owner and seller of the film projects.  The rights to the film projects were acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements, and include the film projects Subhuman, Beneath, Crimson, Blood, and Subhuman 2.  PGE Inc. will acquire each film project for the price of CDN$32,000 per film project, with payment due on the first day of production for each film project.  With each film project PGE Inc. is solely and exclusively granted all motion picture rights (including all silent, sound dialogue and musical motion picture rights), all television motion-picture and other television rights, with all radio broadcasting rights and all publication rights for advertisement, publicity and exploitation purposes, and certain incidental and allied rights, throughout the world, in and to each film project and in and to the copyright of it and all renewals and extensions of copyright.  Also, each option agreement entitled Somnambulist Imagery Inc. limited stage rights and limited rights to author-written sequels.  The option agreements expired on July 31, 2009.  See Exhibits 4.1 to 4.5 inclusive and Exhibits 4.6 to 4.9 inclusive for more details.  Prior to expiry, PGE Inc. has relinquished it rights in two of the film projects and has issued a promissory note to Somnambulist Imagery Inc. for the three remaining film projects.  See “Item 7.B. – Related party transactions” below, “Item 10. C. – Material contracts” below, and Exhibits 4.31 to 4.33 inclusive for more details.

Page - 31

Recent Sales of Unregistered Securities - April 25, 2007 - CDN$0.25 Offering

On April 25, 2007, the board of directors authorized the issuance of up to 2,000,000 unregistered and restricted Common Shares at an offering price of CDN$0.25 per restricted share.  PGE Inc. set the value of the restricted Common Shares arbitrarily without reference to its assets, book value, revenues or other established criteria of value.  All the restricted Common Shares issued in this offering were issued for investment purposes in a “private transaction”.

In May 2007, PGE Inc. raised CDN$136,000 in cash from this offering and issued an aggregate 544,000 restricted Common Shares to 10 non-US subscribers outside the United States and one accredited investor in the United States.

In June 2007, PGE Inc. raised an additional CDN$25,000 in cash from this offering and issued an aggregate 100,000 restricted Common Shares to three non-US subscribers outside the United States.

In July 2007, PGE Inc. raised an additional CDN$179,000 in cash from this offering and issued an aggregate 716,000 restricted Common Shares to 14 non-US subscribers outside the United States.

In August 2007, PGE Inc. raised an additional CDN$140,000 in cash from this offering and issued an aggregate 560,000 restricted Common Shares to 12 non-US subscribers outside the United States.  Also in August 2007, PGE Inc. received an additional CDN$2.500 in cash and a subscription agreement for 10,000 restricted Common Shares from one non-US subscriber outside the United States.  However, as a result of some discrepancy with this subscription and another unrelated subscription and the delay in being provided confirmation of the required information from the subscribers the 10,000 restricted Common Shares were not issued until May 2009.

In November 2007, PGE Inc. raised an additional CDN$75,000 in cash from this offering and issued an aggregate 300,000 restricted Common Shares to four non-US subscribers outside the United States.

PGE Inc. set the value of the restricted Common Shares arbitrarily without reference to its assets, book value, revenues or other established criteria of value.  All the restricted Common Shares issued in this offering were issued for investment purposes in a “private transaction”.

For the non-US subscribers outside the United States, PGE Inc. relied upon Section 4(2) of the Securities Act of 1933 and Rule 903 of Regulation S promulgated pursuant to that Act by the Securities and Exchange Commission for this private placement offering.  PGE Inc. is satisfied that it complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933.  The offering was not a public offering and was not accompanied by any general advertisement or any general solicitation.  PGE Inc. received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that (a) the subscriber was not a U.S. person, (b) the subscriber subscribed for the shares for their own investment account and not on behalf of a U.S. person, and (c) there was no prearrangement for the sale of the shares with any buyer.  No offer was made or accepted in the United States, and the share certificates representing the shares were issued bearing a legend with the applicable trading restrictions.

Finally, for accredited investors in the United States, PGE Inc. relied upon Section 4(2) of the Securities Act of 1933 and Rule 506 Regulation D promulgated pursuant to that Act by the Securities and Exchange Commission.  PGE Inc. is satisfied that it has complied with the requirements of the exemption from the registration and prospectus delivery of the Securities Act of 1933.  Specifically, PGE Inc. made the offer only to accredited investors as that term is defined under applicable federal and state securities laws.  The share certificates representing the shares were issued bearing a legend with the applicable trading restrictions.

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

Page - 32

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

Page - 33

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

Page - 34

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

Page - 35

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

Page - 36

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

●  Passive Foreign Investment Company

The Code contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if PGE Inc. is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. PGE Inc. believes that it qualified as a PFIC for the fiscal year ended April 30, 1997 and the fiscal years ended from April 30, 1998 through April 30, 2002 and April 30, 2006.  There can be no assurance that PGE Inc.’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on a qualified electing fund (“QEF”).  Each U.S. Holder of PGE Inc. is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Page - 37

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

Page - 38

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

Page - 39

F.           Dividends and paying agents.

The information to be disclosed in this Item is not required for an annual report.

G.           Statements by experts.

The information to be disclosed in this Item is not required for an annual report.

H.           Documents on display.

PGE Inc. is not required send it shareholders an annual report.  PGE Inc. is required to file reports with the SEC under section 15(d) of the Securities Act.  The only report PGE Inc. is currently required to file is a Form 20-F, which is filed electronically.  You may read copies of any materials PGE Inc. files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports PGE Inc. files electronically.  The address for the Internet site is www.sec.gov.  Also, you can obtain a copy of any document referred to in this annual report or in any filings of PGE Inc. from PGE Inc.’s registered office located at 1100 Melville Street, Suite #610, Vancouver, British Columbia, V6E 4A6, Canada (Telephone:  604-648-0527).

I.           Subsidiary information.

PGE Inc. had no subsidiaries as of April 30, 2007 and has no subsidiaries as of the date of this annual report.

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

Management does not consider that inflation in Canada has had a material impact on PGE Inc.’s results of operations.  Inflation in Canada based on a CPI of 100 in August 2002 was 1.98% (2003), 1.91% (2004), 2.13% (2005), 2.14% (2006), and 2.05 (2007-August). [Data Source: Statistics Canada, CONSUMER PRICE INDEXES FOR CANADA, MONTHLY, 1914-2006]

Item 12. Description of Securities Other than Equity Securities.

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

Page - 40

D.           American Depository Shares.

The information to be disclosed in this Item is not required for an annual report.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies.

PGE Inc. is not in default of any payment of indebtedness, with the exception of the following matter discussed below, and not in arrears with any payment of dividends.  Also, there have been no material delinquencies.

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

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Ron Loudoun, PGE Inc.’s Chief Executive Officer, and Janet Gilleshammer, PGE Inc’s Chief Financial Officer, have evaluated the effectiveness of PGE Inc.’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this annual report (the “Evaluation Date”).  Based on such evaluation, Mr. Loudoun and Ms. Gilleshammer have concluded that, as of the Evaluation Date, PGE Inc.’s disclosure controls and procedures are not effective in alerting PGE Inc. on a timely basis to material information required to be included in its reports filed or submitted under the Exchange Act.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in PGE Inc.’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the required information is accumulated and communicated to management, including PGE Inc.’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Page - 41

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

PGE Inc.’s internal control system was designed to provide reasonable assurance to PGE Inc.’s management and board of directors regarding the preparation and fair presentation of published financial statements.  However, testing of PGE Inc.’s internal control systems was not conducted because PGE Inc.’s has no revenue and is a start up development company.

As of April 30, 2007, management assessed the effectiveness of PGE Inc.’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments.  Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.  This was due to deficiencies that existed in the design or operation of PGE Inc.’s internal control over financial reporting that adversely affected its internal controls and that may be considered to be material weaknesses.

An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work.  An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

The matters involving internal controls and procedures that management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee and lack of a majority of outside directors on PGE Inc.’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes.  The aforementioned material weaknesses were identified by PGE Inc.’s Chief Financial Officer in connection with the audit of its financial statements as of April 30, 2007 and communicated the matters to management.

Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on PGE Inc.’s financial results.  However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on PGE Inc.’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in PGE Inc.’s determination to its financial statements for the future years.

PGE Inc. is committed to improving its financial organization.  As part of this commitment, PGE Inc. will create a position to segregate duties, when funds are available to PGE Inc., consistent with control objectives and will increase its personnel resources and technical accounting expertise within the accounting function:  i) Appointing one or more outside directors to its board of directors who will also be appointed to the audit committee of PGE Inc. resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and ii) Preparing and implementing sufficient written policies and checklists that will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who will also be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on PGE Inc.’s Board.  In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses:  (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes.  Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result proper segregation of duties and provide more checks and balances within the department.  Additional personnel will also provide the cross training needed to support PGE Inc. if personnel turn over issues within the department occur.  This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues PGE Inc. may encounter in the future.

Page - 42

Management will continue to monitor and evaluate the effectiveness of PGE Inc.’s internal controls and procedures and its internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Attestation report of the registered public accounting firm

This annual report does not include an attestation report of PGE Inc.’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by PGE Inc.’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit PGE Inc. to provide only management’s report in this annual report.

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

Item 16B. Code of Ethics.

PGE Inc. has adopted a code of ethics that applies to all its executive officers and employees, including its CEO and CFO.  See Exhibit 11 – Code of Ethics for more information.  PGE Inc. undertakes to provide any person with a copy of its code of ethics free of charge.  Please contact Rene Daignault at (604) 648-0527 to request a copy of PGE Inc’s code of ethics.  A copy of the Code of Ethics can also be found on PGE Inc.’s web site at www.pacificgoldentertainment.com.  Management believes PGE Inc’s code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code.

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

2006 - CDN$8,904 - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2005 - CDN$6,587 - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

(2)  Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountants that are reasonably related to the performance of the audit or review of PGE Inc.’s financial statements and are not reported in the preceding paragraph:

2006 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2005 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

 (3)   Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning was:

2006 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
2005 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)

Page - 43

 (4)   All Other Fees

The aggregate fees billed in each of the last two fiscal years for the products and services provided by the principal accountant, other than the services reported in paragraphs (1) and (2) was:

2006 - $nil - Pannel Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)
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

Page - 44

Item 18. Financial Statements.

PACIFIC GOLD
ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)

Financial Statements
April 30, 2007 and 2006
(Expressed in US dollars)

Page - 45

Pannell Kerr Forster

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF PACIFIC GOLD ENTERTAINMENT INC.
(FORMERLY CYPACIFIC TRADING INC.)

We have audited the balance sheets of Pacific Gold Entertainment Inc. (formerly CyPacific Trading Inc.) (A Development Stage Company) as at April 30, 2007 and 2006 and the statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years ended April 30, 2007, 2006 and 2005, and the cumulative totals for the development stage from inception (March 21, 2003) to April 30, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended April 30, 2007, 2006 and 2005, and the cumulative totals for the development stage from inception (March 21, 2003) to April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Pannell Kerr Forster

Chartered Accountants
(registered with the PCAOB as “Smythe Ratcliffe”)

Vancouver, Canada
August 28, 2007 except for notes 10(c)(ii), 10(c)(iii)(b), and notes 11(a)(b)(c)(d) and (g) which are as of December 14, 2007

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Balance Sheets (note 1)
April 30
(Expressed in US dollars)

	2007	2006

Assets

Current
Cash	$0	$4,294
Refundable deposits (note 4)	32,620	0
Short-term loan (note 10(b))	5,918	0
GST receivable	10,172	1,261
Due from related party (note 7)	0	3,679

Total Current Assets	48,710	9,234
Investment in Films (note 5)	387,866	0
Advance to Acquire Investment (note 10(b))	92,021	0
Equipment, net	995	0

Total Assets	$529,592	$9,234

Liabilities

Current
Bank indebtedness	$9,253	0
Accounts payable and accrued liabilities	119,257	$15,988
Due to related parties (note 7)	549,013	28,589

Total Current Liabilities and Liabilities	677,523	44,577

Stockholders’ Deficit

Common Stock (note 8)
Authorized
100,000,000 shares of common stock without par value
Issued and outstanding
10,000,000 shares of common stock	1,395	1,395
Donated Capital	13,843	0
Deficit Accumulated During the Development Stage	(156,662)	(34,476)
Accumulated Other Comprehensive Loss	(6,507)	(2,262)

Total Stockholders’ Deficit	(147,931)	(35,343)

Total Liabilities and Stockholders’ Deficit	$529,592	$9,234

Commitments (note 10)

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Statements of Operations and Comprehensive Loss (note 1)
(Expressed in US dollars)

	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005	Cumulative From Inception (March 21, 2003) to April 30, 2007

Sales	$0	$0	$8,464	$8,464

Cost of Sales	0	0	4,274	4,274
Sales Commissions	0	0	846	846

	0	0	5,120	5,120

Revenue from Operations	0	0	3,344	3,344

General and Administrative Expenses
Wages	76,984	0	0	76,984
Rent	16,169	0	0	16,169
Interest	13,843	0	0	13,843
Professional fees	11,807	4,350	3,500	27,826
Advertising	2,753	0	0	2,753
Automobile	2,220	0	0	2,220
Office	1,777	544	13	2,733
Consulting fees	876	627	6,000	7,503
Website construction and maintenance
(recovery)	(4,351)	4,218	10,000	9,867
Amortization	108	0	0	108

	122,186	9,739	19,513	160,006

Net Loss	(122,186)	(9,739)	(16,169)	(156,662)
Other Comprehensive Loss
Foreign currency translation loss	(4,245)	(2,307)	0	(6,507)

Comprehensive Loss	$(126,431)	$(12,046)	$(16,169)	$(163,169)

Loss Per Common Share
Basic and diluted	$(0.01)	$(0.00)	$(0.00)

Weighted Average Number of Common
Shares Issued and Outstanding	10,000,000	10,000,000	10,000,000

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Statements of Stockholders’ Equity (Deficit) (note 8)
Period from Inception (March 21, 2003) to April 30, 2007
(Expressed in US dollars)

	Common Stock		Deficit Accumulated During the Development	Accumulated Other Comprehensive Income	Donated	Total Stockholders’
	Shares	Amount	Stage	(Loss)	Capital	Deficit

Inception, March 21, 2003	0	$0	$0	$0	$0	$0
Shares issued for cash	10,000,000	1,395	0	0	0	1,395
Foreign currency translation loss	0	0	0	(42)	0	(42)
Net loss for period	0	0	(2,379)	0	0	(2,379)

Balance, April 30, 2003	10,000,000	1,395	(2,379)	(42)	0	(1,026)
Foreign currency translation gain	0	0	0	87	0	87
Net loss for year	0	0	(6,189)	0	0	(6,189)

Balance, April 30, 2004	10,000,000	1,395	(8,568)	45	0	(7,128)
Net loss for year	0	0	(16,169)	0	0	(16,169)

Balance, April 30, 2005	10,000,000	1,395	(24,737)	45	0	(23,297)
Foreign currency translation loss	0	0	0	(2,307)	0	(2,307)
Net loss for year	0	0	(9,739)	0	0	(9,739)

Balance, April 30, 2006	10,000,000	1,395	(34,476)	(2,262)	0	(35,343)
Donated interest	0	0	0	0	13,843	13,843
Foreign currency translation loss	0	0	0	(4,245)	0	(4,245)
Net loss for year	0	0	(122,186)	0	0	(122,186)

Balance, April 30, 2007	10,000,000	$1,395	$(156,662)	$(6,507)	$13,843	$(147,931)

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Statements of Cash Flows (note 1)
(Expressed in US dollars)

	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005	Cumulative From Inception (March 21, 2003) to April 30, 2007

Operating Activities
Net loss	$(122,186)	$(9,739)	$(16,169)	$(156,662)
Changes in non-cash working capital
Accounts payable and accrued
liabilities	9,366	(1,156)	13,500	25,354
Donated interest	13,843	0	0	13,843
GST receivable	(8,911)	(1,261)	0	(10,172)
Amortization	108	0	0	108

Cash Used in Operating Activities	(107,780)	(12,156)	(2,669)	(127,529)

Investing Activities
Refundable deposits	(32,620)	0	0	(32,620)
Short-term loan	(5,918)	0	0	(5,918)
Advance to acquire investment	(92,021)	0	0	(92,021)
Investment in films	(265,049)	0	0	(265,049)
Purchase equipment	(1,103)	0	0	(1,103)

Cash Used in Investing Activities	(396,711)	0	0	(396,711)

Financing Activities
Due to related parties	491,510	19,092	6,000	520,099
Due from related party	3,679	(335)	(3,344)	0
Issuance of common stock
for cash	0	0	0	1,395
Bank indebtedness	9,253	0	0	9,253

Cash Provided by Financing Activities	504,442	18,757	2,656	530,747

Effect of Foreign Currency Translation	(4,245)	(2,307)	0	(6,507)

Inflow (Outflow) of Cash	(4,294)	4,294	(13)	0
Cash, Beginning of Year	4,294	0	13	0

Cash, End of Year	$0	$4,294	$0	$0

Non-Cash Operating, Investing and
Financing Activities
Accounts payable for
investment in films	$93,903	$0	$0	$93,903
Due to related parties for
investment in films	$28,914	$0	$0	$28,914
Donated interest	$13,843	$0	$0	$13,843

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
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

The Company is now an entertainment production company. The Company’s focus is on movies and video game production and plans to merchandise related products on an online store.

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America applicable to a going-concern, which contemplates the realization of assets and discharge of liabilities in the normal course of business.  The Company has incurred losses of $156,662 and applied cash flows of $127,529 to operating activities during the period from inception (March 21, 2003) to April 30, 2007. Incidental revenues of $8,464 were generated from sales to an affiliate in 2005.

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

At this time, the Company has not established any source of revenue; therefore, no revenue recognition policy has been determined.

(b)	Loss per share

Loss per share computations are based on the weighted average number of common shares issued and outstanding during the period.

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
Years Ended April 30, 2007, 2006 and 2005
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

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements. By their very nature, estimates are subject to measurement uncertainty and the effect on the financial statements in the future could be material. Significant estimates made in the preparation of these financial statements include the valuation of investment in films, the valuation allowance relating to future tax assets, and estimate of accounts payable and accrued liabilities. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

(f)	Equipment

Equipment is reflected at cost less accumulated amortization, provided on the straight-line basis using a 20% annual rate.

(g)	Investment in films

Investment in films includes the costs of completed films and films in progress, which have been produced by the Company for which the Company has acquired distribution rights. Capitalized costs include all direct production and financing costs, and production overhead.

Costs of production will be amortized using the individual-film-forecast method, whereby these costs are amortized, and participation and residual costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of films.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release.

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)           Investment in films (Continued)

Investment in films is stated at the lower of amortized cost or estimated fair value. The valuation of investment in films is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than the amortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimate fair value of the film.  Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

Films in progress include the accumulated costs of productions to date for films that are not yet complete.

(h)	Income taxes

The Company follows the Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.  SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns.  Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of the respective assets and liabilities using the tax rates expected to be enacted and in effect for the year in which the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

(i)	Recent accounting pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities.

In 2006, FASB issued Statement No. 157, “Fair Value Measurements”.  This new pronouncement provides guidance for using fair value to measure assets and liabilities.  The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company’s mark-to-market value. The Company does not believe adoption of Statement 157 will have a material effect on its balance sheet, statements of operations and comprehensive loss, or cash flows.

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)           Recent accounting pronouncements (Continued)

In 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140”. This standard amends the guidance in FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, Statement 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations.  Statement 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not issued financial statements. The Company does not believe adoption of Statement 156 will have a material effect on its balance sheet, statements of operations and comprehensive loss, or cash flows.

In 2006, the FASB issued Statement No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  Statement 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. Statement 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. There is no impact on the Company’s financial statements.

In 2006, the FASB issued Interpretation No. 48, (“FIN 48”), “Accounting for uncertainty in income taxes - an interpretation of SFAS No. 109”.  This Interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in FASB No. 109, “Accounting for income taxes”.  FIN 48 prescribes a threshold condition that a tax position must meet for any of the benefits of an uncertain tax position to be recognized in the financial statements.  Guidance is also provided regarding derecognition, classification and disclosure of uncertain tax positions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company does not expect that this Interpretation will have a material impact on their financial position.

3.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, bank indebtedness, short-term loan, advance to acquire investment, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments. Fair value of amounts due to related parties are not determinable as there is no ready market for such amounts.

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

3.           FINANCIAL INSTRUMENTS (Continued)

(b)	Interest rate risk

The Company is not exposed to significant Interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(c)	Currency risk

The Company translates the results of foreign transactions into US currency using rates approximating the average exchange rate for the year.  The exchange rate may vary from time to time.  The Company is exposed to risk to the extent that funds to cover all expenses must be translated from foreign currencies into US dollars at exchange rates prevailing at the time of payment settlement.

4.	REFUNDABLE DEPOSITS

The Company was required to pay a deposit of $31,626 to the Union of BC Performers to guarantee the payment of wages to the actors employed by the Company for the motion picture “Blood”. The amount is completely refundable once all actors have been paid subsequent to the completion of production.

5.	INVESTMENT IN FILMS

The Company currently has one film in progress (notes 7(c) and 10(a)).

6.	EQUIPMENT

	2007
		Accumulated
	Cost	Amortization	Net

Equipment	$1,103	$108	$995

7.	RELATED PARTY TRANSACTIONS

(a)
Amounts due from Daval Productions Inc. (“Daval”) are unsecured, have no stated terms of repayment and are non-interest bearing. Daval is owned by a director of the Company and is the Company’s sole customer, providing 100% of the Company’s revenue to date.  The amount due from Daval is $Nil (2006 - $3,679).

(b)
The Company entered into a contract to receive services from Wind Horse Media Inc. (“WHM”), which is owned by a director of the Company. The amount owing of $18,217 (2006 - $Nil) has no fixed terms of repayment and does not bear interest. WHM charged the Company for payroll and administrative expenses of $14,640 (2006 - $Nil; 2005 - $Nil) and script acquisition fees of $3,075 (2006 - $Nil; 2005 - $Nil).

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

7.           RELATED PARTY TRANSACTIONS (Continued)

(c)
The Company acquired the right to acquire five film projects from Somnambulist Imagery Inc. (“Somnambulist”), a company wholly-owned by the Company’s President and CEO. The film projects will be acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements. The Company will acquire each film project for Cdn $32,000, with payment payable on the first day of production for each film project. During 2006, one film project was put into production and an agreement was made whereby the $28,914 (2006 - $Nil) owing has no fixed terms of repayment and does not bear interest. The remaining four options expire August 1, 2008. Somnambulist charged the Company for script acquisition fees of $34,272 (2006 - $Nil; 2005 - $Nil).

(d)	The amount due to a director of $Nil (2006 - $15,744) is unsecured, does not bear interest and has no fixed terms of repayment.

(e)
The amounts due to Pathway Films Inc. (“Pathway”) of $501,882 (2006 - $12,845) are unsecured, have no stated terms of repayment and are non-interest bearing. Pathway is 100% owned by a director of the Company. Pathway charged the Company rent of $16,169 (2006 - $Nil; 2005 - $Nil).

(f)
The fair value of interest payable on amounts due to related parties has been calculated at prime plus 3.75%.  The interest expense amount of $13,843 was charged to operations and treated as donated capital.

8.	COMMON STOCK

To April 30, 2007, the Company has issued 10,000,000 shares of common stock for cash of $1,395 ($0.00014 per share).

All common shares and per share amounts have been restated to give retroactive effect to the 4:1 stock dividend, which took effect on June 26, 2006.

9.	INCOME TAXES

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006

Income tax benefit computed at Canadian statutory rates	$41,600	$9,700
Non-deductible donated interest	(4,700)	0
Unrecognized tax losses	(36,900)	(9,700)

Future income tax benefit	$0	$0

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

9.           INCOME TAXES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax assets
Net losses carried forward	$48,700	$11,700

Valuation allowance for future income tax assets	(48,700)	(11,700)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

At April 30, 2007, the Company had non-capital losses for Canadian income tax purposes of $142,800 that expire as follows:

2012	$ 8,600
2015	$ 16,200
2026	$ 9,700
2027	$ 108,300

10.	COMMITMENTS

(a)
On July 10, 2006, the Company acquired the right to acquire five film projects from a company wholly-owned by the Company’s President and CEO. The film projects will be acquired pursuant to the terms and conditions of five separate Option and Literary Purchase Agreements. The Company will be able to acquire each film project for Cdn $32,000, with payment payable on the first day of production for each film project. At April 30, 2007, only one of the five films has been put into production. The remaining four options expire August 1, 2008.

(b)
On December 17, 2006, the Company entered into a production and financing contract with an arms-length company. The Company intends to produce and finance a full-length video game by utilizing the services as a developer. The Company has committed to paying Cdn $250,000 in relation to the development, of which $92,021 has been paid.

The contract also includes an agreement whereby the developer will repay the Company for computer hardware purchased for production of the full-length video game over a six-month period ending in June 2007. The short-term loan of $5,918 (2006 - $Nil) is unsecured, does not bear interest and is due in three equal installments of Cdn $2,183, due April 1, 2007, May 1, 2007 and June 1, 2007. All payments have been received subsequent to the year-end.

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

10.           COMMITMENTS (Continued)

(c)
On April 1, 2007, the Company entered into an assignment agreement with Pathway, a related party, whereby the Company accepted assignment of all percentage of proceeds, deferred salaries and fees previously agreed to be paid to Result Technology Group (“RTG”), an arm’s length party.   The contracts assigned are as follows:

(i)	On March 23, 2007, Pathway agreed to pay RTG a producer fee of Cdn $35,000, which will be deferred until the first of:

(a)	the production received funding from Telefilm, or any other source other than the shareholder; or
(b)	when any sale is made.

(ii)	On March 24, 2007, RTG agreed to exchange Cdn $20,000 of the Cdn $35,000 producer fee for 80,000 of the Company’s shares at Cdn $0.25 per share.

(iii)	(a) On March 23, 2007, Pathway agreed to pay RTG, who will subsequently pay a performer from the motion picture “Blood”, 1% of the total of the Canadian net proceeds of the motion picture “Blood” and Cdn $25,000 in deferred salary.

(b)	On March 24, 2007, the performer agreed to exchange Cdn $10,000 of the Cdn $25,000 deferred salary for the Company’s shares at Cdn $0.25 per share for 40,000 shares.

(d)	The Company entered into a performance rider agreement agreeing to pay the performer 5% of the Canadian net profits of the motion picture “Blood”.

11.	SUBSEQUENT EVENTS

(a)
Subsequent to April 30, 2007, the Company issued 2,100,000 common shares at Cdn $0.25 per share for cash proceeds of Cdn $525,000 and 282,000 common shares at $0.50 per share for cash proceeds of $141,000.

(b)
On May 1, 2007, the Company entered into a producers agreement with Pathway, a related party, for “Blood A Butcher’s Tale”.  In exchange for services, the Company agreed to pay producer fee of Cdn $500,000 upon first tier recoupment on a pari-passu, pro-rata basis and accrue 15% interest on the producers fee amount from May 1, 2007.

(c)	On May 1, 2007, the Company agreed to issue 2,000,000 restricted common shares at Cdn $0.25 per share as full payment of debt of Cdn $500,000 owed to Pathway, a related party.

(d)
On May 15, 2007, the Company entered into a producers agreement for “Blood A Butcher’s Tale”.  In exchange for services, the Company agreed to pay producer fee of Cdn $25,000 upon first tier recoupment on a pari-passu, pro-rata basis.

PACIFIC GOLD ENTERTAINMENT INC.
(formerly CyPacific Trading Inc.)
(A Development Stage Company)
Notes to Financial Statements
Years Ended April 30, 2007, 2006 and 2005
(Expressed in US dollars)

(e)
On June 21, 2007, the Company entered into a transfer agreement with Pathway, a related party, whereby the Company will purchase 25% of the full ownership of the original material entitled “Bunny Tales” for $100,000.

(f)
On June 21, 2007, the Company entered into a transfer agreement with Red Blossom Entertainment Inc., a related party, whereby the Company will purchase 24% of the full ownership of the original material entitled “Bunny Tales” for $100,000.

(g)
On July 27, 2007, the Company entered into a producers agreement for “A Premature Burial”.  In exchange for producing services, the Company agreed to pay producer fee of Cdn $50,000 upon first tier recoupment on a pari-passu, pro-rata basis and accrue 15% interest on the producers fee amount from July 27, 2007.  Film Equity will be distributed in the amount of a percentage based on a ratio of $50,000 to the final budget which is yet to be determined.

Item 19.  Exhibits.

(a)           Index to and Description of Exhibits.

Exhibit	Description	Status
1.1	Memorandum, filed as Exhibit 3.1 to PGE Inc.’s Form F-1 (Registration Statement) filed on July 18, 2003 and incorporated herein by reference.	Filed
1.2	Articles of Incorporation, filed as Exhibit 3.2 to PGE Inc.’s Form F-1 (Registration Statement) filed on July 18, 2003 and incorporated herein by reference.	Filed
1.3	Transition Application dated March 30, 2006, filed as Exhibit 1.3 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.	Filed
1.4	Notice of Articles dated June 27, 2006, filed as Exhibit 1.4 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.	Filed
4.1
Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “SUBhuman”, filed as Exhibit 4.1 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.
Filed
4.2
Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Beneath”, filed as Exhibit 4.2 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference
Filed
4.3
Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Crimson”, filed as Exhibit 4.3 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.
Filed
4.4
Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Blood”, filed as Exhibit 4.4 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.
Filed
4.5
Option & Literary Purchase Agreement dated July 10, 2006 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “SUBhuman 2”, filed as Exhibit 4.5 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.
Filed
4.6	Amending Agreement dated August 1, 2008 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “SUBhuman”.	Included
4.7	Amending Agreement dated August 1, 2008 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Beneath”.	Included
4.8	Amending Agreement dated August 1, 2008 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “Crimson”.	Included
4.9	Amending Agreement dated August 1, 2008 between Pacific Gold Entertainment Inc. and Somnambulist Imagery Inc. for the literary property “SUBhuman 2”.	Included
4.10	Director / Producer Employment Agreement dated January 1, 2007 between Pacific Gold Entertainment Inc. and Mark Tuit.	Included
4.11	Producer Employment Agreement dated January 1, 2007 between Pacific Gold Entertainment Inc. and Ron Loudoun.	Included

Page - 60

Exhibit	Description	Status
4.12	Producer Employment Agreement dated January 1, 2007 between Pacific Gold Entertainment Inc. and Michael George.	Included
4.13	Producer Employment Agreement dated January 1, 2007 between Pacific Gold Entertainment Inc. and Richard Powell.	Included
4.14	Visual Effects Agreement dated January 26, 2007 between Pacific Gold Entertainment Inc. and Skywork Studios Inc.	Included
4.15	Performer Contract dated March 16, 2007 between Aaron Douglas and Pacific Gold Entertainment Inc.	Included
4.16	Producer Employment Agreement dated March 31, 2007 between Pacific Gold Entertainment Inc. and Result Technology Group, LLC (Jennifer Sciole).	Included
4.17	Funding, Production and Distribution Agreement dated November 2, 2006 between Pathway Films Inc. and RTG Productions.	Included
4.18	Amending Agreement dated April 1, 2007, between Pacific Gold Entertainment Inc. and Result Technology Group, LLC (Jennifer Sciole).	Included
4.19	Amending Agreement dated April 1, 2007, between Pacific Gold Entertainment Inc. and RTG Productions.	Included
4.20	Producers Agreement dated May 1, 2007 between Pathway Films Inc. and Pacific Gold Entertainment Inc.	Included
4.21	Transfer Agreement (Red Blossom) dated June 21, 2007 between Pacific Gold Entertainment Inc. and Red Blossom Entertainment Inc.	Included
4.22	Transfer Agreement (Pathway) dated June 21, 2007 between Pacific Gold Entertainment Inc. and Pathway Films Inc.	Included
4.23	Producers Agreement dated July 27, 2007 between Cam Watts and Pacific Gold Entertainment Inc.	Included
4.24	Funding and Production Agreement (Bunny Tales #1) dated July 17, 2006 among Skywork Studios Inc., Pathway Films Inc., and Red Blossom Entertainment Inc.	Included
4.25	Funding and Production Agreement (Bunny Tales #2) dated November 12, 2007 among Skywork Studios Inc., Pacific Gold Entertainment Inc., and Daval Releasing Inc.	Included
4.26	Funding and Production Agreement (Bunny Tales #3) dated January 26, 2008 among Skywork Studios Inc., Pacific Gold Entertainment Inc., and Marigold Paints Pvt. Ltd.	Included
4.27	Funding, Production and Distribution Agreement (Blood: Butchers Block) dated January 27, 2008 between Pacific Gold Entertainment Inc. and PowerUp Studios Inc.	Included
4.28	Funding, Production and Distribution Agreement (NOMBZ) dated January 27, 2008 between Pacific Gold Entertainment Inc. and PowerUp Studios Inc.	Included
4.29	Assignment Agreement dated February 1, 2007 among Pathway Films Inc., Pacific Gold Entertainment Inc., and RTG Productions.	Included
4.30	Distribution Agreement dated February 20, 2009 between Pacific Gold Entertainment Inc. and Daval Releasing Inc.	Included
4.31
Non-interest bearing demand promissory note dated March 5, 2000 given by Pacific Gold Entertainment Inc. in favour of Somnambulist Imagery Inc. in the principal amount of CDN$32,000 for the sale of the screenplay “Blood:  A Butcher’s Tale”.
Included

Page - 61

Exhibit	Description	Status
4.32
Non-interest bearing demand promissory note dated March 5, 2000 given by Pacific Gold Entertainment Inc. in favour of Somnambulist Imagery Inc. in the principal amount of CDN$32,000 for the sale of the screenplay “Crimson”.
Included
4.33
Non-interest bearing demand promissory note dated March 5, 2000 given by Pacific Gold Entertainment Inc. in favour of Somnambulist Imagery Inc. in the principal amount of CDN$32,000 for the sale of the screenplay “Beneath”.
Included
11	Code of Ethics, filed as Exhibit 11 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.	Filed
12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Included
13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Included
15.1	Audit Committee Charter filed as Exhibit 15.1 to PGE Inc.’s Form 20-F (Annual Report) filed on November 30, 2006 and incorporated herein by reference.	Filed

SIGNATURES

Pacific Gold Entertainment Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PACIFIC GOLD ENTERTAINMENT INC.

By:           /s/ Ron Loudoun
Name:           Ron Loudoun
Title:             Director and CEO
Dated:          November 13, 2009

Page - 62

Exhibit 4.6

Page - 63

AMENDING AGREEMENT

This AMENDING AGREEMENT made as of the 1st day of August, 2008, to the Option and Literary Purchase Agreement (SubHuman) made as of the 10th day of July, 2006 (the “Original Agreement”),

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a British Columbia company with a business office at #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(“PGE Inc.”)

AND:

SOMNAMBULIST IMAGERY INC., a British Columbia company with a business office at #6 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(the “Seller”)

WITNESSES THAT WHEREAS:

A.
By the Original Agreement made between the parties hereto the Seller granted PGE Inc. the exclusive and irrevocable option to purchase from the Seller the rights in certain literary property entitled SUBHUMAN;

B.	The parties wish to amend the Original Agreement pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.	The Original Agreement is hereby amended by deleting the Clause of the Original Agreement entitled “OPTION PERIOD” in its entirety and replacing it with the following:

“OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending July 31, 2009 (the “Initial Option Period”)”

2.	The Original Agreement shall henceforth be read and construed together with this Agreement, and the Original Agreement will remain in full force and effect.

Page - 64

3.	In the event of any inconsistencies between this agreement and the Original Agreement, this Agreement will govern.

4.
All terms, conditions, covenants, agreements, benefits and obligations contained in the Original Agreement, as amended hereby, will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this Amending Agreement has been executed the day and year first above written.

The Corporate Seal of                                                                           )
Pacific Gold Entertainment Inc.                                                 )
was hereunto affixed in the presence of:                                           )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                   )
                  )
Authorized Signatory                                                                           )

The Corporate Seal of                                                                           )
Somnambulist Imagery Inc.                                                            )
was hereunto affixed in the presence of:                                           )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                    )
                  )
Authorized Signatory                                                                           )

Page - 65

Exhibit 4.7

Page - 66

AMENDING AGREEMENT

This AMENDING AGREEMENT made as of the 1st day of August, 2008, to the Option and Literary Purchase Agreement (Beneath) made as of the 10th day of July, 2006 (the “Original Agreement”),

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a British Columbia company with a business office at #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(“PGE Inc.”)

AND:

SOMNAMBULIST IMAGERY INC., a British Columbia company with a business office at #6 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(the “Seller”)

WITNESSES THAT WHEREAS:

A.
By the Original Agreement made between the parties hereto the Seller granted PGE Inc. the exclusive and irrevocable option to purchase from the Seller the rights in certain literary property entitled BENEATH;

B.	The parties wish to amend the Original Agreement pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.	The Original Agreement is hereby amended by deleting the Clause of the Original Agreement entitled “OPTION PERIOD” in its entirety and replacing it with the following:

“OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending July 31, 2009 (the “Initial Option Period”)”

2.	The Original Agreement shall henceforth be read and construed together with this Agreement, and the Original Agreement will remain in full force and effect.

Page - 67

3.	In the event of any inconsistencies between this agreement and the Original Agreement, this Agreement will govern.

4.
All terms, conditions, covenants, agreements, benefits and obligations contained in the Original Agreement, as amended hereby, will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this Amending Agreement has been executed the day and year first above written.

The Corporate Seal of                                                                           )
Pacific Gold Entertainment Inc.                                                  )
was hereunto affixed in the presence of:                                           )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                   )
                  )
Authorized Signatory                                                                           )

The Corporate Seal of                                                                           )
Somnambulist Imagery Inc.                                                             )
was hereunto affixed in the presence of:                                           )
                   )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                    )
                  )
Authorized Signatory                                                                           )

Page - 68

Exhibit 4.8

Page - 69

AMENDING AGREEMENT

This AMENDING AGREEMENT made as of the 1st day of August, 2008, to the Option and Literary Purchase Agreement (Crimson) made as of the 10th day of July, 2006 (the “Original Agreement”),

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a British Columbia company with a business office at #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(“PGE Inc.”)

AND:

SOMNAMBULIST IMAGERY INC., a British Columbia company with a business office at #6 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(the “Seller”)

WITNESSES THAT WHEREAS:

A.
By the Original Agreement made between the parties hereto the Seller granted PGE Inc. the exclusive and irrevocable option to purchase from the Seller the rights in certain literary property entitled CRIMSON;

B.	The parties wish to amend the Original Agreement pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.	The Original Agreement is hereby amended by deleting the Clause of the Original Agreement entitled “OPTION PERIOD” in its entirety and replacing it with the following:

“OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending July 31, 2009 (the “Initial Option Period”)”

2.	The Original Agreement shall henceforth be read and construed together with this Agreement, and the Original Agreement will remain in full force and effect.

Page - 70

3.	In the event of any inconsistencies between this agreement and the Original Agreement, this Agreement will govern.

4.
All terms, conditions, covenants, agreements, benefits and obligations contained in the Original Agreement, as amended hereby, will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this Amending Agreement has been executed the day and year first above written.

The Corporate Seal of                                                                            )
Pacific Gold Entertainment Inc.                                                  )
was hereunto affixed in the presence of:                                            )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                    )
                  )
Authorized Signatory                                                                           )

The Corporate Seal of                                                                           )
Somnambulist Imagery Inc.                                                            )
was hereunto affixed in the presence of:                                            )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                    )
                  )
Authorized Signatory                                                                           )

Page - 71

Exhibit 4.9

Page - 72

AMENDING AGREEMENT

This AMENDING AGREEMENT made as of the 1st day of August, 2008, to the Option and Literary Purchase Agreement (SubHuman 2) made as of the 10th day of July, 2006 (the “Original Agreement”),

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a British Columbia company with a business office at #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(“PGE Inc.”)

AND:

SOMNAMBULIST IMAGERY INC., a British Columbia company with a business office at #6 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(the “Seller”)

WITNESSES THAT WHEREAS:

A.
By the Original Agreement made between the parties hereto the Seller granted PGE Inc. the exclusive and irrevocable option to purchase from the Seller the rights in certain literary property entitled SUBHUMAN 2;

B.	The parties wish to amend the Original Agreement pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.	The Original Agreement is hereby amended by deleting the Clause of the Original Agreement entitled “OPTION PERIOD” in its entirety and replacing it with the following:

“OPTION PERIOD: The within option will be effective during the period commencing on July 10, 2006 and ending July 31, 2009 (the “Initial Option Period”)”

2.	The Original Agreement shall henceforth be read and construed together with this Agreement, and the Original Agreement will remain in full force and effect.

Page - 73

3.	In the event of any inconsistencies between this agreement and the Original Agreement, this Agreement will govern.

4.
All terms, conditions, covenants, agreements, benefits and obligations contained in the Original Agreement, as amended hereby, will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this Amending Agreement has been executed the day and year first above written.

The Corporate Seal of                                                                            )
Pacific Gold Entertainment Inc.                                                  )
was hereunto affixed in the presence of:                                            )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                    )
                  )
Authorized Signatory                                                                           )

The Corporate Seal of                                                                           )
Somnambulist Imagery Inc.                                                            )
was hereunto affixed in the presence of:                                            )
                  )
                  )                                           (SEAL)
  /s/ Authorized Signatory                                                                    )
                  )
Authorized Signatory                                                                           )

Page - 74

Exhibit 4.10

Page - 75

                DIRECTOR / PRODUCER EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into as of the January 1, 2007, by and between Pacific Gold Entertainment, Inc., (hereinafter "Production Company"), and Mark Tuit (hereinafter "Employee").

This Agreement is entered into with reference to the following facts:
A. Production Company intends to produce a theatrical motion picture (hereinafter the "Picture") based upon that certain screenplay tentatively entitled "Blood: A Butcher’s Tale," (hereinafter the "Screenplay") which Picture is intended for initial theatrical exhibition.

B. Production Company wishes to utilize the services of Employee as Director and Producer in connection with the production and delivery of the Picture upon the terms and conditions herein contained.

ACCORDINGLY, IT IS AGREED AS FOLLOWS:

1. ENGAGEMENT: Subject to events of force majeure, default, or the disability or death of Employee, Production Company hereby engages the services of Employee, and Employee agrees to render non-exclusive services as Director and Producer, in connection with the production of the Picture upon the terms and conditions herein contained. Subject to Production Company's final approval, Employee shall supervise the testing of persons proposed for the cast, scouting for shooting locations, assembling the crew, the supervision of the photography of the Picture, assisting in the supervision of the editing, and sound mixing, assisting in the selection of music, assisting in the supervision of the final dubbing and scoring, the supervision of all other post-production requirements of the Picture, the delivery of the final answer print and all other customary delivery items to Production Company and its principal distributors, foreign and domestic, and perform such other services as are reasonably required by Production Company and are usually and customarily performed by producers in the motion picture industry.

2. TERM: Employee shall render the services required of him as set forth in paragraph 1 hereof during the period commencing on January 1, 2007, and continuing thereafter for such time as pre-production, principal photography, and customary post-production and delivery of the Picture as required by Production Company.

It is contemplated that principal photography of the Picture will commence approximately on March 16, 2007 and, subject to extension for events beyond Production Company's control and other events of force majeure, Employee's exclusive services shall not be required beyond December 31, 2008, but he shall nevertheless supervise the delivery of the Picture hereunder.

3. COMPENSATION: In consideration for all of the services to be rendered by Employee hereunder and for all of the rights granted by Employee to Production Company, and on condition that Employee is not in default hereunder, and subject to the terms and conditions specified herein, Production Company agrees to pay Employee, and Employee agrees to accept:

Page - 76

(a) Fixed Compensation: Employee shall receive the amount of Two Thousand Eighty dollars ($2080.00) paid semi-monthly over the course of pre-production, production, post-production, and delivery.

(b) Deferred Compensation: In addition to the Fixed Compensation payable under Clause 3(a), subject to the production and release of the Picture, and subject to the performance of all obligations of Employee, the Employee shall receive and an amount equal to Twenty Five Thousand dollars ($25,000.00) in fifth (5th) tier of the recoupment schedule (Exhibit A). The aforesaid payment shall be deferred and paid pro-rata with all similar deferments.

(c) Net Profits Definition: All income actually received by Production Company from the exploitation of the Picture after deducting all expenses and deferments incurred by Production Company in connection with the financing (including all interest and fees owed), pre-production, production, post-production, investor recoupment, marketing, distribution and exploitation of the Picture; this shall also include any attorneys' fees and expenses incurred by Production Company in connection with the Picture.

4. SERVICES: At all times during the term of Employee's services hereunder, Employee will promptly and faithfully comply with all of Production Company's reasonable instructions, directions, requests, rules and regulations. Employee will perform his services conscientiously and to the full limit of his talents and capabilities when wherever reasonably required or desired by Production Company and in accordance with Production Company's reasonable instructions and directions in all matters, including those involving artistic taste and judgment. Employee will perform such service as Production Company may reasonably require of him, and as customarily and usually rendered by and required of directors and producers employed to direct and produce low-budget theatrical motion pictures in the motion picture industry.

Production Company will provide Employee with a copy of the work print on DVD. Employee agrees not to show this work print to any distributor or sales rep without Production Company's prior written consent, and Employee will not show the work print to anyone else without the prior consent of Production Company.

5. CONTROL: Production Company shall have complete control of the production of the Picture including, but not limited to, all artistic controls and the right to cut, edit, add to, subtract from, arrange, rearrange, and revise the Picture in any manner. Production Company shall not be obligated to make any actual use of Employee's services or to produce or to release or to continue the distribution or release of the Picture once released.

Page - 77

7. RIGHTS: In addition to Employee's services as a producer, Production Company shall be entitled to and shall own all of the results and proceeds thereof throughout the world in perpetuity (including, but not limited to, all rights throughout the world of production, public performance, manufacture, television, recordation, and reproduction by any art or method, whether now known or hereafter devised, copyright, trademark and patent) whether such results and proceeds consist of literary, dramatic, musical, motion picture, mechanical or any other form of works, ideas, themes, compositions, creations, or products and without obligation to pay any fees, royalties or other amounts except those expressly provided for in this Agreement. Specifically, but without in any way limiting the generality of the foregoing, Production Company shall own all rights of every kind and character in and to any and all acts, poses, plays and appearances of any and all kinds which Employee may write, suggest, direct or produce during the term hereof (provided, however, that any assignment will not reduce Production Company's obligations to Employee in regard to compensation and credit). In the event that Production Company shall desire to secure separate assignments of any of the foregoing, Employee agrees to execute them upon Production Company's request therefore. All rights granted or agreed to be granted to Production Company hereunder shall vest in Production Company immediately and shall remain vested in Production Company and Production Company's successors and assigns whether this Agreement expires in normal course or whether Employee's engagement hereunder is sooner terminated for any cause or reason. Production Company shall have the right to use and authorize others to use the name, voice and likeness of Employee, and any results and proceeds of his services hereunder, to advertise and publicize the Picture including, but not limited to, the right to use the same in the credits of the Picture, in trailers, in commercial tie-ups, and in all other forms and media of advertising and publicity including merchandising, publications, records and commercial advertising and publicity tie-ups derived from or relating to the Picture.

8. REPRESENTATIONS, WARRANTIES & INDEMNITY:
(a) Employee represents and warrants that all material of every kind authored, written, prepared, composed, and/or submitted by Employee hereunder for or to Production Company shall be wholly original with him, and shall not infringe or violate the right of privacy of, or constitute libel against, or violate any copyright, common law right or any other right of any person, firm or corporation. The foregoing warranties shall not apply to any material not authored, written, prepared, composed or submitted by Employee, but shall apply to all material, incidents and characterizations which Employee may add to or incorporate in or cause to be added to or incorporated in such material. Employee further represents and warrants that Employee is free to enter into this Agreement and to render the required services hereunder and that Employee is not subject to any obligations or disability which will or might interfere with Employee's fully complying with this Agreement; that Employee has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the rights granted to Production Company hereunder; and that Employee will not at any time render any services or do any acts which shall derogate from the value of Employee's services rendered pursuant to this Agreement or which shall interfere with the performance of any of Employee's covenants or obligations pursuant to this Agreement. Employee hereby indemnifies Production Company, its successors, assigns, licensees, officers and employees, and hold it harmless from and against any and all liability, losses, damages and expenses (including attorneys' fees) arising out of (i) the use of any materials furnished by Employee for the Picture, or (ii) any breach by Employee of any warranty or agreement made by Employee hereunder.

Page - 78

(b) Production Company represents and warrants that Production Company has the right to enter into this Agreement, and to render the required obligations hereunder, and that Production Company is not subject to any other obligations or disabilities which will or might interfere with Production Company's fully complying with this Agreement; that Production Company has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the compensation granted to Employee hereunder; that Production Company has secured all necessary financing to make all payments hereunder, and complete the Picture as budgeted; and that Production Company will not at any time render any services or do any acts which shall derogate from the value of Production Company's obligations pursuant to this Agreement, or which shall interfere with the performance of any of Production Company's covenants or obligations pursuant to this Agreement. Production Company hereby indemnifies Employee and his successors and assigns, and holds them harmless from and against any and all liability, losses, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by Production Company of any warranty or agreement made by Production Company hereunder.

9. CREDIT: Provided that Employee shall fully and completely keep and perform all of his obligations and agreements hereunder, and if the Picture has been produced substantially with the use of Employee's services hereunder, Employee shall receive a producing credit on the positive prints and/or tape for the Picture in the main titles thereof, and in all paid advertisements (subject to customary distributor exclusions).
Employee's credit shall be in the same size and prominence as all producers, and placed in all media in which his name appears. Producer credit shall read:

"Produced by Mark Tuit".

Page - 79

If an attribution is used; only company name may appear in print media. Credit on all prints will appear in the main titles in second or third position from last credit in the same size as the largest credit, other than film title or presentation credit (which could include production company name). Nothing herein shall be deemed to restrict Production Company from granting co-producer, associate producer, executive producer or similar producer credits to others.
(a) Credit: Subject to the production and release of the Picture and provided Director performs his material obligations hereunder, then Production Company shall accord Director credit in connection with the Picture in accordance with the credit allocation rules of the Directors Guild of America, Basic Agreement, as amended and supplemented from time to time. Said credit shall read:

"Directed by " Mark Tuit"

(b) Artwork Title Exception: If both a regular (or repeat) title and an artwork title are used, the position and percentage requirements above, as they relate to the title of the Picture, shall relate to the regular (or repeat) title. If only an artwork title is used, the percentage requirements above, as they relate to the title, shall be not less than ten percent (10%) of the average size of the letters used in the artwork title.

(c) Credit Limitation: Production Company agrees that no other individual and/or entity (other than members of the cast receiving "starring" billing before or after the title of the Picture or the company distributing and/or financing the Picture) shall receive credit larger than that used to display the credit accorded to Director and no other individual or entity shall receive a credit that is larger.

No casual or inadvertent failure to comply with the provisions of this paragraph or failure of any third party to comply with same shall be deemed to be a breach of this Agreement by Production Company. In the event of a failure or omission by Production Company constituting a breach of its credit obligations under this Agreement, Employee's rights shall be limited to the right, if any, to seek damages at law, and Employee shall not have any right in such event to rescind this Agreement or any of the rights granted to Production Company hereunder, or to enjoin the distribution, exhibition, or other exploitation of the Picture or the advertising or publicizing thereof. Production Company shall, however, upon receipt of written notice of any such breach of its credit obligations, cure such breach on a prospective basis on materials to be created in the future.

10. CONTINGENCIES: If Employee shall become incapacitated or prevented from fully performing his services hereunder by reason of illness, accident, or mental and physical disability and/or if the production of the Picture is hampered or interrupted or interfered with for any event or reason beyond the control of Production Company or any other event of force majeure (hereinafter collectively referred to as "incapacity"), Production Company shall have the right to suspend Employee's services and the compensation payable to Employee during the continuance of any such incapacity. In the event any such incapacity continues for a period of seven (7) consecutive days or for an aggregate period of twenty-one (21) days, Production Company shall have the right to terminate Employee's engagement hereunder. In the event that Employee should fail, refuse or neglect other than because of incapacity to perform any of his required services hereunder, Production Company shall have the right at any time to suspend Employee's services and the compensation payable to Employee during the continuance of such default, and Production Company shall have the right at any time to terminate Employee's engagement hereunder by reason of such default.

11. NO RIGHT TO CONTRACT: Employee acknowledges and agrees that he has no right or authority to and will not employ any person to serve in any capacity, nor contract for the purchase or rental of any article or material, nor make any commitment or agreement whereby Production Company shall be required to pay any monies or other consideration or which shall otherwise obligate Production Company, without Production Company's express prior written consent.

Page - 80

12. ASSIGNMENT: Production Company may transfer and assign this Agreement or all or any of its rights hereunder to any person, firm or corporation, but no such assignment or transfer shall relieve Production Company of its executory obligations hereunder. This Agreement shall inure to the benefit of Production Company's successors, licensees and assigns. Employee shall not assign or transfer this Agreement, or any of his rights or obligations hereunder, it being understood that the obligations and duties of Employee are personal to Employee, and any purported assignment shall be void. Employee may, however, assign his right to receive any monies hereunder.

13. LIMITATION OF REMEDY: All rights assigned by this Agreement shall be irrevocable under all or any circumstances and shall not be subject to reversion, rescission, termination or injunction. Employee agrees that he shall not have the right to enjoin the exhibition, distribution or exploitation of any motion picture produced hereunder or to enjoin, rescind or terminate any rights granted to Production Company hereunder. Employee further agrees that Employee's sole remedy in the event of any default by Production Company hereunder, including the failure by Production Company to pay Employee any consideration payable to Employee pursuant hereto, or to accord Employee credit (to the extent that Production Company is obligated to accord Employee such credit) pursuant hereto, shall be an action at law for damages and/or for an accounting (if applicable). At all times, the Production Company shall have all rights and remedies which it has at law or in equity, pursuant hereto or otherwise.

14. NOTICES: All notices or payments which Production Company may be required to give or make to Employee hereunder may be delivered personally or sent by certified or registered mail or telegraph, or by email to 2155 Gravely Street, Vancouver BC V5L-3B8.  Email: marktuit@gmail.com

All notices which Employee may wish to give to Production Company hereunder may be delivered personally or sent by certified or registered mail or telegraph, or fax, to Production Company at # 7 - 534 Cambie Street, Suite 7, Vancouver, BC, V6B 2N7. Fax 604-633-2703. The date of delivery, or attempted delivery, as the case may be, of any notice or payment hereunder shall be deemed to be the date of service of such notice or payment.

15. SECTION HEADINGS: The headings of paragraphs, sections or other subdivisions of this Agreement are for convenience in reference only. They will not be used in any way to govern, limit, modify, construe or otherwise be given any legal effect.

16. GOVERNING LAW / ARBITRATION / REMEDIES  This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof.

Page - 81

The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

17. ENTIRE AGREEMENT: This Agreement represents the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and cannot be modified except by written instrument signed by the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of British Columbia, and the exclusive venue for resolution of any dispute arising out of, or in connection with this Agreement shall be in Vancouver, British Columbia.

AGREED TO AND ACCEPTED:

           /s/ Mark Tuit
______________________________
Mark Tuit  "Employee"
January 1, 2007

AGREED TO AND ACCEPTED:

           /s/ Michael George
______________________________
Michael George - Producer
Pacific Gold Entertainment, Inc. "Production Company"
January 1, 2007

AGREED TO AND ACCEPTED:

/s/ Ron Loudoun
______________________________
Ron Loudoun - CFO
Pacific Gold Entertainment, Inc. "Production Company"
January 1, 2007

Page - 82

Exhibit 4.11

Page - 83

PRODUCER EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into as of the January 1, 2007, by and between Pacific Gold Entertainment, Inc., (hereinafter "Production Company"), and Ron Loudoun (hereinafter "Employee").

This Agreement is entered into with reference to the following facts:

A. Production Company intends to produce a theatrical motion picture (hereinafter the "Picture") based upon that certain screenplay tentatively entitled " Blood: A Butcher’s Tale," (hereinafter the "Screenplay") which Picture is intended for initial theatrical exhibition.

B. Production Company wishes to utilize the services of Employee as an Executive Producer in connection with the production and delivery of the Picture upon the terms and conditions herein contained.

ACCORDINGLY, IT IS AGREED AS FOLLOWS:

1. ENGAGEMENT: Subject to events of force majeure, default, or the disability or death of Employee, Production Company hereby engages the services of Employee, and Employee agrees to render non-exclusive services as an executive producer, in connection with the production of the Picture upon the terms and conditions herein contained. Subject to Production Company's final approval, Employee shall supervise the testing of persons proposed for the cast, scouting for shooting locations, assembling the crew, the supervision of the photography of the Picture, assisting in the supervision of the editing, and sound mixing, assisting in the selection of music, assisting in the supervision of the final dubbing and scoring, the supervision of all other post-production requirements of the Picture, the delivery of the final answer print and all other customary delivery items to Production Company and its principal distributors, foreign and domestic, and perform such other services as are reasonably required by Production Company and are usually and customarily performed by producers in the motion picture industry.

2. TERM: Employee shall render the services required of him as set forth in paragraph 1 hereof during the period commencing on January 1, 2007, and continuing thereafter for such time as pre-production, principal photography, and customary post-production and delivery of the Picture as required by Production Company.

It is contemplated that principal photography of the Picture will commence approximately on March 16, 2007 and, subject to extension for events beyond Production Company's control and other events of force majeure, Employee's exclusive services shall not be required beyond December 31, 2008, but he shall nevertheless supervise the delivery of the Picture hereunder.

3. COMPENSATION: In consideration for all of the services to be rendered by Employee hereunder and for all of the rights granted by Employee to Production Company, and on condition that Employee is not in default hereunder, and subject to the terms and conditions specified herein, Production Company agrees to pay Employee, and Employee agrees to accept:

(a) Fixed Compensation: Employee shall receive the amount of One Thousand Six Hundred Sixty Four dollars ($1664.00) paid semi-monthly over the course of pre-production, production and post-production.

Page - 84

(b) Deferred Compensation: In addition to the Fixed Compensation payable under Clause 3(a), subject to the production and release of the Picture, and subject to the performance of all obligations of Employee, the Employee shall receive and an amount equal to Twenty Five Thousand dollars ($25,000.00) in fifth (5th) tier of the recoupment schedule (Exhibit A). The aforesaid payment shall be deferred and paid pro rata with all similar deferments.

(c) Net Profits Definition: All income actually received by Production Company from the exploitation of the Picture after deducting all expenses and deferments incurred by Production Company in connection with the financing (including all interest and fees owed), pre-production, production, post-production, investor recoupment, marketing, distribution and exploitation of the Picture; this shall also include any attorneys' fees and expenses incurred by Production Company in connection with the Picture.

4. SERVICES: At all times during the term of Employee's services hereunder, Employee will promptly and faithfully comply with all of Production Company's reasonable instructions, directions, requests, rules and regulations. Employee will perform his services conscientiously and to the full limit of his talents and capabilities when wherever reasonably required or desired by Production Company and in accordance with Production Company's reasonable instructions and directions in all matters, including those involving artistic taste and judgment. Employee will perform such service as Production Company may reasonably require of him, and as customarily and usually rendered by and required of producers employed to produce low-budget theatrical motion pictures in the motion picture industry.

Production Company will provide Employee with a copy of the work print on DVD. Employee agrees not to show this work print to any distributor or sales rep without Production Company's prior written consent, and Employee will not show the work print to anyone else without the prior consent of Production Company.

5. CONTROL: Production Company shall have complete control of the production of the Picture including, but not limited to, all artistic controls and the right to cut, edit, add to, subtract from, arrange, rearrange, and revise the Picture in any manner. Production Company shall not be obligated to make any actual use of Employee's services or to produce or to release or to continue the distribution or release of the Picture once released.

7. RIGHTS: In addition to Employee's services as a producer, Production Company shall be entitled to and shall own all of the results and proceeds thereof throughout the world in perpetuity (including, but not limited to, all rights throughout the world of production, public performance, manufacture, television, recordation, and reproduction by any art or method, whether now known or hereafter devised, copyright, trademark and patent) whether such results and proceeds consist of literary, dramatic, musical, motion picture, mechanical or any other form of works, ideas, themes, compositions, creations, or products and without obligation to pay any fees, royalties or other amounts except those expressly provided for in this Agreement. Specifically, but without in any way limiting the generality of the foregoing, Production Company shall own all rights of every kind and character in and to any and all acts, poses, plays and appearances of any and all kinds which Employee may write, suggest, direct or produce during the term hereof (provided, however, that any assignment will not reduce Production Company's obligations to Employee in regard to compensation and credit). In the event that Production Company shall desire to secure separate assignments of any of the foregoing, Employee agrees to execute them upon Production Company's request therefore. All rights granted or agreed to be granted to Production Company hereunder shall vest in Production Company immediately and shall remain vested in Production Company and Production Company's successors and assigns whether this Agreement expires in normal course or whether Employee's engagement hereunder is sooner terminated for any cause or reason. Production Company shall have the right to use and authorize others to use the name, voice and likeness of Employee, and any results and proceeds of his services hereunder, to advertise and publicize the Picture including, but not limited to, the right to use the same in the credits of the Picture, in trailers, in commercial tie-ups, and in all other forms and media of advertising and publicity including merchandising, publications, records and commercial advertising and publicity tie-ups derived from or relating to the Picture.

Page - 85

8. REPRESENTATIONS, WARRANTIES & INDEMNITY:

(a) Employee represents and warrants that all material of every kind authored, written, prepared, composed, and/or submitted by Employee hereunder for or to Production Company shall be wholly original with him, and shall not infringe or violate the right of privacy of, or constitute libel against, or violate any copyright, common law right or any other right of any person, firm or corporation. The foregoing warranties shall not apply to any material not authored, written, prepared, composed or submitted by Employee, but shall apply to all material, incidents and characterizations which Employee may add to or incorporate in or cause to be added to or incorporated in such material. Employee further represents and warrants that Employee is free to enter into this Agreement and to render the required services hereunder and that Employee is not subject to any obligations or disability which will or might interfere with Employee's fully complying with this Agreement; that Employee has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the rights granted to Production Company hereunder; and that Employee will not at any time render any services or do any acts which shall derogate from the value of Employee's services rendered pursuant to this Agreement or which shall interfere with the performance of any of Employee's covenants or obligations pursuant to this Agreement. Employee hereby indemnifies Production Company, its successors, assigns, licensees, officers and employees, and hold it harmless from and against any and all liability, losses, damages and expenses (including attorneys' fees) arising out of (i) the use of any materials furnished by Employee for the Picture, or (ii) any breach by Employee of any warranty or agreement made by Employee hereunder.

(b) Production Company represents and warrants that Production Company has the right to enter into this Agreement, and to render the required obligations hereunder, and that Production Company is not subject to any other obligations or disabilities which will or might interfere with Production Company's fully complying with this Agreement; that Production Company has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the compensation granted to Employee hereunder; that Production Company has secured all necessary financing to make all payments hereunder, and complete the Picture as budgeted; and that Production Company will not at any time render any services or do any acts which shall derogate from the value of Production Company's obligations pursuant to this Agreement, or which shall interfere with the performance of any of Production Company's covenants or obligations pursuant to this Agreement. Production Company hereby indemnifies Employee and his successors and assigns, and holds them harmless from and against any and all liability, losses, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by Production Company of any warranty or agreement made by Production Company hereunder.

9. CREDIT: Provided that Employee shall fully and completely keep and perform all of his obligations and agreements hereunder, and if the Picture has been produced substantially with the use of Employee's services hereunder, Employee shall receive a producing credit on the positive prints and/or tape for the Picture in the main titles thereof, and in all paid advertisements (subject to customary distributor exclusions). Employee's credit shall be in the same size and prominence as all producers, and placed in all media in which his name appears. Credit shall read "Executive Produced by Ron Loudoun" If an attribution is used; only company name may appear in print media. Credit on all prints will appear in the main titles in second or third position from last credit in the same size as the largest credit, other than film title or presentation credit (which could include production company name). Nothing herein shall be deemed to restrict Production Company from granting co-producer, associate producer, executive producer or similar producer credits to others.

Page - 86

No casual or inadvertent failure to comply with the provisions of this paragraph or failure of any third party to comply with same shall be deemed to be a breach of this Agreement by Production Company. In the event of a failure or omission by Production Company constituting a breach of its credit obligations under this Agreement, Employee's rights shall be limited to the right, if any, to seek damages at law, and Employee shall not have any right in such event to rescind this Agreement or any of the rights granted to Production Company hereunder, or to enjoin the distribution, exhibition, or other exploitation of the Picture or the advertising or publicizing thereof. Production Company shall, however, upon receipt of written notice of any such breach of its credit obligations, cure such breach on a prospective basis on materials to be created in the future.

10. CONTINGENCIES: If Employee shall become incapacitated or prevented from fully performing his services hereunder by reason of illness, accident, or mental and physical disability and/or if the production of the Picture is hampered or interrupted or interfered with for any event or reason beyond the control of Production Company or any other event of force majeure (hereinafter collectively referred to as "incapacity"), Production Company shall have the right to suspend Employee's services and the compensation payable to Employee during the continuance of any such incapacity. In the event any such incapacity continues for a period of seven (7) consecutive days or for an aggregate period of twenty-one (21) days, Production Company shall have the right to terminate Employee's engagement hereunder. In the event that Employee should fail, refuse or neglect other than because of incapacity to perform any of his required services hereunder, Production Company shall have the right at any time to suspend Employee's services and the compensation payable to Employee during the continuance of such default, and Production Company shall have the right at any time to terminate Employee's engagement hereunder by reason of such default.

11. NO RIGHT TO CONTRACT: Employee acknowledges and agrees that he has no right or authority to and will not employ any person to serve in any capacity, nor contract for the purchase or rental of any article or material, nor make any commitment or agreement whereby Production Company shall be required to pay any monies or other consideration or which shall otherwise obligate Production Company, without Production Company's express prior written consent.

12. ASSIGNMENT: Production Company may transfer and assign this Agreement or all or any of its rights hereunder to any person, firm or corporation, but no such assignment or transfer shall relieve Production Company of its executory obligations hereunder. This Agreement shall inure to the benefit of Production Company's successors, licensees and assigns. Employee shall not assign or transfer this Agreement, or any of his rights or obligations hereunder, it being understood that the obligations and duties of Employee are personal to Employee, and any purported assignment shall be void. Employee may, however, assign his right to receive any monies hereunder.

13. LIMITATION OF REMEDY: All rights assigned by this Agreement shall be irrevocable under all or any circumstances and shall not be subject to reversion, rescission, termination or injunction. Employee agrees that he shall not have the right to enjoin the exhibition, distribution or exploitation of any motion picture produced hereunder or to enjoin, rescind or terminate any rights granted to Production Company hereunder. Employee further agrees that Employee's sole remedy in the event of any default by Production Company hereunder, including the failure by Production Company to pay Employee any consideration payable to Employee pursuant hereto, or to accord Employee credit (to the extent that Production Company is obligated to accord Employee such credit) pursuant hereto, shall be an action at law for damages and/or for an accounting (if applicable). At all times, the Production Company shall have all rights and remedies which it has at law or in equity, pursuant hereto or otherwise.

14. NOTICES: All notices or payments which Production Company may be required to give or make to Employee hereunder may be delivered personally or sent by certified or registered mail or telegraph, or by fax to Employee at 534 Cambie Street, Suite 5, Vancouver, BC, V6B 2N7. Fax 604-633-2703.

Page - 87

All notices which Employee may wish to give to Production Company hereunder may be delivered personally or sent by certified or registered mail or telegraph, or fax, to Production Company at 534 Cambie Street, Suite 7, Vancouver, BC, V6B 2N7. Fax 604-633-2703. The date of delivery, or attempted delivery, as the case may be, of any notice or payment hereunder shall be deemed to be the date of service of such notice or payment.

15. SECTION HEADINGS: The headings of paragraphs, sections or other subdivisions of this Agreement are for convenience in reference only. They will not be used in any way to govern, limit, modify, construe or otherwise be given any legal effect.

16. GOVERNING LAW / ARBITRATION / REMEDIES  This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

17. ENTIRE AGREEMENT: This Agreement represents the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and cannot be modified except by written instrument signed by the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of British Columbia, and the exclusive venue for resolution of any dispute arising out of, or in connection with this Agreement shall be in Vancouver, British Columbia.

AGREED TO AND ACCEPTED:

  /s/ Ron Loudoun
______________________________
Ron Loudoun  "Employee"

January 1, 2007

AGREED TO AND ACCEPTED:

  /s/ Mark Tuit
______________________________
Mark Tuit - CEO
Pacific Gold Entertainment, Inc. "Production Company"
January 1, 2007

AGREED TO AND ACCEPTED:

  /s/ Michael George
______________________________
Michael George - Producer
Pacific Gold Entertainment, Inc. "Production Company"
January 1, 2007

Page - 88

Exhibit 4.12

Page - 89

 PRODUCER EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into as of the January 1, 2007, by and between Pacific Gold Entertainment, Inc., (hereinafter "Production Company"), and Michael George (hereinafter "Employee").

This Agreement is entered into with reference to the following facts:

A. Production Company intends to produce a theatrical motion picture (hereinafter the "Picture") based upon that certain screenplay tentatively entitled "Blood: A Butcher’s Tale," (hereinafter the "Screenplay") which Picture is intended for initial theatrical exhibition.

B. Production Company wishes to utilize the services of Employee as a Producer in connection with the production and delivery of the Picture upon the terms and conditions herein contained.

ACCORDINGLY, IT IS AGREED AS FOLLOWS:

1. ENGAGEMENT: Subject to events of force majeure, default, or the disability or death of Employee, Production Company hereby engages the services of Employee, and Employee agrees to render non-exclusive services as an Associate Producer, in connection with the production of the Picture upon the terms and conditions herein contained. Subject to Production Company's final approval, Employee shall supervise the testing of persons proposed for the cast, scouting for shooting locations, assembling the crew, the supervision of the photography of the Picture, assisting in the supervision of the editing, and sound mixing, assisting in the selection of music, assisting in the supervision of the final dubbing and scoring, the supervision of all other post-production requirements of the Picture, the delivery of the final answer print and all other customary delivery items to Production Company and its principal distributors, foreign and domestic, and perform such other services as are reasonably required by Production Company and are usually and customarily performed by producers in the motion picture industry.

2. TERM: Employee shall render the services required of him as set forth in paragraph 1 hereof during the period commencing on January 1, 2007, and continuing thereafter for such time as pre-production, principal photography, and customary post-production and delivery of the Picture as required by Production Company.

It is contemplated that principal photography of the Picture will commence approximately on March 16, 2007 and, subject to extension for events beyond Production Company's control and other events of force majeure, Employee's exclusive services shall not be required beyond December 31, 2008, but he shall nevertheless supervise the delivery of the Picture hereunder.

3. COMPENSATION: In consideration for all of the services to be rendered by Employee hereunder and for all of the rights granted by Employee to Production Company, and on condition that Employee is not in default hereunder, and subject to the terms and conditions specified herein, Production Company agrees to pay Employee, and Employee agrees to accept:

(a) Fixed Compensation: Employee shall receive the amount of One Thousand Nine Hundred Seventy Six dollars ($1976.00) paid semi-monthly over the course of pre-production, production, post-production, and delivery.

Page - 90

(b) Deferred Compensation: In addition to the Fixed Compensation payable under Clause 3(a), subject to the production and release of the Picture, and subject to the performance of all obligations of Employee, the Employee shall receive and an amount equal to Twenty Five Thousand dollars ($25,000.00) in fifth (5th) tier of the recoupment schedule (Exhibit A). The aforesaid payment shall be deferred and paid pro-rata with all similar deferments.

(c) Net Profits Definition: All income actually received by Production Company from the exploitation of the Picture after deducting all expenses and deferments incurred by Production Company in connection with the financing (including all interest and fees owed), pre-production, production, post-production, investor recoupment, marketing, distribution and exploitation of the Picture; this shall also include any attorneys' fees and expenses incurred by Production Company in connection with the Picture.

4. SERVICES: At all times during the term of Employee's services hereunder, Employee will promptly and faithfully comply with all of Production Company's reasonable instructions, directions, requests, rules and regulations. Employee will perform his services conscientiously and to the full limit of his talents and capabilities when wherever reasonably required or desired by Production Company and in accordance with Production Company's reasonable instructions and directions in all matters, including those involving artistic taste and judgment. Employee will perform such service as Production Company may reasonably require of him, and as customarily and usually rendered by and required of producers employed to produce low-budget theatrical motion pictures in the motion picture industry.

Production Company will provide Employee with a copy of the work print on DVD. Employee agrees not to show this work print to any distributor or sales rep without Production Company's prior written consent, and Employee will not show the work print to anyone else without the prior consent of Production Company.

5. CONTROL: Production Company shall have complete control of the production of the Picture including, but not limited to, all artistic controls and the right to cut, edit, add to, subtract from, arrange, rearrange, and revise the Picture in any manner. Production Company shall not be obligated to make any actual use of Employee's services or to produce or to release or to continue the distribution or release of the Picture once released.

7. RIGHTS: In addition to Employee's services as a producer, Production Company shall be entitled to and shall own all of the results and proceeds thereof throughout the world in perpetuity (including, but not limited to, all rights throughout the world of production, public performance, manufacture, television, recordation, and reproduction by any art or method, whether now known or hereafter devised, copyright, trademark and patent) whether such results and proceeds consist of literary, dramatic, musical, motion picture, mechanical or any other form of works, ideas, themes, compositions, creations, or products and without obligation to pay any fees, royalties or other amounts except those expressly provided for in this Agreement. Specifically, but without in any way limiting the generality of the foregoing, Production Company shall own all rights of every kind and character in and to any and all acts, poses, plays and appearances of any and all kinds which Employee may write, suggest, direct or produce during the term hereof (provided, however, that any assignment will not reduce Production Company's obligations to Employee in regard to compensation and credit). In the event that Production Company shall desire to secure separate assignments of any of the foregoing, Employee agrees to execute them upon Production Company's request therefore. All rights granted or agreed to be granted to Production Company hereunder shall vest in Production Company immediately and shall remain vested in Production Company and Production Company's successors and assigns whether this Agreement expires in normal course or whether Employee's engagement hereunder is sooner terminated for any cause or reason. Production Company shall have the right to use and authorize others to use the name, voice and likeness of Employee, and any results and proceeds of his services hereunder, to advertise and publicize the Picture including, but not limited to, the right to use the same in the credits of the Picture, in trailers, in commercial tie-ups, and in all other forms and media of advertising and publicity including merchandising, publications, records and commercial advertising and publicity tie-ups derived from or relating to the Picture.

Page - 91

8. REPRESENTATIONS, WARRANTIES & INDEMNITY:

(a) Employee represents and warrants that all material of every kind authored, written, prepared, composed, and/or submitted by Employee hereunder for or to Production Company shall be wholly original with him, and shall not infringe or violate the right of privacy of, or constitute libel against, or violate any copyright, common law right or any other right of any person, firm or corporation. The foregoing warranties shall not apply to any material not authored, written, prepared, composed or submitted by Employee, but shall apply to all material, incidents and characterizations which Employee may add to or incorporate in or cause to be added to or incorporated in such material. Employee further represents and warrants that Employee is free to enter into this Agreement and to render the required services hereunder and that Employee is not subject to any obligations or disability which will or might interfere with Employee's fully complying with this Agreement; that Employee has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the rights granted to Production Company hereunder; and that Employee will not at any time render any services or do any acts which shall derogate from the value of Employee's services rendered pursuant to this Agreement or which shall interfere with the performance of any of Employee's covenants or obligations pursuant to this Agreement. Employee hereby indemnifies Production Company, its successors, assigns, licensees, officers and employees, and hold it harmless from and against any and all liability, losses, damages and expenses (including attorneys' fees) arising out of (i) the use of any materials furnished by Employee for the Picture, or (ii) any breach by Employee of any warranty or agreement made by Employee hereunder.

(b) Production Company represents and warrants that Production Company has the right to enter into this Agreement, and to render the required obligations hereunder, and that Production Company is not subject to any other obligations or disabilities which will or might interfere with Production Company's fully complying with this Agreement; that Production Company has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the compensation granted to Employee hereunder; that Production Company has secured all necessary financing to make all payments hereunder, and complete the Picture as budgeted; and that Production Company will not at any time render any services or do any acts which shall derogate from the value of Production Company's obligations pursuant to this Agreement, or which shall interfere with the performance of any of Production Company's covenants or obligations pursuant to this Agreement. Production Company hereby indemnifies Employee and his successors and assigns, and holds them harmless from and against any and all liability, losses, damages, and expenses (including reasonable attorneys' fees) arising out of any breach by Production Company of any warranty or agreement made by Production Company hereunder.

9. CREDIT: Provided that Employee shall fully and completely keep and perform all of his obligations and agreements hereunder, and if the Picture has been produced substantially with the use of Employee's services hereunder, Employee shall receive a producing credit on the positive prints and/or tape for the Picture in the main titles thereof, and in all paid advertisements (subject to customary distributor exclusions). Employee's credit shall be in the same size and prominence as all producers, and placed in all media in which his name appears. Credit shall read "Produced by Michael George". If an attribution is used; only company name may appear in print media. Credit on all prints will appear in the main titles in second or third position from last credit in the same size as the largest credit, other than film title or presentation credit (which could include production company name). Nothing herein shall be deemed to restrict Production Company from granting co-producer, associate producer, executive producer or similar producer credits to others.

Page - 92

No casual or inadvertent failure to comply with the provisions of this paragraph or failure of any third party to comply with same shall be deemed to be a breach of this Agreement by Production Company. In the event of a failure or omission by Production Company constituting a breach of its credit obligations under this Agreement, Employee's rights shall be limited to the right, if any, to seek damages at law, and Employee shall not have any right in such event to rescind this Agreement or any of the rights granted to Production Company hereunder, or to enjoin the distribution, exhibition, or other exploitation of the Picture or the advertising or publicizing thereof. Production Company shall, however, upon receipt of written notice of any such breach of its credit obligations, cure such breach on a prospective basis on materials to be created in the future.

10. CONTINGENCIES: If Employee shall become incapacitated or prevented from fully performing his services hereunder by reason of illness, accident, or mental and physical disability and/or if the production of the Picture is hampered or interrupted or interfered with for any event or reason beyond the control of Production Company or any other event of force majeure (hereinafter collectively referred to as "incapacity"), Production Company shall have the right to suspend Employee's services and the compensation payable to Employee during the continuance of any such incapacity. In the event any such incapacity continues for a period of seven (7) consecutive days or for an aggregate period of twenty-one (21) days, Production Company shall have the right to terminate Employee's engagement hereunder. In the event that Employee should fail, refuse or neglect other than because of incapacity to perform any of his required services hereunder, Production Company shall have the right at any time to suspend Employee's services and the compensation payable to Employee during the continuance of such default, and Production Company shall have the right at any time to terminate Employee's engagement hereunder by reason of such default.

11. NO RIGHT TO CONTRACT: Employee acknowledges and agrees that he has no right or authority to and will not employ any person to serve in any capacity, nor contract for the purchase or rental of any article or material, nor make any commitment or agreement whereby Production Company shall be required to pay any monies or other consideration or which shall otherwise obligate Production Company, without Production Company's express prior written consent.

12. ASSIGNMENT: Production Company may transfer and assign this Agreement or all or any of its rights hereunder to any person, firm or corporation, but no such assignment or transfer shall relieve Production Company of its executory obligations hereunder. This Agreement shall inure to the benefit of Production Company's successors, licensees and assigns. Employee shall not assign or transfer this Agreement, or any of his rights or obligations hereunder, it being understood that the obligations and duties of Employee are personal to Employee, and any purported assignment shall be void. Employee may, however, assign his right to receive any monies hereunder.

13. LIMITATION OF REMEDY: All rights assigned by this Agreement shall be irrevocable under all or any circumstances and shall not be subject to reversion, rescission, termination or injunction. Employee agrees that he shall not have the right to enjoin the exhibition, distribution or exploitation of any motion picture produced hereunder or to enjoin, rescind or terminate any rights granted to Production Company hereunder. Employee further agrees that Employee's sole remedy in the event of any default by Production Company hereunder, including the failure by Production Company to pay Employee any consideration payable to Employee pursuant hereto, or to accord Employee credit (to the extent that Production Company is obligated to accord Employee such credit) pursuant hereto, shall be an action at law for damages and/or for an accounting (if applicable). At all times, the Production Company shall have all rights and remedies which it has at law or in equity, pursuant hereto or otherwise.

Page - 93

14. NOTICES: All notices or payments which Production Company may be required to give or make to Employee hereunder may be delivered personally or sent by certified or registered mail or telegraph, or by email to PO Box 30576 - 4567 Lougheed Hwy, Burnaby, BC V5C 6J5. Email wanderingbuffalo@gmail.com

All notices which Employee may wish to give to Production Company hereunder may be delivered personally or sent by certified or registered mail or telegraph, or fax, to Production Company at 534 Cambie Street, Suite 7, Vancouver, BC, V6B 2N7. Fax 604-633-2703. The date of delivery, or attempted delivery, as the case may be, of any notice or payment hereunder shall be deemed to be the date of service of such notice or payment.

15. SECTION HEADINGS: The headings of paragraphs, sections or other subdivisions of this Agreement are for convenience in reference only. They will not be used in any way to govern, limit, modify, construe or otherwise be given any legal effect.

16. GOVERNING LAW / ARBITRATION / REMEDIES  This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

17. ENTIRE AGREEMENT: This Agreement represents the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and cannot be modified except by written instrument signed by the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of British Columbia, and the exclusive venue for resolution of any dispute arising out of, or in connection with this Agreement shall be in Vancouver, British Columbia.

AGREED TO AND ACCEPTED:

  /s/ Michael George
______________________________
Michael George  "Employee"

January 1, 2007

AGREED TO AND ACCEPTED:

  /s/ Mark Tuit
______________________________
Mark Tuit - CEO
Pacific Gold Entertainment, Inc. "Production Company"
January 1, 2007

AGREED TO AND ACCEPTED:

  /s/ Ron Loudoun
______________________________
Ron Loudoun - CFO
Pacific Gold Entertainment, Inc. "Production Company"
January 1, 2007

Page - 94

Exhibit 4.13

Page - 95

 PRODUCER EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into as of the January 1, 2007, by and between Pacific Gold Entertainment, Inc., (hereinafter “Production Company”), and Richard Powell (hereinafter “Employee”).

This Agreement is entered into with reference to the following facts:

A. Production Company intends to produce a theatrical motion picture (hereinafter the “Picture”) based upon that certain screenplay tentatively entitled “ Blood: A Butcher’s Tale,” (hereinafter the “Screenplay”) which Picture is intended for initial theatrical exhibition.

B. Production Company wishes to utilize the services of Employee as an Associate Producer in connection with the production and delivery of the Picture upon the terms and conditions herein contained.

ACCORDINGLY, IT IS AGREED AS FOLLOWS:

1. ENGAGEMENT: Subject to events of force majeure, default, or the disability or death of Employee, Production Company hereby engages the services of Employee, and Employee agrees to render non-exclusive services as an Associate Producer, in connection with the production of the Picture upon the terms and conditions herein contained. Subject to Production Company’s final approval, Employee shall supervise the testing of persons proposed for the cast, scouting for shooting locations, assembling the crew, the supervision of the photography of the Picture, assisting in the supervision of the editing, and sound mixing, assisting in the selection of music, assisting in the supervision of the final dubbing and scoring, the supervision of all other post-production requirements of the Picture, the delivery of the final answer print and all other customary delivery items to Production Company and its principal distributors, foreign and domestic, and perform such other services as are reasonably required by Production Company and are usually and customarily performed by producers in the motion picture industry.

2. TERM: Employee shall render the services required of him as set forth in paragraph 1 hereof during the period commencing on January 1, 2007, and continuing thereafter for such time as pre-production, principal photography, and customary post-production and delivery of the Picture as required by Production Company.
It is contemplated that principal photography of the Picture will commence approximately on March 16, 2007 and, subject to extension for events beyond Production Company’s control and other events of force majeure, Employee’s exclusive services shall not be required beyond December 31, 2008, but he shall nevertheless supervise the delivery of the Picture hereunder.

3. COMPENSATION: In consideration for all of the services to be rendered by Employee hereunder and for all of the rights granted by Employee to Production Company, and on condition that Employee is not in default hereunder, and subject to the terms and conditions specified herein, Production Company agrees to pay Employee, and Employee agrees to accept:

(a) Fixed Compensation: Employee shall receive the amount of One Thousand Four Hundred Fifty Six dollars ($1,456.00) paid semi-monthly over the course of pre-production, production and post-production.

(b) Deferred Compensation: In addition to the Fixed Compensation payable under Clause 3(a), subject to the production and release of the Picture, and subject to the performance of all obligations of Employee, the Employee shall receive and an amount equal to Twenty Five Thousand dollars ($25,000.00) in fifth (5th) tier of the recoupment schedule (Exhibit A). The aforesaid payment shall be deferred and paid pro rata with all similar deferments.

(c) Net Profits Definition: All income actually received by Production Company from the exploitation of the Picture after deducting all expenses and deferments incurred by Production Company in connection with the financing (including all interest and fees owed), pre-production, production, post-production, investor recoupment, marketing, distribution and exploitation of the Picture; this shall also include any attorneys’ fees and expenses incurred by Production Company in connection with the Picture.

Page - 96

4. SERVICES: At all times during the term of Employee’s services hereunder, Employee will promptly and faithfully comply with all of Production Company’s reasonable instructions, directions, requests, rules and regulations. Employee will perform his services conscientiously and to the full limit of his talents and capabilities when wherever reasonably required or desired by Production Company and in accordance with Production Company’s reasonable instructions and directions in all matters, including those involving artistic taste and judgment. Employee will perform such service as Production Company may reasonably require of him, and as customarily and usually rendered by and required of producers employed to produce low-budget theatrical motion pictures in the motion picture industry.

Production Company will provide Employee with a copy of the work print on DVD. Employee agrees not to show this work print to any distributor or sales rep without Production Company’s prior written consent, and Employee will not show the work print to anyone else without the prior consent of Production Company.

5. CONTROL: Production Company shall have complete control of the production of the Picture including, but not limited to, all artistic controls and the right to cut, edit, add to, subtract from, arrange, rearrange, and revise the Picture in any manner. Production Company shall not be obligated to make any actual use of Employee’s services or to produce or to release or to continue the distribution or release of the Picture once released.

7. RIGHTS: In addition to Employee’s services as a producer, Production Company shall be entitled to and shall own all of the results and proceeds thereof throughout the world in perpetuity (including, but not limited to, all rights throughout the world of production, public performance, manufacture, television, recordation, and reproduction by any art or method, whether now known or hereafter devised, copyright, trademark and patent) whether such results and proceeds consist of literary, dramatic, musical, motion picture, mechanical or any other form of works, ideas, themes, compositions, creations, or products and without obligation to pay any fees, royalties or other amounts except those expressly provided for in this Agreement. Specifically, but without in any way limiting the generality of the foregoing, Production Company shall own all rights of every kind and character in and to any and all acts, poses, plays and appearances of any and all kinds which Employee may write, suggest, direct or produce during the term hereof (provided, however, that any assignment will not reduce Production Company’s obligations to Employee in regard to compensation and credit). In the event that Production Company shall desire to secure separate assignments of any of the foregoing, Employee agrees to execute them upon Production Company’s request therefore. All rights granted or agreed to be granted to Production Company hereunder shall vest in Production Company immediately and shall remain vested in Production Company and Production Company’s successors and assigns whether this Agreement expires in normal course or whether Employee’s engagement hereunder is sooner terminated for any cause or reason. Production Company shall have the right to use and authorize others to use the name, voice and likeness of Employee, and any results and proceeds of his services hereunder, to advertise and publicize the Picture including, but not limited to, the right to use the same in the credits of the Picture, in trailers, in commercial tie-ups, and in all other forms and media of advertising and publicity including merchandising, publications, records and commercial advertising and publicity tie-ups derived from or relating to the Picture.

8. REPRESENTATIONS, WARRANTIES & INDEMNITY:

(a) Employee represents and warrants that all material of every kind authored, written, prepared, composed, and/or submitted by Employee hereunder for or to Production Company shall be wholly original with him, and shall not infringe or violate the right of privacy of, or constitute libel against, or violate any copyright, common law right or any other right of any person, firm or corporation. The foregoing warranties shall not apply to any material not authored, written, prepared, composed or submitted by Employee, but shall apply to all material, incidents and characterizations which Employee may add to or incorporate in or cause to be added to or incorporated in such material. Employee further represents and warrants that Employee is free to enter into this Agreement and to render the required services hereunder and that Employee is not subject to any obligations or disability which will or might interfere with Employee’s fully complying with this Agreement; that Employee has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the rights granted to Production Company hereunder; and that Employee will not at any time render any services or do any acts which shall derogate from the value of Employee’s services rendered pursuant to this Agreement or which shall interfere with the performance of any of Employee’s covenants or obligations pursuant to this Agreement. Employee hereby indemnifies Production Company, its successors, assigns, licensees, officers and employees, and hold it harmless from and against any and all liability, losses, damages and expenses (including attorneys’ fees) arising out of (i) the use of any materials furnished by Employee for the Picture, or (ii) any breach by Employee of any warranty or agreement made by Employee hereunder.

Page - 97

(b) Production Company represents and warrants that Production Company has the right to enter into this Agreement, and to render the required obligations hereunder, and that Production Company is not subject to any other obligations or disabilities which will or might interfere with Production Company’s fully complying with this Agreement; that Production Company has not made, and will not make any grant or assignment which might interfere with the complete enjoyment of the compensation granted to Employee hereunder; that Production Company has secured all necessary financing to make all payments hereunder, and complete the Picture as budgeted; and that Production Company will not at any time render any services or do any acts which shall derogate from the value of Production Company’s obligations pursuant to this Agreement, or which shall interfere with the performance of any of Production Company’s covenants or obligations pursuant to this Agreement. Production Company hereby indemnifies Employee and his successors and assigns, and holds them harmless from and against any and all liability, losses, damages, and expenses (including reasonable attorneys’ fees) arising out of any breach by Production Company of any warranty or agreement made by Production Company hereunder.

9. CREDIT: Provided that Employee shall fully and completely keep and perform all of his obligations and agreements hereunder, and if the Picture has been produced substantially with the use of Employee’s services hereunder, Employee shall receive a producing credit on the positive prints and/or tape for the Picture in the main titles thereof, and in all paid advertisements (subject to customary distributor exclusions). Employee’s credit shall be in the same size and prominence as all producers, and placed in all media in which his name appears. Credit shall read “Associate Produced by Richard Powell” If an attribution is used; only company name may appear in print media. Credit on all prints will appear in the main titles in second or third position from last credit in the same size as the largest credit, other than film title or presentation credit (which could include production company name). Nothing herein shall be deemed to restrict Production Company from granting co-producer, associate producer, executive producer or similar producer credits to others.
No casual or inadvertent failure to comply with the provisions of this paragraph or failure of any third party to comply with same shall be deemed to be a breach of this Agreement by Production Company. In the event of a failure or omission by Production Company constituting a breach of its credit obligations under this Agreement, Employee’s rights shall be limited to the right, if any, to seek damages at law, and Employee shall not have any right in such event to rescind this Agreement or any of the rights granted to Production Company hereunder, or to enjoin the distribution, exhibition, or other exploitation of the Picture or the advertising or publicizing thereof. Production Company shall, however, upon receipt of written notice of any such breach of its credit obligations, cure such breach on a prospective basis on materials to be created in the future.

10. CONTINGENCIES: If Employee shall become incapacitated or prevented from fully performing his services hereunder by reason of illness, accident, or mental and physical disability and/or if the production of the Picture is hampered or interrupted or interfered with for any event or reason beyond the control of Production Company or any other event of force majeure (hereinafter collectively referred to as “incapacity”), Production Company shall have the right to suspend Employee’s services and the compensation payable to Employee during the continuance of any such incapacity. In the event any such incapacity continues for a period of seven (7) consecutive days or for an aggregate period of twenty-one (21) days, Production Company shall have the right to terminate Employee’s engagement hereunder. In the event that Employee should fail, refuse or neglect other than because of incapacity to perform any of his required services hereunder, Production Company shall have the right at any time to suspend Employee’s services and the compensation payable to Employee during the continuance of such default, and Production Company shall have the right at any time to terminate Employee’s engagement hereunder by reason of such default.

Page - 98

11. NO RIGHT TO CONTRACT: Employee acknowledges and agrees that he has no right or authority to and will not employ any person to serve in any capacity, nor contract for the purchase or rental of any article or material, nor make any commitment or agreement whereby Production Company shall be required to pay any monies or other consideration or which shall otherwise obligate Production Company, without Production Company’s express prior written consent.

12. ASSIGNMENT: Production Company may transfer and assign this Agreement or all or any of its rights hereunder to any person, firm or corporation, but no such assignment or transfer shall relieve Production Company of its executory obligations hereunder. This Agreement shall inure to the benefit of Production Company’s successors, licensees and assigns. Employee shall not assign or transfer this Agreement, or any of his rights or obligations hereunder, it being understood that the obligations and duties of Employee are personal to Employee, and any purported assignment shall be void. Employee may, however, assign his right to receive any monies hereunder.

13. LIMITATION OF REMEDY: All rights assigned by this Agreement shall be irrevocable under all or any circumstances and shall not be subject to reversion, rescission, termination or injunction. Employee agrees that he shall not have the right to enjoin the exhibition, distribution or exploitation of any motion picture produced hereunder or to enjoin, rescind or terminate any rights granted to Production Company hereunder. Employee further agrees that Employee’s sole remedy in the event of any default by Production Company hereunder, including the failure by Production Company to pay Employee any consideration payable to Employee pursuant hereto, or to accord Employee credit (to the extent that Production Company is obligated to accord Employee such credit) pursuant hereto, shall be an action at law for damages and/or for an accounting (if applicable). At all times, the Production Company shall have all rights and remedies which it has at law or in equity, pursuant hereto or otherwise.

14. NOTICES: All notices or payments which Production Company may be required to give or make to Employee hereunder may be delivered personally or sent by certified or registered mail or telegraph to 3087 Cypress Street, Vancouver, BC V6J 4X1.

All notices which Employee may wish to give to Production Company hereunder may be delivered personally or sent by certified or registered mail or telegraph, or fax, to Production Company at 534 Cambie Street, Suite 7, Vancouver, BC, V6B 2N7. Fax 604-633-2703. The date of delivery, or attempted delivery, as the case may be, of any notice or payment hereunder shall be deemed to be the date of service of such notice or payment.

15. SECTION HEADINGS: The headings of paragraphs, sections or other subdivisions of this Agreement are for convenience in reference only. They will not be used in any way to govern, limit, modify, construe or otherwise be given any legal effect.

16. GOVERNING LAW / ARBITRATION / REMEDIES  This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

Page - 99

17. ENTIRE AGREEMENT: This Agreement represents the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to the subject matter hereof, and cannot be modified except by written instrument signed by the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of British Columbia, and the exclusive venue for resolution of any dispute arising out of, or in connection with this Agreement shall be in Vancouver, British Columbia.

AGREED TO AND ACCEPTED:

  /s/ Richard Powell
______________________________
Richard Powell  “Employee”
January 1, 2007

AGREED TO AND ACCEPTED:

  /s/ Ron Loudoun
______________________________
Ron Loudoun - CFO
Pacific Gold Entertainment, Inc. “Production Company”
January 1, 2007

AGREED TO AND ACCEPTED:

  /s/ Michael George
______________________________
Michael George - Producer
Pacific Gold Entertainment, Inc. “Production Company”
January 1, 2007

Page - 100

Exhibit 4.14

Page - 101

VISUAL EFFECTS AGREEMENT

BETWEEN PACIFIC GOLD ENTERTAINMENT INC. AND SKYWORK STUDIOS INC.
FOR THE MOTION PICTURE "BLOOD – A BUTCHERS TALE".

This VISUAL EFFECTS AGREEMENT is made and entered into as of January 26, 2007 (the “Effective Date”), by and between Pacific Gold Entertainment Inc. (“PGE”) and Skywork Studios Inc. (“SWS”). Where applicable “PGE,” and "SWS" will individually be referred to as the “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, PGE is in the business of writing and developing, recruiting talent for, producing and post-producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

WHEREAS, SWS is in the business of supplying Visual and CGI effects for Feature and Long Form Films.

NOW, THEREFORE, in consideration of the above recitals and the commitments set forth herein, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

This agreement is entered into with reference to the following facts:

A. PGE intends to produce a theatrical motion picture (hereinafter the "Picture") based upon that certain screenplay tentatively entitled “Blood – A Butchers Tale," (hereinafter the "Screenplay") which the Picture is intended for initial theatrical exhibition.

B. SWS agrees to produce VFX and CGI effects for the Picture at a cost of CDN$200,000 and CDN$150,000 deferred for the Picture upon the terms and conditions herein contained.

C.SWS agrees to deliver an H-D picture negative of the final Picture when payment of the final CDN$17,000 is made.

D.SWS will provide an invoice to PGE, which will be due no later than PGE’s submission of its CAVCO application, for the amount of CDN$100,000, which will be filed with PGE’s CAVCO application for Tax Credit refunds.

ENGAGEMENT: PGE hereby engages the VFX and CGI services of SWS, and SWS agrees to render services and assist in performing such other services as are reasonably required by a VFX supervisor in the motion picture industry.

The Parties agree to assign the recoupment of any proceeds from the Picture and the Screenplay to a third party company, which will represent all of the contracts signed between the Parties and will disperse all monies contractually owed to the Parties. The third party company will charge a fee equal to 5% of all proceeds for the purpose of its administration fees, not to exceed CDN$25,000 annually.

Page - 102

In exchange for the above services and arrangements, and compensation to SWS:

Repayment of Investment:

A prior-mutually agreed amount of CDN$150,000 will be distributed in the following proportion:

For providing said services, SWS will receive CDN$150,000 in a deferred payment in a pro-rata, pari-passu arrangement with all other third tier deferments as set out in Exhibit “A” attached hereto and forming part of this agreement.

Credits:

All credits will be complying with CAVCO rules to qualify as a Canadian Content film: Credits will be mutually decided and agreed to prior to the commencement of pre-production: The following is a potential scenario but must be mutually agreed to by all parties.

“Skywork Studios and or Ashish Mittal” will receive one Cavco-approved “Producer” credit and one Visual Effects Supervisor credit.

REPRESENTATIONS AND WARRANTIES.

PGE represents and warrants that, as of the Effective Date,

1.              PGE has the authority and power to enter into this agreement.

2.              PGE has, or prior to closing, will have long-form financing documents, or if earlier, at the commencement of Principal Photography, will have full unencumbered right and title to the Picture and to the underlying rights thereto, and PGE further agrees to indemnify and keep indemnified SWS in respect thereof PGE.

3.              PGE will obtain an Industry standard policy of Errors and Omissions insurance as part of the Picture’s budget, with limits of not less than CDN$5,000,000, which will be in full force and effect for no less than three years from the date of delivery.  SWS (and its licenses and assignees) will be additional insured on this policy.

SWS represents and warrants that, as of the Effective Date, SWS has the authority and power to enter into this agreement.

CONFIDENTIALITY.  The Parties acknowledge that Confidential Information (as defined below) is of great value to the Parties. Accordingly, the Parties and its “Affiliates” agree not to divulge to anyone, either during or after the term of this agreement, any Confidential Information obtained or developed during the term of this agreement. Upon the expiration or termination of this agreement, the both Parties agree to deliver to each other all documents, papers, drawings, tabulations, reports and similar documentation which are furnished by one another or which were prepared in the performance of the services.
Page - 103

Upon the expiration or termination of this agreement, both Parties agree to make no further use or utilization of any Confidential Information. “Confidential Information” means information of the Parties, its agents or assigns, or any person or business entity directly or indirectly controlled by or controlling, or in which any of the aforesaid have at least a 50% interest, which information is or has been disclosed to the Parties or known to the Parties as a consequence of or through the performance of services for the other Party, whether or not related to its duties for the other Party, including, without limitation, information relating to political, business and social contacts, business relationships and opportunities, potential business opportunities and relationships, and other information previously unknown to both Parties. Each Party agrees and warrants that it will refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with each other, in any direct or indirect manner. For purpose of this agreement, “Affiliates” will mean any company directly or indirectly controlling, controlled by, or under common control with a Party.

NON-CIRCUMVENTION. Each Party agrees and warrants that it will refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with the other Party, in any direct or indirect manner. This includes most specifically bank contacts, mailing concepts, advertising, promotional concepts, client referrals, investigative report formats, information sources, computer formats disclosed by the Parties to each other and the Parties agreeing not to solicit, serve or cater to, or engage, assist, be interested in or connected with any other persons or entities served by or related to the other Party, its contractors, employees, agents and directors, or soliciting, serving or catering to or any clients of the other Party disclosed to the Parties.

GOVERNING LAW/ARBITRATION/REMEDIES: This agreement will be deemed to have been executed and delivered within the Province of British Columbia, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with, and governed by, the laws of the Province of British Columbia, without regard to the conflicts of law principles thereof. The place of arbitration will be in the Province of British Columbia applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

Page - 104

ASSIGNMENT. This agreement may be assigned by PGE to any third parties. This agreement will be binding on, and will inure to the benefit of, the Parties hereto and their respective legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Parties have executed this agreement as of the Effective Date.

Pacific Gold Entertainment Inc.

/s/ Mark Tuit
BY:
           Mark Tuit - CEO

/s/ Ron Loudoun
BY:
Ron Loudoun - CFO

Skywork Studios Inc.

/s/ Ashish Mittal
BY:
Ashish Mittal – President

Page - 105

EXHIBIT “A”

Exhibit “A” to that certain Visual Effects Agreement
between Pacific Gold Entertainment Inc. and Skywork Studios Inc.
made as of the 26th day of January, 2007.

(number of pages including this one:  2)

Recoupment and Payment Tiers

All proceeds from the sale and distribution of “Blood:  A Butcher’s Tale” will be deposited with a third party company to be named “Blood LLC”, or a similar name to be agreed upon by the Parties.  Blood LLC will disperse all monies owed to the Parties directly to the Parties pursuant to the terms and agreements of this agreement and as per the tier structure for recoupment and payments as set out below.  All payments will be made on a pari-passu pro-rata basis among the Parties and their interest or payment amount within each tier.

Tier 1 – Initial Payment Tier

Parties	True Fiction Films
Total payment amount	CDN$120,000

Tier 2 – Second Payment Tier

Parties	Pathway Films Inc.
Total payment amount	CDN$500,000 plus 15% simple interest accruing since May 1, 2007

Tier 3 – Third Payment Tier

Parties	Pathway Films Inc.	Skywork Studios Inc.
Total payment amount	CDN$140,000	CDN$150,000

Tier 4 – Fourth Payment Tier

Parties	Pacific Gold Entertainment Inc.	Aaron Douglas	RTG Productions	Jennifer Sciole
Total payment interest	84%	5.0%	10.0%	1.0%

Page - 106

Tier 5 – Fifth Payment Tier – Performance Bonuses (1)

Parties	Ron Loudoun	Michael George	Mark Tuit	Richard Powell
Total Payment amount	CDN$25,000	CDN$25,000	CDN$25,000	CDN$25,000

Tier 6 – Final Payment and Ownership Tier (2)

Parties	Pacific Gold Entertainment Inc.	Aaron Douglas	RTG Productions	Jennifer Sciole
Total payment interest	84%	5.0%	10.0%	1.0%

(1)  No payments in Tier 5 will be made until Blood LLC has received and paid out an aggregate CDN$3 million in net profits to the parties in the first four tiers.

(2) No payments in Tier 6 will be made until the full amount of each payment has been made to each Party in Tier 1, Tier 2, Tier 3, Tier 4, and Tier 5.

Page - 107

Exhibit 4.15

Page - 108

Page - 109

Page - 110

Page - 111

Page - 112

Page - 113

Page - 114

Page - 115

Page - 116

Exhibit 4.16

Page - 117

Page - 118

Page - 119

Page - 120

Page - 121

Page - 122

Page - 123

Page - 124

Exhibit 4.17

Page - 125

Page - 126

Page - 127

Page - 128

Page - 129

Exhibit 4.18

Page - 130

AMENDING AGREEMENT

This AMENDING AGREEMENT made as of the 1st day of April, 2007, to the Producer Employment Agreement made as of the 24th day of March, 2007 (the “Original Agreement”),

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a British Columbia company with a business office at #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(“PGE Inc.”)

AND:

RESULT TECHNOLOGY GROUP, LLC, a Delaware limited liability company with a business office at 526 Kingwood Drive, Suite 330, Kingwood, Texas, 77339

(“RTG LLC”)

WITNESSES THAT WHEREAS:

A.
By the Original Agreement made between the parties hereto PGE Inc. engaged the services of RTG LLC’s employee, Jennifer Sciole, to render non-exclusive services as a producer on the screenplay “Blood”;

B.
By an actor’s employment agreement dated March 24, 2007 between PGE Inc. and RTG LLC, relating to the services of Jennifer Sciole (the “Actor’s Agreement”), PGE Inc. engaged Jennifer Sciole as an actor in the screenplay “Blood”;

C.	The parties wish to amend the Original Agreement pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.	The Original Agreement is hereby amended by deleting Clause 3(b) in its entirety and replacing it with the following:

“(b)  Deferred Compensation:  In addition to the Fixed Compensation payable under Clause 3(a), the Employee shall receive (1) an amount equal to US$5,000, in first position of all contingent deferments and (2) a number of restricted common shares in the capital of the Production Company equal to US$10,000 at US$0.25 per share for a total of 40,000 restricted common shares.  If the Production Company received additional funding for the Screenplay after March 31, 2007, through an equity investment, financing, sale, Telefilm, or any other source, the Production Company will immediately pay the deferred compensation mentioned in this paragraph to the Employee.”

Page - 131

2.
RTG LLC confirms that the compensation to be paid under the Actor’s Agreement consists only of the guaranteed compensation set out in Section 4(a) of the Actor’s Agreement and that there is no other compensation due or owing under the Actor’s Agreement.

3.	The Original Agreement shall henceforth be read and construed together with this Agreement, and the Original Agreement will remain in full force and effect.

4.	In the event of any inconsistencies between this agreement and the Original Agreement, this Agreement will govern.

5.
All terms, conditions, covenants, agreements, benefits and obligations contained in the Original Agreement, as amended hereby, will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this Amending Agreement has been executed the day and year first above written.

The Corporate Seal of                                                                                               )
Pacific Gold Entertainment Inc.                                                                     )
was hereunto affixed in the presence of:                                                                )
                                      )
Per:           /s/ Authorized Signatory                                                                        )                                           (SEAL)
                                      )
                                      )
Authorized Signatory                                                                                               )

The Corporate Seal of                                                                                               )
Result technology group, llc                                                                        )
was hereunto affixed in the presence of:                                                                )
                                      )
Per:           /s/ Authorized Signatory                                                                        )                                           (SEAL)
                                      )
                                      )
Authorized Signatory                                                                                               )

Page - 132

Exhibit 4.19

Page - 133

AMENDING AGREEMENT

This AMENDING AGREEMENT made as of the 1st day of April, 2007, to the Funding, Production and Distribution Agreement made as of the 2nd day of November, 2006 (the “Original Agreement”),

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a British Columbia company with a business office at #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7

(“PGE Inc.”)

AND:

RTG PRODUCTIONS, a limited liability company with a business office at 526 Kingwood Drive, Suite 330, Kingwood, Texas, 77339

(“RTG”)

WITNESSES THAT WHEREAS:

A.	By the Original Agreement made between Pathway Films Inc. and RTG, Pathway Films Inc. engaged the services of RTG to render services as a producer on the screenplay “Blood”;

B.
By an assignment agreement made among Pathway Films Inc., PGE Inc. and RTG dated February 1, 2007, Pathway Films Inc. assigned all of its interest in the Original Agreement to PGE Inc. and RTG has consented to the assignment;

C.	The parties wish to amend the Original Agreement pursuant to the terms and conditions of this agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, the covenants, agreements and warranties hereinafter set forth, it is hereby agreed as follows:

1.	The Original Agreement is hereby amended by deleting the “Producer Fees” clause in its entirety and replacing it with the following:

“Producer Fees:

Producers from RTG Productions will be paid $35,000 from the Producer budget.

Page - 134

All Producer and Director fees will be drawn down in the following manner:

$10,000: producers fee cash flowed from prep through principal, 20% in prep, 60% in principal, 20% upon completion; $15,000. Deferred. Upon final delivery (of film):

In addition to the producer fees payable, RTG will receive a number of restricted common shares in the capital of PGE Inc. equal to US$10,000 at US$0.25 per share for a total of 40,000 restricted common shares.”

2.	RTG confirms that it has received the 40,000 restricted common shares from PGE Inc.

3.	The Original Agreement will be read and construed together with this Agreement, and the Original Agreement will remain in full force and effect.

4.	In the event of any inconsistencies between this agreement and the Original Agreement, this Agreement will govern.

5.
All terms, conditions, covenants, agreements, benefits and obligations contained in the Original Agreement, as amended hereby, will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

IN WITNESS WHEREOF this Amending Agreement has been executed the day and year first above written.

The Corporate Seal of                                                                                               )
Pacific Gold Entertainment Inc.                                                                     )
was hereunto affixed in the presence of:                                                                )
                                      )
Per:           /s/ Authorized Signatory                                                                        )                                           (SEAL)
                                      )
                                      )
Authorized Signatory                                                                                               )

The Corporate Seal of                                                                                               )
RTG Productions                                                                                                   )
was hereunto affixed in the presence of:                                                                )
                                      )
Per:           /s/ Authorized Signatory                                                                        )                                           (SEAL)
                                      )
                                      )
Authorized Signatory                                                                                               )

Page - 135

Exhibit 4.20

Page - 136

PRODUCERS AGREEMENT
BETWEEN PATHWAY FILMS INC. AND
PACIFIC GOLD ENTERTAINMENT INC.

This Producers Agreement ("Agreement") is made and entered into as of May 1, 2007, ("Effective Date"), by Pathway Films Inc. (PF) and between Pacific Gold Entertainment Inc. (PGE) Where applicable "PF" and "PGE" will individually be referred to as the "Party" and collectively as the "Parties".

RECITALS:

WHEREAS, PF is in the business of securing capital, for, Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

WHEREAS, PGE is in the business of securing capital, writing and developing, recruiting talent for, producing and post-producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

NOW, THEREFORE, in consideration of the above recitals and the commitments set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

PF and PGE endeavor to equally produce, complete and aid in finding distribution for "Blood A Butcher’s Tale" (Working Title).

In exchange for producing services, compensation will be as follows:

$500,000.00 CDN producer’s fee upon first tier recoupment on a pari-passu, pro-rata basis.

In addition, 15% interest on the producer’s fee amount from May 1, 2007 accrued.

There will be no Film Equity included in this deal.

Credits: Ron Loudoun of Pathway Films Inc. is entitled to a full production credit as: Executive Producer.

REPRESENTATIONS AND WARRANTIES.

By "PF" Pathway Films Inc. named represent and warrant that as of the Effective Date, PF has the authority and power to enter into this Agreement.

By "PGE". Pacific Gold Entertainment named represent and warrant that as of the Effective Date, PGE has the authority and power to enter into this Agreement.

Page - 137

CONFIDENTIALITY.

 The Parties acknowledge that Confidential Information (as defined below) is of great value to the Parties.  Accordingly, the Parties and its “Affiliates” agree not to divulge to anyone, either during or after the term of this Agreement, any Confidential Information obtained or developed during the term of this Agreement.  Upon the expiration or termination of this Agreement, the both parties agrees to deliver to each other all documents, papers, drawings, tabulations, reports and similar documentation which are furnished by one another or which were prepared in the performance of the services.  Upon the expiration or termination of this Agreement, both parties agree to make no further use or utilization of any Confidential Information.   “Confidential Information” means information of the Parties, its agents or assigns, or any person or business entity directly or indirectly controlled by or controlling, or in which any of the aforesaid have at least a 50% interest, which information is or has been disclosed to the parties or known to the parties as a consequence of or through the performance of services, whether or not related to its duties under this Agreement, including, without limitation, trade secrets, information relating to political, business and social contacts, business relationships and opportunities, potential business opportunities and relationships, and other information previously unknown to both Parties.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with each other, in any direct or indirect manner.  For purpose of this Agreement, “Affiliates” shall mean any company directly or indirectly controlling, controlled by, or under common control with a Party.

NON-CIRCUMVENTION.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with the each other, in any direct or indirect manner.  This includes most specifically bank contacts, mailing concepts, advertising, promotional concepts, client referrals, investigative report formats, information sources, computer formats disclosed by the parties to each other and the parties agreeing not to solicit, serve or cater to, or engage, assist, be interested in or connected with any other persons or entities served by or related to the Parties, its contractors, employees, agents and directors, or soliciting, serving or catering to or any clients of the Parties.

GOVERNING LAW/ARBITRATION/REMEDIES:  This Agreement shall be deemed to have been executed and delivered within the British Columbia, and the rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the British Columbia, without regard to the conflicts of law principles thereof.  The place of arbitration shall be in the British Columbia applying its then current rules and the language of the arbitration shall be in English.  Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof.  The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

Page - 138

ASSIGNMENT.  This Agreement may not be assigned or delegated by the Parties to any third parties.  This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.  May 1, 2007

Pacific Gold Entertainment Inc.

/s/ Mark Tuit
By: __________________________
Mark Tuit - President

Pathway Films Inc.

/s/ Ron Loudoun
By: __________________________
Ron Loudoun - President

Page - 139

Exhibit 4.21

Page - 140

Pacific Gold Entertainment Inc.

Transfer Agreement

THIS TRANSFER AGREEMENT, made and entered into as of June 21, 2007, by and between Pacific Gold Entertainment Inc., having an office at  #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“Red Blossom Entertainment Inc.”) and Pathway Films., having an office at  #6 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” RBE”).

1.           SELLER’S REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor:  The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original material entitled “Bunny Tales” (the “Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said material:

(i)	The Seller is the one of the owners of the Property.
(ii)	The Property was registered for copyright in the name of” Bunny Tales”, under copyright registration number (Pending), in the Office of the United States Register of Copyrights, Washington, D.C.

No Motion Picture or dramatic version of the  Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the  Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the  Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the  Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights:  The Seller represents and warrants to PGE that the Seller has not adapted the Property from any other , dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Property the plot, scenes, sequence or story of any other , dramatic or other material; that the Property does not infringe upon any common law or statutory rights in any other , dramatic, or other material; that as far as the Seller has knowledge, no material in the Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Property which are covered by the within option would not violate any rights of any person, firm or corporation; and that the Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights:  The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of the rights in the Property, which are covered by the within option; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Property, or in any part of it, or in the rights which are covered by the within option.  The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

Without limiting any other rights PGE may have in the  Property, the Seller agrees that if there is any claim and/or litigation involving any breach or alleged breach of any such representations and warranties of the Seller, the option period granted hereunder and any periods within which PGE may, pursuant to the provisions of Clause 3 hereof, extend the option, will automatically be extended until no claim and/or litigation involving any breach or alleged breach of any such representation and warranties of the Seller is outstanding, but in any event not for a period more than one additional year.
Page - 141

Any time after the occurrence of such a claim and/or litigation until the expiration of the option period, as extended, PGE may, besides any other rights and remedies PGE may have in the Property, rescind this agreement and in such event, despite anything else to the contrary contained herein, the Seller agrees to repay PGE any monies paid by PGE to the Seller hereunder concerning the Property and any reasonable amounts expended by PGE in developing or exploiting the Property.  Without limiting the generality of the foregoing, the Seller agrees that the Seller will not, any time during the option period, exercise or authorize or permit the exercise by others of any of the rights covered by the option or any of the rights reserved by the Seller under the provisions of this contract which are not to be exercised or licensed to others during any period therein specified.

2.
CONSIDERATION FOR OPTION:  In consideration of the payment to the Seller of the sum of $100,000. receipt of which is acknowledged and 24% of full ownership of the Property, the Seller agrees to and does give and grant to PGE the exclusive and irrevocable option to purchase from the Seller the rights in the  Property as described in Exhibit “A” for the total purchase price specified and payable as provided in Exhibit “A”, provided that any sums paid under this Clause 2 or any other provision of this agreement with respect to the option will be credited against the first sums payable on account of such purchase price.  If PGE fails to exercise this option, then the sums paid to the Seller hereunder with respect to the option will be and remain the sole property of the Seller.

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

4.
ASSIGNMENT:  This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

5.
FORCE MAJEURE:  “Force Majeure” means any fire, flood, earthquake or public disaster; strike, labor dispute or unrest; embargo, riot, war, insurrection or civil unrest; any act of God, any act of legally constituted authority; or any other cause beyond PGE’s control which would excuse PGE’s performance as a matter of law.  If because of Force Majeure, PGE’s performance hereunder is delayed or prevented, then the Initial Option period will be extended for the time of such delay or prevention.

6.
SECTION HEADINGS:  The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, construe this agreement or any part or provision of it.

7.
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

Page - 142

8.
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

IN WITNESS WHEREOF, the parties hereto have signed this Transfer Agreement as of the day and year first hereinabove written.

Red Blossom Entertainment Inc.

Per:           /s/ Mark Tuit
___________________________________
SELLER:  Mark Tuit  (President)
Date: June 21, 2007

Pacific Gold Entertainment Inc.

Per:           /s/ Ron Loudoun
___________________________________
BUYER:  Ron Loudoun (CFO)
Date: June 21, 2007

Pacific Gold Entertainment Inc.

Per:           /s/ Mark Tuit
___________________________________
BUYER:  Mark Tuit (CEO)
Date: June 21, 2007

Page - 143

Exhibit 4.22

Page - 144

Transfer Agreement

THIS TRANSFER AGREEMENT, made and entered into as of June 21, 2007, by and between Pacific Gold Entertainment Inc., having an office at  #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (“PGE”) and Pathway Films Inc. having an office at  #7 – 534 Cambie Street, Vancouver, British Columbia, V6B 2N7, Canada (the” Seller”).

1.           SELLER’S REPRESENTATIONS AND WARRANTIES:

(a)
Sole Proprietor:  The Seller represents and warrants to PGE that the Seller is the sole and exclusive proprietor, throughout the world of that certain original material entitled “Bunny Tales” (the “Property”).

(b)	Facts: The Seller represents and warrants to PGE that the following statements are true and correct in all respects with respect to said material:

(i)	The Seller is one of the owners of the Property and has a 25% interest in the Property.

(ii)	The Property was registered for copyright in the name of” Bunny Tales”, under the Writer Guild of America # 1167959

No motion picture or dramatic version of the  Property, or any part of it, has been manufactured, produced, presented or authorized; no radio or television development, presentation or program based on the  Property, or any part of it, has been manufactured, produced, presented, broadcast or authorized; and no written or oral agreements or commitments at all with any respect to the  Property or with respect to any right therein, have previously been made or entered by or on behalf of the Seller (except with respect to the publication of the Property as set forth above).

(c)
No Infringement or Violation of Third Party Rights:  The Seller represents and warrants to PGE that the Seller has not adapted the Property from any other , dramatic or other material of any kind, nature or description, nor, excepting for material which is in the public domain, has the Seller copied or used in the Property the plot, scenes, sequence or story of any other , dramatic or other material; that the Property does not infringe upon any common law or statutory rights in any other , dramatic, or other material; that as far as the Seller has knowledge, no material in the Property is libelous or vocative of the right of privacy of any person and the full use of the rights in the Property which are covered by the within purchase would not violate any rights of any person, firm or corporation; and that the Property is not in the public domain in any country in the world where copyright protection is available.

(d)
No Impairment of Rights:  The Seller represents and warrants to PGE that the Seller is the exclusive proprietor, throughout the world, of its rights in the Property, which are covered by this agreement; that the Seller has not assigned, licensed nor in any manner encumbered, diminished or impaired these rights; that the Seller has not committed nor omitted to perform any act by which these rights could or will be encumbered, diminished or impaired; and that there is no outstanding claim or litigation pending against or involving the title, ownership and/or copyright in the Property, or in any part of it, or in its rights covered by this agreement.  The Seller further represents and warrants that no attempt hereafter will be made to encumber, diminish or impair any of the rights herein granted and that all appropriate protections of such rights will continue to be maintained by the Seller.

2.
CONSIDERATION FOR PURCHASE:  In consideration of the payment to the Seller of the sum of $100,000 and delivery of the 25% interest in the Property to PGE, the Seller agrees to sell to PGE and PGE agrees to purchase from the Seller, the rights in the Property for the total purchase price of $100,000.  The purchase price will be evidenced by a non-interest demand promissory note payable in favor of the Seller to be issued as of the day of this agreement.

3.
RESTRICTIONS:  The Seller will not permit the use of nor will the Seller use any other right the Seller has reserved in a way that would in any manner or for any purpose unfairly compete with, interfere with or conflict with the full and unrestricted use of the rights granted to PGE in this agreement.

Page - 145

4.
ASSIGNMENT:  This agreement and the rights granted hereunder may be assigned by PGE to any other person, firm or corporation without the consent of the Seller, provided the assignee accepts all the obligations of PGE under this agreement as a condition of the assignment.

5.
SECTION HEADINGS:  The headings of paragraphs, sections and other subdivisions of this agreement are for convenient reference only and they will not be used in any way to govern, limit, modify, or construe this agreement or any part or provision of it.

6.
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

7.
ENTIRE AGREEMENT:  This agreement contains the complete understanding and agreement between the parties with respect to the within subject matter, and supersedes all other agreements between the parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto.  This agreement will in all respects be subject to the laws of the Province of British Columbia applicable to agreements executed and wholly performed within such Province.  All the rights, licenses, privileges and property herein granted to PGE are irrevocable and not subject to rescission, restraint, or injunction under any or all circumstances.

IN WITNESS WHEREOF, the parties hereto have signed this Transfer Agreement as of the day and year first hereinabove written.

Pacific Gold Entertainment Inc.

Per:  /s/ Mark Tuit
___________________________________
BUYER:  Mark Tuit (CEO)
Date: June 21, 2007

Pathway Films Inc.

Per:  /s/ Ron Loudoun
___________________________________
SELLER:  Ron Loudoun (President)
Date: June 21, 2007

Page - 146

Exhibit 4.23

Page - 147

PRODUCERS AGREEMENT
BETWEEN CAM WATT AND
PACIFIC GOLD ENTERTAINMENT INC.

This Producers Agreement ("Agreement") is made and entered into as of July 27, 2007, ("Effective Date"), by Cam Watt (CW) and between Pacific Gold Entertainment (PGE) Where applicable "CW" and "PGE" will individually be referred to as the "Party" and collectively as the "Parties".

RECITALS:

WHEREAS, CW is in the business of securing capital, for, Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

WHEREAS, PGE is in the business of securing capital, writing and developing, recruiting talent for, producing and post-producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

NOW, THEREFORE, in consideration of the above recitals and the commitments set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CW and PGE endeavor to equally produce, complete and aid in finding distribution for "A Premature Burial" (Working Title).

Film Investment Recoupment:

Investors will be in a first position, pari-passu proto-rata proportion and sequence, to recoup original investment before any other parties will receive profits.

Cam Watt investment      $50,000.00 CDN

In exchange for the above services, compensation will be as follows:

Film Equity:  Equity will be distributed (in totality) in the following proportion:

           $50,000.00 CDN recoupment, first tier upon sale of A Premature Burial.

15% interest of initial investment of $50,000.00 CDN Due upon final sale.

Credits: Cam Watt is entitled to a full production credit as: Associate Producer.

Page - 148

REPRESENTATIONS AND WARRANTIES.

By ÒCW" Cam Watt named represent and warrant that as of the Effective Date, the Company has the authority and power to enter into this Agreement.

By "PGEÓ. Pacific Gold Entertainment named represent and warrant that as of the Effective Date, the Company has the authority and power to enter into this Agreement.

CONFIDENTIALITY.

 The Parties acknowledge that Confidential Information (as defined below) is of great value to the Parties.  Accordingly, the Parties and its “Affiliates” agree not to divulge to anyone, either during or after the term of this Agreement, any Confidential Information obtained or developed during the term of this Agreement.  Upon the expiration or termination of this Agreement, the both parties agrees to deliver to each other all documents, papers, drawings, tabulations, reports and similar documentation which are furnished by one another or which were prepared in the performance of the Services.  Upon the expiration or termination of this Agreement, both parties agree to make no further use or utilization of any Confidential Information.   “Confidential Information” means information of the Parties, its agents or assigns, or any person or business entity directly or indirectly controlled by or controlling, or in which any of the aforesaid have at least a 50% interest, which information is or has been disclosed to the parties or known to the parties as a consequence of or through the performance of Services for the Company, whether or not related to its duties for the Company, including, without limitation, “Trade Secrets” (as defined below), information relating to political, business and social contacts, business relationships and opportunities, potential business opportunities and relationships, and other information previously unknown to both Parties.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with each other, in any direct or indirect manner.  For purpose of this Agreement, “Affiliates” shall mean any company directly or indirectly controlling, controlled by, or under common control with Client.

NON-CIRCUMVENTION.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with the each other, in any direct or indirect manner.  This includes most specifically bank contacts, mailing concepts, advertising, promotional concepts, client referrals, investigative report formats, information sources, computer formats disclosed by the parties to each other and the parties agreeing not to solicit, serve or cater to, or engage, assist, be interested in or connected with any other persons or entities served by or related to the Consultants, its contractors, employees, agents and directors, or soliciting, serving or catering to or any clients of the Consultants disclosed to the Parties.

Page - 149

GOVERNING LAW/ARBITRATION/REMEDIES:  This Agreement shall be deemed to have been executed and delivered within the British Columbia, and the rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the British Columbia, without regard to the conflicts of law principles thereof.  The place of arbitration shall be in the British Columbia applying its then current rules and the language of the arbitration shall be in English.  Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof.  The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

ASSIGNMENT.  This Agreement may not be assigned or delegated by the Parties to any third parties.  This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

/s/ Cam Watt
By: __________________________
Cam Watt
Date:

/s/ Mark Tuit
By: __________________________                                                                Pacific Gold Entertainment
Mark Tuit
Date:

/s/ Ron Loudoun
By: __________________________                                                                Pacific Gold Entertainment
Ron Loudoun
Date:

Page - 150

Exhibit 4.24

Page - 151

FUNDING AND PRODUCTION AGREEMENT
FOR THE 3-D ANIMATED MOTION PICTURE
"BUNNY TALES"

This FUNDING AND PRODUCTION AGREEMENT is made and entered into as of July 17, 2006, ("Effective Date"), by Skywork Studios Inc. ("Skywork"); Pathway Films Inc. ("Pathway"); and Red Blossom Entertainment Inc. ("Red Blossom"); where applicable. Skywork, Pathway, and Red Blossom will individually be referred to as the "Party" and collectively as the "Parties".

WHEREAS:

A.           Skywork is in the business of securing capital, writing and developing, recruiting talent for, producing and post-producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

B.           Pathway is in the business of securing capital, writing and developing, recruiting talent for, producing and post-producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

C.           Red Blossom is in the business of securing capital, writing and developing, recruiting talent for, producing and post-producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution.

NOW THEREFORE, in consideration of the above recitals and the commitments set forth herein, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

1.           The Parties endeavor to equally produce, complete and aid in finding distribution for "Bunny Tales".

Film Investment Recoupment

2.           Investors will be in a second position, pari-passu proto-rata proportion and sequence, to recoup original investment secondary to any other parties received profits.

Skywork Studio Inc. CDN$350,000

Pathway Films Inc. CDN$100,000

3.           All post investment recoupment will be distributed in a pari-passu pro-rata sequence as set out in Exhibit “A” attached hereto and forming part of this agreement.

4.           All Parties agree to assign the recoupment to a third party company, which will represent all of the contracts signed between the Parties and will disperse all monies contractually owed to the Parties.  The third party company will charge a fee equal to 5% of all proceeds for the purpose of its administration fees, not to exceed CDN$25,000 annually.

Page - 152

5.           In exchange for the above services, compensation will be as follows:

Film Equity:  Equity will be distributed (in totality) in the following proportion:

Skywork Studios Inc. 51%
Pathway Films Inc. 25%
Red Blossom Entertainment Inc. 24%

Credits: Davinder Mittal, Ashish Mittal, Ron Loudoun and Mark Tuit are each entitled to a full production credit.

Representations and Warranties

6.           Skywork represents and warrants that as of the Effective Date it has the authority and power to enter into this agreement.

7.           Pathway represents and warrants that as of the Effective Date it has the authority and power to enter into this agreement.

8.           Red Blossom represents and warrants that as of the Effective Date it has the authority and power to enter into this agreement.

Confidentiality

9.           The Parties acknowledge that Confidential Information (as defined below) is of great value to the Parties. Accordingly, the Parties and its “Affiliates” agree not to divulge to anyone, either during or after the term of this agreement, any Confidential Information obtained or developed during the term of this agreement. Upon the expiration or termination of this agreement, the Parties agrees to deliver to each other Party all documents, papers, drawings, tabulations, reports and similar documentation which are furnished by one another or which were prepared in the performance of the services. Upon the expiration or termination of this agreement, the Parties agree to make no further use or utilization of any Confidential Information. “Confidential Information” means information of the Parties, their agents or assigns, or any person or business entity directly or indirectly controlled by or controlling any Party, or in which any of the aforesaid have at least a 50% interest in the Party, which information is or has been disclosed to the Parties or known to the parties as a consequence of or through the performance of services, whether or not related to its duties for Party, including, without limitation, information relating to political, business and social contacts, business relationships and opportunities, potential business opportunities and relationships, and other information previously unknown to the Parties.  Each Party agrees and warrants that it will refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with each other, in any direct or indirect manner.  For purpose of this agreement, “Affiliates” will mean any company directly or indirectly controlling, controlled by, or under common control with, the Party.
Non-circumvention

Page - 153

10.           Each Party agrees and warrants that it will refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with the each other, in any direct or indirect manner. This includes most specifically bank contacts, mailing concepts, advertising, promotional concepts, client referrals, investigative report formats, information sources, computer formats disclosed by the Parties to each other and the Parties agreeing not to solicit, serve or cater to, or engage, assist, be interested in or connected with any other persons or entities served by or related to the other Parties, their contractors, employees, agents and directors, or soliciting, serving or catering to or any clients of the other Parties  as disclosed to the Party, as the case may be.

Governing Law / Arbitration / Remedies

11.           This agreement will be deemed to have been executed and delivered within the British Columbia, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with, and governed by, the laws of the British Columbia, without regard to the conflicts of law principles thereof. The place of arbitration will be in the British Columbia applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

IN WITNESS WHEREOF, the Parties have executed this agreement as of the Effective Date.

Skywork Studios Inc.

Per:           /s/ Ashish Mittal

  Ashish Mittal - President

Pathway Films Inc.

Per:           /s/ Ron Loudoun

  Ron Loudoun - President

Red Blossom Entertainment Inc.

Per:           /s/ Mark Tuit

  Mark Tuit - President

Page - 154

EXHIBIT “A”

Exhibit “A” to that certain Funding and Production Agreement among Skywork Studios Inc., Pathway Films Inc., and Red Blossom Entertainment Inc.
made as of the 17th day of July, 2006.

(number of pages including this one:  1)

Recoupment and Payment Tiers

All proceeds from the sale and distribution of “Bunny Tales” will be deposited with a third party company to be named “Bunny Tales LLC”, or a similar name to be agreed upon by the Parties.  Bunny Tales LLC will disperse all monies owed to the parties directly to the Parties pursuant to the terms and agreements of this agreement and as per the tier structure for recoupment and payments as set out below.  All payments will be made on a pari-passu pro-rata basis among the Parties and their interest or payment amount within each tier.

Tier 1 – Initial Payment Tier

Parties	Skywork Studios Inc.	Pathway Films Inc.
Total payment amount	CDN$350,000	CDN$100,000

Tier 2 – Final Payment and Ownership Tier

Parties	Skywork Studios Inc.	Pathway Films Inc.	Red Blossom Entertainment Inc.
Total payment interest	51%	25%	24%

No payments in Tier 2 will be made until the full amount of each payment has been made to each Party in Tier 1.

Page - 155

Exhibit 4.25

Page - 156

FUNDING AND PRODUCTION AGREEMENT
FOR THE 3-D ANIMATED MOTION PICTURE
"BUNNY TALES"

This FUNDING AND PRODUCTION AGREEMENT is made and entered into as of November 12, 2007 (the “Effective Date”),

AMONG:

SKYWORK STUDIOS INC., a company registered in Canada having office at Unit #11 – 534 Cambie Street, Vancouver, BC V6B 2N7 and having its production studio at : 293/1 Madhuvan Society, Near Lakhubhai Estate, Vallabh Vidyanagar, Gujarat (hereinafter referred to as “Skywork”) being represented by Mr. Ashish Mittal as President;

AND:

PACIFIC GOLD ENTERTAINMENT INC., a company registered in Canada having office at #6 – 534 Cambie Street, Vancouver, BC V6B 2N7, (hereinafter referred as “PGE Inc.”) being represented by Mr. Mark Tuit as CEO (Chief Executive Officer);

AND:

DAVAL RELEASING INC., a company registered in Canada having office at #3 – 534 Cambie Street, Vancouver, BC V6B 2N7, (hereinafter referred as “Daval”) being represented by Mr. Ron Loudoun as President;

WHEREAS:

A.
On July 17, 2006, Skywork, Pathway Films Inc. and Red Blossom Entertainment Inc. entered into the initial funding and production agreement for the animated motion picture named “Bunny Tales” setting out the parties’ film equity in “Bunny Tales”.

B.	On June 21, 2007, Pathway Films Inc. and Red Blossom Entertainment Inc. transferred each of their interest in “Bunny Tales” to PGE Inc. pursuant to the terms and conditions of a transfer agreement.

C.           The production of Bunny Tales is in an advanced stage of completion;

D.	Skywork, Daval and PGE Inc. seek to arrange funding contribution for the production of the movie.

E.	Skywork with the consent of PGE Inc. had to arrange for venture capital loan of CDN$50,000 from Daval;

F.           Daval has agreed to give the loan on conditions stipulated in this agreement:

NOW THEREFORE, this agreement witnesses that:

Terms of Loan

1.           Daval agrees to advance the production loan of CDN$50,000 at nil interest for the purpose of funding the project “Bunny Tales”.

Page - 157

2.           Daval will have no responsibility for losses, if any suffered, in production and distribution of “Bunny Tales”.

Repayment of Loan Proceeds

3.           Repayment of loan proceeds will be paid out in a pari-passu pro-rata sequence as set out in Exhibit “A” attached hereto and forming part of this agreement.

4.           All parties agree to assign the repayment of loan proceeds and recoupment of proceeds to a third party company, which will represent all of the contracts signed between the parties and will disperse all monies contractually owed to the parties.  The third party company will charge a fee equal to 5% of all proceeds for the purpose of its administration fees, not to exceed CDN$25,000 annually.

Governing Law / Arbitration / Remedies

5.           This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

Assignment

6.           This agreement may be assigned or delegated by the Parties to any third parties. This agreement will be binding on, and will incur to the benefit of, the Parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Parties have executed this agreement as of the effective date.

Skywork Studios Inc.

Per:           /s/ Ashish Mittal

  Ashish Mittal - President

Pacific Gold Entertainment Inc.

Per:           /s/ Mark Tuit

  Mark Tuit - President

Daval Releasing Inc.

Per:           /s/ Ron Loudoun

  Ron Loudoun - President

Page - 158

EXHIBIT “A”

Exhibit “A” to that certain Funding and Production Agreement among Skywork Studios Inc., Pacific Gold Entertainment Inc., and Daval Releasing Inc.
made as of the 12th day of November, 2007.

(number of pages including this one:  1)

Recoupment and Payment Tiers

All proceeds from the sale and distribution of “Bunny Tales” will be deposited with a third party company to be named “Bunny Tales LLC”, or a similar name to be agreed upon by the Parties.  Bunny Tales LLC will disperse all monies owed to the parties directly to the Parties pursuant to the terms and agreements of this agreement and as per the tier structure for recoupment and payments as set out below.  All payments will be made on a pari-passu pro-rata basis among the Parties and their interest or payment amount within each tier.

Tier 1 – Initial Payment Tier

Parties	Skywork Studios Inc.	Pacific Gold Entertainment Inc.
Total payment amount	CDN$350,000	CDN$100,000

Tier 2 – Second Payment Tier

Parties	Daval Releasing Inc.
Total payment amount	CDN$50,000

Tier 3 – Final Payment and Ownership Tier

Parties	Skywork Studios Inc.	Pacific Gold Entertainment Inc.
Total payment interest	51.0%	49.0%

No payments in Tier 3 will be made until the full amount of each payment has been made to each Party in Tier 1 and in Tier 2.
Page - 159

Exhibit 4.26

Page - 160

FUNDING AND PRODUCTION AGREEMENT
FOR THE 3-D ANIMATED MOTION PICTURE
"BUNNY TALES"

This FUNDING AND PRODUCTION AGREEMENT is made and entered into as of January 26, 2008 (the "Effective Date"),

AMONG:

SKYWORK STUDIOS INC, a company registered in Canada having office at Unit #11 – 534 Cambie Street, Vancouver, BC V6B 2N7 and having its production studio at : 293/1 Madhuvan Society, Near Lakhubhai Estate, Vallabh Vidyanagar, Gujarat (hereinafter referred to as “Skywork”) being represented by Mr. Ashish Mittal as President;

AND:

PACIFIC GOLD ENTERTAINMENT INC, a company registered in Canada having office at #6 – 534 Cambie Street, Vancouver, BC V6B 2N7, (hereinafter referred as “PGE Inc.”) being represented by Mr. Mark Tuit as CEO (Chief Executive Officer);

AND:

MARIGOLD PAINTS PVT. LTD., a private limited company incorporated in Gujarat, India having registered office at C-1/10, GIDC Estate, Vallabh Vidyanagar – 388 120, Gujarat State, India (hereinafter referred to as “MPPL”) being represented by Managing Director of the company Mr. Davinder Kumar Mittal.

(Skywork, PGE Inc. and MPPL will individually be referred to as the “Party” and collectively as the “Parties”.)

WHEREAS:

A.
On July 17, 2006, Skywork, Pathway Films Inc. and Red Blossom Entertainment Inc. entered into the initial funding and production agreement for the animated motion picture named “Bunny Tales” setting out the parties’ film equity in “Bunny Tales”.

B.	On June 21, 2007, Pathway Films Inc. and Red Blossom Entertainment Inc. transferred each of their interest in “Bunny Tales” to PGE Inc. pursuant to the terms and conditions of a transfer agreement;

C.
On November 12, 2007, Skywork, PGE Inc. and Daval Releasing Inc. entered into a second funding and production agreement for the animated motion picture named “Bunny Tales” setting out the parties’ adjusted film equity in “Bunny Tales”.

D.           The production of “Bunny Tales” is in an advanced stage of completion.

E.           Skywork or PGE Inc. seeks to arrange funding contribution for the production of the movie.

Page - 161

F.	Skywork, with the consent of PGE Inc., had to arrange for venture capital loan of CDN$75,000 from MPPL.

G.           MPPL has agreed to give the loan on conditions stipulated in this agreement.

NOW THEREFORE, this agreement witnesses that:

Terms of Loan

1.   MPPL agrees to advance the venture capital loan of CDN$75,000 at 20% annual interest and 5% share in the equity of the project “Bunny Tales”.

2.   Each of Skywork and PGE Inc. agree to transfer 2.5% of its interest in “Bunny Tales” to MPPL as additional consideration for the advance of the venture capital loan.

3.   MPPL will be first tier recoupment in the funding arrangement outlined above; the equity shares will therefore be deemed as under:

Skywork                      48.5%
PGE Inc.                      46.5%
MPPL                                5.0%

4.           MPPL will have no responsibility for losses, if any suffered, in production and distribution of “Bunny Tales”, but will be eligible to dividends declared as per its share in the equity.

Repayment of Loan Proceeds

5.           Repayment of loan proceeds will be paid out in a pari-passu pro-rata sequence as set out in Exhibit “A” attached hereto and forming part of this agreement.

6.           All Parties agree to assign the repayment of loan proceeds and future recoupment of proceeds to a third party company, which will represent all of the contracts signed between the Parties and will disperse all monies contractually owed to the Parties.  The third party company will charge a fee equal to 5% of all proceeds for the purpose of its administration fees, not to exceed CDN$25,000 annually.

Governing Law / Arbitration / Remedies

7.           This agreement will be deemed to have been executed and delivered in Vancouver, British Columbia, Canada, and the rights and obligations of the Parties hereunder will be construed and enforced in accordance with the laws of Canada, without regard to conflicts of law principles thereof. The place of arbitration will be in Canada applying its then current rules and the language of the arbitration will be in English. Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof. The prevailing party in any such arbitration will be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

Page - 162

Assignment

8.           This agreement may be assigned or delegated by the Parties to any third parties. This agreement will be binding on, and will incur to the benefit of, the Parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the parties have executed this agreement as of the Effective Date.

Skywork Studios Inc.

Per:           /s/ Ashish Mittal

  Ashish Mittal - President

Pacific Gold Entertainment Inc.

Per:           /s/ Mark Tuit

  Mark Tuit - President

Marigold Paints Pvt. Ltd.

Per:           /s/ Davinder Kumar Mittal

  Davinder Kumar Mittal - President

Page - 163

EXHIBIT “A”

Exhibit “A” to that certain Funding and Production Agreement among Skywork Studios Inc., Pacific Gold Entertainment Inc., and Marigold Paints Pvt. Ltd.
made as of the 26th day of January, 2008.

(number of pages including this one:  1)

Recoupment and Payment Tiers

All proceeds from the sale and distribution of “Bunny Tales” will be deposited with a third party company to be named “Bunny Tales LLC”, or a similar name to be agreed upon by the Parties.  Bunny Tales LLC will disperse all monies owed to the parties directly to the Parties pursuant to the terms and agreements of this agreement and as per the tier structure for recoupment and payments as set out below.  All payments will be made on a pari-passu pro-rata basis among the Parties and their interest or payment amount within each tier.

Tier 1 – Initial Payment Tier

Parties	Marigold Paints Pvt. Ltd.
Total payment amount	CDN$75,000 plus 20% for simple interest on venture capital loan

Tier 2 – Second Payment Tier

Parties	Skywork Studios Inc.	Pacific Gold Entertainment Inc.
Total payment amount	CDN$350,000	CDN$100,000

Tier 3 – Third Payment Tier

Parties	Daval Releasing Inc.
Total payment amount	CDN$50,000

Tier 4 – Final Payment and Ownership Tier

Parties	Skywork Studios Inc.	Pacific Gold Entertainment Inc.	Marigold Paints Pvt. Ltd.
Total payment interest	47.5%	46.5%	5.0%

No payments in Tier 4 will be made until the full amount of each payment has been made to each Party in Tier 1, Tier 2, and Tier 3.
Page - 164

Exhibit 4.27

Page - 165

FUNDING, PRODUCTION AND DISTRIBUTION AGREEMENT BETWEEN
PACIFIC GOLD ENTERTAINMENT INC. AND POWERUP STUDIOS FOR THE VIDEO GAME
 “BLOOD: BUTCHERS BLOCK ".

This Memorandum of Agreement (“Agreement”) is made and entered into as of January 27, 2008 (“Effective Date”), by and between PowerUp Studios (PS) and Pacific Gold Entertainment Inc (“PGE”).  Where applicable, "PS” and "PGE" will individually be referred to as the “Party” and collectively as the “Parties.

RECITALS:

    WHEREAS, PGE is in the business of securing capital, developing, producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution and the production of Video Games.

    WHEREAS, PS is in the business of writing and developing, recruiting talent for, producing and post-producing for Long Form video games

    NOW, THEREFORE, in consideration of the above recitals and the commitments set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Based on a general understanding and agreement between Pacific Gold Entertainment Inc. and Power Up Studios with the right to secure funding to produce the long form video game with the current working title “BLOOD: BUTCHERS BLOCK” and in consideration of the rights granted by PGE to PS hereunder, PGE will provide up to $250,000. in cash or other bankable considerations, distribution opportunities, and talent procurement for the video game.

Final budget will be determined between all parties, and will not exceed 250,000.00 CDN

Repayment of Investment:

For providing said funds, PGE will be in the first position to recoup its funds used to produce the video game.
Following that, the equity owners, Pacific Gold Entertainment 90% and Powerup Studios 10%, will receive funds Pari Passau of the producer’s gross, of the entire game equity.
For the purposes of calculating revenue from the sales of bundle packages containing both the game and the film the revenue shall be split in half unless otherwise agreed to in writing.

Distribution Arrangement:

The Territory:                       The Universe

Term	25 years

Page - 166

Rights Granted:

All media ( now known or hereafter) including, without limitations,  and other devices, formats and methods whether or not  invented, and all computer, electronic, internet and other media and rights of any kind, plus, all ancillary rights including merchandising, commercial tie-ins, music publishing and novelisation, audio, soundtrack, and publishing rights.

Rating:

Approvals: PGE and PS shall mutually approve the production and delivery schedules with the Producers of BLOOD: BUTCHERS BLOCK, also final delivery materials

PS allows PGE Inc. meaningful consideration in the sale of the video game to a domestic distributor.  It is understood that final consideration shall be PGE, based on the best financial offer.

PGE shall own all intellectual property of the “BLOOD: BUTCHERS BLOCK” video game and any and all derivations thereof (including all trade name licenses and applications, if any, related thereto).

Delivery:

In accordance with PGE, standard delivery schedule to be supplied separately, the receipt and approval of which by the Producer is a condition precedent to this Agreement becoming effective.

Credits and Billing Block:

All Canadian credits will comply with CAVCO rules to qualify as a Canadian Content:  Credits will be mutually decided and agreed to prior to the commencement of pre-production: The following is a potential scenario but must be mutually agreed to by all parties.

“Power Up Studios” will receive 3 “Executive Producer” Credits, and 2 Cavco-approved “Producer” credits.

 “Pacific Gold Entertainment Inc.” will receive 2 Executive Producer” Credits, and 2 Cavco-approved “Producer” credits.

Conditions Precedent:

PS shall provide PGE, upon signature of this agreement, an acceptable Chain of Title and grant all rights free of any adverse rights, claims, security interests, license, lawsuits, or other legal entanglement or encumbrances, or any other agreements of any kind.  Further more proof of expenditures, cash flows and detailed cash flow for completion of film are due upon final delivery.

Page - 167

REPRESENTATIONS AND WARRANTIES.

Warranties & Indemnity:

Producer warrants that it has, or prior to closing of long-form financing documents or, if earlier, commencement of Principal Production, will have full unencumbered right and title to the Video Game and to the underlying rights thereto, and Producer further agrees to indemnify and keep indemnified Pacific Gold Entertainment in respect thereof.  Pacific Gold Entertainment standard indemnity terms shall apply

Insurance
Producer will obtain Industry standard policy of Errors and Omissions insurance as part of the game’s Budget, with limits of not less than $5,000,000, which shall be in full force and effect for no less than three (3) years from the date of Delivery.  PGE (and its licenses and assignees) shall be additional insured on this policy.

Accounting & Audit      Daval releasing shall provide a Quarterly Statement of Accounts for the first three (3) years following first receipt of gross receipts, as well as quarterly distributor reports.  PS shall have the right to audit Daval releasing records (at PS’s cost).

By “PS” Power Up Studios, named represent and warrant that as of the Effective Date, the Company has the authority and power to enter into this Agreement.

By “PGE” Pacific Gold Entertainment, named represent and warrant that as of the Effective Date, the Company has the authority and power to enter into this Agreement.

CONFIDENTIALITY.  The Parties acknowledge that Confidential Information (as defined below) is of great value to the Parties.  Accordingly, the Parties and its “Affiliates” agree not to divulge to anyone, either during or after the term of this Agreement, any Confidential Information obtained or developed during the term of this Agreement.  Upon the expiration or termination of this Agreement, the both parties agrees to deliver to each other all documents, papers, drawings, tabulations, reports and similar documentation which are furnished by one another or which were prepared in the performance of the Services.  Upon the expiration or termination of this Agreement, both parties agree to make no further use or utilization of any Confidential Information.   “Confidential Information” means information of the Parties, its agents or assigns, or any person or business entity directly or indirectly controlled by or controlling, or in which any of the aforesaid have at least a 50% interest, which information is or has been disclosed to the parties or known to the parties as a consequence of or through the performance of Services for the Company, whether or not related to its duties for the Company, including, without limitation, “Trade Secrets” (as defined below), information relating to political, business and social contacts, business relationships and opportunities, potential business opportunities and relationships, and other information previously unknown to both Parties.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with each other, in any direct or indirect manner.  For purpose of this Agreement, “Affiliates” shall mean any company directly or indirectly controlling, controlled by, or under common control with Client.

Page - 168

NON-CIRCUMVENTION.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with the each other, in any direct or indirect manner.  This includes most specifically bank contacts, mailing concepts, advertising, promotional concepts, client referrals, investigative report formats, information sources, computer formats disclosed by the parties to each other and the parties agreeing not to solicit, serve or cater to, or engage, assist, be interested in or connected with any other persons or entities served by or related to the Consultants, its contractors, employees, agents and directors, or soliciting, serving or catering to or any clients of the Consultants disclosed to the Parties.

GOVERNING LAW/ARBITRATION/REMEDIES:  This Agreement shall be deemed to have been executed and delivered within the Province of British Columbia, and the rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the Province of British Columbia, without regard to the conflicts of law principles thereof.  The place of arbitration shall be in the Province of British Columbia applying its then current rules and the language of the arbitration shall be in English.  Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof.  The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

ASSIGNMENT.  This Agreement may be assigned by Pacific Gold Entertainment to any third parties.  This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

By: /s/ Bren Lynne
Bren Lynne representative of
Power Up Studios Inc.
Date:           January. 27, 2008

By: /s/ Ron Loudoun
Ron Loudoun representative of
Pacific Gold Entertainment Inc.
Date. January 27, 2008

Page - 169

Exhibit 4.28

Page - 170

FUNDING, PRODUCTION AND DISTRIBUTION AGREEMENT BETWEEN
PACIFIC GOLD ENTERTAINMENT INC. AND POWERUP STUDIOS FOR THE VIDEO GAME
 " NOMBZ ".

This Memorandum of Agreement (“Agreement”) is made and entered into as of January 27, 2008 (“Effective Date”), by and between PowerUp Studios (PS) and Pacific Gold Entertainment Inc (“PGE”).  Where applicable, "PS” and "PGE" will individually be referred to as the “Party” and collectively as the “Parties.

RECITALS:

    WHEREAS, PGE is in the business of securing capital, developing, producing for Feature and Long Form Films for Theatrical, Cable and Direct to Video Distribution and the production of Video Games.

    WHEREAS, PS is in the business of writing and developing, recruiting talent for, producing and post-producing for Long Form video games

    NOW, THEREFORE, in consideration of the above recitals and the commitments set forth herein, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Based on a general understanding and agreement between Pacific Gold Entertainment Inc. and PowerUp Studios, with the right to secure funding to produce the long form video game with the current working title “NOMBZ” and in consideration of the rights granted by PGE to PS hereunder, PGE will provide up to $75,000. in cash or other bankable considerations, distribution opportunities, and talent procurement for the video game.

Final budget will be determined between all parties, and will not exceed 75,000.00 CDN

Repayment of Investment:

For providing said funds, PGE will be last money in and will be in the second position to recoup its funds, after PS initial $75,000. Subsequently 2nd tier equity owners receive Pari Passau with Pacific Gold Entertainment – 90% and PowerUp Studios 10%.

For producing NOMBZ, PS will receive $75,000 first tier recoupment, after distribution and replication costs.

Distribution Arrangement:

The Territory:        The Universe

Term:	25 years

Page - 171

Rights Granted:

All media ( now known or hereafter) including, without limitations,  and other devices, formats and methods whether or not  invented, and all computer, electronic, internet and other media and rights of any kind, plus, all ancillary rights including merchandising, commercial tie-ins, music publishing and novelisation, audio, soundtrack, and publishing rights.

Distribution Expenses:

 Daval Releasing will prepare a detailed marketing budget, marketing plan and sales estimates for approval and signed agreement by the Producer before expense is dispersed.

Domestic Distribution: 25% net commission on sales, including pre-sales in North America through Daval releasing.

Foreign Distribution: 25% net commission on sales, including pre-sales in the Territory excluding North America through Daval releasing.

In consideration of a third party distributor or sales rep, the sales fees shall be allocated and capped to the equivalent or equal to a standard 25% sales fee.

Rating:

No more restrictive than TEEN.

Titles rated T (Teen) have content that may be suitable for ages 13 and older. Titles in this category may contain violence, suggestive themes, crude humour, minimal blood, simulated gambling, and/or infrequent use of strong language

Approvals:

PGE and PS shall mutually approve the production and delivery schedules with the Producers of NOMBZ, also final delivery materials

PS allows PGE Inc. meaningful consideration in the sale of the video game to domestic and international distributors.  It is understood that final consideration shall be PGE, based on the best financial offer.

PS shall own all intellectual property of the “NOMBZ” video game and any and all derivations thereof (including all trade name licenses and applications, if any, related thereto).

PS agrees to distribute NOMBZ through the official website at: www.nombz.com at no extra costs to PGE.
Page - 172

Delivery:

In accordance with PGE, standard delivery schedule to be supplied separately, the receipt and approval of which by the Producer is a condition precedent to this Agreement becoming effective.

Credits and Billing Block:

All Canadian credits will comply with CAVCO rules to qualify as a Canadian Content:  Credits will be mutually decided and agreed to prior to the commencement of pre-production: The following is a potential scenario but must be mutually agreed to by all parties.

“Power Up Studios” will receive 3 “Executive Producer” Credits, and 2 Cavco-approved “Producer” credits.

 “Pacific Gold Entertainment Inc.” will receive 2 Executive Producer” Credits, and 2 Cavco-approved “Producer” credits.

REPRESENTATIONS AND WARRANTIES.

Warranties & Indemnity:

Producer warrants that it has, or prior to closing of long-form financing documents or, if earlier, commencement of Principal Production, will have full unencumbered right and title to the Video Game and to the underlying rights thereto, and Producer further agrees to indemnify and keep indemnified Pacific Gold Entertainment in respect thereof.  Pacific Gold Entertainment standard indemnity terms shall apply:

Insurance
Producer will obtain Industry standard policy of Errors and Omissions insurance as part of the game’s Budget, with limits of not less than $5,000,000, which shall be in full force and effect for no less than three (3) years from the date of Delivery.  PGE (and its licenses and assignees) shall be additional insured on this policy.

Accounting & Audit      Daval releasing shall provide a Quarterly Statement of Accounts for the first three (3) years following first receipt of gross receipts, as well as quarterly distributor reports.  PS shall have the right to audit Daval releasing records (at PS’s cost).

By “PS” Power Up Studios, named represent and warrant that as of the Effective Date, the Company has the authority and power to enter into this Agreement.

Page - 173

By “PGE” Pacific Gold Entertainment, named represent and warrant that as of the Effective Date, the Company has the authority and power to enter into this Agreement.

CONFIDENTIALITY.  The Parties acknowledge that Confidential Information (as defined below) is of great value to the Parties.  Accordingly, the Parties and its “Affiliates” agree not to divulge to anyone, either during or after the term of this Agreement, any Confidential Information obtained or developed during the term of this Agreement.  Upon the expiration or termination of this Agreement, the both parties agrees to deliver to each other all documents, papers, drawings, tabulations, reports and similar documentation which are furnished by one another or which were prepared in the performance of the Services.  Upon the expiration or termination of this Agreement, both parties agree to make no further use or utilization of any Confidential Information.   “Confidential Information” means information of the Parties, its agents or assigns, or any person or business entity directly or indirectly controlled by or controlling, or in which any of the aforesaid have at least a 50% interest, which information is or has been disclosed to the parties or known to the parties as a consequence of or through the performance of Services for the Company, whether or not related to its duties for the Company, including, without limitation, “Trade Secrets” (as defined below), information relating to political, business and social contacts, business relationships and opportunities, potential business opportunities and relationships, and other information previously unknown to both Parties.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with each other, in any direct or indirect manner.  For purpose of this Agreement, “Affiliates” shall mean any company directly or indirectly controlling, controlled by, or under common control with Client.

NON-CIRCUMVENTION.  Parties agrees and warrants that it shall refrain from stealing or misappropriating any of the Confidential Information gained through its relationship with the each other, in any direct or indirect manner.  This includes most specifically bank contacts, mailing concepts, advertising, promotional concepts, client referrals, investigative report formats, information sources, computer formats disclosed by the parties to each other and the parties agreeing not to solicit, serve or cater to, or engage, assist, be interested in or connected with any other persons or entities served by or related to the Consultants, its contractors, employees, agents and directors, or soliciting, serving or catering to or any clients of the Consultants disclosed to the Parties.

GOVERNING LAW/ARBITRATION/REMEDIES:  This Agreement shall be deemed to have been executed and delivered within the Province of British Columbia, and the rights and obligations of the Parties hereunder shall be construed and enforced in accordance with, and governed by, the laws of the Province of British Columbia, without regard to the conflicts of law principles thereof.  The place of arbitration shall be in the Province of British Columbia applying its then current rules and the language of the arbitration shall be in English.  Judgment upon the award rendered by the arbitrator may be entered into any court having jurisdiction thereof.  The prevailing party in any such arbitration shall be entitled to recover its reasonable attorneys’ fees and costs, in addition to the award of the arbitrator.

Page - 174

ASSIGNMENT.  This Agreement may be assigned by Pacific Gold Entertainment to any third parties.  This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective heirs, legal representatives, successors and assigns.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

By: /s/ Bren Lynne
Bren Lynne representative of
Power Up Studios Inc.
Date:           January. 31, 2008

By: /s/ Ron Loudoun
Ron Loudoun representative of
Pacific Gold Entertainment Inc.
Date. January 31, 2008

Page - 175

Exhibit 4.29

Page - 176

Page - 177

Page - 178

Page - 179

Page - 180

Page - 181

Page - 182

Page - 183

Exhibit 4.30

Page - 184

DISTRIBUTION AGREEMENT

THIS AGREEMENT dated as of February 20, 2009 (the “Agreement”).

BETWEEN:

PACIFIC GOLD ENTERTAINMENT INC., a corporation duly incorporated under the laws of the Province of British Columbia ("PGE")

(hereinafter called the "Producer");

OF THE FIRST PART

- and

DAVAL RELEASING INC., a corporation duly incorporated under the laws of the Province of British Columbia

(hereinafter called the "Distributor");

OF THE SECOND PART

WHEREAS PGE has obtained the rights to develop, finance, produce and exploit a feature film currently entitled "BLOOD: A BUTCHER’S TALE" (the "Picture");

AND WHEREAS the Producer wishes to grant to the Distributor the right to exhibit, distribute and otherwise exploit the Picture in the Territory for the Term (as those terms are hereinafter defined) on the conditions set forth herein;

AND WHEREAS the Distributor wishes to exhibit, distribute and otherwise exploit the Picture in the Territory for the Term, subject to the terms and conditions set forth herein;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

l.l           Defined Terms. As used in this Agreement, the following words and phrases shall have the respective meanings ascribed thereto:

Page - 185

(a)
"Minimum Guarantee" means the minimum amount committed to producer which is conditional upon Producer satisfying all of its obligations hereunder, Daval agrees to pay One Hundred Thousand Canadian dollars ($100,000) as a minimum guarantee for the Film, recoupable in accordance with the terms, as more particularly set out in Article 8.1 herein;

(b)	"Agreement" means this distribution agreement, including the schedules hereto, and any and all amendments made by written agreement among the parties hereto;

(c)
"Ancillary Rights" means all merchandising rights, commercial tie-in rights, soundtrack album rights, interactive, multi-media and electronic rights, toys, home video rights, theme park and virtual reality-type entertainment rights and all other ancillary rights in and to the Picture and all characters, situations, objects or events depicted, described, portrayed or appearing therein in all media now or hereafter known;

(d)           "Budget" has the meaning ascribed in Article 2.5 herein;

(e)	"Cash Flow Schedule" means the cash flow schedule for the Picture which is attached hereto as Schedule "B";

(f)
"Collateral" means all Distribution Rights in and to the Picture, and all proceeds and collections thereof, all guarantees and other security therefor, or any such instruments or chattel paper and the proceeds thereof', Producer's share of Net Receipts and all of Producer's books and records relating to Collateral;

(g)	"Delivery" means the receipt and acceptance by the Distributor of the Delivery Materials;

(h)	"Delivery Date" means on or about March 30, 2009, or such other date as may be mutually agreed to by the parties;

(i)	"Delivery Materials" means the delivery materials described in Schedule “A” hereto to be delivered to the Distributor;

(j)           "Distribution Fee" has the meaning ascribed in Article 8.4 herein;

(k)	"Distribution Rights" means the right to lease, license, distribute, sub-distribute and otherwise exploit the Picture, all as more particularly described in Article 2.1 herein;

(1)	"Future Productions" means all sequels, prequels, remakes or television movies based on or adapted for or in any way derived from the Picture;

(m)
"Gross Receipts" means all monies actually received by the Distributor or Distributor's parents, subsidiaries or affiliates or by any third party for the benefit of or at the direction of the Distributor derived from the exhibition, distribution and exploitation of the Picture or any rights therein or elements thereof in the Territory, or refundable advances and deposits until earned or forfeited. Without limiting the generality of the foregoing, Gross Receipts shall include any cable retransmission royalties from the exploitation of the Picture and proceeds of litigation with respect thereto.

Page - 186

Notwithstanding the foregoing, the parties acknowledge that Gross Receipts shall not include any of the following:

(i)any amounts collected by any author's rights organization, performing rights society or governmental agency which amounts are paid to authors, producers or distributors and which arise from royalties, compulsory license, cable re-transmission income, tax credits and/ or rebates, exhibition surcharges or the like, which sums, as between Producer and Distributor shall be Producer's property;

(ii)recoupable advances or security deposits until such time as the same are earned or forfeited, except if any such advances or deposits are non-returnable/non-recoupable advances or deposit, in which event such non-returnable/non-recoupable advances shall be credited to Gross Receipts at the time of receipt by Distributor;

(iii)
any amounts collected and paid by Distributor as taxes or for payment of taxes such as admission, sales and value-added taxes, provided, however, that, to the extent any such monies are collected by Distributor and included in Gross Receipts because they have not been paid to the appropriate authorities as of the time Distributor renders an accounting statement to Producer hereunder, and such sums are subsequently paid to the appropriate authorities, such sums shall be deducted as Distribution Expenses.

(n)	"Incidental Rights" means, subject to the terms and conditions of this Agreement, the following rights:

(i)
To use the title or titles by which the Picture is or maybe known or identified and to change the title of the Picture, subject to obtaining proper legal clearance for any changes at Distributor's sole expense, subject to Producer's approval, such approval not to be unreasonably withheld.

(ii)
To permit, authorize and license others to exercise and sub-license all or any of Distributor's rights and licenses hereunder and to distribute, exhibit, advertise, publicize and exploit the Picture under any term or terms and in such manner as Distributor may deem proper or expedient.

Page - 187

(iii)
To make such dubbed or subtitled versions of the Picture and the trailer thereof, including but not limited to, cut-in, synchronized and superimposed versions thereof in any and all languages used in the Territory as Distributor may deem advisable and the right to use any such versions now in existence or hereafter prepared by Producer or any of its licensees.

(iv)	To permit commercial messages to be broadcast or telecast before, during and after exhibition of the Picture.

(v)To use the name, service mark(s) and trademark(s) of Distributor or any of its subsidiaries on the positive prints of the Picture and in the trailer thereof and in all advertising and publicity relating thereto, in such manner, position, form and substance as Distributor may elect. Distributor shall also have the right to indicate on all positive prints of the Picture and in the trailer and in other advertising and publicity that it or one of its sub-distributors is the distributor of the Picture in such manner and position and by the use of such words and phrases as it shall determine.

(vi)
To make such changes, additions (including, but not limited to, narration), alterations, cuts, interpolations and eliminations as Distributor may require in order to adapt and to make the Picture suitable for exhibition in any and all parts of the Territory, to meet time segment requirements to television stations, to comply with the censorship requirements of any governmental body or to comply with any legal impediments to the exhibition of the Picture. Nothing herein shall be deemed to relieve Distributor from the warranties and representations made herein.

(vii)
To publicize, advertise and exploit the Picture throughout the Territory during the Term and to cause or permit others to do so, including without limitation, the exclusive right in the Territory in connection with, and for the purpose of advertising, publicizing and exploiting the Picture to:

(a)
publish and to license and authorize others to publish in any language used in the Territory and in such forms as Distributor may deem advisable synopses, summaries, resumes and stories of and excerpts [not to exceed seven thousand five hundred (7,500) words] from the Picture and from any literary or dramatic material included in the Picture or upon which the Picture is based, in newspapers, magazines, trade periodicals, booklets, pressbooks and any other periodicals and in any and all other types of advertising and publicity now known or hereafter created or devised, in any and all media;

Page - 188

(b)
broadcast by radio and television and to license and authorize others to so broadcast, without further financial consideration, in any language used in the Territory, the Picture or any parts or portions thereof, and any literary or dramatic material included in the Picture or upon which the Picture is based, and to use in conjunction therewith any other literary, dramatic or musical material;

(viii)
To cause trailers of the Picture to be made (should Distributor desire to make trailers) and prints thereof and of the Picture to be manufactured, exhibited and distributed by every means, method and device now or hereafter known. Producer shall be provided with a copy of all such trailers.

(ix)
To order and procure from Producer directly from any laboratory holding preprint or other material (including any dubbed, titled, narrated or other versions thereof) of the Picture, at Distributor's cost, such number of release prints, sound recordings, pre-print material and any part or parts of any thereof as Distributor may, from time to time, require, in any and all sizes and gauges, for the exercise of its rights hereunder, and to cause the performances of such laboratory or other work (including but not limited to manufacture of dubbed, re-dubbed, titled, sub-titled, narrated and any and all language versions of the Picture used in the Territory). Producer will, as one of the items of delivery to be made pursuant to this Agreement, deliver to Distributor a statement setting forth the details of any and all pre-print materials relating to the Picture together with the name and address of the laboratories having possession thereof. Further, Producer will, as one of the delivery items hereunder, furnish to Distributor laboratory access agreements in a form satisfactory to Distributor signed by the laboratories having possession of said materials, and by Producer and by any other party whose consent may be necessary or required.

(x)
The right to use or exercise any and all rights which Producer may now or hereafter acquire and which Distributor may acquire to use the names, likeliness', voices and persona of all artists in connection with the advertising or exploitation of the Picture, including any commercial tie-ups. Distributor may license, sub-license and/or assign all or any part of the rights granted to Distributor under this Agreement to the sub-distributors, licensees or sub-licensees.

(xi)
To assert, prosecute, handle and settle in any and all parts of the Territory all claims or actions or causes of action against any and all persons for the unauthorized or illegal use, copying, reproduction, release, distribution, exhibition or performance of the Picture or any part or versions thereof, or of the literary, dramatic or musical material upon which the Picture is based or which are used therein, or any part or version hereof, or for the enforcement or protection all or any rights herein granted or purported to be granted to Distributor together with full and complete authority and power of attorney in name of Producer or otherwise to do all or any of the foregoing and to execute, acknowledge, verify and deliver any and all consents, documents, releases or other papers or documents of any kind pertaining thereto or any part thereof in the name of or on behalf of Producer.

Page - 189

(xii)
If the Picture has not been registered for copyright and if application for copyright can be properly be made, Distributor shall have the right, at its election (but not the obligation) to cause the Picture to be registered for copyright in Producer's name. Distributor shall be under no liability of any kind in the event there shall be failure to secure any such copyrights or the event of any defect in any such copyrights. The Picture or any material upon which it is based or which is contained therein or is used or synchronized therewith, is copyrighted in any part of the Territory, and the Term extends into any term of renewal of any such copyrights, the grant herein made shall continue for and during such term of renewal or extended copyright, and Distributor is hereby constituted and appointed attorney-in-fact of Producer to apply and obtain in the name of Producer, any such renewals or extensions of copyright, and to do all things and acts necessary or desirable in connection therewith, including, without limitation, the execution, acknowledgement, delivery and filing of any and all applications or assignments or other acts which Distributor may deem necessary or advisable to accomplish any of the foregoing. Nothing herein contained shall be deemed to require Distributor to apply for renewal of copyright or take any other action to comply with any statutory formality, it being understood that Distributor's right to do so is entirely discretionary.

(xiii)	The right to manufacture, distribute, license, sell or otherwise exploit characters, names and events appearing in or used in connection with the Picture.

(xiv)
The right to distribute and sell the Picture in all electronic media including all forms of computer assisted, optically driven or interactive media, including CD-ROM, CDI/DO, MMCD, DVD, DVI, 3DO or any similar media, including all rights to transmit the Picture on the internet and broadcast on the internet, subject to British Columbia Film’s Interim Internet Policy.

(xv)
The right to sell and/or license the Picture in the ancillary markets, including but not limited to in-flight airplanes, hotels, trains, ships, military installations, prisons, schools, colleges and other educational institutions.

Page - 190

(xvi)
The right to distribute and sell any soundtrack of the music composed or licensed to the Picture together with the synchronization and the performing rights in and to all music and musical compositions contained in the Picture for all purposes of exploitation of the Picture in a Territory for the Term.

(o)	"Rights" means an undivided 100% ownership interest in all right, title and interest in and to the Picture;

(p)"Term" means the term of license of this Agreement as established in Article 3.1 hereof; and

(q)
"Territory" As used in this Agreement, "Territory" shall mean Canada (i.e. the ten provinces, the Yukon, Northwest, and Nunavut territories of Canada, and any successor countries occupying in whole or in part the Geographic territory known as Canada as of the date of this Agreement), and the possessions and commonwealths, and ships and aircraft registered in and/or flying the flag of Canada, marine installations including oil rigs serviced from any jurisdiction comprising part of Canada as described above, military installations wherever situated at which armed forces of Canada are stationed, and any other governmental installations of Canada wherever situated throughout the universe..

1.2Governing Law. This Agreement shall be governed by, construed and performed in all respects in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto attorn to the jurisdiction of the courts of the Province of British Columbia . Notwithstanding the foregoing choice of law, the parties hereto further agree that, in the event of insolvency of the Producer, the rights and obligations of the parties hereto and this Agreement shall be deemed an "executory contract" for the license of "intellectual property", it being the intention of the parties that a trustee in bankruptcy or receiver or similar agent on behalf of the Producer or its assets shall not have the right to disaffirm this Agreement under the laws of Canada, including the Bankruptcy and Insolvency Act and the Company Creditors Arrangement Act.

1.3Severability. Nothing contained in this Agreement shall be construed so as to require the commission of any act contrary to law, and if any provision of this Agreement is held to be invalid or illegal under any material statute, law, ordinance, order or regulation, in the jurisdiction, such provision shall be curtailed and limited only to the extent necessary to bring it within the legal requirements of such jurisdiction and such curtailment or limitation shall not affect the validity of the remainder of this Agreement or any other provisions hereof in that jurisdiction.

Page - 191

1.4             Captions. Captions or paragraph headings are used herein for convenience of reference only and shall not constitute a part of this Agreement and shall not be utilized or referred to in the construction or interpretation of this Agreement.

1.5             Location. The parties acknowledge that the location of the production of the Picture shall be in and around Vancouver, British Columbia.

ARTICLE 2
GRANT OF RIGHTS

2.1             Grant. Subject to the provisions of Article 13 herein, the Producer hereby grants to the Distributor the sole and exclusive right, license and privilege to exhibit, rent, lease, distribute, subdistribute, transmit, broadcast and otherwise exploit the Picture or any part thereof for exhibition and broadcast of the Picture throughout the Territory, in colour and/or black and white prints, and on tapes or any other surface and the right to exploit the Incidental Rights (subject to British Columbia Film’s Interim Internet Policy) and the Ancillary Rights in connection therewith, and to license or grant rights to others to do so, in all manner and in any media now known or hereinafter created, including without limitation, theatrically, non-theatrically or by any media of distribution or transmission, whether by over-the-air, satellite, cable or by any other broadcast or telecommunications medium, including, without limitation, commercial on-line services, by projection, radio, all forms of television (including without limitation, free, pay, toll, cable, high-definition, digital television, sustained subscription, sponsored and direct satellite broadcast) and all forms of "pay-per-view" and "video-on-demand", in theatres, videotape, videodisc, cassettes, cartridges, discs, CD-ROM, CDI/DO, MMCD, DVD, DVI, 3DO, and other similar and dissimilar video devices, by direct satellite broadcast, high definition, interactive and digital transmission and all rights derived therefrom, all of which such rights shall be exploitable as provided herein by all means, methods or processes, whether now known or hereafter devised and in all gauges and sizes throughout the Territory, in any and all language versions in which the Picture may become available in accordance with the terms hereof (collectively, the "Distribution Rights") for the Term.

2.2             Production. The Producer shall produce the Picture and make Delivery of the Delivery Materials to the Distributor in accordance with the terms and conditions of this Agreement, and any other distribution agreements or broadcast license agreements relating to the exhibition, distribution and exploitation of the Picture and the Distributor shall provide to the Producer copies of any further agreements entered into after the date hereof.

2.3Delivery. The Producer shall complete the Picture and deliver the Delivery Materials, at Producer's sole cost and expense, to the Distributor and/or at the Distributor's direction to such sub-distributors as may be entitled to receive Delivery, not later than the Delivery Date, subject only to delays caused by reason of Force Majeure.

2.4Credits. Distributor shall be entitled to receive a presentation credit in a form as preferred by Distributor.

Page - 192

2.5             Budget. The Picture shall be produced in strict accordance with the budget (the "Budget") presented to and approved in writing by Distributor and by Producer, which Budget shall not be less than the sum of $1,000,000 (CDN).  Producer shall be responsible for all Budget overages.

2. 6             Approval. Distributor, shall have the right of approval of the director, the Budget, the lead performers, the screenplay, the production schedule, the financing plan and any replacements thereof with respect to the Picture and such other approval rights as Producer shall grant and it is understood that such approval shall not be unreasonably withheld and shall be exercised in a manner consistent with the approved Budget.

2.7             Inspection and Examination of Material and Documents. Distributor shall have the right, not to be unreasonably exercised, to inspect and examine the materials to be delivered hereunder and to which access is given and to be given under this Agreement and to examine all the schedules and documents to be delivered hereunder within thirty (30) days after their Delivery. Wherein same is not complete, Producer shall, within ten (10) business days of receiving written notice from Distributor setting out such delivery failures, deliver to Distributor or afford access to Distributor (where access to pre-print materials is to be provided) such items and documents which it shall have failed to deliver and provide prompt access to pre-print materials where access has not been secured. Notwithstanding the aforementioned cure period, in circumstances where failure to deliver the Delivery Materials materially affects Distributors' sub-distribution agreements and upon written notice to Producer of these material requirements, Distributor may deny Producer such cure period and proceed with the remedies described in subparagraphs (a) or (b) below. If delivery of all documents and schedules shall not be completed within the time, manner and in accordance with the requirements of this Agreement or if complete access to all pre-print materials is not secured within the time, manner and in accordance with the requirements of this Agreement, Distributor (without prejudice to any other right or remedy which may be available to it) may, but shall not be obliged to: (a) itself supply at the cost of Producer, or require Producer to promptly supply, such items or materials which Producer failed to supply in the first instance, or (b) to deduct from the yet unpaid portion of the Advance or from any and all monies theretofore paid by Distributor to effect complete and proper delivery or access, or (c) to require Producer to refund any and all monies theretofore paid to it until Producer shall effect complete and proper delivery or access, or to (d) terminate this Agreement and all of the obligations of Distributor hereunder, in which event, Producer will, upon demand, pay to Distributor a sum equal to the aggregate of all payments to Producer plus costs and expenditures incurred by Distributor. Acceptance of incomplete delivery shall not be deemed to be a waiver of Distributor's right to demand and require full delivery of complete schedules and documents and complete access to pre-print materials as required by this Agreement.

Page - 193

ARTICLE 3
TERM OF LICENSE

3.1           Term.  The Producer hereby grants to Distributor the sole and exclusive right, licence and privilege to distribute, license, exhibit and exploit the Picture throughout the Territory as set out herein for a term (the "Term") of twenty-five (25) years commencing from the date of Delivery. Furthermore, the Distributors shall have the right to renew this Agreement for one (1) further term of twenty-five (25) years for the Territory which renewal shall be automatic unless Distributor gives written notice of its intent not to so renew at least thirty (30) days prior to the expiry of the initial term or the first renewal thereof.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1           Producer's Representations and Warranties. The Producer hereby represents and warrants to the Distributor as follows, and acknowledges that the Distributor is relying upon such representations and warranties in entering into this Agreement:

(a)
Organization. The Producer is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation and is empowered to conduct its business in every jurisdiction in which it carries on business;

(b)
Authority. The Producer has the full right and power to enter into this Agreement and to grant, assign, transfer and convey the Distribution Rights to the Distributor in accordance with the terms set forth herein;

(c)
No Other Assignment. The Producer has not been a party to any assignment, transfer or conveyance of the Distribution Rights or any part thereof to any party other than pursuant to this Agreement and the Producer is not presently a party to any agreements similar to this Agreement, in respect of the Territory, with any person whatsoever and the Producer is under no obligation that might interfere with the performance by the Producer of its obligations or the Distributors' rights hereunder or the grant of rights contained herein;

(d)
Due Execution and Enforceability. This Agreement has been duly executed and delivered by the Producer and constitutes a legal, valid and binding obligation of the Producer enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and arrangement laws, given the parties' intention stated in Article 1.2 hereunder, as well as the laws generally affecting the enforceability of creditors' rights (other than those pertaining to fraudulent assignments and preferences) and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies;

(e)
Ownership. The Producer owns all of the Rights with a good, valid and marketable title thereto and the Producer has the absolute right to grant the Distribution Rights to the extent transferred to the Distributor hereunder which shall be enjoyed by the Distributor free from any interruption or disturbance other than as expressly provided for herein;

Page - 194

(f)
No Infringement. To the best of Producer's knowledge and belief after reasonable inquiry, the Producer is not infringing or deemed to be infringing on the rights of any third party with respect to its dealings with the Distribution Rights;

(g)
Approval. The Distributor, uniquely through its representative, shall have the right to approve of the director (Mark Tuit is hereby pre-approved), the Budget (as defined below) and the lead actors (Aaron Douglas, Kim Coates, Emily Perkins, Christa Campbell, Jennifer Sciole etc. are hereby pre-approved), the screenplay (the version of the screenplay dated November 8, 2006 written by Mark Tuit is hereby pre-approved) and any replacements thereof with respect to the Picture (collectively the "Approved Elements"), and it is understood that such approval is not to be unreasonably withheld;

(h)	Budget. The Picture shall have a Budget of no less than $1,000,000 (CDN);

(i)	Distributor's Financing. The Distributor shall pay the Advance in accordance with the Cash Flow Schedule;

(j)	Production Requirements. The Picture shall be produced in accordance with the Budget and the Approved Elements;

(k)	Quality. The Picture shall be technically first-class and of not less than 90 minutes in running time, produced in the English language, in colour;

(l)
Principal Photography. Principal photography of the Picture shall commence on or about March 13, 2007 and shall be completed and delivered to the Distributor by the Delivery Date, subject to Events of Force Majeure;

(m)
Costs. There will not be any rerun, reuse, residual or other fees or payments due or required to be paid (the "Residuals") by the Distributor in perpetuity of its exploitation of the Picture in the media permitted hereunder to any union, guild, artist, or any other person, firm or organization as a result of the Distributor's exercise of any of the rights granted hereunder other than to the screenwriter of the Picture and other than in respect of the possible theatrical use of the Picture in any part of the Territory, provided that the Distributor shall be responsible for any Residuals or other fees following the expiration of the UBCP Ultra-Low Budget Waiver which the Producer has obtained and for any residual payments due to the screenwriter of the Picture or as a result of the theatrical release of the Picture in any part of the Territory. In this regard, the Producer agrees that any such Residuals which shall be payable by the Distributor shall be at the applicable minimum rate required by any applicable guilds;

Page - 195

(n)
Permission for Publicity. The Producer has obtained or will obtain all of the rights, permissions and licenses (other than non-dramatic music performance rights or licenses) required to enable to fully exploit the Distribution Rights granted hereunder, including without imitation the right to use the performers' names, likenesses and biographies to advertise and promote the Picture;

(o)
Copyright Notice. The main and end titles of the negative and preprint materials of the Picture shall contain a legally sufficient copyright notice, in the Producer's name, in the form and position authorized by the Universal Copyright Convention, the Berne Convention and the Buenos Aires Convention, including the symbol "©" ("c" in a circle) and the legend "All Rights Reserved" in close proximity to such notice;

(p)
Music Rights. The synchronization rights in and to all music and musical compositions contained in the Picture and, if any pre-recorded music is contained in the Picture, reproduction rights to any such pre-recorded music, are or will be owned or licensed by the Producer;

(q)
Music Performance Rights. All performing rights in and to all music and musical compositions contained in the Picture will be licensed by SOCAN, or that such music will be in the public domain, or that the Producer will own or control all the performing rights in such music for all purposes of exhibition;

(r)	Credit Requirements. The Producer shall not agree with any third parties to any credit requirements or any other contractual restrictions which are outside of industry standards.

4.2           Distributor's Representations and Warranties. The Distributor hereby represents and warrants to the Producer as follows, and acknowledges that the Producer is relying on such representations and warranties in entering into this Agreement:

(a)
Organization. The Distributor is a corporation duly incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation and is empowered to conduct its business in every jurisdiction in which it carries on business;

(b)	Corporate Power. The Distributor has the full corporate right and authority to enter into and to perform its obligations under this Agreement;

(c)
Due Execution and Enforceability. This Agreement has been duly executed and delivered by the Distributor and constitutes a legal, valid and binding obligation of the Distributor enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, and arrangement laws, given the parties' intention stated in Article 1.2 hereunder, as well as the laws generally affecting the enforceability of creditors' rights (other than those pertaining to fraudulent assignments and preferences) and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies;

Page - 196

(d)
Credit Provisions. The Distributor will ensure that it will abide by the credit provisions provided by the Producer, same conforming with Article 4.1(s) hereinabove on the main and/or end titles of the Picture and in all advertising and publicity with respect to the Picture. The Distributor agrees not to remove the credit of the Producer or the copyright notice from the Picture. All claims, actions and causes of action arising as a result of the failure of the Producer to deliver such a statement to the Distributor or arising as a result of compliance with such statement by the Distributor or as a result of any error in any such notice shall be deemed to be claims, actions and causes of action with respect to which the Distributor is to be indemnified by the Producer. No casual or inadvertent failure by the Distributor or any of its sub-distributors or licensees to comply with the statement of credits shall constitute a breach of this Agreement. In the event of such breach, the Distributor agrees to use its best efforts to cure such breach prospectively. The Distributor agrees to require all sub-distributors and licensees to comply, in writing, with the credit provisions hereof, including without limitation, credits accorded to the Producer;

(e)
Credit Obligations. The Distributor shall comply with all credit obligations notified to the Distributor prior to the Delivery Date in respect of screen credits and promotional and advertising credits for the Picture. The Distributor agrees that it shall not have the right to edit the credits on the Picture nor the copyright notice therein.

ARTICLE 5
FUTURE PRODUCTIONS

5.1           The Producer hereby grants to Distributor, the exclusive right of first negotiation/last matching right to distribute all Future Productions in the Territory. In the event that the Producer elects to produce a Future Production, the Producer shall forthwith notify Distributor in writing and thereupon the Producer and Distributor shall enter into exclusive  negotiations whereby the parties shall negotiate in good faith to conclude an agreement whereunder the Distributor shall acquire the Distribution Rights in and to such Future Production. In the event that the Distributor waives the aforementioned exclusive right of  negotiation, the Producer shall be free to enter into an agreement with a third party in connection with the exploitation of the Distribution Rights in and to such Future Production, provided that the Distributor shall have the right to match the material terms and conditions of any such agreement for a period of ten (10) business days from the date of written receipt of such terms and conditions from the Producer, and during said matching period the Producer shall not enter into any agreement with such third party until Distributor has notified the Producer of its decision whether or not to match. The Distributor shall not be required to match any terms that cannot be met by one person as easily as another, such as employment of a particular individual or the engagement of a particular sub-licensee or sales agent. If after sixty (60) days the Producer has not entered into an agreement with a third party, Distributor shall once again have an exclusive first right of refusal.

Page - 197

ARTICLE 6
INDEMNIFICATION

6.1           Indemnity. Each party (in the appropriate context, the "Indemnifying Party") to this Agreement agrees to hold the other party (the "Indemnified Party") harmless and indemnifies the Indemnified Party from and against any loss, damage, cost, and expense which the Indemnified Party may suffer or incur by reason of any breach of any warranty, representation or agreement made by the Indemnifying Party under this Agreement. In the event that a claim is made or legal proceedings are instituted against the Indemnified Party by any third party claiming the breach of any rights of such third party, which claim would if true be contrary to the warranties and representations made by the Indemnifying Party in this Agreement, such Indemnified Party shall within fifteen (15) days after receiving notice of such claim or legal proceeding advise the Indemnifying Party in writing of such claim. In the event of the foregoing, the Indemnified Party shall have the right to:

(a)	cause the Indemnifying Party to conduct the defence of such claim or proceeding at its cost; or

(b)	defend such claim or proceeding, with all costs and expenses of such Indemnified Party to be borne by the Indemnifying Party;

provided, however, that in no event may the Indemnified Party settle any claim or incur any expense in connection with any such claim or proceeding without first securing the Indemnifying Party's written approval and if such approval shall be unreasonably withheld, the Indemnified Party shall have the right to conclude the settlement of the claim or proceeding in question and the Indemnifying Party shall be liable for the amount of such settlement.

6.2           Carriage of Actions. The parties to this Agreement may institute such proceedings against any third party as may be necessary for the purposes of protecting the rights hereunder of the other party (the "Non Litigious Party") to this Agreement. The Non-Litigious Party will render at all times such assistance in the way of evidence and the production of documents in its possession as may be reasonably required to maintain such action.

ARTICLE 7
DISTRIBUTION POLICY

7.1           General. Except as otherwise expressly set forth in this Agreement as a restriction or limitation, Distributor shall have complete, exclusive and unqualified discretion and control as to the time, manner and terms of distribution, exhibition and exploitation of the Picture throughout the Territory and during the Term, separately or in connection with other motion pictures, in accordance with such policies, terms and conditions and through such parties as Distributor in its sole business judgment may determine proper or expedient and the decision of Distributor in all such matters shall be final, binding and conclusive upon Producer.

Page - 198

7.2           Exploitation. The Distributor agrees to negotiate and enter into distribution and/or licensing agreements and/or exhibitor’s agreements in connection with the exhibition, distribution and exploitation of the Picture on the most favourable terms reasonably obtainable and shall employ all commercially reasonable efforts to maximize the commercial benefits from the exploitation of the Picture.

7.3           No Representation Regarding Revenue.  Distributor has not made any express or implied representation, warranty, guarantee or agreement as to the manner or extent of any distribution or exploitation of the Picture, nor the amount of money to be derived from the distribution, exhibition and exploitation of the Picture, nor as to the maximum or minimum  amount of monies to be expended in connection therewith, nor that there will be any sums payable to Producer hereunder, nor that the Picture will be favourably received by exhibitors or by the public, or will be distributed or exploited continuously.

7.4           No Guarantee of Performances. Distributor does not guarantee the performance by any sub-distributor, licensee or exhibitor of any contract regarding the distribution and exploitation of the Picture. In no event shall Distributor incur any liability based upon any claim by Producer that Distributor has failed to realize receipts or revenue which should or could have been realized. Distributor may settle, compromise, adjust, cancel, waive, give allowances to, not collect or not seek any remedy for collection of any contracts, debts or sums due with respect to the Picture, for any reason whatsoever. Distributor may, if it so elects, refrain from releasing and/or distributing and/or exploiting the Picture, in any territory or portion thereof for any reason whatsoever.

7.5           Sub-Distributors. Distributor may distribute or exploit the Picture either itself or through such other parties, including affiliates of Distributor, as Distributor may, in its sole discretion, determine. Distributor may license the Picture or the Distribution Rights to any and all theatres or other agencies in which Distributor or its affiliates may have an interest directly or indirectly upon such terms and rentals as Distributor may deem fair and proper under the circumstances, provided such terms are negotiated at arms length and in good faith.

ARTICLE 8
GROSS RECEIPTS

8.1 Minimum Guarantee:  Payment Terms: The Minimum Guarantee will be paid to Producer according to the following payment schedule, within thirty days of receipt of an invoice for each payment:

(a)	$50,000.00 upon screening and acceptance of the director’s cut of the film;

(b)	$50,000.00 upon approval by Distributor of the creative elements for the Picture described herein.

Page - 199

8.2             Expenses. The Distributor shall be entitled to deduct from Gross Receipts all actual and out-of-pocket costs, expenses and charges paid and actually and reasonably incurred (the “Distribution Expenses”) by the Distributor or its sub-agents or sub-distributors by reason of, in connection with or allocable to the derivation of Gross Receipts. Such Distribution Expenses (all reasonably incurred) shall include, among other things, the following:

(a)
Taxes. All taxes, imposts, duties, tariffs and governmental fees of any nature, however denominated or characterized, imposed by any taxing authority in any territory, directly or indirectly, on any receipts (irrespective of character or origin) derived from the exhibition, distribution and exploitation of the Picture, save and except for income or franchise taxes.

(b)	Collection Costs. All costs reasonably incurred in connection with the collection of any portion of the Gross Receipts, including reasonable fees of lawyers and auditors.

(c)
Costs of Prints and Other Materials. All costs incurred in the manufacture, preparation, duplication or delivery of positive prints of the Picture or positive film in any gauge, video or electronic tape recording, cassette, disc or other physical material or substance of any kind produced by means of any photographic, electrical, electronic, mechanical or other process or device now known or hereafter devised, on or with respect to which the Picture or any part thereof is printed, imprinted, recorded, reproduced, duplicated or otherwise preserved (the "Materials"), or any facility or similar quality designated by the Distributor to be utilized in connection with the Picture, including without limitation, the following:

(i)	Material Costs. All costs of manufacture of positive prints or other materials, including laboratory, labour, service, materials and facilities, and costs in connection therewith.

(ii)
Re-Editing Costs. All costs incurred to recur, re-edit, re-record, restore, remix and redub the Picture, including changes, eliminations and additions with respect to the Picture for any use of the Picture and conforming (voluntarily or involuntarily) the Picture to requirements of censorship, classification and rating by government or other community organizations or other persons, including exhibitors and religious and ethnic groups, and to the national and/or political regulations of any territory.

(iii)	Transportation and Inspection Costs. All transportation, shipping, packing, delivery and inspection charges on all positive prints or other materials.

(iv)	Foreign Version Costs. All costs incurred to make and deliver foreign language versions of the Picture.

Page - 200

(d)
Marketing and Advertising Costs. All reasonable costs incurred in marketing, advertising, promoting and exploiting Picture throughout the Territory, as applicable, including but not limited to premieres, screenings, television advertising and independent advertising agents' commissions and attending sales markets, allocated on a reasonable basis consistently for all productions in a group.

(e)Administrative Costs. All costs or charges incurred in connection with administering sub-distribution and broadcast agreements up to an amount equal to five percent (5%) of Gross Receipts, whether such costs or charges are incurred directly by Distributor or charged by an affiliate of Distributor.

(f)	Miscellaneous Costs. All other costs incurred in connection with the exploitation of the Picture throughout the Territory, as applicable, including, without limitation, the following:

(i)
Royalties. The cost of all licenses required to permit exhibition, distribution or other use of the Picture, trailers and prints thereof, including fees for use of any patented equipment or processes; synchronization, recording and performing royalties and fees with respect to performance of lyrics and music and literary material; and any re-use fees and costs advanced by the Distributor and any other similar fees and/or amounts to be incurred by Distributor pursuant to Article 4.1(n) hereof or otherwise as contemplated in this Agreement.

(ii)
Insurance Costs. All costs for insurance coverage for any and all risks of loss with respect to the Picture and any components thereof, including errors and omissions insurance and loss or damage to prints and physical material insurance.

(iii)
Copyrighting Costs. All costs and expenses of registering copyright in the Picture for the benefit of the copyright holders thereof and their assigns and the extension and renewal thereof, and other similar protection throughout the Territory, wherever and whenever incurred, within the Distributor's sole discretion.

(iv)
Copyright Infringement Costs. All costs incurred in protecting the copyright in the Picture for the benefit of a copyright holders thereof and their assigns and preventing any infringement of copyright or violation of rights in and to the Picture or any elements thereof (whether by litigation or otherwise), including reasonable fees of counsel in connection therewith.

(v)
Claims and Litigation Costs All costs incurred by reason of claims asserted by third parties which arise from the production, distribution, exhibition and/or exploitation of the Picture (including, without limitation, claims of infringement, unfair competition, violation of any right of privacy, defamation or breach of contract).

Page - 201

(vi)
Marketing Costs. All expenses incurred with respect to marketing the Picture at the various film and television markets and all film festivals, including a share of the costs of attending such markets and festivals.

(vii)	Other Costs. Any residual or music payments due or paid by Distributor, or any other deferred payments or participation obligations payable in connection with the Picture.

8.3           Interest on Distribution Expenses.  Distribution Expenses include amounts on account of the cost to Distributor of interest on any and all monies in respect of costs relating to the distribution of the Picture, calculated at a rate equal to the prime rate plus 2% of the main bank of Distributor from time to time in effect, such rate to be automatically adjusted without notice to Producer upon every change by the said bank of its prime rate. For the purposes of this calculation the amount payable shall be calculated on December 31 of each year and compounded on that date if not deducted or otherwise recovered.

8.4           Distribution Fee. The Distributor shall be entitled to deduct and retain from the Gross Receipts, the following distribution fees (the "Distribution Fee") which shall not be inclusive of any sub-distribution fees and any distribution or similar fees paid to affiliates, subsidiaries or other companies related to the Distributor with respect to the exploitation and distribution of the Picture.

Distributor's Share         Producer's Share
Theatrical                                                                                            50%                               50%
Non-Theatrical                                                                                   50%                               50%
Pay television (Canada Only)                                                          50%                               50%
Other television (Canada Only)                                                       50%                               50%
Other television                                                                                  50%                               50%
Retransmission royalties                                                                  50%                               50%
Home entertainment (rental)                                                             50%                  (agreed upon royalty)
Home entertainment (re-issue, sell-through)                                 50%                  (agreed upon royalty)
Other (including airline, ship, hotel, etc.)                                       50%                               50%

ARTICLE 9
ALLOCATION OF GROSS RECEIPTS

9.1           Allocation.  Gross Receipts derived from the exhibition, exploitation and distribution of the Picture in the Territory, as applicable, shall be distributed from time to time as provided for below:

Page - 202

A.           Cinematic Rights: Film Rentals (“Film Rentals” shall be defined as 100% of DR’s share of the gross box office receipts) from Cinematic Rights, shall be applied on a continuous rolling basis as follows:

(a)	Firstly, Distributor shall retain 50% of the Film Rentals;

(b)	Secondly, Distributor shall recoup its P&A Expenditures from the Film Rentals;

(c)	Thirdly, Producer shall recoup any union residuals from the Film Rentals; and

(d)	Lastly, following the deductions stated above, the balance of the Film Rentals shall be paid to Producer.

B.    Videogram Rights:  Video Net Revenue (“Videogram Net Revenue” shall be defined as Gross Revenue from Videogram Rights, less returns or refunds) from Videogram Rights, shall be applied on a continuous rolling basis as follows:

(a)	Firstly, Distributor shall retain 50% of the Videogram Net Revenue;

(b)
Secondly, Distributor shall recoup its Videogram Distribution Expenses (“Videogram Distribution Expenses” shall be defined as all amounts incurred by DR in connection with the DVD release of each Picture, which shall be capped at 20% of Gross Revenue (the “Videogram Distribution Expense Cap”) EXCEPT THAT the Videogram Distribution Expense Cap shall not apply to any replication and packaging cost);

(c)	Thirdly, Distributor shall recoup its P&A Expenditures from the Videogram Net Revenue;

(d)	Fourthly, Producer shall recoup any union residuals from the Videogram Net Revenue; and

(e)	Lastly, following the deductions stated above, the remaining Videogram Net Revenue shall be paid to Producer.

D.           All Other Rights:  Gross Revenue from all Rights (other than Cinematic Rights or Videogram Rights), shall be applied on a continuous rolling basis as follows

(a)	Firstly, Distributor shall retain 50% of Gross Revenue;

(b)
Secondly, Distributor shall recoup its Distribution Expenses (“Distribution Expenses” as defined in Exhibit “B” attached hereto and incorporated herein by this reference, which shall be capped at 5% of Gross Revenue);

(c)	Thirdly, Distributor shall recoup its P&A Expenditures and any unrecouped Videogram Distribution Expenses from Gross Revenue;

(d)	Fourthly, Producer shall recoup any union residuals paid from Gross Revenue; and

Page - 203

(e)	Lastly, following the deductions stated above, the remaining Gross Revenue shall be paid to Producer.

E.           For greater certainty, Distributor shall be entitled to recoup any of the P&A Expenditures on a cross-collateralized basis across all Rights. Only after full recoupment by Distributor of its P&A Expenditures, shall Producer be paid the balance of Film Rentals, Videogram Net Revenue or Gross Revenue, as applicable and as set out in A., B. and C. above.

ARTICLE 10
FINANCIAL REPORTS AND PAYMENTS

10.1	Statements.

(a)
The Distributor agrees to render to the Producer periodic statements (the "Statements") showing in summary form the calculation of any sums due to the Producer under this Agreement including, but not limited to, Gross Receipts, permitted expenses and fees hereunder. Statements shall be rendered with respect to each of the following periods (the "Periods") and shall be delivered not later than forty-five (45) days after each such Period to the Producer:

(i)	the end of each calendar quarter period ending the thirty-six (36) month period commencing after the Delivery of the Picture; and

(ii)
in the event that the Distributor has not recouped the full amount of the Advance plus the applicable interest within the first thirty-six (36) months after Delivery, the Distributor shall continue to provide the statements on a quarterly basis for the first sixty (60) months after Delivery.

(b)	Thereafter, the Distributor shall deliver such Statements to the Producer no later than sixty (60) days after each semi-annual calendar period.

10.2           Deemed Accuracy. Any Statement shall be deemed to be accurate in all material respects if a notice of dispute with respect to such Statement shall not be given by the Producer to the Distributor within twenty-four (4) months after delivery of such Statement.

10.3           Audit & Inspection of Accounts. The Distributor agrees to keep written books of account and records in accordance with generally accepted accounting principles in respect of the Picture, on a consistent, uniform and non-discriminatory basis during the Term, relating to the calculation of the sums due to the Producer pursuant to this Agreement, for the Picture separately (the “Participation Account”). Such records shall include, without limitation, all Gross Receipts derived by Distributor, all Distribution Fees charged, all Distribution Expenses charged, the portion of the Advance recouped, all adjustments made and all cash collected or credits received, and Net Receipts due to Producer. Subject to the limitations set forth below, the Producer shall have the right, at its sole expense, to inspect the Participation Account to verify the accuracy of any Statement which has not become incontestable under the terms hereof (an "Inspection"). Specifically, Producer shall have access to the files, correspondence, agreements and related documentation of the Distributor so as to verify allocation of Gross Receipts of the Picture, as opposed to other films not owned by Producer for which Distributor has licensed as a package. The Distributor agrees to permit British Columbia Film to have access to all of the Participation Accounts for purposes of audit, on the same terms and conditions as for Producer. The Producer agrees that any Inspection and their respective right to contest or object to any Statement or any payment made pursuant hereto will be subject to the following:

Page - 204

(a)	An Inspection shall be conducted only by a certified qualified chartered accountant or a firm of certified public accountants.

(b)
An Inspection (i) shall be conducted only once with respect to each Statement, only during normal business hours in such a manner as to not unreasonably interfere with the Distributor's normal business activities and only at such places as the Participation Account are kept, (ii) shall not continue for more than five (5) consecutive business days, and (iii) shall not be conducted more than once in any twelve (12) month period.

(c)
Each Statement (and all items and information contained therein) shall be deemed correct and shall be conclusive and binding on the Producer and not subject to objection or contest for any reason, unless the Distributor shall receive from the Producer an objection, in writing, specifying in detail the items or transactions which the Producer contests, on or before the last day of the 36th full calendar month next succeeding the date the applicable Statement is received by the Producer.

10.4           Reserves. If Distributor reasonably anticipates incurring union or guild residual payments, uninsured claims or other reasonably anticipated costs, expenses or losses relating to the Picture, which, if and when incurred, will be properly deductible hereunder, Distributor may set up appropriate reserves therefor, provided, however, that at no time shall the aggregate of any such reserves exceed more that ten percent (10%) of the Gross Receipts reported by Distributor in any accounting statement. Such reserves shall be taken from Producer's share of Net Receipts. Any such reserve will be liquidated within a reasonable time after the anticipated event, but, unless there is an active claim for which a reserve has been established, no such reserve shall be maintained for a period longer than twelve (12) months from such reserves creation.

10.5           Right to Cure. Distributor may cure any failure to make timely payment under this Agreement, or to timely deliver any Statement, within sixty (60) business days after Distributor receives a written notice from Producer.

10.6           Foreign Funds. With respect to any Gross Receipts received by Distributor in foreign funds, Distributor shall convert any such funds to Canadian currency prior to remitting the same to Producer. The rate of exchange with respect to any such funds shall be the rate of exchange prevailing and reasonably available to Distributor at the time Distributor actually converts such funds into Canadian currency, and Distributor shall have no obligation to convert any such funds to Canadian currency at any time prior to the time Distributor is required to remit such funds to Producer hereunder so as to maximize the benefit of a favourable rate of exchange. If the transmission of any Gross Receipts derived from the Picture from any countries or territories into Canada is prevented by embargo, blocked currency regulations or other restrictions, then, if Distributor elects by giving notice to Producer to such effect or Producer so requests by giving Distributor notice to such effect, Distributor shall (to the extent permitted under the laws of any such country wherein such monies are blocked or frozen) cause Producer's share of Net Receipts to which Producer would be entitled upon transmission to Canada to be deposited in Producer's name (or in such name as Producer may designate) in any bank or other depository designated by Producer (or by Distributor if Distributor elects to so deposit such monies and Producer fails to designate within fifteen (15) business days) in such territory or country. Such deposit will, for the purposes of this Agreement, be deemed payment to Producer of the amount deposited (computed at the rate of exchange charged by the Royal Bank at the time such deposit is made) and Distributor shall have no further liability to Producer in connection with any monies so deposited.

Page - 205

ARTICLE 11
ARBITRATION

11.1             Dispute Resolution and Cure Period.

(a)
If either party shall claim that the other party has breached this Agreement (the “Defaulting Party”), the claimant shall give the Defaulting Party written notice thereof, and the parties shall endeavour to resolve the matter on an amicable basis. The Defaulting Party receiving such notice shall not be deemed in breach of this Agreement unless the parties are unable to amicably resolve the matter in dispute within the hereinafter described period of fifteen (15) days, or the Defaulting Party receiving such notice shall fail to cure such breach within fifteen (15) days after the date such notice is received by it, provided however that said fifteen (15) day period shall be shortened to the extent necessary to avoid interference with the production of the Picture.

(b)
Any dispute, controversy or claim arising out of or in connection with or relating to this Agreement or any breach or alleged breach hereof, which the parties are unable to resolve after consultation with each other, shall be determined and settled by arbitration at Vancouver, British Columbia in accordance with the provisions of the Commercial Arbitration Rules of the American Arbitration Association which presently exist or as same may be amended. The parties agree to abide by the decision rendered and further agree that any such determination or settlement shall be final and conclusive upon the parties and any judgment thereon may be entered in any Court having jurisdiction.

Page - 206

ARTICLE 12
EXPLOITATION

12.1           The Distributor agrees to negotiate and enter into distribution and/or licensing agreements and/or exhibitor's agreements in connection with the exhibition, distribution and exploitation of the Picture on the most favourable terms obtainable in accordance with the Distributor's business judgement exercised in good faith and shall employ all commercially reasonable efforts to maximize the commercial benefits to the Producer of the exploitation of the Picture.

ARTICLE 13
TERMINATION
13.1             Subject to an event of Force Majeure, the Distributor may terminate this Agreement if during pre-production, production or post-production of the Picture and until Delivery of the Picture, the Producer (the "Defaulting Party") does not meet its material obligations and commitments hereunder (the "Producer Default") and the Producer fails to cure the Producer Default within ten (10) business days of receipt of a written notice of the Producer Default, detailing such default.

13.2             If the Distributor terminates this Agreement, all of the obligations of the Distributor hereunder shall immediately cease and a monies advanced until the date of termination by the Distributor to the Producer shall immediately become due and payable in full to Distributor without further demand or notice.

13.3              Subject to an event of Force Majeure, the Producer may terminate this Agreement if prior to full payment of the Advance, the Distributor does not meet its financial obligations on a timely basis (the "Distributor Default )and the Distributor fails to cure the Distributor Default within ten (10) business days of receipt of a written notice of the Distributor Default, detailing such default.

13.4              If the Producer terminates this Agreement, the Producer may in its discretion substitute another party (the "Substitute Party") or substitute themselves for the Distributor and the monies paid by the Distributor until the date of termination will become payable to full recoupment (as defined in 8.1 (c)) from the first revenues from the Picture. Alternatively, the Producer may elect to terminate this Agreement and their involvement with the Picture and in which case, all monies advanced by the Distributor which upon termination are still in the Producer's possession and are uncommitted to any third party in respect of the Picture, shall be returned to the Distributor forthwith.

13.5             Except as specifically provided for in Articles 13.1 and 13.3, neither party shall have the right to terminate this Agreement and the sole and unique remedy available in the event that either party fails to meet its material obligations and commitments hereunder is an action at law for damages. Notwithstanding the foregoing, the Producer shall be entitled to obtain injunctive relief against the Distributor exploiting the Picture outside of the Territory.

Page - 207

13.6             Return of Materials. In the event this Agreement is terminated for any reason whatsoever, including the expiry of the Term, the Distributor agrees to return all of the Delivery Materials in its possession in respect of the Picture and copies thereof forthwith to Producer and the Distributor shall immediately cease to hold itself out in any manner which might give third persons the impression that this Agreement is still in force.

13.7             Bankruptcy. In the event that Distributor becomes insolvent, bankrupt or otherwise takes advantage of or becomes subject to any law or statute relating to insolvency, Producer may in its absolute discretion terminate this Agreement by giving written notice to Distributor in accordance with Article 16 hereof, and such termination shall be effective upon receipt of the notice of termination provided, however, that no such termination will affect the validity of or the assignment of rights of any such distribution agreement or license previously entered into by the Distributor or its sub-distributors.

13.8             Effect on Existing Agreements. Notwithstanding any other provisions of this Agreement, with respect to any sub-distribution or licensing agreements or any assignments entered into by Distributor in connection with the Distribution Rights in the Territory, the following shall apply notwithstanding any other provision of this Agreement:

(a)
any termination, expiration, revocation, cancellation, recission, repudiation, abrogation or failure of any aspect of this Agreement, occurring for any reason whatsoever, shall so far as Producer is concerned, subject to and in no way affect any distribution or license agreements (or any provisions thereof or authorizations granted pursuant thereto) entered into by Distributor in respect of the Distribution Rights (such distribution and license agreements and authorizations defined hereinafter as "License Agreements") regardless of (inter alia) the length of the remaining term of any such License Agreements, and Producer shall undertake all the obligations, rights and benefits of Distributor thereunder in such event;

(b)	Producer shall do nothing to disturb or interfere in any way with any rights under the License Agreements;

(c)
all sales, assignments, pledges, encumbrances or other transfers or any nature whatsoever, made at any time whatsoever by, on behalf of or under the authority of Producer of all or any part of Producer’s rights and the Picture shall be subject to all such License Agreements; and

(d)
if by operation of law or otherwise any rights and such License Agreements revest in or revert to Producer, then Producer will grant to such persons as Distributor may designate effective immediately upon any such revesting or reverting all such rights under the effective License Agreements as necessary, appropriate or convenient in Distributor's sole discretion, and Producer hereby irrevocably appoints Distributor as Producer's exclusive attorney-in-fact which appointment shall be deemed a power coupled with an interest, for its use and benefit with power of delegation and substitution and re-substitution, for the purpose of executing, acknowledging, filing and recording of all documents and instruments and doing all other acts necessary or advisable to further accomplish the purposes aforesaid, as power of attorney to survive the dissolution or bankruptcy or legal capacity of Producer. Distributor shall give Producer five (5) business days notice before exercising such rights.

Page - 208

13 ..9           Distributor's Default. In addition to any other event of default under this Agreement, Distributor will default if Distributor:

(a)	becomes insolvent or fails to pay its debts when due; or

(b)
makes an assignment for the benefit of creditors or seeks relief under any bankruptcy law or similar law for the protection of debtors or suffers a bankruptcy petition to be filed against it or a receiver or trustee is appointed for substantially all of its assets, and the same is not removed within thirty (30) days.

13.10           Notice to Distributor. Producer will give Distributor written notice of any claimed default. If a default is incapable of cure then Distributor will be in default immediately upon the occurrence of the event giving rise to the default. If the default is capable of cure, then Distributor will have sixty (60) business days after its receipt of such notice to cure any monetary default and ninety (90) business days after its receipt of any such notice to cure any non-monetary default. Only if Distributor fails to do so, may Producer proceed against Distributor for available relief, by giving Distributor written notice of claimed default. If a default is incapable of cure, then Distributor will be in default immediately upon the occurrence of the event giving rise to the default. If the default is capable of cure, then Distributor will have sixty (60) business days after its receipt of such notice to cure any monetary default and ninety (90) business days after its receipt of any such notice to cure any non-monetary default. Only if Distributor fails to do so, may Producer proceed against Distributor for available relief.

13.11           Producer's Default. In addition to any other event or default under this Agreement, Producer will default if Producer:

(a)           becomes insolvent or fails to pay its debts when due; or

(b)
makes any assignment for the benefit of creditors, or seeks relief under any bankruptcy law or similar law for the protection of debtors or suffers a bankruptcy petition to be filed against it or a receiver or trustee is appointed for substantially all of its assets, and the same is not removed within thirty (30) days.

13.12           Notice to Producer. The Distributor will give Producer written notice of any claimed default. If a default is incapable of cure, then Producer will be in default immediately upon the occurrence of the event giving rise to the default. If the default is capable of cure, then Producer will have sixty (60) business days after its receipt of such notice to cure any monetary default and ninety (90) business days after its receipt of any such notice to cure any non-monetary default. Only if Producer fails to do so, may Distributor proceed against Producer for available relief by giving Producer written notice of claimed default. If a default is incapable of cure, then Producer will be in default immediately upon the occurrence of the event giving rise to the default. If the default is capable of cure, then Producer will have sixty (60) business days after its receipt of such notice to cure any monetary default and ninety (90) business days after its receipt of any such notice to cure any non-monetary default. Only if Producer fails to do so, may Distributor proceed against Producer for available relief.

Page - 209

ARTICLE 14
CONFLICTS

14.1           The Distributor shall have the right to act as sales agent or distributor for any producer of motion pictures, television series or features, other than the Picture, regardless of whether the films, features or episodes produced by such other producer can, in any way, be deemed to be competitive with the Picture.

ARTICLE 15
FORCE MAJEURE

15.1           As used herein, "Force Majeure" shall mean any event beyond the Producer's or the Distributor's control which delays, hampers, interrupts or interferes with the Delivery of the Picture, including, without limitation, fire, earthquake, flood, epidemic, strike, lock-out or other industrial action, civil disturbance, war, act of God, death, illness or incapacity of or breach by any principal member of the cast or crew, of any statute, law or judicial order or any other event completely beyond the control or influence of the Distributor or the Producer.
Page - 210

ARTICLE 16
NOTICES

16.1           All notices given hereunder must be in writing and may be delivered by personal delivery or by pre-paid, registered or certified mail, or by telegram, telecopier or by facsimile transmission to the following address or to such other address or addresses as any party hereto advises the other party in writing from time to time and shall be deemed received three (3) days after mailing by registered or certified mail, and one (1) business day after delivery by telegram, telecopier or by facsimile transmission:

To the Producer:	PACIFIC GOLD ENTERTAINMENT INC.
7-534 Cambie St.
Vancouver, B.C.
Canada V6B 2N7

Attention:                    Michael George

To the Distributor:	DAVAL RELEASING INC.
3-534 Cambie St.
Vancouver, B.C.
Canada V6B 2N7

Attention:                    Michael Grudman

ARTICLE 17
MISCELLANEOUS

17.1           Security Interest. As security for the payment in full of its share of Net Receipts, all Distribution Fees, Distribution Expenses and recoupment of the Advance and all other recoupments to which Distributor is entitled under this Agreement, Producer hereby grants to Distributor a security interest in and to the Collateral. In connection with Distributor's security interest, Producer agrees that Distributor shall have a non-exclusive right of access to all physical materials comprising the Picture necessary to allow Distributor to enforce its security interest in the event Producer defaults on account of its obligations to Distributor pursuant to this Agreement. Distributor’s access rights under this paragraph are subject to Producer's access rights in and to such material. Also, Distributor acknowledges that it has no interest whatsoever in any reserved rights (if any) or in any proceeds received by Producer from its exploitation of any reserved rights not licensed to Distributor.  In addition, Producer agrees to execute all documents reasonably necessary to allow Distributor to perfect its security interest set forth in this paragraph, including, but not limited to a Mortgage of Copyright.

Page - 211

17.2           No Partnership or Agency. Nothing contained in this Agreement shall be deemed to constitute a partnership or any other legal relationship other than that of licensor and independent distributor and neither the Producer or the Distributor shall do or suffer to be done anything whereby one may be represented as a partner or agent of the others.

17.3           Insurance. The Producer shall obtain and maintain during the course of the production of the Picture (and in respect of the errors and omissions coverage, for a period of three (3) years from Delivery), and at the Producer's own expense, insurance in connection with the Picture, to such extent and covering such risks as is customary for companies engaged in motion picture production, including without limitation, the Producer's liability (errors and omissions) insurance including title coverage naming the Distributor as an additional insured. The Producer shall furnish to the Distributor copies of valid policies for all such insurance prior to payment of the Advance.

17.4           Representative. The Distributor will be entitled to have a representative present at any and all of the Producer's screenings of each cut for third parties including distributors.

17.5           Assignment. With the exception of an assignment for the purposes of financing, or to a corporation owned by the Producer, the Producer may not assign this Agreement, in whole or in part, without the prior written consent of the Distributor. Distributor may assign or transfer this Agreement and all or a part of its rights and obligations hereunder, provided such assignee or transferee shall assume all obligations to Producer in writing, and Producer shall be furnished with written notice of any such assignment and/or transfer of Distributor's rights and obligations hereunder.

17.6           Entire Agreement. This Agreement sets out the entire agreement between the parties relating to the Picture and this Agreement may not be modified except by written agreement between the parties.

17.7           Waiver.

(a)	No waiver by any party of any breach hereof shall be deemed a waiver of any preceding, continuing or succeeding breach of the same, or any other time hereof.

(b)
Any party may waive the benefit of any term, condition, warranty or covenant in this Agreement or any right or remedy at law or in equity, but only by an instrument in writing signed by the party to be charged.

17. 8             Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original hereof and which together shall constitute one agreement.

17.9             Preamble and Schedules. The preamble and any schedule to this Agreement form part of this Agreement as if recited at length herein.

Page - 212

17.10             Fraud. In the event that one or several copies of the Picture are fraudulently exploited by third parties, the Distributor is hereby authorized to avail itself, at its own cost, of any and all judicial recourses and remedies it deems appropriate or necessary in order to defend its rights under this Agreement.

17.11            Time. Time is of the essence with respect to this Agreement.

17.12             Legal Fees. In any proceeding brought by either party with respect to this Agreement, its subject matter or the actions, statements or conduct of the parties hereunder, the prevailing party shall be entitled to recover from the other party all costs and expenses incurred in connection therewith, including but not limited to legal fees, legal costs and court costs.

17.13             Further Assurances. All parties shall execute and deliver such other documents or instruments as may be necessary or desirable to evidence, give effect to or confirm this Agreement, and any of the terms and conditions hereof.

17.14             Withholding. In the event that any claim or action is made or brought with respect to which Distributor and its licensees, assigns and sub-distributors are to be indemnified by Producer hereunder, Distributor shall have the right to withhold from disbursements to or for the account of Producer any amounts otherwise payable by Distributor to Producer pursuant to this Agreement, to the extent that such amounts are necessary to satisfy any claim, cost, liability or settlement in connection with such claim or action, plus a reasonable amount to be determined by Distributor to cover the expenses of contesting or defending such claim or action. Distributor shall have the further right to apply the amount withheld to satisfy such claim, cost, liability or settlement. Producer shall remain liable, however, for any part of such claim, cost, liability, settlement or expense not satisfied by application of such amount withheld.

17.15
No Third Party Beneficiary. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties hereto any right, remedy or claim, legal or equitable, under or by reason of this Agreement or any provision hereof, this Agreement and all of its provisions intended to be and being for the sole and exclusive benefit of the parties hereto.

Page - 213

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year above written.

PACIFIC GOLD ENTERTAINMENT INC.	DAVAL RELEASING INC.
Date:	Date:
Name: MICHAEL GEORGE	Name: MICHAEL GRUDMAN
Title: PRODUCER	Title: VP Acquisitions
By: /s/ Michael George	By: /s/ Michael Grudman

Page - 214

SCHEDULE “A”
to a Distribution Agreement dated as of February 20, 2009

DELIVERY MATERIALS

Producer agrees as a material obligation hereunder to make full and complete delivery, at Producer's sole cost and expense, of all the following items of the Picture or its trailer (as applicable and subject to availability) (the "Materials"), as required below by Access Certificate and physical delivery (as applicable), to Distributor or to the places and persons, including laboratory(ies) designated by Distributor unless otherwise specified.

A. ESSENTIAL DELIVERY MATERIALS

1.	FILM ELEMENTS

P 1. a)	FEATURE: Delivery of one 35mm Original Picture Negative, with main and end titles and fully edited, and conformed in all respect to the approved final version of the Picture
P 1. b)	FEATURE: Delivery of one 35mm Textless backgrounds negatives
P 1. c)	FEATURE: Delivery of one 35mm Original negative and positive prints of all cover material
P 1. d)	FEATURE: Delivery of one 35mm first class Interpositive manufactured from item P 1.a)
P 1. e)	FEATURE: Delivery of one 35mm first class internegative manufactured from item P 1. d)
P 1. f)	FEATURE: Delivery of one 35mm Low contrast print manufactured from item P 1. e)
P 1. g)	FEATURE: Delivery of one 35 mm Interpositive of the textless backgrounds for the main and end titles and texted scenes.]
P 1. h)	FEATURE: Delivery of one 35 mm Answer print manufactured from item P 1 a)
P 1. I)	FEATURE: Delivery of one 35 mm print from P 1. e)
P 1. j)	FEATURE: Delivery of one 35mm Check Print.
P1. k)	FEATURE: Delivery of all out takes and trims.

2.           SOUND ELEMENTS

S 1. a)                     FEATURE: Access to one 35 mm optical Soundtrack negative
S 1. b)                     FEATURE: Access to one digital multitracks as follow:

M & E :
	4 TRACKS + 2 TRACKS ( L C R S + STEMS +DIAL. MONO PRE-MIX)

	6 TRACKS ( LEFT+BACK LEFT +CENTER + RIGHT + BACK RIGHT + SUBW) AND

	ORIGINAL STEREO MIX

	MUSIC SCORE

Page - 215

3.           VIDEO ELEMENTS

High Definition Master

This master must be supervised by the director of the Picture (if available), and manufactured from:

	A 35 mm Interpositive, or
	A 35 mm new print struck from the original negative

and with textless backgrounds after the principal program.

V 1. a)	FEATURE: Delivery of one (1) High Definition Master original aspect ratio anamorphic master manufactured from a 35mm Interpositive.

 SOUND CONFIGURATION

The tracks for such digital masters shall be laid from a DIGITAL MULTITRACKS as follows:

VS 1. a)	Tracks 1 and 2: Stereo Right / Stereo Left - Original language
Tracks 3 and 4: Stereo Right / Stereo Left - Music and Effects

4.           DOCUMENTATION

(i)           The chain of title of the Picture

(ii)	An E&O insurance certificate naming the Distributor and its assignees and sub-distributors as additional insured.

B. SECONDARY DELIVERY MATERIALS

1.           DOCUMENTATION AND PUBLICITY MATERIALS

PR 1. a)                     PAID ADVERTISING BILLING STATEMENT
PR 1. b)                     SYNOPSIS OF THE PICTURE
PR 1. c)                     SPOTTING LIST of trailer and feature ON DISKETTE
PR 1. d)                     10 x original soundtrack records
PR 1. e)                     PRODUCTION NOTES
PR 1. f)                     BIOGRAPHIES OF PRODUCTION AND CAST MEMBERS
PR 1. g)                     COLOR STILLS not less than 75

Page - 216

PR 1. h)	B & W STILLS not less than 50
PR 1. i)	Press reviews
PR 1. j)	COLOR TRANSPARENCY SET not less than 50
  PR 1. k)                 Editor’s script notes
PR 1. l)	20 x Press books, press kits (as available)
  PR 1. m)                50 x items of each poster (as available)
PR 1. n)	ORIGINAL DIALOGUE LIST CONTINUITY ON DISKETTE, plus two (2) printed copies.
 PR 1. o)                  TRANSPARENCY POSTER ART with separated text
 PR 1. p)                  Dubbing and Subtitling restrictions
PR 1. q)	MAIN TITLES and END CREDITS
 PR 1. r)                  Shooting Script printed and if available, on disk

2.           SUBTITLING

SB.1	SUB -TITLING DISK ASCII RATIO /synchronised to the video elements

	FEATURE subtitled elements

3.           LEGAL DOCUMENTATION

LD.1
a typed statement summarising all restrictions and obligations with respect to advertising and promotion in connection with the Picture (statement to cover restrictions pertaining not only to credits but also to use name and likeness obligations),

LD.2	a copy of the Title Report covering the title of the Picture from a recognised source setting forth prior uses of the same or similar titles,

LD.3	a copy of the executed licence agreement in full force and effect between the Producer and Dolby Laboratories, Inc.,

LD.4	if any clips from other films are used in the Picture, copies of all necessary licenses, or permissions granting the rights to use the clips in the Picture,

LD.5	typed contact list for all key cast and crew,

LD.6	twenty (20) original certificates of Origin for the Picture certifying that the Picture is a picture of Canadian origin,

LD.7	Three (3) originals of an Instrument of Transfer in the form attached hereto, signed by the Producer before a person authorised to attest signature,

Page - 217

LD.8
Three (3) copies of the Music Cue Sheet of the Picture, which cue sheet shall specify the author of each musical composition involved, the publishing company and performing rights society controlling the rights in each such piece of music and its specific location in the Picture, the location where the music was recorded, and the names of the composer and the arranger,

LD.9
Laboratory Access Letter(s) signed by the Licensor and each respective Laboratory and/or facility having possession of the preprint and sound materials for the Picture (all versions) and trailer (s), including film, sound and storage facilities,

LD.10	Twenty (20) original notarized short- form licenses,

LD.11	Two (2) credit lists as on screen,

LD.12	Two (2) foreign theatrical advertising credits,

LD.13
One (1) Certificate of Canadian Copyright Registration for the screenplay, or if not yet available, a copy of the application therefore accompanied by the letter of transmittal to the Canadian Copyright Office,

LD.14
One (1) Certificate of Canadian Copyright Registration for the Picture, or if not yet available, a copy of the application therefore accompanied by the letter of transmittal to the Canadian Copyright Office,

LD.15
Final certified Negative Cost Statement certified by the Completion Guarantor (and if no completion guarantor was engaged for the Picture, then by the Producer’s outside certified public accountants as approved by the Distributor) evidencing a Minimum Negative Cost of Seventy Five Thousand (CDN$75,000) (the definition of “negative cost” for the purposes of this agreement shall be subject to the written approval of the Distributor, but in no event shall such “negative cost” include the aggregate producer fees or interest and financing charges),

LD.16	MPAA rating certificate reflecting the rating specified in the Exhibit XYZ to the agreement,
LD.17	All literary and music chain of title and other clearance documentation for the feature in the form and substance satisfactory to the Distributor,

LD.18
Access to and all location of all agreements and documents relating to the picture: e.g. employment agreements, clearances, releases, location agreements and evidence of payment in full with respect thereto) as may be required by Distributor, including but no limited to:

a)
Cast/Talent/Personnel Agreements- Fully executed agreements for all cast, crew, and other entities and related personnel who have been accorded paid advertising and /or screen credit whose names are accorded paid advertising credit. (Should agreements for any the cast members not exist, then signed releases for those individuals).

b)	Releases- Signed releases from all persons identified by name or likeness in the Picture who do not have signed contracts.
c)
Music Licenses- Fully executed synchronization and master use licenses on all media buy-outs basis for each item of licensed music used in the Picture; fully executed agreements for each composer of underscoring on all media buy-out basis; and evidence payment under each composer of underscoring on all media buy-out basis; and evidence of payment under each synchronization and master use license and composer agreement.

Page - 218

LD.19	Mortgage of Copyright and Security Agreement- two (2) original of a Mortgage of Copyright and Security Agreement.

LD.20
Coverage- If requested, laboratory access to the original negative, answer print, work picture, magnetic or digital soundtracks, filled music, and effect tracks and the original sound recordings, of all alternative takes, cover shots, looped dialogue lines and other materials (collectively referred to as “coverage”) for the purpose of re-transferring and/or conforming to rating requirements, broadcast standards and practices and censorship.

LD.21	Residuals- Producer shall be responsible for all residuals, but will provide the following information:
a)	A letter signed and certified to be true and correct, from the producer or director of the Picture, setting forth:

(i)	Which, if any, domestic and foreign unions and guilds whose members rendered services on the Picture.
(ii)
With respect to each such union or guild listed in (i) preceding what, if any, residual obligations exist (with specificity) in connection with Distributor’s exercise of its distribution rights in the Picture;

(iii)
All documents and information necessary for Distributor to comply with the residual obligations stated in (ii) preceding including, without limitation, an itemized statement of the total amounts paid to each director, write, artist, musician, and technician employed or in connection with the Picture together with the number of days worked by each, the social security number (or other applicable documentation) of each thereof and the name of the guild or union having jurisdiction; and

(iv)	Where worldwide rights in all media have been “bought out” a letter from the Producer or director setting forth with specificity the persons subject to such “buyout” and the method of buyout.

Any waiver of delivery of any such item shall not be valid or binding unless in writing and signed by Distributor.

Page - 219

SCHEDULE “B”
to a Distribution Agreement dated as of February 20, 2009

CASH FLOW SCHEDULE

To be mutually approved by the parties.

Page - 220

Exhibit 4.31

Page - 221

Page - 222

Exhibit 4.32

Page - 223

Page - 224

Exhibit 4.33

Page - 225

Page - 226

Exhibit 12

Page - 227

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

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  November 13, 2009

/s/ Ron Loudoun
Ron Loudoun
Chief Executive Officer

Page - 228

PACIFIC GOLD ENTERTAINMENT INC.
CERTIFICATIONS PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Janet Gilleshammer, certify that:

1.   I have reviewed this annual report on Form 20-F of Pacific Gold Entertainment Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  November 13, 2009

/s/ Janet Gilleshammer
Janet Gilleshammer
Chief Financial Officer

Page - 229

Exhibit 13

Page - 230

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific Gold Entertainment Inc. (the “Company”) on Form 20-F for the period ending April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ron Loudoun, President and Chief Executive Officer of the Company and a member of the Board of Directors, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ron Loudoun
Ron Loudoun
Chief Executive Officer

November 13, 2009

Page - 231

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pacific Gold Entertainment Inc. (the “Company”) on Form 20-F for the period ending April 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Janet Gilleshammer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Janet Gilleshammer
Janet Gilleshammer
Chief Financial Officer

November 13, 2009

Page - 232